Exhibit 99.5

SUN LIFE FINANCIAL INC.

ANNUAL REPORT 2010

Working to BUILD a brighter future

Sun Life Financial

A focus on our STRENGTHS

A solid foundation

The combination of our capital strength, diversified business model and strong risk management practices gives us the solid foundation from which to fulfill our promises to customers while we actively pursue strategic growth opportunities.

Disciplined strategic execution

By aligning our infrastructure, processes and people with a carefully developed plan that leverages our expertise and global presence, we are able to capitalize on opportunities that create lasting value for our shareholders.

Continuous innovation

We are constantly improving our mix of products and services – across all markets and business lines – by listening to our customers and then developing innovative ways to meet their needs for financial security and flexibility.

Financial highlights

Common share information

As at or for the year ended December 31 2010 2009 2008 Market capitalization (C$ millions) 17,292 17,076 15,918 Closing share price TSX (C$) 30.11 30.25 28.44 NYSE (US$) 30.10 28.72 23.14 PSE (Philippine Pesos) 1,251 1,220 850 Dividends per common share (C$) 1.44 1.44 1.44 Book value per share (C$) 28.26 27.44 28.11

Delivering shareholder value

Focus on financial performance

Our financial results improved in 2010 reflecting a second consecutive year of positive equity market returns and more favourable credit experience relative to the prior year. Although in many ways the economy was still recovering in 2010, for many consumers, the economic crisis made them seriously consider the need to protect themselves and their families with a solid financial plan. As these and several other trends drive growth in the insurance industry, we worked hard to ensure our customers received the information, products and services they needed to prepare for whatever the future holds, while delivering value to our shareholders.

1,583 9.9% 2.79

785 1.40 5.1% 534 0.95 3.4%

2008 2009 2010 2008 2009 2010 2008 2009 2010

Common shareholders’ net income For the year ended December 31 (C$ millions)

Earnings per common share For the year ended December 31 (C$)

Return on common shareholders’ equity

For the year ended December 31

Balanced business model

Our business model is one of balance as we strive to establish scale and scope in each of the diversified markets in which we choose to compete. Our model supports the higher growth prospects of our operations in emerging markets with the more established businesses in mature markets. In a similar way, our protection business balances the relatively more volatile wealth management business.

464 381 433

55% 45% Wealth Protection

2008 2009 2010

Revenue by business segment*

For the year ended December 31, 2010

*Excludes fair value changes

in held-for-trading assets

Canada U.S. MFS Asia Corporate

Assets under management ($ billions)

As at December 31, 2010

MFS and other assets under management

Segregated funds

General funds

Wealth/Protection

Based on value of new business

(VNB) generated in 2010

Financial flexibility

Strong credit ratings, capital ratio and risk management practices put us in a position to capitalize on growth opportunities.

Sun Life Assurance Company of Canada 2010 2009 2008 Financial strength ratings A.M. Best A+(1) A+(1) A+ Moody’s Aa3(1) Aa3(1) Aa3 Standard & Poor’s AA-(1) AA(2) AA+ DBRS IC-1(1) IC-1(1) IC-1(1) Minimum continuing capital and surplus requirements 228% 221% 232% (1) Outlook stable (2) Negative outlook

The world of Sun Life Financial

CANADA
TORONTO
BOSTON
PHOENIX
UNITED STATES
BERMUDA
MEXICO CITY
SAO PAULO
BUENOS AIRES
IRELAND
UNITED KINGDOM
LONDON
ROTTERDAM
PARIS
FRANKFURT
MILAN
MADRID
LISBON
BAHRAIN
INDIA
CHINA
HONG KONG
TAIPEI
TOKYO
PHILIPPINES
SINGAPORE
INDONESIA
SYDNEY

Products, services and distribution channels

The world of Sun Life Financial

UNITED KINGDOM IRELAND

CANADA LONDON ROTTERDAM PARIS FRANKFURT

TORONTO BOSTON MADRID MILAN

LISBON TOKYO

PHOENIX UNITED STATES

BERMUDA CHINA BAHRAIN HONG KONG

TAIPEI MEXICO CITY INDIA

PHILIPPINES

SINGAPORE

INDONESIA

SAO PAULO

BUENOS AIRES SYDNEY

Sun Life Financial around the world

MFS headquartered in the U.S.

MFS research and investment and marketing/sales and service offices

Products, services and distribution channels

Products SLF Canada SLF U.S. MFS SLF Asia Corporate

Individual life insurance • • • •

Individual health insurance • •

Individual annuity and savings • • • •

Group life and health • • •

Group pension and retirement • •

Mutual funds • • •

Asset management • • • •

Distribution channels SLF Canada SLF U.S. MFS SLF Asia

Sun Life sales agents • •

Independent and managing general agents • • •

Financial intermediaries (e.g., brokers) • • • •

Banks • • •

Pension and benefit consultants • • • •

Direct sales (including Internet and telemarketing) • •

Our objective and corporate profile

Our objective

To deliver the best customer experience at every touch point in every market in which we do business.

Corporate profile

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers.

Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda.

Our mission, vision and values

Mission

To help customers achieve lifetime financial security.

Vision

To be an international leader in protection and wealth management.

Values

Integrity

We are committed to the highest standards of business ethics and good governance.

Engagement

We value our diverse, talented workforce and encourage, support and reward them in contributing to the full extent of their potential.

Customer focus

We provide sound financial solutions for our customers and always work with their interests in mind.

Excellence

We pursue operational excellence through our dedicated people, our quality products and services, and our value-based risk management.

Value

We deliver value to the customers and shareholders we serve and to the communities in which we operate.

Our employees and advisors

Employees worldwide(1)(2) Advisors worldwide(1)

Canada 7,570 Canada 3,640 U.S. 2,650 Philippines 3,005 MFS 1,655 Hong Kong 1,205 India 655 India 153,395 Philippines 640 Indonesia 4,110 Hong Kong 610 China 2,390 Ireland 340 167,745 Indonesia 315 U.K. 240

Bermuda 65

China 15

14,755

(1) As at December 31, 2010.

(2) Does not include employees of Birla Sun Life in India or Sun Life Everbright in China.

Working to BUILD a brighter future

For well over a century, we have managed our global businesses prudently and in the interests of all our stakeholders. Our commitment today remains unchanged: to help our customers achieve lifetime financial security and create lasting value for our shareholders.

Recognizing that economic, demographic and social forces mean ongoing uncertainty for many people around the world, we will continue to leverage our strengths to develop innovative products and services that give our customers the financial security and flexibility they need.

2 Chairman’s message

4 Chief Executive Officer’s message

6 Our highlights in 2010

8 Our strategy

9 Looking ahead

10 Business strategies

14 Our brand promise

15 Public accountability

17 Management’s Discussion and Analysis

75 Consolidated Financial Statements

147 Sources of earnings

149 Six-year summary by segment

150 Eleven-year summary

152 Board of Directors and Executive Team

153 Subsidiary and affiliate companies

156 Major offices

157 Corporate and shareholder information

Sun Life Financial Inc. Annual Report 2010

CHAIRMAN’S MESSAGE

We took a number of steps in 2010 to strengthen oversight and governance at Sun Life.

Change, volatility and uncertainty persisted as descriptors of the global economy in 2010. Equity markets improved but the continuing low interest rate environment is challenging for our industry. Governments around the world took actions to support their economies and financial markets while at the same time are increasingly transferring responsibility for financial security to individuals. Regulators sustained their vigilant, prudential oversight of financial institutions.

Sun Life is well positioned to meet these challenges. Our 2010 financial results reflect strong and improved performance. Our Company has a strong capital position, operates within a highly developed and robust risk management framework and has a diversified business model that is positioned to address the lifetime financial needs of our customers.

The Board is focused on strategic planning and monitoring the execution of business plans so that the Company meets its potential and delivers returns to all our stakeholders. In 2010 the Board held a number of full-day meetings focused on strategic deliberations. Management’s recommended actions for achieving balanced growth in the future were considered in the context of the ongoing recovery from the financial crisis and the current economic outlook. The Board allocates time at every regularly scheduled meeting to discuss progress against the Company’s strategic plan and to consider whether adjustments are in order. Directors who are not members of the Risk Review Committee regularly attend meetings of the committee to enhance their understanding of the risks faced by the Company.

Strengthening oversight and governance of Sun Life includes development of directors and Board succession planning and renewal. Three directors assumed new roles as Chairs of Board Committees in 2010 as we implemented a policy of rotating Committee Chairs, generally every five years. Much of the heavy lifting of Board work is done by the Committees and new Chairs bring fresh perspectives to this important work. Committee Chairs work closely with management and are able to provide additional insight to Board discussions.

Life’s brighter under the sun

Our 2010 financial results reflect STRONG and improved performance

In 2010 the Board engaged an executive search firm to assist with the identification of potential director candidates who will enhance the Board’s existing skill and experience mix. Three directors with strong experience in the insurance and financial services industry are standing for election for the first time at the 2011 Annual Meeting. Martin Glynn joined the Board in December 2010. He was formerly President and Chief Executive Officer of HSBC Bank USA. Martin also held executive responsibility for HSBC Canada and has international experience in Asia and the U.K. Richard Booth is Vice Chairman of Guy Carpenter & Company LLC, a global risk management and reinsurance specialist. Richard has had a long career in the U.S. insurance industry. Jon Boscia was President, Sun Life Financial until December 2010. Jon spent most of his career at the publicly traded U.S. life insurer, Lincoln National Corporation, retiring as Chairman and Chief Executive Officer in 2007.

Our colleague and friend Germaine Gibara passed away in April 2010. Germaine made many contributions to the Board during her 13-year tenure and we miss her greatly.

Bertin Nadeau is retiring as a director at the 2011 Annual Meeting. He has served on the Board for 21 years, and has made a significant contribution as the Chairman of our Governance and Conduct Review Committee. We wish to acknowledge and thank Bertin for his service to the Company and the Board.

On behalf of the Board of Directors, I would like to thank the management and all employees for making our “Working to BUILD a brighter future” theme real for our customers and shareholders.

RONALD W. OSBORNE

CHAIRMAN OF THE BOARD

Sun Life Financial Inc. Annual Report 2010

CHIEF EXECUTIVE OFFICER’S MESSAGE

To us, sustainable growth means growth in products and businesses with the right risk and return profile, executed in a balanced manner.

Businesses around the world are coming to terms with the aftermath of the global financial crisis – a fundamentally altered economic order with new risks, and new possibilities. At Sun Life, our capital strength, diversified business model and strong risk management practices give us the foundation to manage through difficult market conditions, to take advantage of opportunities as they arise, and to capitalize on powerful macro trends.

The disciplined execution of our enterprise strategy has enabled us to deliver solid results for 2010. We have maintained our capital strength and significantly de-risked our product portfolio. Assets under management were up from last year, to $464.2 billion. We have achieved strong sales performance in Canada, the U.S. and most of our markets in Asia, and we are making progress in restructuring our U.S. business to realize more sustainable, profitable growth.

To us, sustainable growth means generating value in products and businesses with the right risk and return profile. With over 145 years of experience, strength and stability, we continue to refine our mix of customer-focused products and services. Our established framework for managing risk constantly looks to balance the interests of our customers and our shareholders.

Relying on insights gleaned from always listening to our customers, we continue to develop innovative ways to help baby boomers plan and provide for lifetime financial security. We are building new businesses to help individuals cope with their increasing responsibility for health care. And we are on the ground floor of the explosive expansion of the middle classes in three of the world’s most populous countries: China, India and Indonesia.

China is now the world’s second-largest economy and our partnership operation there, Sun Life Everbright, is the first of its kind to be restructured as a domestic Chinese company. Sales have doubled over 2009 and we now have facilities in 36 cities.

We are also the only Canadian life insurer with an operating joint venture in India. Birla Sun Life has over 11,000 employees, over 600 branches and is ranked sixth among all foreign insurers. The strength of our team in India was proven this past year as we responded to dramatic regulatory changes by reworking an entire product portfolio in a mere 60 days. It was a remarkable achievement and a testament to the capability and dedication of everyone involved.

As part of the growth strategy in our home market – Canada – we launched a new investment management company, Sun Life Global Investments (Canada) Inc. The initial suite of 12 funds harnesses our global asset management capabilities to provide Canadian investors with attractive new choices to meet their investment and retirement needs and will have broad in-house and external distribution.

Customers are at the heart of our business and our goal is to engage every customer into becoming an advocate for our brand. Drawing on our internal brand promise – action powered by insight – 2010 also marked a deepened focus on the framework of interactions we have with our customers. Through this framework, we continued to listen to our customers with the aim of improving service and developing solutions that make it easier to do business with us.

Life’s brighter under the sun

We LISTEN to our customers with the aim of improving service and developing solutions that make it easier to do business with us

In 2010, Sun Life initiated several major advertising campaigns which have generated increased consumer recognition of our brand in Canada, the U.S. and the Philippines. In the U.S., we purchased the naming rights to Sun Life Stadium in Miami and garnered over 3 billion impressions from the Super Bowl alone. In the Philippines, we launched an advertising campaign encouraging Filipinos to consider the importance of saving, investing and having a financial plan. And in Canada, we took an innovative approach in our advertising to show the strength of our advisors and the value of holistic advice.

Throughout this past year, I have had the privilege of chairing the Task Force on Financial Literacy, which spent many months consulting with Canadians on an issue that is critical to their prosperity. The objective of strengthening the financial skills of Canadians is a long-term undertaking that is increasingly relevant to each individual and household and to our society as a whole, irrespective of the particular state of the economy. Canadians have never before faced such a combination of economic circumstances: low interest rates, volatile equity markets, high personal debt levels and a vast number of choices in financial products. I am confident that the Task Force’s recommendations provide a clear path toward greater financial literacy and, in doing so, will help all Canadians build a brighter future.

Doing the right thing for our business means also doing the right thing for our communities. In addition to formal philanthropic support of health and wellness, culture and education, around the world our people take active leadership roles in their communities. Among many examples, we received the “Caring Company” award from the Hong Kong Council of Social Service for outstanding efforts in support of the environment, employee relations and community giving. For the fifth time in seven years, Sun Life was also selected as one of the Global 100 Most Sustainable Corporations in the World, the only North American insurer to be so recognized.

Working with integrity and respect, focusing on our customers worldwide, learning from our experiences and celebrating our successes is a key source of our strength. The commitment of our employees, advisors and distribution partners around the world sustains our ability to deliver on our promises. I thank each of you for your hard work and professionalism.

As we continue to build for the future, we recognize that, for many people, the current economic climate is a source of confusion and uncertainty. While there are no easy answers, our commitment remains: to apply all our strength, expertise and disciplined business practices to help make life brighter under the sun for all our stakeholders.

DONALD A. STEWART

CHIEF EXECUTIVE OFFICER

Sun Life Financial Inc. Annual Report 2010

OUR

HIGHLIGHTS

IN 2010

A decade of GROWTH

We continue to refine our business model to strengthen our global presence.

In 2010 we marked our 10th anniversary since demutualizing and becoming a publicly traded company. Our enterprise strategy – combined with strong capital, prudent risk management and continued investment in our people and our brand – has guided us through a decade of growth, despite tumultuous economic conditions. The following highlights of the past year’s achievements illustrate our success at leveraging our strengths as a sustainable company that is committed to all its stakeholders.

1. Disciplined, balanced growth

Diligent execution of our enterprise strategy drove excellent sales performance across a number of businesses and geographies:

• In SLF Canada, sales of individual insurance products exceeded $200 million for the year, with record sales levels from our Sun Life Advisors.

• SLF Canada’s Group Retirement Services reported pension rollover sales increased by 22% to a record $1 billion, with a four-quarter average retention rate of 50%.

• Our U.S. Employee Benefits Group reported record sales of US$382 million in the fourth quarter.

• Gross sales at MFS, our U.S.-based global asset management firm, reached US$53 billion for the year.

• In SLF Asia, individual life sales in China for 2010 reached a record RMB 610 million, more than double the sales in 2009.

Assets under management (AUM) increased in 2010 as we continue to leverage our enterprise-wide strength in asset management:

• AUM at MFS increased by 19% to a record high of US$222 billion.

• In Canada, Group and Individual Wealth AUM grew to $100 billion in 2010.

• In Hong Kong, AUM grew by 53%.

Life’s brighter under the sun

Using INSIGHT to develop products and services

2. Strengthened global positioning

We continue to refine our business model to strengthen our global presence and position ourselves for the business environment of the future:

• Sun Life Everbright was restructured as a domestic insurance company in order to capture a larger share of China’s growing financial services sector.

• We sold our life reinsurance business as part of our strategy to deploy capital to the parts of our business that can best achieve strong, sustainable growth.

• We launched a new investment company, Sun Life Global Investments (Canada) Inc., to meet the growing investment and retirement needs of Canadians.

3. Product innovation

Using insight to develop products and services that empower our customers to act led to the introduction of a wide range of product innovations. For example:

• In Canada, Group Retirement Services launched an industry-first wireless enrolment service using the new BlackBerry® PlayBook™ to make it easy for plan members to start saving for the future.

• In India, Birla Sun Life Asset Management Company Limited, one of our joint venture companies, introduced a mobile platform to enable customers to manage their investment portfolios from the convenience of their mobile phone.

• In the U.S., we continued to launch innovative variable annuity products that help customers with their retirement goals while improving our risk profile.

4. Bold brand building

Innovative marketing and advertising ideas earned us significantly increased brand recognition in markets around the world:

• After we purchased the naming rights to Sun Life Stadium in Miami we generated more than 3 billion impressions worldwide, and increased the awareness of our brand.

• In the Philippines, our groundbreaking It’s time! multimedia campaign resulted in widespread recognition.

• In Canada, we encouraged Canadians to create a financial plan with us. Through a variety of media and unique advertising initiatives we have seen thousands of new leads to advisors, and traffic to our website increase by double digits.

Sun Life Financial Inc. Annual Report 2010

We will LEVERAGE our strengths around the world

OUR

STRATEGY

We will leverage our strengths around the world to help our customers achieve lifetime financial security and create value for our shareholders.

We will work to achieve our strategy through focused execution of the following six enterprise priorities.

Generate value-building growth

Expand distribution capabilities and enhance products and services to sustain profitable top-line growth.

Intensify customer focus

Satisfy customer needs by delivering top-quality products and services that are grounded in consumer insight.

Enhance productivity and efficiency

Continuously improve productivity and efficiency to reduce costs and increase competitiveness.

Strengthen risk management

Continue to build a strong risk management culture and practices to maximize shareholder value.

Foster innovation

Embed innovation throughout Sun Life to create customer value, improve business results and gain competitive advantage.

Talent management

Attract, develop and engage highly talented employees, ready and able to contribute to the full extent of their potential.

Life’s brighter under the sun

LOOKING AHEAD

We will continue to deliver SUSTAINABLE growth by focusing on what customers tell us is most important to them

We will use customer insights to drive innovation.

Our commitment to listen carefully to our customers’ needs and refine each point of customer contact enables us to better identify their preferred product features, service levels and distribution channels. These insights inform our ongoing development of innovative, customer-focused products and services that reflect each market’s specific and evolving needs.

We will use technology to its fullest to give our customers a superior experience – and to reinforce Sun Life’s unique value proposition. We will pursue new business models that deliver the financial security and flexibility customers are asking for and the performance our shareholders expect. And we will expand our global research and asset management platforms to reinforce our brand promise of action powered by insight.

We will capitalize on macro trends to grow our core businesses.

Our global businesses are positioned to take full advantage of three powerful trends that will drive growth in our industry for the foreseeable future:

• The investment, retirement and tax-planning needs of baby boomers.

• The shift of responsibility from governments and employers to individuals including health care costs and retirement saving.

• The rapid growth of the middle class in China, India and Indonesia.

To capitalize on these trends, our approach will be to identify and focus on emerging pockets of value with above-average risk/return profiles and growth opportunities.

We will optimize sustainable growth by balancing the needs of customers and shareholders.

We will continue to de-risk our products to bring greater balance between customer and shareholder value. We will continue to seek out only those core risks that support our corporate mission of helping customers achieve lifetime financial security.

Sun Life Financial Inc. Annual Report 2010

BUSINESS

STRATEGIES

AROUND

THE GLOBE

Working to BUILD a brighter future

We focus on lifetime relationships, holistic advice and product development.

SLF CANADA

SLF Canada is the largest Canadian life insurer based on premiums and deposits. We serve individual customers through protection and wealth solutions delivered with advice from Sun Life Advisors or independent advisors. SLF Canada also provides group benefits and retirement solutions sponsored by employers and affinity groups, and more recently distributes directly through the Internet and other channels.

2011 Priorities

• Improving profitability through product mix, strengthening distribution capabilities and providing value-added products and services to our diverse client base.

• In Individual Insurance & Investments, driving profitable sales through the Sun Life Financial Advisor Sales Force and Wholesale distribution partners with a focus on lifetime relationships, holistic advice and product development. We will also leverage Sun Life Global Investments (Canada) Inc., our new investment company, in wealth accumulation and retirement strategies.

• Our Group Benefits businesses will see further profitable growth by increasing sales in the small-and medium-sized case markets and by creating additional revenue opportunities by offering innovative product and service solutions to larger accounts.

• Additional sales growth will be achieved by leveraging product and service capabilities and relationships with individual clients and group plan members through voluntary benefit offerings. We will also build on the considerable success of the rollover business in Group Retirement Services and Group Benefits.

• We will continue to emphasize risk management, which includes repricing products such as Universal Life as a result of historically low interest rates, and actively managing our group disability income business. We will continue to focus on improvements in productivity through disciplined expense management while maintaining a high level of client satisfaction.

Life’s brighter under the sun

We will DELIVER sustainable and profitable growth

SLF U.S.

Sun Life U.S. is a leading provider of annuities, life insurance and group benefits. We are focused on delivering sustainable results, while providing customer-centric solutions to baby boomers, small-to mid-size business owners, employees and affluent individuals. Central to our strategy is a disciplined approach to risk management, strong distribution relationships and operational efficiency.

2011 Priorities

• Drive sustainable and profitable organic growth by developing innovative solutions that satisfy consumer needs while effectively managing risk.

• Pursue top-line growth in Individual Life and Annuities by developing stronger relationships with key third-party distributors, increasing our advisor base and continuing to improve wholesaler productivity.

• Build on the success of our specialized Employee Benefits Group distribution model and continue to strengthen our presence in the voluntary and small business markets.

• Strengthen our U.S. brand presence by bringing greater emphasis to advertising, community initiatives and integrated marketing.

• Maintain focus on effective risk management and continuous improvements in operational efficiency.

Sun Life Financial Inc. Annual Report 2010

We will continue to CHALLENGE the structure of our processes

BUSINESS

STRATEGIES

AROUND

THE GLOBE

MFS

MFS’s strategy is to grow its business by continually exceeding clients’ expectations with superior investment performance. As distribution of retail funds continues to move toward platform-driven sales, long-term investment performance has become even more important. We will continue to challenge the structure of our investment process and add research talent to ensure that high investment performance is maintained across a universe of securities that is becoming more geographically dispersed.

Expansion of institutional products and sales are also important elements of our strategy. We have launched a number of institutionally focused investment products that are designed to better meet the market separation of investment performance linked to an index and investment performance based on active management of investment products. We have and will continue to add investment talent to support the expanded product set, and wholesalers to expand distribution capabilities geographically.

We will deepen our investment in talent to support the expanded product set.

2011 Priorities

• We will deepen our existing alpha-generating resource capabilities and expand our global research platform by adding equity analysts in key regions.

• Our institutional business will seek to expand relationships with global and Tier-1 consultants, look to further penetrate the defined contribution markets in the U.S. and United Kingdom, and will continue to focus on growing its sovereign wealth business around the world.

• Our retail distribution efforts will revolve around continuing to emphasize our quality, risk management, and product breadth stories, including our multi-asset class capabilities, with advisors.

• We will also be focused on strengthening relationships within the increasingly important professional buyer segment.

• Finally, 2011 will be the “Year of the Client” for MFS, as we plan to develop and begin to execute a major service improvement initiative that will touch all clients and channels.

Life’s brighter under the sun

Our products will bear the marks of INNOVATION and speed to market

SLF ASIA

SLF Asia’s strategy is to gain scale in each of the markets where we operate and develop into a significant long-term revenue and earnings growth operation. As such, we are increasing the speed to market for new and innovative products, developing alternative distribution channels such as bancassurance and telemarketing, as well as leveraging the Company’s existing asset management capability in Asia and globally. Key local initiatives will benefit from leveraging Sun Life Financial’s worldwide resources to bring industry-leading products, services and best practices to Asia.

2011 Priorities

• We will continue to launch innovative and customer-focused products reflecting each market’s current and evolving needs.

• We will enhance and diversify our distribution management capabilities, implementing best practices in such areas as agency recruitment and training, and further expanding alternative channels such as bancassurance and telemarketing.

• Continued enhancement of risk management and operational efficiency remains a priority to further streamline the operations and enhance the platform that supports future growth across the region.

Sun Life Financial Inc. Annual Report 2010

OUR BRAND PROMISE

Life’s BRIGHTER under the sun

Action powered by insight has become our daily mantra.

We understand that to build on a strong brand, we’ve had to make our brand promise part of how we do business every day: Action powered by insight has become our daily mantra.

Our brand acts as an impetus for employee empowerment and insightful decision making. For employees, it means making a positive difference for our customers, communities and shareholders. For our distribution channels, it means reaching out to communities around the world to build on our reputation as a strong and stable company.

While many companies scaled back on brand-building activities during the financial crisis, Sun Life forged ahead. From television advertising to our sponsorships and expanded web and social media presence, our focus was on deepening the understanding of our brand promise with customers worldwide.

Throughout 2010, our employees and advisors continued to focus their efforts on gaining deeper, more meaningful global insights. These insights are helping us develop a well-defined roadmap for innovation. We continued to ask clear, targeted questions of our customers to help ensure that the products and tools we’re developing address their real needs.

As we continue to live our global brand promise, our efforts are paying off. Increasingly, consumers see us as a company that is warm, knowledgeable, approachable and spirited – a company committed to offering sustainable products and services that truly make life brighter under the sun.

Life’s brighter under the sun

Working toward a

SUSTAINABLE future

PUBLIC ACCOUNTABILITY

In 2010, we reinforced our long-standing support of health and wellness, cultural initiatives, and education, including financial literacy. We also accelerated our move to cleaner, greener practices in our businesses and expanded our leadership as a major investor in projects of social and environmental value.

Improving the picture of health

Our support for health-related issues continued its proactive approach to prevention with a focus on those issues that will overtax our health care systems in the future: inactivity, poor nutrition and mental health problems. Through our partnerships with organizations, universities, hospitals and community groups, we sought out, and in several cases developed, programs that we hope will pay future dividends in healthier populations. We also worked with employers to provide workplace wellness programs for their employees. In 2010, we invested in exciting and forward-looking scientific research in theoretical physics to seek out and develop the advanced technologies that will enrich our futures and help build healthier societies.

Education beyond the classroom

We expanded our support for education to include learning over a wide range of ages. We invested in important programs that provide the fundamentals of learning to disadvantaged preschool children; provided college and university grants and scholarships; rewarded scholastic achievement; and made it possible for financially challenged high school students to stay in school and move on to post-secondary education. In Canada, we worked with government and other stakeholders to bring about changes to improve the financial knowledge, skills and confidence of individuals across various segments of the population.

Meeting our social, environmental and financial responsibilities today, while working toward a sustainable future.

Sun Life Financial Inc. Annual Report 2010

SUSTAINABILITY will continue to grow in importance

PUBLIC

ACCOUNTABILITY

A broader definition

At Sun Life, we make promises that last decades into the future.

Sustainability is a key component of public accountability and will continue to grow in importance. Its meaning extends beyond the environmental definition into every aspect of modern business. At Sun Life – where we make promises to our customers that last decades into the future – sustainability is at the core of our mission. Few activities are as intrinsically sustainable or socially responsible as helping people achieve lifetime financial security. Sustainability is reflected in our efforts to develop healthier societies through our proactive approach to health and wellness; in our support for education and financial literacy that will help people achieve a brighter, more secure future; in building and development practices; and in our growing investments in renewable energy projects.

As a for-profit corporation with obligations to customers and shareholders, sustainability is also the lens through which we view business results. By conducting our businesses in responsible, ethical and sustainable ways, we build shareholder value over the long term. We believe that maintaining balanced priorities will lead to the ultimate goal of healthier, more financially literate populations, living in cleaner, greener communities, made stronger by the actions we take today.

Life’s brighter under the sun

EXHIBIT 1

Management’s

Discussion

and Analysis

19	Overview
	19	Enterprise Mission, Vision, Values and Strategy
	20	Business Profile
	21	Financial Highlights
	22	Corporate Developments
	22	Outlook
	22	Financial Objectives

23	Accounting and Control Matters
	23	Critical Accounting Policies and Estimates
	28	Changes in Accounting Policies
	35	Disclosure Controls and Procedures
	35	Management’s Report on Internal Control over Financial Reporting
	35	Changes in Internal Control over Financial Reporting
	35	Non-GAAP Financial Measures

36	Financial Performance
	36	2010 Consolidated Results of Operations
	40	Fourth Quarter 2010 Performance

43	Business Segment Results
	43	SLF Canada
	45	SLF U.S.
	47	MFS Investment Management
	49	SLF Asia
	51	Corporate

52	Investments

58	Risk Management
	58	Risk Management Framework
	58	Risk Philosophy and Principles
	59	Accountability
	60	Risk Management Policies
	60	Risk Categories
		60	Credit Risk
		60	Market Risk
		65	Insurance Risk
		65	Operational Risk
		67	Strategic Risk

67	Capital and Liquidity Management
	67	Principal Sources of Funds
	68	Liquidity
	68	Capital
	71	Shareholder Dividends
	71	Capital Adequacy
	72	Financial Strength Ratings
	73	Off-Balance Sheet Arrangements
	73	Commitments, Guarantees, Contingencies and Reinsurance Matters

74	Legal and Regulatory Proceedings

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2010	17

Management’s Discussion and Analysis

February 16, 2011

The following table provides a list of abbreviations frequently used throughout this document.

Abbreviation	Description	Abbreviation	Description
AIF AFS AUM EPS GAAP HFT IFRS OSFI

Annual Information Form

Available-for-sale

Assets Under Management

Earnings Per Share

Generally Accepted Accounting Principles

Held-for-trading

International Financial Reporting Standards

Office of the Superintendent of Financial Institutions, Canada

MCCSR MD&A OCI ROE SEC Sun Life Assurance SLF Inc. Sun Life (U.S.)

Minimum Continuing Capital and Surplus Requirements

Management’s Discussion and Analysis

Other Comprehensive Income

Return on Equity

United States Securities and Exchange Commission

Sun Life Assurance Company of Canada

Sun Life Financial Inc.

Sun Life Assurance Company of Canada (U.S.)

In this MD&A, SLF Inc. and its consolidated subsidiaries, significant equity investments and joint ventures are collectively referred to as “Sun Life Financial”, the “Company”, “we”, “our” or “us”. Unless otherwise indicated, all information in this MD&A is presented as at and for the year ended December 31, 2010, and amounts are expressed in Canadian dollars. Where information at and for the year ended December 31, 2010, is not available, information available for the latest period before December 31, 2010, is used. Financial information, except where otherwise noted, is presented in accordance with Canadian GAAP, and the accounting requirements of OSFI. Additional information relating to the Company can be found in SLF Inc.’s Consolidated Financial Statements and accompanying notes (“Consolidated Financial Statements”) and AIF for the year ended December 31, 2010, and other documents filed with securities regulators in Canada, which may be accessed at www.sedar.com, and with the SEC, which may be accessed at www.sec.gov.

Use of Non-GAAP Financial Measures

We evaluate our performance on the basis of financial measures prepared in accordance with GAAP and certain non-GAAP financial measures. We believe that these non-GAAP financial measures provide information useful to investors in understanding our performance and facilitate the comparison of the quarterly and full-year results of our ongoing operations. These non-GAAP financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. They should not be viewed as an alternative to measures of financial performance determined in accordance with GAAP. Additional information concerning these non-GAAP financial measures and reconciliations to GAAP measures are included in this MD&A under the heading “Non-GAAP Financial Measures”.

Forward-looking Information

Certain statements contained or incorporated by reference in this MD&A, including those relating to our strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions, are forward-looking information within the meaning of securities laws. Forward-looking information includes the information concerning possible or assumed future results of operations of Sun Life Financial including those set out in this MD&A under Enterprise Mission, Vision, Values and Strategy, Business Profile, Outlook, Financial Objectives, Critical Accounting Policies and Estimates, Changes in Accounting Policies, Financial Performance, SLF Canada, SLF U.S., MFS Investment Management, SLF Asia, Corporate, Investments, Risk Management and Capital and Liquidity Management. These statements represent our expectations, estimates and projections regarding future events and are not historical facts. The forward-looking information contained or incorporated by reference in this MD&A are stated as of the date hereof, are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in the forward-looking statements contained or incorporated by reference in this MD&A due to, among other factors, the matters set out under Critical Accounting Policies and Estimates and Risk Management of this MD&A and the factors detailed in its other filings with Canadian and U.S. securities regulators, including its annual and interim financial statements and the notes thereto, which are available for review at www.sedar.com and www.sec.gov.

Factors that could cause actual results to differ materially from expectations include, but are not limited to, changes in legislation and regulations including capital requirements and tax laws; investment losses and defaults and changes to investment valuations; the performance of equity markets; the cost, effectiveness and availability of risk-mitigating hedging programs; losses relating to real estate investments; the creditworthiness of guarantors and counterparties to derivatives; changes and volatility in interest rates and credit/swap spreads; other market risks including movement in credit spreads; risks relating to product design and pricing; market conditions that adversely affect the Company’s capital position or its ability to raise capital; possible sustained economic downturn; regulatory investigations and proceedings and private legal proceedings and class actions relating to practices in the mutual fund, insurance, annuity and financial product distribution industries; risks related to market liquidity; downgrades in financial strength or credit ratings; the ability to attract and retain employees; risks relating to financial modelling errors; the performance of the Company’s investments and investment portfolios managed for clients such as segregated and mutual funds; the impact of mergers and acquisitions; insurance risks including mortality, morbidity, including the occurrence of natural or man-made disasters, pandemic diseases and acts of terrorism; adverse mortality and morbidity experience; uncertainty in the rate of mortality improvement; risks relating to policyholder behaviour; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; risks relating to operations in Asia including risks relating to joint ventures; the impact of competition; currency exchange rate fluctuations; business continuity risks; failure of information systems and Internet-enabled technology; breaches of computer security and privacy; dependence on third-party relationships including outsourcing arrangements; the impact of adverse results in the closed block of business; the potential for financial loss related to changes in the environment; the availability, cost and effectiveness of reinsurance; the ineffectiveness of risk management policies and procedures; the impact of higher-than-expected future expense cash flows; and the risks relating to the significant estimates and judgment in calculating taxes. The Company does not undertake any obligation to update or revise its forward-looking information to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law.

18	Sun Life Financial Inc. Annual Report 2010 Management’s Discussion and Analysis

Overview

Enterprise Mission, Vision, Values and Strategy

Mission To help customers achieve lifetime financial security.	Vision To be an international leader in protection and wealth management.

Values

These values guide us in achieving our strategy:

Integrity

We are committed to the highest standards of business ethics and good governance.

Engagement

We value our diverse, talented workforce and encourage, support and reward them for contributing to the full extent of their potential.

Customer Focus

We provide sound financial solutions for our customers and always work with their interests in mind.

Excellence

We pursue operational excellence through our dedicated people, our quality products and services, and our value-based risk management.

Value

We deliver value to the customers and shareholders we serve and to the communities in which we operate.

Strategy

We will leverage our strengths around the world to help our customers achieve lifetime financial security and create value for our shareholders. We will work to achieve our strategy through focused execution of the following six enterprise priorities:

Generate value-building growth

Expand distribution capabilities and enhance products and services to sustain profitable top-line growth.

Intensify customer focus

Satisfy customer needs by delivering top quality products and services that are grounded in consumer insight.

Enhance productivity and efficiency

Continuously improve productivity and efficiency to reduce costs and increase competitiveness.

Strengthen risk management

Continue to build a strong risk management culture and practices to maximize shareholder value.

Foster innovation

Embed innovation throughout Sun Life to create customer value, improve business results and gain competitive advantage.

Talent management

Attract, develop and engage highly talented employees, ready and able to contribute to the full extent of their potential.

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2010	19

Business Profile

Sun Life Financial is a leading international financial services organization, offering a diverse range of life and health insurance, savings, investment management, retirement, and pension products and services to both individual and corporate customers. We manage our operations and report our financial results in five business segments: Sun Life Financial Canada (“SLF Canada”), Sun Life Financial United States (“SLF U.S.”), MFS Investment Management (“MFS”), Sun Life Financial Asia (“SLF Asia”), and Corporate. The Corporate segment includes the operations of our United Kingdom business unit (“SLF U.K.”) and Corporate Support operations. Our Corporate Support operations include our life reinsurance business, which we sold on December 31, 2010, and our run-off reinsurance business as well as investment income, expenses, capital and other items not allocated to other business segments. Our functional currency is the Canadian dollar. Certain financial information for SLF U.S. and MFS is presented in this MD&A in both Canadian and U.S. dollars.

Business Segment	Business Units
SLF Canada	Individual Insurance & Investments Group Benefits Group Wealth
SLF U.S.	Annuities Individual Insurance Employee Benefits Group
MFS Investment Management	–
SLF Asia	–
Corporate	SLF U.K. Corporate Support

Our business model is one of balance as we strive to establish scale and scope in each of the diversified markets in which we choose to compete. Our model weighs the higher growth prospects of operations in emerging markets against the more established businesses in mature markets. In a similar way, our protection business balances the relatively more volatile wealth management business. It also ensures that our customers have access to complementary insurance, retirement and savings products that meet their specific needs at every stage of their lives. In response to the changing economic and regulatory landscape, we have increased our focus on product designs that provide greater flexibility around pricing and benefits, lower capital requirements and improved longer-term opportunities for sustainable profitable growth. The following table shows our products by business segment.

Products	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate
Individual life insurance	—	—		—	—
Individual health insurance	—			—
Individual annuity and savings	—	—		—	—
Group life and health	—	—		—
Group pension and retirement	—			—
Mutual funds	—		—	—
Asset management	—	—	—	—

Our focus on multi-channel distribution offers customers choices as to how and when they purchase products and access services.

Distribution Channels	SLF Canada	SLF U.S.	MFS	SLF Asia
Sun Life sales agents	—			—
Independent and managing general agents	—	—		—
Financial intermediaries (e.g., brokers)	—	—	—	—
Banks		—	—	—
Pension and benefit consultants	—	—	—	—
Direct sales (including Internet and telemarketing)	—			—

20	Sun Life Financial Inc. Annual Report 2010 Management’s Discussion and Analysis

Financial Highlights

	($ millions, unless otherwise noted)	2010	2009	2008
Common shareholders’ net income (loss)	Operating(1)	1,583	561	(40)
	Reported	1,583	534	785
	Basic reported EPS ($)	2.79	0.95	1.40
Diluted EPS(1)	Operating(1)	2.76	0.99	(0.10)
	Reported	2.76	0.94	1.37
ROE (%)	Operating(1)	9.9%	3.5%	-0.3%
	Reported	9.9%	3.4%	5.1%
	Dividends per common share ($)	1.44	1.44	1.44
	Dividend payout ratio(2) (%)	52%	152%	103%
	Dividend yield(3) (%)	5.0%	5.4%	3.8%
	MCCSR ratio(4)	228%	221%	232%
	Total Revenue	24,640	27,572	15,563
	Premiums, deposits and fund sales
	Premium revenue, including administration services only premium equivalents	17,768	20,004	18,613
	Segregated fund deposits	10,554	11,060	10,919
	Mutual fund sales	28,468	24,642	19,327
	Managed fund sales	29,641	33,525	20,944
	Total premiums, deposits and fund sales	86,431	89,231	69,803
	Assets under management (as at December 31)(5)
	General fund assets	120,859	120,091	119,842
	Segregated fund assets	88,911	81,305	65,762
	Mutual fund assets(5)	107,263	96,077	83,602
	Managed fund assets(5)	146,486	134,121	110,405
	Other AUM(5)	729	1,046	1,490
	Total AUM(5)	464,248	432,640	381,101
	Capital (as at December 31)
	Subordinated debt and other capital(6)	4,385	4,692	3,726
	Participating policyholders’ equity	114	107	106
	Total shareholders’ equity	18,245	17,230	17,226
	Total capital	22,744	22,029	21,058

(1)  All EPS measures refer to diluted EPS, unless otherwise stated. Operating earnings, operating EPS and operating ROE are non-GAAP measures and exclude certain items described under the heading Non-GAAP Financial Measures.

(2)  The dividend payout ratio represents the ratio of common shareholders’ dividends to reported common shareholders’ net income.

(3)  The dividend yield represents the common dividend per share as a percentage of the average of the high and low share price.

(4)  Represents the MCCSR ratio of Sun Life Assurance.

(5)  AUM, mutual fund assets, managed fund assets, other AUM and total AUM are non-GAAP financial measures. For additional information, see the section under the heading Non-GAAP Financial Measures.

(6)  Other capital refers to Sun Life ExchangEable Capital Securities (“SLEECS”), which qualify as capital for Canadian regulatory purposes. Additional information is available in the section Capital and Liquidity Management under the heading Capital.

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2010	21

Corporate Developments

The following developments occurred in 2010.

Sale of Reinsurance Business

On December 31, 2010, we completed the sale our life reinsurance business. The transaction is part of our strategy to deploy capital to parts of our business that can best achieve strong sustainable growth. The sale increased Sun Life Assurance’s MCCSR by 14 points, and did not have a material impact on net income in 2010.

Other Developments

On December 31, 2010, Sun Life Assurance entered into an external reinsurance agreement for the insured business in SLF Canada’s Group Benefits operations. The implementation of this agreement resulted in an increase in Sun Life Assurance’s MCCSR ratio by 12 points and had no impact on net income in 2010.

On July 20, 2010, Sun Life Everbright Life Insurance Company Limited (“Sun Life Everbright”) was restructured as a domestic insurance company. Under the restructuring of our joint venture with China Everbright Group Company (“China Everbright Group”), additional strategic investors were introduced, which reduced our ownership in Sun Life Everbright from 50% to 24.99%.

Common Share Activity

In 2010, SLF Inc. paid common shareholder dividends of $1.44 per common share. This was the same level of dividends paid in 2009. In 2010, SLF Inc. issued approximately 9 million shares from treasury under its Canadian Dividend Reinvestment and Share Plan.

Financing Arrangements

On October 12, 2010, Sun Life Assurance redeemed all of the outstanding $300 million principal amount of 6.65% Debentures, Series 3, due October 12, 2015, issued by Clarica Life Insurance Company (“Clarica”).

On May 25, 2010, SLF Inc. issued $280 million of Class A Non-Cumulative Rate Reset Preferred Shares Series 8R at a price of $25.00 per share and yielding 4.35% annually.

Outlook

Equity markets recorded a second consecutive year of positive returns in 2010. In North America, the economic recovery remained fragile as high unemployment, reduced spending and weakness in the housing market moderated economic growth in the United States, putting downward pressure on interest rates. The growing influence and strong performance of emerging markets such as China and India contributed positively to global economic growth in 2010.

According to the Organization for Economic Development and Cooperation, emerging economies are expected to continue to be the growth engines for the world in 2011. The emerging economies of China, India and Indonesia are expected to achieve growth rates ranging from 6% - 9% in 2011. GDP growth in North America is expected to be moderate, with both the United States and Canada expected to grow at approximately 2%. In the United States the Federal Reserve is expected to maintain its federal funds rate in the range of 0% - 0.25% throughout 2011 to stimulate the economy. In Canada, the economy has fared better than its G7 counterparts, causing the Bank of Canada to raise interest rates three times in 2010 before a pause to further action. However, the Bank of Canada has indicated that any further reduction in monetary policy stimulus would need to be carefully considered.

As we emerge from the financial crisis we are faced with challenges and opportunities. The regulatory environment is evolving as governments and regulators develop enhanced requirements for capital, liquidity and risk management practices to help financial institutions better withstand periods of substantial volatility. For consumers, the financial crisis highlighted the need for greater security and protection of retirement savings. We see several trends that will drive growth in the insurance industry. The aging of the population in North America, the rise of the middle class in the emerging markets of China and India, as well the shifting responsibility from governments and employers to individuals are all expected to increase the demand for private solutions for pension, savings and health care needs.

Financial Objectives

Financial objectives are established for the Company each year based on our view of future financial performance and the evolving economic and regulatory conditions. In 2010, the following financial objectives were established:

•	to achieve an operating ROE in the 12% – 14% range over a three-to-five year period(1), while maintaining a strong capital position and effective capital deployment

We made progress toward our operating ROE objective in 2010, but remain below our three-to-five year target range. In 2010, the Company generated an operating ROE of 9.9%, which was below our three-to-five year objective, but was higher than our 2009 operating ROE of 3.5%. The improvement in our ROE over 2009 was primarily the result of operating earnings of $1,583 million for the full-year 2010, compared to $561 in 2009. Results for the full year 2010 included $173 million related to improvements in equity markets in excess of assumed levels, the favourable impact of asset liability re-balancing and the favourable impact of the purchase of the United Kingdom operations of Lincoln National Corporation (“Lincoln U.K. acquisition”) in the fourth quarter of 2009. Movements in interest rates contributed $34 million to net income in 2010 as interest rate swap movements more than offset the adverse impact of lower interest rates. These favourable impacts were partially offset by increased expense levels from business initiatives in 2010 and $49 million of unfavourable credit impacts.

(1) Operating ROE is a non-GAAP measure. For additional information, see the section under the heading Non-GAAP Financial Measures.

22	Sun Life Financial Inc. Annual Report 2010 Management’s Discussion and Analysis

The operating ROE objective that was established in 2010 was based on the assumptions described below relating to equity market performance, interest rates and credit markets and the Company’s economic and business outlook at the time. The following table summarizes the differences between the assumptions used in establishing our operating ROE objective and the actual experience in 2010.

Factor	Assumptions	2010 Experience
Equity Markets	A steady rise in the annual level of equity market indices, primarily the S&P 500, by approximately 7% – 8%	The S&P 500 increased by 13%, while the S&P/TSX Composite Index increased by 14%
Interest Rates	Near-term stability in North American interest rates across the yield curve and over the longer term; interest rates that are generally higher than statutory or contractual minimums required on certain guaranteed products offered by the Company	Interest rates were volatile in 2010 with interest rates on government securities that were generally lower than the prior year
Credit	A credit environment within historical norms, which reflects the Company’s best estimates on credit	Credit conditions improved in 2010 relative to the prior year, however certain asset classes such as commercial mortgages remained under pressure
Currency	Stability in exchange rates between the Canadian dollar and foreign currencies, primarily the U.S. dollar and the British pound sterling	The Canadian dollar appreciated by $0.05 against both the U.S. dollar and British pound in 2010

During 2010, we maintained a capital level commensurate with our risk profile, while maintaining a capital efficient structure to optimize shareholder returns. Sun Life Assurance, our principal operating subsidiary in Canada, ended the year with an MCCSR ratio of 228%, well in excess of OSFI’s capital target for life insurance companies.

Our operating ROE objective for 2011 is unchanged from last year. This objective reflects the impact of a low interest rate environment, higher risk management costs and uncertainty in capital markets, expected higher levels of capital required by regulators, as well as the adoption of IFRS.

•	to achieve an operating ROE in the 12% – 14% range over a three-to-five year period, while maintaining a strong capital position and effective capital deployment

Our three-to-five year operating ROE objective remains based on the assumptions with respect to equity markets, interest rates, credit and currency described in the table above. It is based on business mix and best estimate actuarial assumptions as at December 31, 2010. In addition, this objective reflects the adoption of IFRS (including a reduction in shareholders equity of $2.2 billion) and revised criteria for variable annuity and segregated fund capital requirements on new business, both of which became effective January 1, 2011. Our operating ROE objective is significantly dependent on business written in the past and reflects economic conditions, capital requirements, pricing and other assumptions in effect at that time.

We expect to maintain the current level of dividends on SLF Inc.’s common shares, which are subject to the approval of the Board of Directors each quarter, provided that economic conditions and the Company’s results allow it to do so while maintaining a strong capital position. The information concerning future dividends is forward-looking information and is based on the assumptions set out above and is subject to the risk factors described under Forward-looking Information. Additional information is provided under the heading Shareholders Dividends.

Accounting and Control Matters

Critical Accounting Policies and Estimates

Our significant accounting and actuarial policies are described in Notes 1, 2, 5 and 9 of our 2010 Consolidated Financial Statements. Management must make judgments involving assumptions and estimates, some of which may relate to matters that are inherently uncertain, under these policies. The estimates described below are considered particularly significant to understanding our financial performance. As part of our financial control and reporting, judgments involving assumptions and estimates are reviewed by the independent auditor and by other independent advisors on a periodic basis. Accounting policies requiring estimates are applied consistently in the determination of our financial results. Unless indicated otherwise, the discussion of Critical Accounting Policies and Estimates is based on Canadian GAAP. Effective January 1, 2011, we adopted IFRS. Additional information regarding IFRS can be found in this section of the document under the heading International Financial Reporting Standards.

Benefits to Policyholders

Our benefit payment obligations are estimated over the life of our annuity and insurance products based on internal valuation models and are recorded in our financial statements, primarily in the form of actuarial liabilities. The determination of these obligations is fundamental to our financial results and requires management to make assumptions about equity market performance, interest rates, asset default, mortality and morbidity rates, policy terminations, expenses and inflation, and other factors over the life of our products.

We use best estimate assumptions for expected future experience. Some assumptions relate to events that are anticipated to occur many years in the future and are likely to require subsequent revision. Additional provisions are included in our actuarial liabilities to provide for possible adverse deviations from the best estimates. If an assumption is more susceptible to volatility or if there is uncertainty about an underlying best estimate assumption, a correspondingly larger provision is included in our actuarial liabilities.

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2010	23

In determining these provisions, we ensure that:

•	when taken one at a time, each provision is reasonable with respect to the underlying best estimate assumption and the extent of uncertainty present in making that assumption; and
•	in total, the cumulative effect of all provisions is reasonable with respect to the total actuarial liabilities.

With the passage of time and the resulting reduction in estimation risk, excess provisions are released into income. In recognition of the long-term nature of policy liabilities, the margin for possible deviations generally increases for contingencies further in the future. The best estimate assumptions and margins for adverse deviations are reviewed annually, and revisions are made where deemed necessary and prudent.

Significant factors affecting the determination of policyholders’ benefits, the methodology by which they are determined, their significance to the Company’s financial condition and results of operations are described below.

Equity Market Movements

The determination of our actuarial liabilities requires that we make estimates about equity market movements. We are exposed to equity markets through our segregated fund and annuity products that provide guarantees linked to underlying fund performance. We have implemented hedging programs involving the use of derivative instruments, in order to help mitigate a portion of the equity market-related volatility in the cost of providing these guarantees to reduce our exposure to this particular class of equity market risk. For these blocks we use stochastic modelling techniques, which test a large number of different scenarios of future market returns, to estimate the actuarial liability for the various guarantees.

In addition, the value of our policyholder obligations for certain insurance products is dependent on assumptions about the future level of equity markets. The calculation of actuarial liabilities for equity market-sensitive products includes provisions for moderate changes in rates of equity market return with provisions determined using scenario testing under the standards established by the Canadian Institute of Actuaries. The majority of equities which are designated as HFT support our participating and universal life products where investment returns are passed through to policyholders through routine changes in the amount of dividends declared or in the rate of interest credited. In these cases changes in equity values are largely offset by changes in actuarial liabilities.

Interest Rates

The determination of our actuarial liabilities requires that make estimates about interest rate movements. The value of our policyholder obligations for all policies is sensitive to changes in interest rates. The calculation of actuarial liabilities for all policies includes provisions for moderate changes in interest rates with provisions determined using scenario testing under the standards established by the Canadian Institute of Actuaries. The major part of this sensitivity is offset with a similar sensitivity in the value of the Company’s assets held to support actuarial liabilities.

For certain products, including participating insurance and certain forms of universal life policies and annuities, policyholders share investment performance through routine changes in the amount of dividends declared or in the rate of interest credited. These products generally have minimum interest rate guarantees. Hedging programs are in place to help mitigate the impact of interest rate movements.

Mortality

Our actuarial liabilities include estimates for mortality. Mortality refers to the rates at which death occurs for defined groups of people. Insurance mortality assumptions are generally based on our five-year average experience. For annuities, our experience is generally combined with industry experience, since our own experience is not sufficient to be statistically valid. In general, assumed mortality rates for life insurance contracts do not reflect any future expected improvement, except in some instances where the net effect of reflecting future improvement increases the policy liabilities. For annuities where lower mortality rates result in an increase in liabilities, assumed future mortality rates are adjusted to reflect estimated future improvements.

Morbidity

Our actuarial liabilities include estimates for morbidity. Morbidity refers to both the rates of accident or sickness and the rates of recovery therefrom. Most of our disability insurance is marketed on a group basis. In Canada and in Asia, we offer critical illness policies on an individual basis, and in Canada, we offer long-term care on an individual basis. Medical stop-loss insurance is offered on a group basis in the United States and Canada. In Canada, group morbidity assumptions are based on our five-year average experience, modified to reflect the trend in recovery rates. For long-term care and critical illness insurance, assumptions are developed in collaboration with our reinsurers and are largely based on their experience. In the United States, our experience is used for both medical stop-loss and disability assumptions, with some consideration for industry experience. Larger provisions for adverse deviation are used for those benefits where experience is limited.

Policy Termination Rates

Our actuarial liabilities include estimates for policy termination rates. Policy termination rates refer to the rate at which policies terminate prior to the end of the contractual coverage period. Policyholders may allow their policies to terminate prior to the end of the contractual coverage period by choosing not to continue to pay premiums or by exercising a surrender option in the contract. Assumptions for termination experience on life insurance are generally based on our five-year average experience. Termination rates may vary by plan, age at issue, method of premium payment, and policy duration. For universal life contracts, it is also necessary to set assumptions about premium cessation occurring prior to termination of the policy. Industry experience is considered for certain products where our experience is not sufficient to be statistically valid.

Operating Expenses and Inflation

Actuarial liabilities include estimates for future policy-related expenses. These include the costs of premium collection, claims adjudication and processing, actuarial calculations, preparation and mailing of policy statements and related indirect expenses and overheads. Expense assumptions are mainly based on our recent experience using an internal expense allocation methodology. Future expense assumptions reflect inflation and are consistent with the future interest rates used in the scenario testing under the standards established by the Canadian Institute of Actuaries.

24	Sun Life Financial Inc. Annual Report 2010 Management’s Discussion and Analysis

Asset Default

Asset default provisions are included in actuarial liabilities for possible future asset defaults over the lifetime of our actuarial liabilities. The amount included in actuarial liabilities is based on possible reductions in the expected future investment yield depending on the creditworthiness of the asset. The underlying asset default assumptions for bonds and mortgages are derived from long-term studies. The bond assumptions are based on total U.S. market experience. The mortgage assumptions are based on the Company’s experience. We have provided $2.9 billion for possible future asset defaults over the lifetime of our actuarial liabilities as at December 31, 2010. The amount excludes defaults that can be passed through to participating policyholders and excludes provisions for loss in the value of equity and real estate assets supporting actuarial liabilities.

Sensitivities to Best Estimate Assumptions

Our sensitivities relative to our best estimate assumptions are included in the table below. The sensitivities presented below are forward-looking information. They are measures of our estimated net income sensitivity to changes in the best estimate assumptions in our actuarial liabilities based on a starting point and business mix as of December 31, 2010. They reflect the update of actuarial method and assumption changes described in this MD&A under the heading Management Actions and Assumption Changes. Where appropriate, these sensitivities take into account hedging programs in place as at December 31, 2010. A description of these hedging programs can be found in this MD&A under the heading Market Risk. The sensitivity to changes in our accounting estimates in the table below represents the Company’s estimate of changes in market conditions or best estimate assumptions that are reasonably likely based on the Company’s and/or the industry’s historical experience and industry standards and best practices as at December 31, 2010.

Changes to the starting point for interest rates, equity market prices and business mix will result in different estimated sensitivities. Additional information regarding equity and interest rate sensitivities, including key assumptions, can be found in the Risk Management section of this document under the heading Market Risk Sensitivities.

Critical Accounting Estimate	Sensitivity	Impact on Net Income ($ millions)
Interest Rates	1% parallel increase in interest rates across the entire yield curve	50 – 150
	1% parallel decrease in interest rates across the entire yield curve	(150) – (250)
Equity Markets	10% increase across all equity markets	25 – 75
	10% decrease across all equity markets	(125) – (175)
	25% increase across all equity markets	50 – 150
	25% decrease across all equity markets	(475) – (575)
	1% reduction in assumed future equity and real estate returns	(350) – (450)
Mortality	2% increase in the best estimate assumption – insurance products	(40)
	2% decrease in the best estimate assumption – annuity products	(85)
Morbidity	5% adverse change in the best estimate assumption	(110)
Policy Termination Rates	10% decrease in the termination rate – where fewer terminations would be financially adverse	(225)
	10% increase in the termination rate – where more terminations would be financially adverse	(80)
Operating Expenses and Inflation	5% increase in unit maintenance expenses	(140)

Fair Value of Investments

HFT and AFS bonds and stocks are recorded at fair value. Changes in fair value of HFT assets are recorded in income, while changes in fair value of AFS assets are recorded in OCI, a component of equity. The fair value of publicly traded fixed maturity and equity securities is determined using quoted market bid prices in active markets that are readily and regularly obtainable, when available. When quoted prices in active markets are not available, the determination of fair value is based on market standard valuation methodologies, which include matrix-pricing, consensus pricing from various broker dealers that are typically the market makers, discounted cash flows or other similar techniques. The assumptions and valuation inputs in applying these market standard valuation methodologies are determined primarily using observable market inputs, which include, but are not limited to, benchmark yields, issuer spreads, reported trades of identical or similar instruments and prepayment speeds. Prices obtained from independent pricing services are validated through back-testing to trade data, comparisons to observable market inputs or other economic indicators, and other qualitative analysis to ensure that the fair value is reasonable. For securities in which the fair value is based solely on non-binding broker quotes that cannot be validated to observable market data, we typically consider the fair value to be based on unobservable inputs, due to a general lack of transparency in the process that the brokers use to develop the prices. Where pricing services or broker dealers are used in determining fair value, generally one quote or price is obtained per security. Quotes and prices obtained from third parties are adjusted in very limited circumstances, such as where there is an error in the information obtained from the pricing service. Stocks that do not have a quoted market price on an active market and are designated as AFS are reported at cost and are not material to our Consolidated Financial Statements.

The fair value of non-publicly traded bonds is determined using a discounted cash flow approach that includes provisions for credit risk, liquidity premium, and the expected maturities of the securities. Since quoted market prices are not readily and regularly obtainable, management judgment is required to estimate the fair value of these bonds. The valuation techniques used are based primarily on observable market prices or rates.

Derivative financial instruments are recorded at fair value with changes in fair value recorded to income unless the derivative is part of a qualifying hedging relationship. The fair value of derivative financial instruments depends upon the type of derivative and is determined primarily using observable market inputs. Fair values of exchange-traded futures are based on quoted market prices. When quoted market prices are not readily available, management estimates fair value using valuation models dependent on the type of

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2010	25

derivative. The fair value of interest rate and cross-currency swaps and forward contracts is determined by discounting expected future cash flows using current market interest and exchange rates for similar instruments. Fair value of common stock index swaps and options is determined using the value of underlying securities or indices and option pricing models using index prices, projected dividends and volatility surfaces.

In 2009, we adopted amendments to CICA Handbook Section 3862, Financial Instruments – Disclosures. The amendments include enhanced disclosures related to the fair value of financial instruments and the liquidity risk associated with financial instruments. Specifically, assets and liabilities are categorized based on a three level hierarchy as follows:

Level 1: Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market. The types of assets and liabilities classified as Level 1 generally include U.S. Treasury and agency securities, cash and cash equivalents, and exchange-traded equities.

Level 2: Fair value is based on quoted prices for similar assets or liabilities in active markets. Valuation is based on significant observable inputs or inputs that are derived principally from or corroborated with observable market data through correlation or other means. The types of assets and liabilities classified as Level 2 generally include government bonds, certain corporate and private bonds, certain asset-backed securities and derivatives.

Level 3: Fair value is based on valuation techniques that require one or more significant inputs that are not based on observable market inputs. These unobservable inputs reflect the Company’s estimates about the assumptions market participants would use in pricing the asset or liability. The types of assets and liabilities classified as Level 3 generally include commercial mortgage-backed securities (“CMBS”), residential mortgage backed securities (“RMBS”), certain structured products and certain corporate bonds.

As pricing inputs become more or less observable, assets are transferred between levels in the hierarchy. For a financial instrument that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the Level 3 reconciliation schedule in Note 5.A.iii to our 2010 Consolidated Financial Statements. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the Level 3 reconciliation schedule in Note 5.A.iii to our 2010 Consolidated Financial Statements. Transfers into Level 3 occur when the inputs used to price the financial instrument lack observable market data and as a result, no longer meet the Level 1 or 2 definition at the reporting date. During the current reporting period, transfers into Level 3 were primarily related to a significant reduction in the trading activity of certain types of securities, which resulted in a change to the pricing source. Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 definition at the reporting date. During the current reporting period, transfers out of Level 3 were primarily related to observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability. If a financial instrument is transferred into and out of Level 3 during the same period, it is not included in the Level 3 reconciliation schedule in Note 5.A.iii to our 2010 Consolidated Financial Statements. Total gains and losses in earnings and OCI (loss) are calculated assuming transfers into or out of Level 3 occur at the beginning of the period.

Transfers into and out of Level 3 were $319 million and $442 million, respectively, for the year ended December 31, 2010. The total amount of the net realized/unrealized gains/ (losses) related to securities transferred out of Level 3 during the period, which were excluded from the Level 3 reconciliation, was approximately $54 million.

Real estate held for investment is initially recorded at cost and the carrying value is adjusted towards fair value each quarter by 3% of the difference between fair value and carrying value. The fair value of real estate is based on external appraisals, using expected future net cash flows discounted at current market interest rates.

Mortgages and corporate loans are recorded at amortized cost. The fair value of mortgages and corporate loans is determined by discounting the expected future cash flows using current market interest rates with similar credit risks and terms to maturity.

Due to their nature, the fair values of policy loans and cash are assumed to be equal to their carrying values, which is the amount these items are recorded on the balance sheet. Cash equivalents and short-term securities are recorded at fair value, which is determined based on market yields.

Other invested assets designated as HFT and AFS are primarily investments in segregated funds and mutual funds. These are reported on the Consolidated Balance Sheets at fair value, which is determined by reference to quoted market prices. Other invested assets designated as AFS also include investments in limited partnerships, which are accounted for at cost.

Other-than-Temporary Impairment of Financial Assets and Allowance for Investment Losses

Changes in the fair value of AFS bonds and stocks are recorded as unrealized gains and (losses) in OCI.

AFS bonds are tested for impairment on a quarterly basis. Objective evidence of impairment includes financial difficulty of the issuer, bankruptcy or defaults and delinquency in payments of interest or principal. Where there is objective evidence that an AFS bond is impaired and the decline in value is considered to be other-than-temporary, the loss accumulated in OCI is reclassified to net gains (losses) on AFS assets in the Company’s Consolidated Statement of Operations. If the fair value of an AFS bond recovers after an impairment loss is recognized and the recovery can be objectively related to an event occurring after the impairment loss is recognized in net income, the impairment loss is reversed, and the amount of the impairment loss reversal is recorded in net income. During the year ended December 31, 2010, we did not have any impairment loss reversals on AFS bonds. Following impairment loss recognition or reversal, AFS bonds continue to be recorded at fair value with changes in fair value recorded in OCI and tested quarterly for further impairment loss or reversal. Interest is recognized on previously impaired AFS bonds in accordance with the effective interest rate method.

AFS stocks are tested for impairment on a quarterly basis. All equity instruments in an unrealized loss position are reviewed quarterly to determine if objective evidence of impairment exists. Objective evidence of impairment for an investment in an equity instrument includes, but is not limited to, the financial condition and near-term prospects of the issuer, including information about significant changes with adverse effects that have taken place in the technological, market, economic or legal environment in which the issuer operates that may indicate that the carrying amount will not be recovered, and a significant or prolonged decline in the fair value of an

26	Sun Life Financial Inc. Annual Report 2010 Management’s Discussion and Analysis

equity instrument below its cost. If, as a result of this review, the security is determined to be other-than-temporarily impaired, it is written down to its fair value. When this occurs, the loss accumulated in OCI is reclassified to net gains (losses) on AFS assets in the Company’s Consolidated Statement of Operations.

For the twelve months ended December 31, 2010, we wrote down $39 million of impaired AFS assets compared to $185 million in 2009. These assets were written down since the length of time that the fair value was less than the cost or the extent and nature of the loss indicated that the fair value would not recover. These write-downs are included in net gains (losses) on AFS assets in the Company’s Consolidated Statement of Operations. There were no write-downs during 2010 ($3 million in 2009) relating to impaired AFS bonds that were part of fair value hedging relationships as described in Note 5.D. to our 2010 Consolidated Financial Statements.

Mortgages and corporate loans are carried at amortized cost, net of allowances for losses. A mortgage or loan is classified as impaired when there is no longer assurance of the timely collection of the full amount of principal and interest. When mortgages or corporate loans are classified as impaired, allowances for losses are established to adjust the carrying value of the asset to its net recoverable amount. The use of different methodologies and assumptions may have a material effect on the estimates of net recoverable amount. We consider various factors when identifying the potential impairment of mortgages and corporate loans. In addition to our ability and intent to hold these invested assets to maturity or until a recovery in value occurs, consideration is given to general economic and business conditions, industry trends, specific developments with regard to security issuers, and available market values. Increases in the allowances are charged against net investment income. Once the conditions causing the impairment improve and future payments are reasonably assured, allowances are reduced and the invested asset is no longer classified as impaired.

As at December 31, 2010, we had net allowances for losses of $216 million on impaired mortgages and corporate loans compared to $116 million as at December 31, 2009. These allowances for losses were recognized since there was no longer reasonable assurance of collection of the estimated future cash flows. The change in allowances for losses is included in the other net investment income in the Company’s Consolidated Statement of Operations.

Goodwill and Other Intangibles

Goodwill represents the excess of the cost of businesses acquired over the fair value of the net identifiable tangible and intangible assets. Goodwill is not amortized, but is assessed for impairment by comparing the carrying values of the appropriate reporting units to their respective fair values. Goodwill is assessed for impairment annually. Goodwill assessment may occur between annual periods if events or circumstances occur that may result in the fair value of a reporting unit falling below its carrying amount. If a potential impairment is identified, it is quantified by comparing the carrying value of the respective goodwill to its fair value. The fair value of the business and subsidiary segments is determined using various valuation models which require management to make judgments and assumptions that could affect the fair value estimates and result in impairment write-downs. During 2010, no goodwill was written down due to impairment.

We had a carrying value of $6.0 billion in goodwill as at December 31, 2010. The goodwill consisted primarily of $3.4 billion arising from the acquisition of Clarica Life Insurance Company in 2002, which decreased by $309 million during 2010 due to the sale of our life reinsurance business, $1.2 billion arising from the acquisition of Keyport Life Insurance Company in the United States in 2001, $437 million arising from the acquisition of CMG Asia Limited (“CMG Asia”) in Hong Kong in 2005, $302 million arising from the acquisition of the Genworth EBG business in the United States in 2007, and $169 million from the Lincoln U.K. acquisition in the United Kingdom in 2009.

Information concerning goodwill under IFRS can be found in this MD&A under the heading, International Financial Reporting Standards.

Other identifiable intangible assets consist of finite-life and indefinite-life intangible assets. Finite-life intangible assets are amortized on a straight-line basis over varying periods of up to 40 years. The useful life of finite-life intangible assets are reviewed annually, and the amortization is adjusted as necessary. Indefinite-life intangibles are not amortized; instead they are assessed for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. Impairment is determined by comparing the indefinite-life intangible assets’ carrying values to their fair values. If the carrying values of the assets exceed their fair values, these assets are considered impaired and a charge for impairment is recognized. The fair value of intangible assets is determined using various valuation models, which require management to make certain judgments and assumptions that could affect the fair value estimates and result in impairment write-downs. During 2010, none of our indefinite-life intangible assets were written down due to impairment.

As at December 31, 2010, our finite-life intangible assets had a carrying value of $657 million, which reflected the value of the field force and asset administration contracts acquired as part of the Clarica, CMG Asia, and Genworth EBG acquisitions, as well as software costs. Our indefinite-life intangible assets had a carrying value of $241 million as at December 31, 2010. The value of the indefinite-life intangible assets reflected fund management contracts and state licenses.

Income Taxes

Sun Life Financial’s provision for income taxes is calculated based on the expected tax rules of a particular fiscal period. The determination of the required provision for current and future income taxes requires that we interpret tax legislation in the jurisdictions in which we operate and that we make assumptions about the expected timing of realization of future tax assets and liabilities. To the extent that our interpretations differ from those of tax authorities or the timing of realization is not as expected, the provision for income taxes may increase or decrease in future periods to reflect actual experience. The amount of any increase or decrease cannot be reasonably estimated.

Future tax assets are recognized to the extent that the benefits of tax losses and tax deductions are more likely than not to be realized; if it is apparent that it is more likely than not that the benefit of tax losses and tax deductions will not be realized, a future income tax asset is not recognized. At each reporting period, we assess all available evidence, both positive and negative, to determine the amount of future tax assets to be recorded. The assessment requires significant estimates and judgment about future events based on the information available at the reporting date.

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2010	27

Pension Plans and Other Post-Retirement Benefits

The Company offers defined benefit pension plans and defined contribution plans for eligible employees. Since January 1, 2009, all new employees in Canada participate in a defined contribution plan, while existing employees continue to accrue future benefits in the prior defined benefit plan. In general, all of our material defined benefit plans worldwide are closed to new entrants and defined contribution plans are provided to new hires. Our defined benefit pension plans offer benefits based on length of service and final average earnings and certain plans offer some indexation of benefits. In addition, in some countries we provide certain post-retirement medical, dental and life insurance benefits to eligible qualifying employees and their dependents upon meeting certain requirements.

Due to the long-term nature of these plans, the calculation of benefit expenses and accrued benefit obligations depends on various assumptions, including discount rates, expected long-term rates of return on assets, rates of compensation increases, medical cost rates, retirement ages, mortality rates and termination rates. Based upon consultation with external pension actuaries, management determines the assumptions used for these plans on an annual basis. Actual experience may differ from the assumed rates, which would impact the pension benefit expenses and accrued benefit obligations in future years. Details of our pension and post-retirement benefit plans and the key assumptions used for these plans are included in Note 22 to our 2010 Consolidated Financial Statements.

The following table provides the potential sensitivity of the benefit obligation and expense for pension and post-retirement benefits to changes in certain key assumptions based on pension and post-retirement obligations as at December 31, 2010. These sensitivities are hypothetical and should be used with caution. The impact of changes in each key assumption may result in greater than proportional changes in sensitivities. The sensitivities are forward-looking information and are based on the assumptions set out and subject to the risk factors described under Forward-looking Information.

Sensitivity of Key Assumptions

($ millions)	Pension		Other post- retirement
	Obligation	Expense	Obligation	Expense
Impact of a 1% change in key assumptions
Discount rate
Decrease in assumption	362	35	33	2
Increase in assumption	(313)	(33)	(30)	(2)
Expected long-term rate of return on plan assets
Decrease in assumption	–	21	–	–
Increase in assumption	–	(21)	–	–
Rate of compensation increase
Decrease in assumption	(47)	(10)	–	–
Increase in assumption	49	11	–	–

Changes in Accounting Policies

Changes in Accounting Policies in 2010

There were no significant changes in accounting policies in 2010.

International Financial Reporting Standards

In accordance with the requirements of the Canadian Accounting Standards Board, we adopted IFRS as of January 1, 2011, and we will begin reporting our results on an IFRS basis in the first quarter of 2011. This section includes the following information and updates:

•	Status of the key elements of our IFRS changeover plan;
•	Impact of the conversion to IFRS on our opening balance sheet and total equity as at January 1, 2010 (“Transition Date”);
•	Key impacts on net income; and
•	Future IFRS accounting standard changes.

IFRS Changeover Plan Status

Key elements and milestones		Status
Education and training
•	Provide technical training to staff and management responsible for the production and interpretation of financial statements by Q4 2009 and on-going training on new IFRS developments	•	Technical training of staff and management was completed by Q4 2009 and on-going training on new IFRS developments continued throughout 2010

		•	Training sessions and regular project updates have been provided to the Board of Directors and its Audit Committee since Q2 2008, and will continue
•	Provide regular IFRS training sessions and periodic project updates to the Board of Directors and its Audit Committee

•	Determine communications requirements for external stakeholders by Q2 2010	•	An education program on the impact of IFRS was developed for external stakeholders and information sessions occurred in the second half of 2010

28	Sun Life Financial Inc. Annual Report 2010 Management’s Discussion and Analysis

Key elements and milestones		Status
Accounting policy changes and financial reporting
•	Identify and document policy differences between Canadian GAAP and IFRS by Q4 2009	•	Key accounting policy differences between Canadian GAAP and IFRS have been identified and documented

•	Assess the presentation and disclosure requirements under IFRS and develop pro forma financial statements and key note requirements by Q2 2010	•	As new IFRS standards are finalized we will continue to assess the impact on our accounting policies

		•	Pro forma financial statements including major notes requirements have been developed
•	Address interim and annual MD&A disclosure requirements for IFRS
		•	Periodic external disclosures are now complete
•	Prepare an opening balance sheet under IFRS as at January 1, 2010, and quarterly 2010 comparatives for reporting commencing in 2011	•	We have prepared our opening balance sheet and our 2010 quarterly comparative financial statements are in progress with earlier quarters substantially complete

Information technology and data systems
•	Identify the impacts on our general ledger and accounting feeder systems as a result of the accounting policy and presentation changes under IFRS by Q4 2009	•	Changes to existing systems have been developed, tested and implemented

		•	Process and system controls that apply in the current Canadian GAAP production environment remain in place, and where applicable controls have been modified or added to manage the IFRS conversion and ongoing production of IFRS-based financial statements
•	Ensure that IFRS systems remain compliant throughout the transition and implementation phase

•	Assess the impact, and make modifications where necessary to data systems and reporting and analysis tools outside the general ledger and accounting feeder systems

		•	Accounting and general ledger systems and development of systems outside the general ledger and accounting feeder systems that are critical for interim reporting in 2011 were completed in 2010

Impact on business activities
•	Review products and lines of business impacted by the conversion to IFRS for profitability, pricing, product design and asset-liability management by Q3 2009	•	We have completed our review of the impact of IFRS on products and lines of business. The implementation of IFRS on January 1, 2011 is not expected to have a material impact on our business activities. We are monitoring developments with respect to future accounting changes, which are expected to have a more significant impact on our business activities
•	Review all loan and credit facility documents to ensure compliance under IFRS by Q3 2010
•	Determine the impact of IFRS changes on capital requirements
		•	Covenants within existing credit facilities have been reviewed internally with no breaches identified

		•	The impact of conversion on capital requirements is not expected to be material due to the phase-in provisions

Disclosure Controls and Procedures and Internal Control over Financial Reporting
•	Identify IFRS policy and related process changes for 2011 reporting (and 2010 comparatives) and assess necessary modifications to our processes and reports	•	Our existing ICFR and DC&P have been maintained and additional controls and sign-off processes have been established for the preparation of 2010 comparative financial statements and MD&A disclosure

•	Review all key controls and processes in our internal control over financial reporting (“ICFR”) and our disclosure controls and procedures (“DC&P”) under IFRS to ensure the integrity of reporting by Q4 2010
		•	Our ICFR and DC&P have been reviewed in light of IFRS policy and related process changes. The required impacts and changes to our ICFR and DC&P have been identified and will be implemented in conjunction with 2011 reporting. The impacts are not significant to our existing ICFR and DC&P

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2010	29

Opening Consolidated Balance Sheet Reconciliation

The following table reconciles the Canadian GAAP Consolidated Balance Sheet to the IFRS Consolidated Balance Sheet as at January 1, 2010. The Canadian GAAP balances have been presented in a format that is consistent with the presentation under IFRS. This includes:

•	HFT and AFS bonds and stocks have been renamed as debt securities and equity securities, respectively;
•	Policy loans, which were previously included in other invested assets, are presented separately;
•	Property and equipment and deferred tax assets are presented as distinct line items; and
•	Actuarial liabilities and other policy liabilities and amounts on deposit are presented as investment contracts and insurance contracts

The adjustments to our opening balance sheet have been identified, analyzed and represent our estimate of the impacts to our opening balance sheet position based on current policy choices. These estimates and current policy choices may be subject to change until the issuance of our 2011 Annual Consolidated Financial Statements.

		IFRS ADJUSTMENTS
($ millions) As at January 1, 2010	Canadian GAAP	Reclass(1)	Consolidation(2)	Asset & Contract Remeasurement(3)	IFRS 1 Exemptions & Other(4)	Estimated IFRS
Assets
Cash, cash equivalents and short-term securities	11,868	19	47	–	–	11,934
Debt securities(1)	61,307	–	288	(7,680)	–	53,915
Equity securities(1)	4,966	–	(11)	14	–	4,969
Mortgage and loans	19,449	–	405	7,067	–	26,921
Derivative assets	1,382	–	65	8	–	1,455
Other invested assets(1)	1,077	–	19	30	–	1,126
Policy loans(1)	3,303	–	(1)	–	–	3,302
Investment property	4,877	(402)	–	71	–	4,546
Other assets(1)	3,307	34	(21)	(12)	(392)	2,916
Reinsurance assets	–	3,334	–	9	–	3,343
Deferred tax asset(1) (2)	1,054	–	(12)	127	143	1,312
Property and equipment(1)	156	523	–	(180)	–	499
Intangible assets	926	–	–	–	–	926
Goodwill	6,419	–	–	–	(1,829)	4,590
Investments for account of segregated fund holders(1)	–	81,302	(754)	–	–	80,548
Total Assets	120,091	84,810	25	(546)	(2,078)	202,302

Liabilities and Equity Liabilities
Insurance contracts(1)	88,939	(1,649)	(60)	(374)	–	86,856
Investment contracts(1)	–	4,899	–	16	–	4,915
Derivative liabilities	1,257	–	26	11	–	1,294
Deferred tax liabilities(2)	58	–	–	(2)	(44)	12
Other liabilities(1)	5,374	258	808	44	209	6,693
Senior debentures	3,811	–	(1,660)	–	–	2,151
Innovative capital instruments	–	–	1,644	–	–	1,644
Subordinated debt	3,048	–	–	–	–	3,048
Deferred net realized gains	225	–	–	(225)	–	–
Insurance contracts for account of segregated fund holders(1)	–	75,047	(754)	–	–	74,293
Investment contracts for account of segregated fund holders(1)	–	6,255	–	–	–	6,255
Total Liabilities	102,712	84,810	4	(530)	165	187,161
Non-controlling interests	42	(24)	–	–	(18)	–
Total Equity(2)	17,337	24	21	(16)	(2,225)	15,141
Total Equity and Liabilities	120,091	84,810	25	(546)	(2,078)	202,302

(1)  These balances have been presented in a format consistent with the presentation under IFRS.

(2)  Adjustments are shown on a gross basis with the related tax expense (recovery) recorded in the Deferred tax liabilities or Deferred tax asset lines. Changes to the Total Equity line are on a net of tax basis.

30	Sun Life Financial Inc. Annual Report 2010 Management’s Discussion and Analysis

Explanation of Significant Adjustments from Canadian GAAP to IFRS

1.    Reclassification

These adjustments represent changes in presentation in the Consolidated Balance Sheets as prescribed by IFRS. The significant changes include:

(i)	Reinsurance assets and insurance contracts

Canadian GAAP allows reinsurance assets, representing the portion of the insurance contract liabilities covered by reinsurance arrangements, to be netted against actuarial and other policy liabilities. Under IFRS, this netting is not permitted, resulting in the establishment of a reinsurance asset and an increase in the insurance contract liability.

(ii)	Investments for account of segregated fund holders, and Insurance contracts and Investment contracts for account of segregated fund holders

Under Canadian GAAP, assets held to cover liabilities related to segregated funds are required to be reported separately from the general fund assets and liabilities of the Company. IFRS requires these balances be included in total assets and total liabilities. Segregated fund liabilities that are classified as investment contracts are presented separately from insurance contract liabilities.

2.    Consolidation

We have changed our accounting and measurement for certain investments in joint ventures and special purpose entities under IFRS. Under Canadian GAAP, our investments in joint ventures are reported using the proportionate consolidation method. Under IFRS we have chosen to account for these investments using the equity method. In addition, under IFRS, we are required to consolidate certain special purpose entities (“SPEs”) where we have a controlling interest, based on the substance of the relationship between the Company and the SPE. We have also consolidated the innovative capital instruments, SLEECS, which were issued through Sun Life Capital Trust. These adjustments do not have a significant impact on our total equity or net income on a go forward basis.

3.    Assets and Contract Remeasurement

These adjustments reflect differences in measurement and classification under IFRS, which are primarily related to assets, insurance contracts and investment contracts. The most significant change relates to debt instruments not quoted in an active market that are designed as HFT or AFS and measured at fair value under Canadian GAAP. These instruments are classified as loans and receivables under IFRS and as a result have been recorded as mortgages and loans and measured at amortized cost. The impact from this measurement difference in retained earnings is significantly offset as these assets support insurance contract liabilities.

4.    IFRS 1 Exemptions and Other

IFRS 1, First time adoption, (“IFRS 1”) is a financial reporting standard that stipulates the requirements for an entity that is preparing IFRS compliant statements for the first time, and applies at the time of changeover. Adjustments in this column reflect the optional exemptions and mandatory exceptions available under IFRS 1 and other differences in measurement, which include adjustments related to employee benefits, goodwill impairment, share based payments and the related income tax amounts.

Opening Equity Reconciliation

The following table provides a reconciliation between the total equity reported under Canadian GAAP as at the Transition Date to opening equity under IFRS. The adjustments are presented net of tax and relate to optional elections made under IFRS 1, mandatory accounting policy differences and certain policy choices made upon transition to IFRS. The adjustments to our opening equity position have been identified, analyzed and represent our estimate of the impacts to our opening equity position based on current policy choices. These estimates and current policy choices may be subject to change until the issuance of our 2011 Annual Consolidated Financial Statements.

IFRS Opening Equity Reconciliation – January 1, 2010

($ millions)	Item	Capital, Non-controlling Interests and Contributed Surplus	Accumulated OCI	Retained Earnings	Estimated Total Equity
Total as reported under Canadian GAAP		9,000	(2,545)	10,882	17,337
Adjustments to total equity (net of tax):
IFRS 1 Optional Exemptions
Cumulative foreign currency translation adjustments	1	–	2,637	(2,637)	–
Recognition of deferred actuarial losses on defined benefit plans	1	–	–	(329)	(329)
Accounting Policy Differences
Impairment of goodwill	2	–	–	(1,768)	(1,768)
Share-based compensation		(52)	–	(76)	(128)
Remeasurement of assets	3	–	–	(234)	(234)
Remeasurement of insurance contracts	4	–	–	254	254
Remeasurement of investment contracts		–	–	(36)	(36)
Consolidation of special purpose entities	5	–	–	21	21
Derivatives and hedge accounting		–	40	(40)	–
Reclassification of non-controlling interests		24	–	–	24
Total adjustments to equity under IFRS		(28)	2,677	(4,845)	(2,196)
Total as reported under IFRS		8,972	132	6,037	15,141

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2010	31

Explanation of Significant Adjustments from Canadian GAAP to IFRS

1.    IFRS 1 Optional Exemptions (Choice)

IFRS 1 requires retrospective application of all IFRS standards with certain optional exemptions and mandatory exceptions. Where the information for retrospective application of a standard is not readily available, impractical or is cost prohibitive, we have elected to take the following optional exemptions available under IFRS 1.

(i)	The option to reset all cumulative foreign currency translation differences recorded in accumulated OCI to zero through retained earnings
(ii)	The option to recognize all cumulative unrecognized actuarial gains and losses on defined benefit plans under Canadian GAAP. The cumulative amount of actuarial losses recorded on our defined benefit pension plans and other benefits plans has been recognized in retained earnings.
(iii)	We have taken the option not to restate the accounting for business combinations or acquisitions made prior to the Transition Date. As a result no adjustments were required to retained earnings or other balances as a result of the adoption of IFRS.

Other IFRS standards contain mandatory accounting rules for classification and measurement as well as some choices. The explanations for the key remaining adjustments identify the nature of the policy difference.

2.    Impairment of Goodwill (Mandatory)

Canadian GAAP	IFRS
Goodwill is assessed for impairment annually by comparing the carrying values of the appropriate reporting units to their respective fair values. Our reporting units align substantially with our reportable segments – SLF Canada, SLF U.S., MFS, SLF Asia, and Corporate.	Goodwill is assessed for impairment at a more granular level than under Canadian GAAP. The more granular units under IFRS are referred to as cash generating units (“CGUs”), which is the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Reporting units such as SLF Canada and SLF U.S, now consist of a number of CGU’s. Goodwill acquired on prior business combinations has been allocated to the CGU’s expected to benefit from the combination at the time of the acquisition.

As a result of this accounting policy difference, we have recorded a goodwill impairment charge to opening equity which relates to substantially all of the goodwill recorded on the acquisition of Keyport Life Insurance Company in the United States in 2001 ($1.1 billion) allocated to the Fixed Annuity CGU within SLF U.S. and a portion of the goodwill recorded on the acquisition of Clarica in Canada in 2002 ($0.6 billion) allocated to the Individual business in SLF Canada. This impairment charge reflects the application of IFRS standards based on the economic environment at the Transition Date.

3.    Remeasurement of Assets (Choice/Mandatory)

The table below highlights the measurement differences upon transition to IFRS on invested assets and property and equipment. These assets support insurance contracts, investment contracts or surplus.

Canadian GAAP	IFRS

a) Real estate

Properties held to earn rental income or capital appreciation, whether or not any part of the property is owner occupied, are measured using the moving average market method where the carrying value is adjusted towards fair value at 3% of the difference each quarter. Similarly, any realized gains or losses are deferred and amortized into income at the rate of 3% of the unamortized balance each quarter.

Investment property (Choice)

Properties held predominantly to earn rental income or capital appreciation are classified as investment property and can be measured using either the fair value or cost model. We have chosen to measure these properties using the fair value model at each reporting period with the change reported in income. Realized gains or losses are recorded in income at the time of sale.

Property and equipment (Choice)

The remaining properties with significant owner occupancy are classified as property and equipment under IFRS and can be measured using the cost model or revaluation model We have chosen to measure these properties using the cost model, which measures the property at cost less accumulated depreciation. Realized gains or losses are recorded in income at the time of sale.

Deferred net realized gains (Mandatory) The unamortized balance of realized gains or losses under Canadian GAAP has been reversed on transition to IFRS.
b) Private debt instruments Private debt Instruments not quoted in an active market are measured at fair value	(Mandatory) Private debt instruments not quoted in an active market are considered loans and receivables and are recorded at amortized cost under IFRS
c) Limited partnerships and private equities Investments in limited partnerships and private equities that are not quoted in an active market are measured at cost.

(Mandatory)

Under IFRS the measurement of these investments has changed to fair value, where the fair value can be reliably measured. For those investments where fair value cannot be reliably measured, they continue to be measured at cost.

32	Sun Life Financial Inc. Annual Report 2010 Management’s Discussion and Analysis

In reporting periods after the Transition Date, the change in investment income on these invested assets and property and equipment will consist of rental income, depreciation expense, mark to market gains or losses and realized gains or losses. This change in income will be substantially offset by the change in insurance contract liabilities where the assets support those liabilities.

4.    Remeasurement of Insurance Contracts (Mandatory)

Canadian GAAP	IFRS
Insurance contracts are determined in accordance with accepted actuarial practice and any requirements of OSFI. The valuation of these contract liabilities is consistent with the Canadian Asset Liability Method (“CALM”).	Under IFRS, contract classification determines the accounting and measurement basis. Our existing life, health and annuity policies will be classified as either insurance contracts, investment contracts or service contracts under IFRS. The majority of our general fund contracts will retain their classification as insurance contracts under IFRS (representing more than 90% of the Canadian GAAP insurance liabilities). The CALM method of valuation of insurance contracts satisfies the IFRS 4 requirements until the adoption of a comprehensive new standard on insurance contracts, which is expected to be applicable no earlier than 2013.

Under Canadian accepted actuarial practice, the value of the insurance contract liabilities is determined by reference to the carrying value of the assets supporting those liabilities. As a result, for assets supporting insurance contracts, the impact to equity from asset measurement differences between Canadian GAAP and IFRS, as noted in 3 above, is significantly offset by the associated adjustment to insurance contract liabilities.

5.    Consolidation of Special Purpose Entities (Mandatory)

Canadian GAAP	IFRS
Consolidation of an entity is based on one of two models, the variable interests model and the voting interests model. Under the variable interests model, entities are evaluated as variable interest entities based on their equity investment at risk. If an entity is not within the scope of the variable interests model, then it is analyzed using the voting interests model, being the continuing power to govern the financial and operating policies of an entity.	Consolidation under IFRS is based on control which is defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. A special purpose entity (“SPE”) is an entity created to accomplish a narrow and well-defined objective. The determination of control includes an analysis of the risks and rewards associated with an SPE.

IFRS requires the consolidation of certain securitized off-balance sheet structures, which were not consolidated under Canadian GAAP. These include collateralized mortgage obligations, collateralized debt obligations and synthetic collateralized debt obligations, which have been recorded as assets on the balance sheet, with an offsetting liability. The retained interest in these special purpose entities was recorded at fair value under Canadian GAAP whereas certain consolidated balances under IFRS are measured at amortized cost, resulting in an adjustment to equity.

Reported Net Income

The key impacts on our net income under IFRS is set out below. These items do not represent a complete list of all changes that will occur as a result of our transition to IFRS. These items have been identified, analyzed and represent our estimate of the impacts to our net income based on current policy choices. These estimates and current policy choices may be subject to change until the issuance of our 2011 Annual Consolidated Financial Statements.

Share-based Compensation

Canadian GAAP	IFRS
Share-based payment awards issued by MFS that are based on their own shares are accounted for as equity-settled share-based payments. Compensation expense is determined based on the fair value of the awards at the date of grant. Employees are only able to request the repurchase of their shares by MFS after a specified holding period, the length of which was sufficient for the awards to be accounted for as equity settled share-based payment awards.	Share-based payment awards issued by MFS that are based on their own shares are required to be accounted for as cash settled share-based payment awards under IFRS 2, Share-based Payments. The vested and unvested awards, as well as the shares that have been issued under these plans, are recognized as liabilities because employees have the right to request the repurchase of their shares by MFS. The liabilities are measured at fair value at each reporting period until they are vested, exercised and repurchased by MFS.

The current Canadian GAAP basis provides a comparable compensation expense between reporting periods because the expense is fixed at the date a grant is made. The expense under IFRS will vary with the change in fair value, if any, of the share-based awards and underlying shares, thereby increasing net income volatility. The movement in fair value of both the underlying shares and the share-based payment awards at MFS are influenced by a number of factors including the number of share-based awards outstanding, the financial performance of MFS and changes in option values of MFS shares as determined by a Black-Scholes option-pricing model. Based on the number of awards granted, exercised and vested, as well as an appreciation of MFS shares of 4% per quarter, the additional compensation expense that would be recorded under IFRS would be approximately $20 – $25 million per quarter.

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2010	33

Remeasurement of Investment Contracts

Canadian GAAP	IFRS
Contracts that do not transfer significant insurance risk but do transfer financial risk are not distinguished from insurance contracts and are measured consistently with the Canadian Asset Liability Method (“CALM”).	Contracts, classified as investment contracts, are financial liabilities and measured at fair value through profit or loss or at amortized cost.

More than 90% of the current Canadian GAAP insurance liabilities will retain their classification as insurance contracts under IFRS. A significant component of our general fund investment contract balance under IFRS at the Transition Date of January 1, 2010 relates to the following series of medium-term notes (“MTNs”):

MTN Series	Maturity	Status as at December 31, 2010	Amount (US$ millions)
Series 1	July 6, 2010	Redeemed	900
Series 2	July 6, 2011	Outstanding	900
Series 3	October 6, 2013	Outstanding	900

Under IFRS, these liabilities classified as investment contracts are no longer valued using CALM. Instead, both the liabilities and the supporting assets on these contracts are fair valued, with the difference between the asset and liability movement reflected in net income. Until the MTNs mature in 2013, we may experience quarterly earnings volatility as the fair value of the assets and the fair value of the liabilities in a particular reporting period may not fully offset. This potential volatility could result in a favourable or unfavourable impact on net income in a reporting period.

Derivatives and Hedge Accounting

Canadian GAAP	IFRS
Hedge accounting can be applied, if certain conditions are met using the critical terms matching method for both assessing effectiveness and measuring ineffectiveness.	IFRS does not permit the use of the critical terms matching method for the assessment and measurement of effectiveness in a hedging relationship.

Certain hedging strategies accounted for using hedge accounting under Canadian GAAP do not qualify for hedge accounting under IFRS. For example, we use cross-currency swaps to hedge the foreign currency exposure related to a portion of SLF Canada surplus assets held in U.S. dollar denominated bonds. Under IFRS, a divergence in movement between Canadian and U.S. swap curves will result in income volatility. A parallel increase/(decrease) of 25 basis points in the differential between the Canadian and U.S. swap curve will result in a negative/(positive) earnings impact of approximately $30 million, based on the current size of the investment portfolio and the related cross-currency swaps. While we will not apply hedge accounting under IFRS on this portfolio, the investment strategy and the related hedges continue to be economically viable. This potential volatility could result in a favourable or unfavourable impact on net income in a reporting period.

Earnings per Share

Certain innovative Tier 1 instruments issued by the Company (SLEECS Series A and SLEECS Series B) contain features which enable the holders to convert their securities into preferred shares of Sun Life Assurance. Immediately following this conversion, we have the option to settle the preferred shares with cash or common shares of SLF Inc. Under Canadian GAAP, the potential for dilution is evaluated based on our past experience and expectation that these securities would be settled in cash rather than shares. Under IFRS, diluted EPS must be based on the presumption that these innovative Tier 1 instruments will result in the ultimate issuance of SLF Inc. common shares. The level of dilution to EPS is dependent on the Company’s earnings and share price and the number of convertible instruments outstanding. If these instruments were converted into preferred shares of Sun Life Assurance, 46 million preferred shares of Sun Life Assurance valued at $25 per share would be issued, and these preferred shares would be convertible into Sun Life Financial common shares based on trading price at that time. If the SLEECS Series A are redeemed at their first par call date in 2011, the number of Sun Life Assurance preferred shares issued, if converted, would be reduced to 8 million. Based on a level of earnings consistent with the full year 2010 earnings under Canadian GAAP and a SLF Inc. common share price of $30, the dilution impact on full year EPS, in a year where both SLEECS A and B are outstanding, would be $0.10 per share. If the SLEECS Series A are redeemed, the full year dilution would be reduced to $0.02 per share.

In addition, the diluted EPS under IFRS excludes the impact of stock-based compensation equity awards of MFS, which are accounted for as cash-settled liabilities under IFRS. These awards result in an adjustment to the net income used in the diluted EPS calculation under Canadian GAAP.

Future Accounting Standards

On July 30, 2010, the International Accounting Standards Board (“IASB”) issued an exposure draft for comment, which sets out recognition, measurement and disclosure principles for insurance contracts. The insurance contracts standard under IFRS, as currently drafted, proposes that liabilities be discounted at a rate that is independent of the assets used to support those liabilities. This is in contrast to current rules under Canadian GAAP, where changes in the measurement of assets supporting actuarial liabilities are largely offset by a corresponding change in the measurement of the liabilities.

We have reviewed the exposure draft and submitted a response to the IASB on November 30, 2010. A number of Canadian industry members, groups and associations along with professional services firms also submitted responses to the IASB on this exposure draft. It is expected that measurement changes on insurance contracts, if implemented as drafted, will result in fundamental differences from current provisions in Canadian GAAP, which will likely have a significant impact on our business activities. In addition, the IASB has a project on accounting for financial instruments, with changes to classification, measurement, impairment and hedging. It is expected the mandatory implementation of both these standards will be no earlier than 2013.

34	Sun Life Financial Inc. Annual Report 2010 Management’s Discussion and Analysis

The IASB continues to make changes to other IFRSs and has a number of ongoing projects. We continue to monitor all of the IASB projects that are in progress to ensure timely implementation and accounting.

Disclosure Controls and Procedures

The Company has established disclosure controls and procedures that are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer (“CEO”), Executive Vice-President and Chief Financial Officer (“CFO”) and Executive Vice-President, Business Development and General Counsel, on a timely basis so that appropriate decisions can be made regarding public disclosure.

An evaluation of the effectiveness of our disclosure controls and procedures, as defined under rules adopted by the Canadian securities regulatory authorities and the SEC, as of December 31, 2010, was carried out under the supervision of and with the participation of the Company’s management, including the CEO and the CFO. Based on that evaluation, the CEO and the CFO concluded that the design and operation of these disclosure controls and procedures were effective as of December 31, 2010.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements in accordance with GAAP.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We conducted an assessment of the effectiveness of our internal control over financial reporting, as of December 31, 2010, based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, we have concluded that our internal control over financial reporting was effective as of December 31, 2010.

Our internal control over financial reporting, as of December 31, 2010, has been audited by Deloitte & Touche LLP, the Company’s Independent Registered Chartered Accountants, who also audited our Consolidated Financial Statements for the year ended December 31, 2010. As stated in the Report of Independent Registered Chartered Accountants, they have expressed an unqualified opinion on our internal control over financial reporting as of December 31, 2010.

Changes in Internal Control over Financial Reporting

No changes were made in our internal control over financial reporting for the period beginning January 1, 2010, and ended December 31, 2010 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Non-GAAP Financial Measures

Management evaluates the Company’s performance on the basis of financial measures prepared in accordance with GAAP and certain non-GAAP financial measures. We believe that these non-GAAP financial measures provide information useful to investors in understanding our performance and facilitate the comparison of the quarterly and full-year results of our ongoing operations. These non-GAAP financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. They should not be viewed as an alternative to measures of financial performance determined in accordance with GAAP. Additional information concerning these non-GAAP financial measures and reconciliations to GAAP measures are included in SLF Inc.’s annual and interim MD&A and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors – Financial Results & Reports.

Management measures the Company’s performance based on operating earnings and financial measures based on operating earnings, including operating EPS and operating ROE, that exclude certain items that are not operational or ongoing in nature. Other non-GAAP measures that we use include:

(i)	financial performance measures that are prepared on a constant currency basis, which exclude the impact of currency fluctuations;
(ii)	adjusted revenue, which excludes the impact of currency and fair value changes in HFT assets and derivative instruments from total revenue;
(iii)	pre-tax operating profit margin ratios for MFS, the denominator of which excludes certain investment income and includes certain commission expenses, as a means of measuring the underlying profitability of MFS;
(iv)	assets under management, mutual fund assets, managed fund assets and other AUM; and
(v)	the value of new business is used to measure overall profitability, which is based on actuarial amounts for which there are no comparable amounts under GAAP.

The following amounts were not included in the Company’s operating earnings in the prior three years.

In the first quarter of 2009, the Company incurred an after-tax charge of $27 million for restructuring costs taken as part of the Company’s actions to reduce expense levels and improve operational efficiency.

In the fourth quarter of 2008, the Company sold its 37% interest in CI Financial for $2.2 billion. The after-tax gain of $825 million was not included in the 2008 operating earnings.

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2010	35

The impact of the items described above on the Company’s operating earnings and operating EPS is shown in the following tables.

Reconciliation of Operating Earnings

($ millions)	2010	2009	2008
Reported Earnings (GAAP)	1,583	534	785
After-tax gain (loss) on special items
Gain on sale of interest in CI Financial	–	–	825
Restructuring costs to reduce expense levels	–	(27)	–
Total special items	–	(27)	825
Operating earnings	1,583	561	(40)

Impact of Special Items on Diluted Operating EPS

($ per share)	2010	2009	2008
EPS – Reported (GAAP)	2.76	0.94	1.37
Net gains (losses) on special items	–	(0.05)	1.47
EPS – Operating	2.76	0.99	(0.10)

Our MCCSR sensitivities are forward-looking non-GAAP financial measures, for which there are no directly comparable measures under GAAP. It is not possible to provide a reconciliation for our market sensitivities as they are forward-looking information. We believe it is only possible to provide ranges of the assumptions used in determining those non-GAAP measures, as actual results can fluctuate significantly inside or outside those ranges and from period to period.

Financial Performance

2010 Consolidated Results of Operations

Common Shareholders’ Net Income

Common shareholders’ net income for the twelve months ended December 31, 2010 was $1,583 million, compared to $534 million for the same period in 2009. Operating earnings for the twelve months ended December 31, 2010 were $1,583 million, compared to operating earnings of $561 million for the same period in 2009. In 2010, there was no difference between reported and operating earnings. Operating earnings for the full-year 2009 excluded after-tax charges of $27 million for restructuring costs taken as part of the Company’s efforts to reduce expense levels and improve operational efficiency. Operating earnings for the full-year 2008 excluded an after-tax gain of $825 million related to the sale of the Company’s interest in CI Financial.

($ millions, unless otherwise noted)	2010	2009	2008
Total net income	1,685	622	857
Less:
Participating policyholders’ net income	9	9	2
Dividends paid to preferred shareholders	93	79	70
Common shareholders’ net income	1,583	534	785
Adjusted for special items(1)	–	27	(825)
Operating earnings (loss)	1,583	561	(40)
Basic EPS ($) from:
Common shareholders’ net income	2.79	0.95	1.40
Operating earnings (loss)(1)	2.79	1.00	(0.07)
Diluted EPS ($) from:
Common shareholders’ net income	2.76	0.94	1.37
Operating earnings (loss)(1)	2.76	0.99	(0.10)
Common shareholders’ net income (loss) by segment
SLF Canada	828	866	645
SLF U.S.	301	(465)	(1,016)
MFS	208	152	194
SLF Asia	92	76	33
Corporate	154	(95)	929
Total	1,583	534	785

(1) The items not included in operating earnings are described under the heading Non-GAAP Financial Measures.

Results for the full year 2010 included $173 million related to improvements in equity markets, the favourable impact of asset-liability re-balancing and the favourable impact of the Lincoln U.K. acquisition in the fourth quarter of 2009. Movements in interest rates contributed $34 million to net income in 2010 as interest rate swap movements more than offset the adverse impact of lower interest rates. These favourable impacts were partially offset by increased expense levels from business initiatives in 2010 and $49 million of unfavourable credit impacts.

36	Sun Life Financial Inc. Annual Report 2010 Management’s Discussion and Analysis

Net income for the twelve months ended December 31, 2009 was impacted primarily by downgrades of $670 million on our investment portfolio, the negative impact of the implementation of equity- and interest rate-related actuarial assumption updates of $513 million and net impairments of $431 million. These adverse impacts were partially offset by the favourable impact of improved equity markets of $306 million and increased interest rates of $206 million.

Return on Equity

ROE based on common shareholders’ net income was 9.9% in 2010, up from 3.4% in 2009 primarily as a result of higher earnings. There was no difference between reported and operating ROE in 2010. Operating ROE in 2009, which does not include after-tax charges of $27 million for restructuring costs taken as part of the Company’s efforts to reduce expense levels and improve operational efficiency, was 3.5%.

Assets Under Management

AUM consist of general funds, segregated funds and other AUM(1). Other AUM includes mutual and managed funds which include institutional and other third-party assets managed by the Company.

Total AUM were $464.2 billion as at December 31, 2010, compared to $432.6 billion as at December 31, 2009. The increase of $31.6 billion between December 31, 2008 and December 31, 2009 resulted primarily from:

(i)	positive market movements of $29.7 billion;
(ii)	net sales of mutual, managed and segregated funds of $14.9 billion;
(iii)	an increase of $2.6 billion from the change in value of HFT assets and non-hedging derivatives;
(iv)	business growth of $2.2 billion, mostly in the wealth businesses; partially offset by

(v)	a decrease of $17.2 billion from a strengthening Canadian dollar against foreign currencies compared to the prior period exchange rates; and
(vi)	a reduction of $631 million from the sale of our life reinsurance business in the fourth quarter of 2010.

General fund assets were $120.9 billion at December 31, 2010, up $0.8 billion, from the December 31, 2009 level. The increase in general fund assets resulted primarily from:

(i)	an increase of $2.7 billion from the change in value of HFT assets; and
(ii)	business growth of $2.2 billion; partly offset by
(iii)	a decrease of $3.4 billion from a strengthening Canadian dollar against foreign currencies compared to the prior period exchange rates; and
(iv)	a reduction of $631 million arising from the sale of our life reinsurance business in the fourth quarter of 2010

Segregated fund assets were $88.9 billion as at December 31, 2010, compared to $81.3 billion as at December 31, 2009. The increase in segregated fund assets was due to an increase of $7.5 billion from equity market improvements and $2.6 billion from net sales, partially offset by the unfavourable impact of currency of $2.5 billion.

Other AUM, which includes MFS assets under management of $221.3 billion, grew to $254.5 billion, $23.2 billion higher than as at December 31, 2009. Improved market conditions increased values by $22.2 billion and net sales for the year further increased other AUM by $12.3 billion. These increases were partially offset by the unfavourable impact of currency of $11.3 billion.

Revenue

Under Canadian GAAP, revenues include (i) regular premiums received on life and health insurance policies and fixed annuity products, net of premiums ceded to reinsurers; (ii) net investment income comprised of income earned on general fund assets, realized gains and losses on AFS assets and changes in the value of HFT assets and derivative instruments; and (iii) fee income received for services provided. Under Canadian GAAP, segregated fund deposits, mutual fund deposits and managed fund deposits are not included in revenues. As a result, revenue does not fully represent sales taking place during the respective periods.

Net investment income can experience volatility arising from quarterly fluctuation in the value of HFT assets. The bonds and stocks which support actuarial liabilities are designated as HFT and, consequently, changes in fair values of these assets are recorded in net investment income in our Consolidated Statement of Operations. Changes in the fair values of assets supporting actuarial liabilities are largely offset by a corresponding movement of the liabilities. We perform cash flow testing whereby asset and liability cash flows are projected under various scenarios. When assets backing liabilities are written down in value to reflect impairment or default, we conduct actuarial assessments of the amount of assets required to support our actuarial liabilities. Additional detail on the Company’s accounting policies can be found in this MD&A under the heading, Critical Accounting Policies and Estimates.

(1) AUM, mutual fund assets, managed fund assets, other AUM and total AUM are Non-GAAP Financial Measures. See the section under the heading Non-GAAP Financial Measures.

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2010	37

Total Revenue

($ millions)	2010	2009	2008
Premiums
Annuities	2,836	4,795	3,592
Life insurance	6,255	6,380	5,928
Health insurance	4,407	4,335	4,067
Total premiums	13,498	15,510	13,587
Net investment income (loss)	7,999	9,392	(767)
Fee Income	3,143	2,670	2,743
Total	24,640	27,572	15,563

Our total revenue for the year ended December 31, 2010 decreased to $24.6 billion, down $2.9 billion from 2009. The strengthening of the Canadian dollar relative to average exchange rates for the twelve months of 2009 reduced reported revenues by $1.4 billion. Other impacts on revenue, which exclude the impact of currency, included:

(i)	a decrease of $1.3 billion in premium revenue, primarily due to lower fixed annuity premiums in SLF U.S as a result of our decision to de-emphasize this product, partially offset by higher life and health insurance premiums;
(ii)	a decrease in net investment income of $970 million primarily from a reduction in net gains on the fair value of HFT assets; partially offset by;
(iii)	an increase in fee income of $725 million, due to higher average net asset levels at MFS and growth in fee based businesses in SLF Canada and SLF U.S.

The following table presents the revenue of the Company based on our five business segments. We have also included a line item below labelled “adjusted revenue”, which excludes the impact of changes in currency and mark-to-market impact on HFT assets and derivative instruments, as we believe this provides a more meaningful view of our revenue.

Revenue by Segment

($ millions)	2010	2009
SLF Canada	11,449	11,407
SLF U.S.	8,104	11,714
MFS	1,449	1,251
SLF Asia	1,709	1,813
Corporate	1,929	1,387
Total as reported	24,640	27,572
Impact of currency changes and changes in the value of HFT assets and derivative instruments	2,333	4,963
Total adjusted revenue(1)	22,307	22,609

(1) Adjusted revenue is a non-GAAP Measure.

After adjusting for the impact of currency and fair value changes in HFT assets, 2010 adjusted revenue of $22.3 billion was $302 million lower than in 2009. This decrease was primarily attributable to a reduction in premium income of $1.3 billion, partially offset by increased fee income of $725 million, higher AFS gains of $124 million and a pre-tax gain of $130 million associated with the sale of our life reinsurance business in the fourth quarter of 2010.

Policy Benefits

We have a diverse range of current and future benefit payment obligations that affect overall earnings, such as payments to policyholders, beneficiaries and depositors, net transfers to segregated funds and the increase to actuarial liabilities.

Policy Benefits

($ millions)	2010	2009	2008
Payments to policyholders, beneficiaries and depositors	13,078	13,457	13,775
Net transfers to segregated funds	921	860	539
Increase (decrease) in actuarial liabilities	2,909	7,697	(4,429)
Total	16,908	22,014	9,885

Payments to policyholders, beneficiaries and depositors in 2010 were $13.1 billion, down $379 million from 2009, primarily due to lower death and disability payments.

Changes in actuarial liabilities reflected an increase of $2.9 billion in 2010 compared to $7.7 billion in 2009. The change of $4.8 billion included:

(i)	a decrease of $2.4 billion related to a decrease in liabilities on in-force business;
(ii)	a decrease of $1.4 billion from a lower level of liabilities arising from new policies; and
(iii)	a decrease of $1.0 billion from a lower level of assumption changes relative to 2009

Additional information on changes to our actuarial liabilities can be found in Note 9 to our 2010 Consolidated Financial Statements.

38	Sun Life Financial Inc. Annual Report 2010 Management’s Discussion and Analysis

Management Actions and Assumption Changes

We make judgments involving assumptions and estimates relating to our obligations to policyholders, some of which relate to matters that are inherently uncertain. The determination of these obligations is fundamental to our financial results and requires us to make assumptions about equity market performance, interest rates, asset default, mortality and morbidity rates, policy terminations, expenses and inflation, and other factors over the life of our products. Our benefit payment obligations are estimated over the life of our annuity and insurance products, based on internal valuation models, and are recorded in its financial statements, primarily in the form of actuarial liabilities. We review these assumptions each year, generally in the third and fourth quarters, and revise these assumptions, if appropriate.

Management actions (included with changes in valuation method and assumption) are items that affect reported earnings in the period by changing the valuation of policy liabilities in ways other than changes to actuarial methods and assumptions. Examples include changes to investment policies, changes to contractually adjustable product features, and changes to existing reinsurance arrangements or reinsurance terms.

In 2010, the net impact of management actions and the review and update of actuarial method and assumption changes resulted in an increase in net income of $31 million. Details of changes in assumptions made in 2010 by major category are provided below.

Management Actions and Assumption Changes	Increase/(Decrease) in net income	Comments
($ millions)
Mortality/Morbidity	173	Largely due to favourable changes to the mortality basis in Individual Insurance in SLF U.S., Reinsurance in Corporate, and mortality/morbidity in the Company’s Group businesses in SLF Canada and SLF U.S.

Lapse and other policyholder behaviour	(223)	Reflects the impact of higher persistency as a result of low interest rates in Individual Insurance in SLF U.S., as well as higher lapse rates on term insurance renewals in SLF Canada

Expense	(55)	Impact of reflecting recent experience studies across the Company

Investment returns	16	Primarily from refinements related to re-investment strategies and the impact of Company wide revisions to equity and interest rate return assumptions

Other	120	Primarily model refinements to improve the projection of future cash flows and the restructuring of Sun Life Everbright in SLF Asia
Total	31

Additional information on estimates relating to our obligation to policyholders, including the methodology and assumptions used in their determination, can be found in the Accounting and Control Matters section of this MD&A under the heading Critical Accounting Policies and Estimates and in Note 9 to our 2010 Consolidated Financial Statements.

Expenses and Other

Expenses & Other

($ millions)	2010	2009	2008
Commissions	1,591	1,662	1,545
Operating expenses	3,357	3,142	2,979
Intangibles amortization	47	34	24
Premium taxes	218	222	227
Interest expenses	440	403	366
Income taxes	371	(542)	(343)
Non-controlling interests in net income of subsidiaries	23	15	23
Participating policyholders’ net income	9	9	2
Dividends to preferred shareholders	93	79	70
Total	6,149	5,024	4,893

Commission expenses decreased by $71 million in 2010 from the 2009 amount of $1.7 billion mainly from lower sales of fixed annuities in SLF U.S.

Operating expenses of $3.4 billion in 2010 were $214 million higher than 2009. The strengthening of the Canadian dollar relative to the foreign currencies reduced 2010 expenses by $206 million compared to 2009 rates. Excluding the impact of currency, expenses increased by $434 million primarily as a result of higher business volumes and project costs for strategic initiatives in SLF Canada, increased incentive compensation at MFS based on improved performance and higher costs from the Lincoln U.K. acquisition in the fourth quarter of 2009 along with integration and new business restructuring costs in SLF U.K.

Interest expense rose by $37 million over 2009 to $440 million in 2010, reflecting the full year cost of debt and preferred share issuances in 2009, as well as the incremental cost of preferred shares issued in May, 2010.

Income Taxes

The Company has a statutory tax rate of 30.5%, which is reduced by various tax benefits such as lower taxes on income subject to tax in foreign jurisdictions, a range of tax exempt investment income sources and other sustainable tax benefit streams that, in combination with a normal level of pre-tax income, decrease the Company’s effective tax rate to an expected range of 18% to 22%.

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2010	39

During 2010, we reported a tax expense of $371 million on income before taxes and non-controlling interests of $2,079 million, resulting in an effective tax rate of 17.8%. This compares to a tax recovery of $542 million on income before taxes and non-controlling interests of $95 million in 2009, resulting in a negative effective tax rate of 571%.

In 2010, our tax expense included significant non-recurring items. In the second quarter of 2010 we recorded a tax benefit of $76 million in relation to a favourable judgment received by the Company in a United Kingdom tax litigation case allowing us to carry forward tax losses incurred before 2002 to reduce taxes payable for 2002 and subsequent years. This tax benefit was partially offset by a valuation allowance of $23 million which resulted in a net tax benefit of $53 million representing the portion of the future tax asset that is considered to be more likely than not to be realized.

Further, in December 2010, we sold our life reinsurance business. As a result, our income tax expense was higher than expected as the goodwill associated with this business was not deductible for tax purposes.

The net unfavourable impact of the above items on our tax expense in 2010 was reduced by a higher than expected tax benefit from lower-taxed investment income due to improved market conditions during the year, as well as the favourable resolution of uncertain tax positions, resulting in the overall effective tax rate of 17.8%.

In 2009 we recorded a tax benefit of $174 million as a result of the enactment of the Canadian tax rules relating to CICA Handbook Section 3855 Financial Instruments – Recognition and Measurement. We also released a valuation allowance on future tax assets in the amount of $101 million relating to investment impairment losses previously recorded in SLF U.S. The impact of the above items, combined with losses in higher tax jurisdictions, such as the United States, contributed to the income tax recovery in 2009.

Impact of Currency

We have operations in key markets worldwide, including the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Indonesia, India, China and Bermuda, and generate earnings in local currencies in these jurisdictions, which are translated into Canadian dollars. The bulk of our exposure to movements in foreign exchange rates is to the U.S. dollar. Items impacting our Consolidated Statement of Operations are translated back to Canadian dollars using average exchange rates for the respective period. For items impacting the Consolidated Balance Sheet, period end rates are used for currency translation purposes.

In general, our net income benefits from a weakening Canadian dollar and is adversely affected by a strengthening Canadian dollar as net income from the Company’s international operations is translated back to Canadian dollars. In a period of net losses, the weakening of the Canadian dollar can exacerbate losses. The relative impact of currency in any given period is driven by the movement of currency rates as well as the proportion of earnings generated in our foreign operations. We generally express the impact of currency on net income on a year-over-year basis. During the fourth quarter of 2010 and for the full year 2010, our overall reported net income decreased by $16 million and by $77 million, respectively, as a result of movements in foreign exchange rates.

Fourth Quarter 2010 Performance

Net income attributable to common shareholders was $508 million for the quarter ended December 31, 2010, compared to net income of $296 million in the fourth quarter of 2009. Net income in the fourth quarter of 2010 was favourably impacted by $181 million from improvements in equity markets and $113 million from increased interest rates. This was partially offset by the impact of changes to actuarial estimates and assumptions of $58 million related primarily to mortality, higher levels of expenses, which included several non-recurring items, and the unfavourable impact of currency movements.

Results in the fourth quarter of 2009 benefited from the positive impact of asset-liability re-balancing, improvements in equity markets, increased interest rates and an overall tax recovery. These impacts were partially offset by net impairments, downgrades on the investment portfolio and lower asset reinvestment gains from changes in credit spreads.

Return on equity (ROE) for the fourth quarter of 2010 was 12.4%, compared with 7.6% for the fourth quarter of 2009. The increase in ROE was primarily the result of higher earnings, which increased to $0.88 per share in the fourth quarter of 2010 from $0.52 per share in the fourth quarter of 2009.

Performance by Business Group

SLF Canada had net income of $182 million in the fourth quarter of 2010 compared to $243 million in the fourth quarter of 2009. Earnings in the fourth quarter of 2010 reflected the net unfavourable impact of interest rate movements, including swap spreads, changes to actuarial estimates and assumptions related primarily to mortality and the unfavourable impact of asset-liability re-balancing. This was partially offset by improved equity markets and related tax impacts. Earnings in the fourth quarter of 2009 reflected improvements in equity markets, the favourable impact of asset-liability re-balancing, increased interest rates, and various tax-related items, including a one-time benefit of the tax rate reductions enacted in Ontario.

SLF U.S. had net income of US$263 million in the fourth quarter of 2010 compared to a loss of US$8 million in the fourth quarter of 2009. Results in the fourth quarter of 2010 reflected the favourable impact of improved equity markets, increased interest rates and lower credit impairments and downgrades. The loss in the fourth quarter of 2009 was primarily attributable to net credit impairments, reserve increases for downgrades on the investment portfolio, and lower asset reinvestment gains from changes in credit spreads. This was partially offset by the favourable impact of asset-liability re-balancing, equity markets and increased interest rates

MFS had net income of US$56 million in the fourth quarter of 2010 compared to earnings of US$47 million in the fourth quarter of 2009. The increase in earnings from the fourth quarter of 2009 was primarily due to higher net average assets, which increased to US$214 billion in the fourth quarter of 2010 from US$181 billion in the fourth quarter of 2009 as a result of improved performance in financial markets and strong net sales driven by record gross sales of US$53 billion in 2010.

SLF Asia had net income of $28 million in the fourth quarter of 2010 compared to earnings of $27 million in the fourth quarter of 2009. Earnings in the fourth quarter of 2010 reflected improved results in India as a lower level of sales resulted in reduced levels of new

40	Sun Life Financial Inc. Annual Report 2010 Management’s Discussion and Analysis

business strain, which was partially offset by lower earnings in Hong Kong from higher new business strain. The net impact of these items resulted in a level of earnings in the fourth quarter of 2010 that was relatively unchanged from the same period one year ago as earnings in the fourth quarter of 2009 included favourable mortality and credit experience.

The Corporate segment had a net loss of $26 million in the fourth quarter of 2010 compared to a loss of $14 million in the fourth quarter of 2009. SLF U.K. reported a loss of $11 million in the fourth quarter of 2010, compared to net income of $9 million in the fourth quarter of 2009. Results were lower primarily as a result of downgrades on the investment portfolio and increased expense levels related to increased regulatory costs and other business restructuring. Results in the fourth quarter of 2009 in SLF U.K. reflected the adverse impact of changes in interest rates and equity values, including hedge impacts. In Corporate Support, the loss in the fourth quarter of 2010 was $15 million, compared to a loss of $23 million one year earlier. The improvement year-over-year was primarily attributable to improved results in the life reinsurance business, partially offset by increased expense levels in Corporate Support and lower income tax benefits relative to the prior year. On December 31, 2010, we completed the sale of our life reinsurance business. The net gain on sale was approximately $1 million.

Additional Financial Disclosure

Revenues for the fourth quarter of 2010 were $4.0 billion, down $959 million from the comparable period a year ago. The overall decrease in revenue included a reduction of $59 million from the strengthening of the Canadian dollar relative to average exchange rates in the fourth quarter of 2009. Other impacts on revenue, which exclude the impact of currency, included:

(i)	a decrease in net investment income of $1.0 billion. This was primarily due to a reduction in the change in fair value of HFT assets and non-hedging derivatives of $1.2 billion, which was partially offset by a pre-tax gain of $130 million associated with the sale of our life reinsurance business recorded in investment income and reduced asset provisions; partially offset by
(ii)	an increase of $44 million in premium revenue. Reduced annuity premiums in SLF U.S. were more than offset by higher annuity premiums in SLF Canada and growth in health premiums; and
(iii)	an increase in fee income of $120 million on growth in fee-based businesses, including MFS, SLF Canada and SLF U.S.

AUM increased $9.5 billion between September 30, 2010 and December 31, 2010. The increase in AUM related primarily to:

(i)	positive market movements of mutual, managed and segregated funds totalling $17.4 billion; and
(ii)	net sales of mutual, managed and segregated funds of $5.2 billion; partially offset by
(iii)	a decrease of $10.4 billion from the strengthening of the Canadian dollar against foreign currencies;
(iv)	a decrease of $1.7 billion from the change in fair value of HFT assets and non-hedging derivatives; and
(v)	a reduction of $881 million, which included $309 million in goodwill, arising from the sale of our life reinsurance business.

Quarterly Information

The following table provides a summary of our results for the eight most recently completed quarters. A more complete discussion of our historical quarterly results can be found our interim MD&A’s.

($ millions, unless otherwise noted)	2010				2009
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Common shareholders’ net income (loss)
Operating(1)	508	453	213	409	296	(140)	591	(186)
Reported	508	453	213	409	296	(140)	591	(213)
Diluted EPS (in dollars)
Operating(1)	0.88	0.79	0.37	0.72	0.52	(0.25)	1.05	(0.33)
Reported	0.88	0.79	0.37	0.72	0.52	(0.25)	1.05	(0.38)
Basic Reported EPS (in dollars)	0.89	0.80	0.38	0.72	0.53	(0.25)	1.06	(0.38)
ROE annualized
Operating(1)	12.4%	11.2%	5.4%	10.5%	7.6%	-3.5%	14.9%	-4.7%
Reported	12.4%	11.2%	5.4%	10.5%	7.6%	-3.5%	14.9%	-5.5%
Common shareholders’ net income (loss) by segment
SLF Canada	182	262	146	238	243	219	210	194
SLF U.S.	267	41	(95)	88	(9)	(413)	364	(407)
MFS	57	55	47	49	49	43	32	28
SLF Asia	28	37	23	4	27	13	19	17
Corporate	(26)	58	92	30	(14)	(2)	(34)	(45)
Total	508	453	213	409	296	(140)	591	(213)
Total revenue	4,034	7,745	6,806	6,055	4,993	8,831	8,720	5,028
Total AUM ($ billions)	464	455	434	435	433	412	397	375

(1) Operating earnings, diluted operating EPS and operating ROE are non-GAAP measures and exclude the items described under the heading Non-GAAP Financial Measures.

Third Quarter 2010

Net income of $453 million in the third quarter of 2010 was favourably impacted by improved equity market conditions, and assumption changes and management actions. We increased our mortgage sectoral allowance in anticipation of continued pressure in the U.S. commercial mortgage market, however overall credit experience continued to show improvement over the prior year. The net impact from interest rates on third quarter results was not material as the unfavourable impact of lower interest rates was largely offset by favourable movement in interest rate swaps used for asset-liability management.

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2010	41

Second Quarter 2010

Net income of $213 million in the second quarter of 2010 was adversely impacted by declining equity markets and unfavourable interest rate movements. These adverse impacts were partially offset by the favourable impact of fixed income investing activities on policy liabilities, and an overall tax recovery during the quarter.

First Quarter 2010

Net income of $409 million in the first quarter of 2010 benefited from positive equity market performance, favourable movements in interest rates and the positive impact of asset-liability re-balancing. Our acquisition in the fourth quarter of 2009 in the U.K. contributed to the improved performance in our U.K. operations. Higher costs associated with writing increased volumes of new business offset some of the gains from improved economic conditions.

Fourth Quarter 2009

Net income of $296 million for the fourth quarter of 2009 reflected a return to more favourable market conditions, including the positive impact of asset-liability re-balancing, improvements in equity markets and increased interest rates, and benefited from an overall tax recovery. These impacts were partially offset by net impairments, downgrades on our investment portfolio and lower asset reinvestment gains from changes in credit spreads.

Third Quarter 2009

The loss of $140 million for the third quarter of 2009 was largely as a result of the implementation of equity- and interest rate-related actuarial assumption updates of $513 million and reserve increases of $194 million for downgrades on our investment portfolio, partially offset by reserve releases of $161 million as a result of favourable equity markets.

Second Quarter 2009

Net income of $591 million in the second quarter of 2009 was favourably impacted by reserve releases as a result of higher equity markets, increased interest rates and the positive impact of narrowing credit spreads. Strong results from improvements in capital markets in the quarter were partially offset by increased reserves for downgrades on our investment portfolio, changes in asset default assumptions in anticipation of future credit-related losses, and credit impairments.

First Quarter 2009

The loss of $213 million in the first quarter of 2009 was due to reserve strengthening, net of hedging, related to equity market declines; reserve increases for downgrades on our investment portfolio; and credit and equity impairments. Excluding after-tax charges of $27 million for restructuring costs taken as part of our actions to reduce expense levels and improve operational efficiency, we reported an operating loss of $186 million.

42	Sun Life Financial Inc. Annual Report 2010 Management’s Discussion and Analysis

Business Segment Results

We manage our operations and report our financial results in five business segments as described in the Overview section of this MD&A. The following section describes the operations and financial performance of SLF Canada, SLF U.S., MFS, SLF Asia and Corporate.

SLF Canada

Business Profile

SLF Canada is a market leader with a client base representing one in five Canadians. Our distribution breadth, strong service and technology infrastructure and brand recognition provide an excellent platform for growth. SLF Canada’s three business units – Individual Insurance & Investments, Group Benefits and Group Wealth (which includes our Group Retirement Services business) – offer a full range of protection and wealth accumulation products and services to individuals and corporate clients.

Strategy

We help clients achieve lifetime financial security throughout their life stages by providing products and advice on insurance and investments through multiple distribution touch points. We strengthen our sponsor and advisor partnerships with value-added insight, service and advice to offer increased value to these partners. Additional value is created by enhancing productivity and client service.

We will grow our business organically by leveraging our strong brand recognition and client base of eight million to offer additional value added products and services. We will continue to build strategic partnerships to rapidly build capabilities to capitalize on opportunities.

2010 Business Highlights

•

Individual life and health insurance sales grew by 20% to $201 million and reflected a more profitable product mix driven by strong sales of term life insurance and a successful re-entry into the participating insurance market. Sales of individual fixed interest investment products, including accumulation annuities (“AA”), guaranteed investment certificates (“GICs”) and payout annuities, grew by 15% to $1.2 billion for the full year 2010 over 2009 due, in part, to a well-received AA/GIC launch into the independent channel as well as a shift in investors’ preferences.

•

Group Benefits delivered strong sales results, with sales up 33% to $433 million for 2010. Group Benefits was also successful in installing a number of important administrative changes to the federal Public Service Health Care Plan, the largest group plan in Canada, enhancing the service we provide to over 1.2 million members and dependents. Business in-force increased by 6% from December 31, 2009, to $7.3 billion as at December 31, 2010.

•

In Group Retirement Services (“GRS”), we continued to build on our leadership position in the Defined Contribution (“DC”) industry capturing 55% of the total DC market activity in the first nine months of 2010, as recently reported by LIMRA. Pension rollover sales increased by 22% to a record $1 billion, and a four-quarter average retention rate of 50%. GRS continued to deliver strong results, with overall sales increasing to $4.3 billion, an increase of 3% over 2009.

•	In October 2010, Sun Life Global Investments (Canada) Inc. (“SLGI”) launched a new line-up of mutual funds, featuring funds managed by MFS, Sun Capital Advisers and McLean Budden.
•

SLF Canada continued to focus on innovation and product re-design to meet the needs of customers and strengthen our risk management profile. In Individual Insurance & Investments we launched a new segregated fund product, SunWise Essential SeriesTM. GRS announced the industry’s first wireless mobile enrollment using the new BlackBerry® PlayBook™, and Group Benefits continues to lead in innovation with the implementation of scanning technology for group health and dental claims processing, resulting in increased speed, accuracy and fraud prevention capabilities.

Financial and Business Results

Summary Statement of Operations

($ millions)	2010	2009	2008
Premiums	6,890	6,952	6,273
Net investment income	3,758	3,757	966
Fee income	801	698	688
Total revenue	11,449	11,407	7,927
Client disbursements and change in actuarial liabilities	8,504	8,777	4,986
Commissions and other expenses	2,004	1,803	1,846
Income taxes	94	(54)	435
Non-controlling interests in net income of subsidiaries and par policyholders’ income	19	15	15
Common shareholders’ net income(1)	828	866	645

(1) Earnings in 2008 included income of $117 million from Sun Life’s 37% ownership interest in CI Financial, which the Company sold in the fourth quarter of 2008.

Full year 2010 earnings were $828 million compared to $866 million for the same period last year. Net income decreased primarily from less favourable equity market impacts, less favourable mortality and morbidity and policyholder experience and lower impacts of asset-liability re-balancing. This decrease was partially offset by more favourable interest rate impacts, credit experience and favourable changes to actuarial estimates and assumptions.

Revenue for 2010 was $11.4 billion, an increase of $42 million from 2009, primarily due to an increase in fee income of $103 million from higher asset levels, which was partially offset by lower premiums.

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2010	43

SLF Canada had assets under management of $133.8 billion as at December 31, 2010; a record level and an increase of 7% from 2009 levels. Positive cash flows and favourable equity market performance were the primary contributors to the growth in AUM.

Results by Business Unit

Individual Insurance & Investments

Individual Insurance & Investments strategy is to service lifetime financial security needs through holistic advice and solutions supported by a leading suite of profitable products and a focus on being easy to do business with for both our clients and our advisors.

Individual Insurance & Investments’ principal insurance products include universal life, term life, permanent life, participating life, critical illness, long-term care and personal health insurance. We offer savings and retirement products, which include accumulation annuities, payout annuities, mutual funds and segregated funds. Our products are marketed through a distinctive, multi-channel distribution model consisting of our exclusive Sun Life Financial Advisor Sales Force and wholesale distribution channels. Certain products including accidental death insurance and personal health insurance are marketed directly to the Individual client base in partnership with our advice channels.

Individual Insurance & Investments’ earnings decreased to $409 million in 2010 from $480 million in 2009 primarily as a result of a lower level of equity market impacts and reduced gains from asset liability re-balancing. This was partially offset by favourable interest rate impacts, improved credit experience, the favourable impact of updates to actuarial estimates and assumptions, and certain tax related benefits.

Sales of individual life and health insurance products increased by 20% to $201 million for the year ended December 31, 2010. The Sun Life Financial Advisor Sales Force grew to over 3,600 advisors, managers, and specialists.

Sales of individual Wealth products increased by $87 million, or 2%, to $4.1 billion in 2010. Mutual fund sales increased by $301 million, or 35% over 2009, and sales of guaranteed interest products (payout annuities, accumulation annuities, GIC’s) increased by $155 million or 15% over 2009. These increases were offset by lower segregated fund sales, which decreased by $369 million, or 18%, over 2009.

Group Benefits

Our Group Benefits business unit is a leading provider of group life and health insurance products in Canada, with a market share of 22%(1). We provide life, dental, drug, extended health care, disability and critical illness benefit programs to employers of all sizes. In addition, voluntary benefits solutions are offered directly to individual plan members, including post-employment life and health plans to plan members exiting their plan. We are an innovation leader, competing on the strength of an industry-leading technology platform, a unique Total Benefits offering and integrated health, wellness and disability management capabilities. Our products are marketed and distributed across Canada by experienced sales representatives in collaboration with independent advisors and benefits consultants.

Group Benefits 2010 net income of $263 million increased by $30 million over 2009 primarily due to favourable asset liability re-balancing, growth in in-force business and improved credit experience, partially offset by less favourable morbidity experience. Group Benefits retained the number two market share position for overall business in-force(1) in Canada and continues to focus on customer service and productivity.

New annualized premiums and premium equivalents, increased by $107 million to $433 million in 2010. Client retention remained strong, with industry-leading cancellation rates at 3% of premium and premium equivalents.

Group Wealth

Our Group Wealth business unit consists of the GRS operation as well as our 67% economic interest in McLean Budden Limited, a premier institutional provider of investment management services in Canada. With a 35% market share(2), GRS is the leading provider of DC plans in Canada, serving over one million plan participants at the end of 2010. We also offer other group retirement services and products, including investment-only segregated funds and fixed rate annuities, stock plans, group life annuities, pensioner payroll services, guaranteed minimum withdrawal benefits and solutions for de-risking defined benefit pension plans.

Our GRS solutions meet the complex plan and service requirements of medium to large organizations, while providing cost-effective solutions to the small employer market. We continue to launch innovative solutions to meet the emerging needs of the pension market to further enhance our leadership position. We distribute our products and services through a multi-channel distribution network of pension consultants, advisors and teams dedicated to the rollover sector and defined benefit solutions.

Group Wealth net income increased to $156 million in 2010 from $153 million in 2009 primarily as a result of favourable credit experience and improved mortality experience, partially offset by the lower interest rate environment. GRS sales increased 3% in 2010, to $4.3 billion primarily from increased sales in the small to mid-case market.

GRS sales also continued to benefit from the offering of rollover products to members leaving defined contribution plans. In 2010, sales exceeded $1 billion, leading to a four-quarter average retention rate of 50%.

(1)  2009 Fraser Study, based on in-force premiums and premium equivalents for the year ended December 31, 2009

(2)  As measured by Benefits Canada magazine’s 2009 Defined Contribution Plan Survey released in December 2009

44	Sun Life Financial Inc. Annual Report 2010 Management’s Discussion and Analysis

GRS assets under administration of $48 billion in 2010 grew by 10% over 2009, with strong sales results, ongoing member contributions and continued improvement in equity markets.

2011 Outlook and Priorities

The three largest Canadian insurers, including SLF Canada, account for over 60% of the life, health and annuity segments in Canada as measured by premiums. Our key differentiators in today’s market include a strong capital position and brand profile, strong distribution capabilities and economies of scale to support investment in technology, product innovation and client service.

Improvements in equity markets with continued volatility as well as narrower credit spreads and continuing low interest rates characterized the business environment in 2010. Ongoing financial market volatility, historically low interest rates and continued high unemployment rates will create a challenging operating environment in 2011.

In 2011, we will continue to focus on improving profitability through product mix, strengthening distribution capabilities and providing value added products and services to our diverse client base.

In Individual Insurance & Investments, we will increase profitable sales through the Sun Life Financial Advisor Sales Force and Wholesale distribution partners with a focus on lifetime relationships, holistic advice and product development. We will also focus on leveraging SLGI, our new mutual fund company, in wealth accumulation and retirement strategies.

Our group businesses will grow profitability by increasing sales, particularly in the small- and medium-sized case markets and by creating additional revenue opportunities by developing and offering innovative product and service solutions to larger accounts.

Additional sales growth will be achieved by leveraging product and service capabilities and the relationships with individual clients and group plan members through voluntary benefit offerings and building on the success of the rollover business in both GRS and Group Benefits.

We will continue to emphasize risk management including re-pricing of products such as Universal Life as a result of the continued historically low interest rate environment and by actively managing our segregated funds risk profile and our group disability income business. We will continue to focus on improvements in productivity through disciplined expense management while maintaining a high level of client satisfaction.

SLF U.S.

Business Profile

SLF U.S. provides wealth accumulation, retirement income and protection solutions to help our customers achieve financial security through its three business units – Annuities, Individual Insurance and Employee Benefits Group (“EBG”). For individuals at or nearing retirement, our Annuity products provide customers with the security of not out living their savings. Our Individual Insurance business offers life insurance solutions for wealth protection, wealth transfer and executive benefits. EBG offers group life, disability, medical stop-loss and dental insurance solutions for employers and their employees.

Strategy

Our strategy is to deliver sustainable and profitable growth by focusing on markets and customers that value financial strength and prudent risk management. These markets include baby boomers, small-to-mid size businesses and their employees and affluent individuals. We continue to grow in our selected markets with customer-centric product solutions, strong distribution relationships, brand development and focused execution.

Our comprehensive risk management program is central to our strategy. We leverage this core discipline to design solutions that balance customer and shareholder value while driving sustainable growth.

Building industry-leading distribution capabilities is also central to our strategy. We partner with independent financial advisors and brokers to deliver our solutions to their clients. We support these financial intermediaries through a team of over 300 sales professionals located across the United States.

We have aligned our business model to leverage shared services for Information Technology, Operations, Finance, Risk Management, Marketing, Human Resources and Legal to drive operational efficiency and to develop centers of excellence.

2010 Business Highlights

•

In EBG, we reorganized our distribution model to increase specialization and better align with key segments such as the small-to-mid sized and voluntary markets. EBG reported record sales of US$612 million in 2010

•	We continued to launch innovative variable annuity products that help customers reach their retirement goals while improving our risk profile
•

In Individual Insurance, our distribution model was expanded to increase focus on direct-to-producer capabilities to drive growth. We doubled the number of external life wholesalers and shifted resources to relationship management to increase shelf space directly with key distribution partners

•	In Individual Insurance, we exited the no-lapse guarantee (“NLG”) universal life business to focus on product lines which have greater potential for sustainable and profitable growth
•

SLF U.S. announced the sponsorship of Sun Life Financial Stadium, home of the Miami Dolphins, helping to increase aided consumer awareness to 18% from 6% in just 5 months. We also implemented the Rising Star Awards program in 7 cities, a philanthropic initiative in the field of education

•

We continued to focus on expense management and improve operational efficiency, while maintaining a high level of customer satisfaction. Overall expenses were relatively flat from 2009 levels as a result of productivity improvements

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2010	45

Financial and Business Results

Summary Statement of Operations

(US$ millions)	2010	2009	2008
Premiums	4,759	5,989	5,395
Net investment income	2,431	3,773	(2,279)
Fee income	650	508	522
Total revenue	7,840	10,270	3,638
Client disbursements and change in actuarial liabilities	5,721	9,397	3,404
Commissions and other expenses	1,713	1,745	1,678
Income taxes	108	(435)	(561)
Non-controlling interests in net income of subsidiaries and par policyholders’ income	1	3	–
Common shareholders’ net income	297	(440)	(883)
Selected financial information in Canadian dollars
Total revenue	8,104	11,714	3,817
Common shareholders’ net income (loss)	301	(465)	(1,016)

For the year ended December 31, 2010, SLF U.S. reported net income of $301 million, compared to a loss of $465 million in 2009.

On a U.S. dollar basis, SLF U.S. recorded income of US$297 million in 2010 compared to a loss of US$440 million in 2009. The earnings improvement in 2010 was primarily driven by more favourable credit experience and the reduced adverse impact of updates to actuarial estimates and assumptions compared to 2009. These improvements were partially offset by unfavourable policyholder experience in Individual Insurance and Employee Benefits Group and less favourable impacts from equity market and interest rate movements compared to 2009.

Total revenue for the year ended December 31, 2010 was US$7.8 billion, a decrease of US$2.4 billion from 2009 primarily due to decreases in net investment income and premiums. The reduction in net investment income was largely due to lower fair value gains on HFT assets and non-hedging derivatives of US$0.7 billion in 2010, compared to gains of US$2.1 billion in 2009. The decrease in premiums was predominantly due to lower fixed annuity sales, as a result of our decision to de-emphasize this product line.

Total assets under management were US$70.8 billion as at December 31, 2010, up 6% from 2009 reflecting equity market improvements and positive net sales.

Results by Business Unit

Annuities

The SLF U.S. Annuities business unit provides variable and fixed annuity products and investment management services. We are focused on balancing consumer and shareholder value to deliver sustainable growth in this business. We expect to achieve this growth by increasing wholesaler productivity with a de-risked, simplified product portfolio. We distribute our products through 79 wholesalers who, in addition to our complement of 52 internal wholesalers, interact with over 8,500 independent advisors and brokers in the wirehouse, regional broker dealers and banking distribution channels.

Annuities recorded net income of US$272 million for the year ended December 31, 2010 compared to a loss of US$403 million for the full year 2009. Earnings in 2010 were driven by favourable credit markets relative to the prior year and the unfavourable implementation of equity and interest rate-related assumption updates in the third quarter of 2009.

Annuity sales were US$4.6 billion during 2010 compared to US$5.5 billion in 2009. Variable annuity sales increased 8% to $4.4 billion reflecting improved wholesaler productivity. This was offset by a decrease in fixed annuity sales, as a result of our decision to de-emphasize this product. In Q4 2010, SLF U.S. introduced three new variable annuity riders, designed to help clients maximize their retirement income and protect against rising costs with a guaranteed annual increase to lifetime income. These new riders allow us to adjust the charges for new and in-force business, improving the company’s risk profile.

Individual Insurance

SLF U.S.’s Individual Insurance business unit offers protection products to affluent individuals and small to mid-sized business owners, including single and joint universal life and variable universal life. In addition to these core products, we offer corporate-owned life insurance. Late in 2010, we exited the NLG universal life business to focus on specialized, solutions-based offerings, which have greater potential for sustainable and profitable growth. We have adjusted our distribution model to better align with these products and our key markets, including small business owners and executive benefits. To that end, we are expanding our distribution capabilities to increase direct access to independent financial advisors and leverage our EBG capabilities and relationships.

46	Sun Life Financial Inc. Annual Report 2010 Management’s Discussion and Analysis

Individual Insurance reported a loss of US$90 million in 2010 compared to a loss of US$159 million in 2009. Losses in 2010 reflected reserve increases related to the decreasing interest rate environment relative to 2009 and policyholder behavior assumption updates. Losses in 2009 were higher due to the implementation of equity and interest rate-related assumption updates and updates to policyholder behaviour assumptions.

Overall sales in 2010 and 2009 were US$212 million and US$238 million, respectively. Sales of Individual Insurance domestic core products of US$128 million were consistent with prior year. This includes a 42% decrease in NLG universal life sales, reflecting our decision to exit this product line. NLG sales were replaced by growth in our other core universal life products, including a 39% increase in sales of our small business solution.

Employee Benefits Group

SLF U.S.’s EBG business unit leverages its strong underwriting expertise and extensive distribution capabilities to provide group life, long-term and short-term disability, medical stop-loss, and dental insurance to over 10 million group plan members. We currently provide customer-focused products and services to meet the group insurance needs of small to medium-sized employers and their employees. Our group insurance products are sold through independent brokers and benefit consultants. We support these brokers and consultants through 34 regional group offices across the United States and more than 170 Sun Life sales representatives. These representatives maintain close relationships with independent brokers and consultants who work directly with employers. In the first quarter of 2010, we realigned the EBG sales force to create a more specialized distribution model and increase our focus on key markets.

EBG earnings were US$115 million in 2010 compared to earnings of US$122 million in 2009. The decrease was primarily due to less favourable claims experience.

Despite a challenging competitive environment, sales in 2010 were a record US$612 million, up 2% compared to 2009. Business in-force of US$2.2 billion as at December 31, 2010 increased 5% over the prior year despite difficult economic conditions including low wage rates and high unemployment.

2011 Outlook and Priorities

SLF U.S. competes in the sophisticated and highly competitive U.S. life insurance industry, in which the top companies have gained unprecedented market share. Although there are encouraging signs that the U.S. economy has started to recover, high unemployment, low interest rates, stressed commercial real estate markets and volatile financial markets will likely persist through 2011. In this environment, the advantages of operational scale and growth have to be balanced with the risk profile of the business.

Several key trends provide opportunities for us to grow our core businesses. First, 78 million baby boomers are in or nearing retirement, increasing the demand for retirement income security. Second, as the responsibility for retirement income shifts to the individual and market volatility and uncertainty increases, the Annuities business can offer a unique value proposition through guaranteed lifetime income. Third, the longer-term needs of baby boomers to transfer wealth to their children in a tax efficient manner will provide growth opportunities for Individual Insurance. Fourth, longer life expectancy combined with rising medical expenses is increasing demand for innovative solutions. Finally, as businesses try to stem rising health care expenses by shifting the cost of benefits to employees, EBG has an opportunity to increase its voluntary benefits business.

To capitalize on the current business environment and trends, we will drive sustainable and profitable organic growth by developing new solutions that satisfy consumer needs while effectively managing risk. SLF U.S. will maintain its focus on strengthening its distribution capabilities and investing in marketing and brand development to support growth in each business. Effective risk management and continuous improvements in operational efficiency remain top priorities.

MFS Investment Management

Business Profile

MFS is a global asset management company which offers products and services that address the varying needs of investors over time. Individual investors have access to MFS advisory services through a broad selection of financial products including mutual funds, variable annuities, separately managed accounts, college and retirement savings plans, and offshore products. Financial intermediaries that provide sales support, product administration and client services distribute these products. MFS services institutional clients by providing asset management services for corporate retirement plans, separate accounts, public or government funds and insurance company assets. Institutional clients are serviced through a direct sales force and a network of independent consultants.

Strategy

MFS’s strategy is to grow its business by continually exceeding clients’ expectations with superior investment performance. As distribution of retail funds continues to move toward platform-driven sales, long-term investment performance has become even more important. We will continue to challenge the structure of our investment process and add research talent to ensure that high investment performance is maintained across a universe of securities that is becoming more geographically dispersed.

The expansion of institutional products and sales is also an important element of our strategy. We have launched a number of institutionally-focused investment products that are designed to better meet the market separation of investment performance linked to an index and investment performance based on active management of investment products. We have and will continue to add investment talent to support the expanded product set and wholesalers to expand distribution capabilities geographically.

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2010	47

2010 Business Highlights

•	MFS’s assets under management increased by 19% to end the year at a record high of US$222.0 billion.
•	Gross sales also reached a record high of US$53 billion.
•

Effective July 1, 2010, Robert J. Manning became chairman of MFS Investment Management. Mr. Manning also continues in his role as chief executive officer, and succeeds Robert C. Pozen, who became chairman emeritus.

•	U.S. retail investment performance continued to be strong during 2010, with 85% of MFS’s fund assets ranking in the top half of their respective three-year Lipper categories at December 31, 2010.

Financial and Business Results

Summary Statement of Operations

(US$ millions)	2010	2009	2008
Total revenue	1,407	1,106	1,308
Commissions and other expenses	1,061	875	985
Income taxes	133	89	128
Non-controlling interests in net income of subsidiaries	11	6	9
Common shareholders’ net income	202	136	186
Sales (US$ billions)
Gross	53.0	48.5	36.0
Net	14.2	18.9	(5.8)
Pre-tax operating profit margin ratio	30%	26%	30%
Average net assets (US$ billions)	197	153	172
Selected financial information in Canadian dollars
Total revenue	1,449	1,251	1,381
Common shareholders’ net income	208	152	194

MFS’s common shareholders’ net income of $208 million for 2010 increased $56 million, or 37%, from $152 million in 2009.

On a U.S. dollar basis, MFS’s earnings increased by US$66 million, or 49%, to US$202 million in 2010 primarily due to higher average net assets (“ANA”), which increased to US$197 billion during the twelve months ended December 31, 2010, from US$153 billion in 2009. Total revenue of US$1,407 million in 2010 increased US$301 million from 2009 levels on higher ANA. The advisory revenue portion of MFS’s total revenue increased by 32% to US$992 million, consistent with the percentage increase in ANA during 2010. Other sales and servicing revenues increased, primarily due to the impact of both a higher distribution effective fee rate and higher ANA.

Under IFRS, share-based compensation awards at MFS will be accounted for as cash settled liabilities. Additional information concerning share-based compensation can be found in this MD&A under the heading, International Financial Reporting Standards.

AUM ended 2010 at US$222 billion, an increase of 19% for the year mainly due to favourable market performance of US$20.3 billion and net inflows of US$14.2 billion. Net inflows were strong for both retail mutual funds and managed funds, which were US$7.6 and US$6.6, respectively, for 2010.

2011 Outlook and Priorities

Sovereign risk and currency-related issues around the world brought new investing challenges in 2010. While the U.S. Federal Reserve’s quantitative easing measures helped stimulate domestic markets, broader uncertainty kept investors largely in a defensive mindset. While we expect this dynamic to moderate in 2011, it will likely be slow and gradual until we see a sustained period of muted volatility.

Within the institutional market, investors continue to re-evaluate their asset allocation strategies – with defined benefit plans focused on de-risking and defined contribution plans focused on target-risk type products. Global equity, international equity, and alternative product strategies continue to lead search activity. Within retail, the ongoing migration to intermediary platforms continues to amplify the importance of investment performance and service quality. The increase in platform sales reduces traditional distribution fees, further pressuring the smaller participants in the retail market.

In 2011, we will deepen our existing alpha-generating resource capabilities and expand our global research platform by adding equity analysts in key regions. Our institutional business will seek to expand relationships with global and top tier consultants, further penetrate the defined contribution markets in the U.S. and United Kingdom, and continue to focus on growing our sovereign wealth business across the world. Our retail distribution efforts will revolve around continuing to emphasize our quality, risk management, and product breadth stories with advisors, including our multi-asset class capabilities. We will also be focused on strengthening relationships within the increasingly important professional buyer segment. Finally, 2011 will be the “Year of the Client” for MFS, as we plan to develop and begin to execute on a major service improvement initiative that will touch all clients and channels.

48	Sun Life Financial Inc. Annual Report 2010 Management’s Discussion and Analysis

SLF Asia

Business Profile

SLF Asia operates through subsidiaries in the Philippines, Hong Kong and Indonesia and through joint ventures with local partners in Indonesia, India and China. These five markets account for approximately 70% of the total Asian population. Our Regional Office in Hong Kong facilitates the sharing of best practices and resources throughout the SLF Asia operations.

Individual life and health insurance as well as group life insurance products are offered in all five markets. Pension and retirement products are offered in Hong Kong and India, and mutual funds are sold in the Philippines and India. These protection and wealth products are distributed to middle- and upper-income individuals, groups and affinity clients through multi-distribution channels, with agency remaining the largest distribution channel.

Strategy

Our strategy is to gain scale in each of the markets where we operate and develop into a significant long-term revenue and earnings growth operation. As such, we are increasing the speed to market for new and innovative products, developing alternative distribution channels such as bancassurance and telemarketing as well as leveraging the Company’s existing asset management capability in Asia and globally. The local initiatives will complement the leveraging of Sun Life Financial’s worldwide resources to bring industry-leading products, services and best practices to Asia.

2010 Business Highlights

•

On July 20, 2010, Sun Life Everbright was restructured as a domestic insurance company. Under the restructuring of the joint venture with the China Everbright Group, additional strategic investors were introduced, which reduced our ownership in Sun Life Everbright from 50% to 24.99%. The repositioning provides an opportunity for Sun Life Everbright to capture a larger share of China’s growing financial services sector.

•

In August 2010, CIMB Sun Life, Sun Life’s joint venture in Indonesia with P.T. Bank CIMB Niaga, was named “Best New Company of the Year” by the International Business Awards. This premier international business award honours companies and their employees for outstanding performance.

•	Sun Life Hong Kong increased its mandatory provident fund and pension administration assets under administration by 53% over 2009.
•	In the Philippines, we are ranked number one in new business with a 16% market share, based on adjusted first year premium.
•

In India, Birla Sun Life Asset Management Company Limited has been recognized as “The Asset Management Company of the Year” in India by Hong Kong’s The Asset Magazine. The award acknowledges the company’s comprehensive and innovative offerings, its significant efforts to reach new investors and above-benchmark performance.

Financial and Business Results

Summary Statement of Operations

($ millions)	2010	2009	2008
Premiums	861	848	726
Net investment income	710	846	(318)
Fee income	138	119	90
Total revenue	1,709	1,813	498
Client disbursements and change in actuarial liabilities	1,189	1,314	64
Commissions and other expenses	394	402	379
Income taxes	34	21	22
Common shareholders’ net income	92	76	33

SLF Asia’s full year 2010 earnings were $92 million compared to $76 million in 2009. The increase in earnings was mainly due to improved results in India as a decline in sales resulted in lower levels of new business strain, and a net gain of $19 million from the restructuring of Sun Life Everbright in China, partially offset by lower earnings in Hong Kong from higher levels of new business strain in 2010 and favourable mortality and credit experience in 2009.

SLF Asia’s total revenue decreased by 6% to $1,709 million in 2010 compared to $1,813 million in 2009, reflecting the unfavourable impact from fair value changes on HFT assets and non-hedging derivatives in 2010.

Individual life insurance sales for 2010, measured in Canadian dollars, were down by 18% over 2009, mainly due to lower sales in India, which have been impacted by major industry-wide regulatory changes to unit-linked products. Excluding India, individual life sales were up 43% driven by sales growth in all other markets. In 2010, we continued to build alternate distribution channels, leverage a more balanced product portfolio, and increase efficiency and productivity while maintaining customer focus.

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2010	49

Results by Business Unit

Hong Kong

Our Hong Kong operations have been building a strong presence in the region by offering a full range of products to address protection and savings needs. Individual life and health insurance, mandatory provident funds (the government-legislated pension plan) and pension administration are offered to individuals and businesses through a multi-channel distribution system that includes a career agency force, bancassurance and independent financial advisors.

We continue to expand our alternative distribution channels in Hong Kong, which contributed 35% of total individual life sales in 2010. In particular, sales from bancassurance and telemarketing channels were up 10% and 94%, respectively, in 2010 compared to 2009. Total individual life sales were up 15% in 2010 compared to 2009, on a local currency basis.

The mandatory provident fund and pension administration gross sales increased significantly by 167% over 2009 and total assets under administration grew by 53% over 2009, resulting from further expansion of the pension administration business.

Philippines

Our Philippines operations, established in 1895, distribute a diverse range of protection and savings products largely through their proprietary career agency sales force. We offer individual and group life and health insurance products, as well as mutual funds, to individuals and institutions.

With 31 branches, 41 sales offices and five financial stores nationwide, our operations in the Philippines are considered one of the strongest and most stable insurance companies in the market.

Individual insurance sales were up by 35% compared to 2009, on a local currency basis, as demand for investment-linked products increased following the return of investor confidence. Mutual fund gross sales increased by 158% over 2009 and assets under management grew by 29% over 2009.

Indonesia

In Indonesia, we offer individual life and health insurance as well as creditor life insurance through our wholly-owned subsidiary, PT Sun Life Financial Indonesia, and our joint venture with PT Bank CIMB Niaga. Both operations follow a multi-channel distribution strategy. CIMB Sun Life serves CIMB Niaga’s customers on an exclusive basis for most insurance products.

Individual life Insurance sales in Indonesia were up 41% in 2010 compared to 2009, on a local currency basis due to an increase of agency sales force and continued growth of CIMB Sun Life.

India

Birla Sun Life Insurance Company Limited (Birla Sun Life Insurance), our insurance joint venture with the Aditya Birla Group in India, provides a full range of individual and group protection, savings and retirement products through a multi-channel distribution network, including a career agency sales force, bancassurance distribution, brokers and worksite marketing.

In addition, Birla Sun Life Asset Management Company Limited, the Company’s asset management joint venture in India, offers a full range of mutual fund products to both individual and institutional investors. Independent financial advisors and banks distribute Birla Sun Life’s mutual funds to the retail sector, while the direct distribution capabilities serve corporate clients.

Birla Sun Life Insurance’s individual insurance sales were impacted by major industry-wide regulatory changes to unit-linked products and down 31% in 2010 compared to 2009, on a local currency basis. The gross inflows of Birla Sun Life Asset Management Company Limited were up by 16% over last year.

China

Sun Life Everbright operates a multi-distribution model that combines a direct career agency, financial consultants, telemarketing and several bancassurance alliances to sell individual life and health insurance and savings products.

In July 2010, the China Insurance Regulatory Commission approved the restructuring of Sun Life Everbright as a domestic insurance company. We have a 24.99% interest in the restructured company. The repositioning allows Sun Life Everbright to capture a larger share of China’s growing financial services sector.

In 2010, sales of individual insurance products by Sun Life Everbright were up 135% compared to 2009 on a local currency basis, driven by strong sales of participating products in the bancassurance channel. In the fourth quarter of 2010, Sun Life Everbright received approval to open three new branches in China, bringing the total number of cities in which Sun Life Everbright operates to 36.

2011 Outlook and Priorities

The life insurance markets in which we operate in Asia range from the developing and increasingly competitive markets, such as India and China, to the more mature markets of the Philippines and Hong Kong. Overall, the life industry at both the regional and country level continued to evolve rapidly, with a number of players exiting selected markets, but many more increasing their investment and commitment to the region, including Sun Life. While agency continued to be the primary distribution channel in Asia, the bancassurance channel has been increasingly gaining market share with strong growth potential.

After the global financial crisis, regulatory oversight on consumer protection has increased primarily related to investment-linked products and related sales practices, as well as capital adequacy. While the market significantly recovered during 2010, we continue to expect a challenging operating environment in 2011, but with opportunities for prepared and quality players to significantly outperform their peers.

50	Sun Life Financial Inc. Annual Report 2010 Management’s Discussion and Analysis

In 2011, we will continue to launch innovative and customer focused products reflecting each market’s specific and evolving needs over time. We will also enhance and diversify distribution management, implementing best practices in such areas as agency recruitment and training, and further expanding alternative channels such as bancassurance and telemarketing. Continued enhancement of risk management and operational efficiency will also remain a priority to further streamline the operations and enhance the platform that supports future growth across the region.

Corporate

Our Corporate segment includes the results of SLF U.K. and Corporate Support operations that include the Company’s reinsurance businesses as well as investment income, expenses, capital and other items not allocated to Sun Life Financial’s other business segments.

Our reinsurance businesses consist of life reinsurance and run-off reinsurance. On December 31, 2010, we sold our life reinsurance business. This business consisted primarily of reinsurance of individual life, with additional coverage including critical illness, group, corporate-owned life insurance, and longevity. Our run-off reinsurance business is a closed block of reinsurance assumed from other insurers. Coverage includes individual disability income, long-term care, group long-term disability and personal accident & medical on the health side, as well as guaranteed minimum income and death benefit coverage.

Financial and Business Results

Summary Statement of Operations

($ millions)	2010	2009	2008
Premiums	841	849	851
Net investment income	995	504	1,056
Fee income	93	34	33
Total revenue(1)	1,929	1,387	1,940
Client disbursements and change in actuarial liabilities	1,288	1,231	1,138
Commissions and other expenses	398	280	87
Income taxes	(5)	(108)	(285)
Non-controlling interests in net income of subsidiaries	1	–	1
Dividends paid to preferred shareholders	93	79	70
Common shareholders’ net income	154	(95)	929
Special items(2)	–	27	(825)
Operating earnings	154	(68)	104

(1) Including consolidation adjustments related to activities between segments. (2) See Non-GAAP Financial Measures.

Net income for the twelve months ended December 31, 2010 in the Corporate segment was $154 million compared to a loss of $95 million for the same period last year. In Corporate Support, losses for 2010 were $37 million, compared to $64 million in 2009. Losses were lower in 2010 primarily due to improved results in the run-off reinsurance business and the favourable impact of tax benefits in Corporate Support, partially offset by investment gains which favourably impacted results in 2009. Results for 2009 also included restructuring charges to improve operational efficiency.

SLF U.K.

SLF U.K. has approximately 1 million in-force life and pension policies, which constitute a run-off block of business. While our U.K. operations supported the capability to sell new business, we refocused our approach in 2010 to focus solely on providing products and services to existing customers. Most administrative functions have been outsourced to external service providers, which are managed by an in-house management team.

For the year ended December 31, 2010, SLF U.K. reported net income of $191 million compared with a loss of $31 million in 2009. Earnings in SLF U.K. were higher in 2010 largely as a result of the favourable impact of the Lincoln U.K. acquisition and a tax benefit associated with a favourable judgment received by the Company.

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2010	51

Investments

The Company strives to ensure that all general fund investments are properly aligned with business objectives, meeting policyholder obligations, and that adequate liquidity is maintained at all times. The Risk Review Committee of the Board of Directors approves policies that contain prudent standards and procedures for the investment of our general fund assets. These policies include requirements, restrictions and limitations for interest rate, credit, equity market, real estate market, liquidity, concentration, currency and derivative risks. Compliance with these policies is monitored on a regular basis and reported annually to the Risk Review Committee. The Investment Oversight Committee of the Board of Directors oversees investment policies, practices, procedures and controls related to management of the general fund investments portfolio, the approval and monitoring of the annual Investment Plan and monitoring of the investment performance of enterprise pension and savings plans.

The shaded text and tables in the following section of this MD&A represent our disclosure on Credit Risk – Asset Quality in accordance with CICA Handbook Section 3862, Financial Instruments – Disclosures. Therefore, the shaded text and tables represent an integral part of our audited 2010 Annual Consolidated Financial Statements for the years ended December 31, 2010 and December 31, 2009. The shading in this section does not imply that these disclosures are of any greater importance than non-shaded tables and text, and the Investments disclosure should be read in its entirety.

Investment Profile

The Company had total general fund invested assets of $110 billion as at December 31, 2010. The majority of our general fund is invested in medium- to long-term fixed income instruments, such as bonds and mortgages. Our portfolio composition is conservative, with 86% of the general fund in cash and fixed income investments. Stocks and real estate comprised 5% and 4% of the portfolio, respectively. The remaining 5% of the portfolio is comprised of policy loans, derivative assets and other invested assets.

Additional detail on our investments is provided in Notes 5 and 6 to our 2010 Consolidated Financial Statements.

Investments	2010			2009
($ millions)	Carrying Value	Fair Value	% of total carrying value	Carrying Value	Fair Value	% of total carrying value
HFT bonds	54,753	54,753	50	51,634	51,634	48
AFS bonds	10,752	10,752	10	9,673	9,673	9
Mortgages and corporate loans	19,511	20,430	18	19,449	19,941	18
HFT stocks	4,424	4,424	4	4,331	4,331	4
AFS stocks	808	809	1	635	649	1
Real estate	4,919	5,125	4	4,877	5,124	5
Policy loans and other invested assets	3,525	3,525	3	3,503	3,503	3
Cash, cash equivalents and short-term securities	8,487	8,487	8	11,868	11,868	11
Derivative assets	1,629	1,629	2	1,382	1,382	1
Other invested assets - HFT	419	419	-	425	425	-
other invested assets - AFS	454	492	-	452	484	-
Total invested assets	109,681	110,845	100	108,229	109,014	100

Bonds

Our bond portfolio is actively managed through a regular program of purchases and sales aimed at optimizing yield, quality and liquidity, while ensuring that the asset portfolio remains diversified and well matched to actuarial liabilities by duration. As at December 31, 2010, we held $65.5 billion of bonds, which constituted 60% of our overall investment portfolio. Bonds with an investment grade of “A” or higher represented 68% of the total bond portfolio as at December 31, 2010, compared to 67% as at December 31, 2009. Bonds rated “BBB” or higher represented 96% of the total bond portfolio as at December 31, 2010, unchanged from December 31, 2009.

Included in the $65.5 billion of bonds were $13.4 billion of non-public bonds, which constituted 20% of our overall bond portfolio, compared with $13.2 billion, or 22%, as at December 31, 2009. Corporate bonds that are not issued or guaranteed by sovereign, regional and municipal governments represented 70% of the total bond portfolio as at December 31, 2010, compared to 73% as at December 31, 2009. Total government issued or guaranteed bonds as at December 31, 2010 were $19.8 billion, compared to $16.8 billion as at December 31, 2009. We have an immaterial amount of direct exposure to eurozone sovereign credits.

52	Sun Life Financial Inc. Annual Report 2010 Management’s Discussion and Analysis

The carrying value of bonds by issuer and industry sector as at December 31 is shown in the following table:

	2010			2009
	HFT Bonds	AFS Bonds	Total	HFT Bonds	AFS Bonds	Total
Bonds issued or guaranteed by:
Canadian federal government	2,271	1,314	3,585	2,707	397	3,104
Canadian provincial and municipal governments	7,760	176	7,936	6,787	80	6,867
U.S. Treasury and other U.S. agencies	1,901	1,200	3,101	1,441	470	1,911
Other foreign governments	4,732	449	5,181	4,372	519	4,891
Total government issued or guaranteed bonds	16,664	3,139	19,803	15,307	1,466	16,773
Corporate bonds by industry sector:
Financials	10,350	2,899	13,249	11,050	3,403	14,453
Utilities and energy	9,605	1,011	10,616	8,816	1,050	9,866
Telecom	2,076	606	2,682	2,453	797	3,250
Consumer staples and discretionary	6,569	1,367	7,936	5,487	1,337	6,824
Industrials	2,948	558	3,506	2,669	523	3,192
Other	2,911	622	3,533	2,288	495	2,783
Total corporate	34,459	7,063	41,522	32,763	7,605	40,368
Asset-backed securities	3,630	550	4,180	3,564	602	4,166
Total bonds	54,753	10,752	65,505	51,634	9,673	61,307

Our bond portfolio as at December 31, 2010, included $13.3 billion in the financial sector, representing approximately 20% of the bond portfolio, or 12% of our total invested assets. This compares to $14.5 billion, or 24% of the bond portfolio as at December 31, 2009. The $1.2 billion decrease in the value of financial sector bond holdings was primarily due to planned reductions of our larger exposures.

The carrying value of bonds by issuer country as at December 31 is shown in the following table.

	2010			2009
($ millions)	HFT Bonds	AFS Bonds	Total	HFT Bonds	AFS Bonds	Total
Bonds
Canada	21,293	1,964	23,257	20,167	980	21,147
United States	20,817	6,940	27,757	19,037	6,662	25,699
United Kingdom	5,080	392	5,472	5,229	614	5,843
Other	7,563	1,456	9,019	7,201	1,417	8,618
Total Bonds	54,753	10,752	65,505	51,634	9,673	61,307

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2010	53

Our bond portfolio as at December 31, 2010, included $4.2 billion of asset-backed securities reported at fair value, representing approximately 6% of the bond portfolio, or 4% of our total invested assets. This was unchanged from the level reported as at December 31, 2009. While the credit quality of our asset-backed securities deteriorated in 2010, previously established reserves based on the lifetime expected losses of these assets mitigated substantially all of the changes in the asset quality of the portfolio.

Asset-backed securities	2010			2009
($ millions)	Amortized cost	Fair value	BBB and higher	Amortized cost	Fair value	BBB and higher
Commercial mortgage-backed securities	1,962	1,870	87.1%	2,219	1,772	92.9%
Residential mortgage-backed securities
Agency	654	685	100.0%	735	768	100.0%
Non-agency	1,000	731	65.4%	1,318	886	80.2%
Collateralized debt obligations	183	135	26.1%	243	169	34.9%
Other*	873	759	83.0%	729	571	80.6%
Total	4,672	4,180	82.7%	5,244	4,166	87.5%

* Other includes sub-prime, a portion of the Company’s exposure to Alternative –A (“Alt-A”) and other asset-backed securities.

We determine impairments on asset-backed securities by using discounted cash flow models that consider losses under current and expected economic conditions, and a set of assumed default rates and loss-given-default expectations for the underlying collateral pools. Assumptions used include macroeconomic factors, such as commercial and residential property values and unemployment rates. Assumed default rates and loss-given-default expectations for the underlying collateral pool are assessed on a security-by-security basis based on factors such as the seasoning and geography of the underlying assets, whether the underlying assets are fixed or adjustable rate loans and the likelihood of refinancing at reset dates. If the cash flow modelling projects an economic loss and we believe the loss is more likely than not to occur, an impairment is recorded.

Due to the complexity of these securities, different sets of assumptions regarding economic conditions and the performance of the underlying collateral pools can fall into a reasonable range but lead to significantly different loss estimates. Our asset-backed portfolio is highly sensitive to fluctuations in macroeconomic factors, assumed default rates for the underlying collateral pool and loss-given-default expectations. In addition, our asset-backed portfolio has exposure to lower-rated securities that are highly leveraged, with relatively small amounts of subordination available below our securities to absorb losses in the underlying collateral pool. For these securities, if a relatively small percentage of the underlying collateral pool defaults, we may lose all of our principal investment in the security.

Further write downs of our asset-backed securities may result from continued deterioration in economic factors, such as property values and unemployment rates, or changes in the assumed default rate of the collateral pool or loss-given-default expectations. In addition, foreclosure proceedings and the sale of foreclosed homes have been delayed at certain U.S. financial institutions. It is difficult to estimate the impact of these delays, but they could have an adverse impact on our residential mortgage-backed portfolio depending on their magnitude.

As at December 31, 2010, we had indirect exposure to residential sub-prime and Alternative-A (“Alt-A”) loans of $132 million and $100 million, respectively, together representing approximately 0.2% of our total invested assets. Of these investments, 89% either were issued before 2006 or have an “AAA” rating. Alt-A loans generally are residential loans made to borrowers with credit profiles that are stronger than sub-prime but weaker than prime.

Mortgages and Corporate Loans

As at December 31, 2010, our mortgage portfolio consisted mainly of commercial mortgages with a carrying value of $12.8 billion, spread across approximately 3,800 loans, an amount consistent with the December 31, 2009 level. Commercial mortgages include retail, office, multi-family, industrial and land properties. Our commercial portfolio has a weighted average loan-to-value of approximately 60%. While we generally require a maximum loan-to-value ratio of 75%, we may invest in mortgages with a higher loan-to-value ratio in Canada if the mortgage is insured. The estimated weighted average debt service coverage is 1.6 times, consistent with prior year-end levels. The Canada Mortgage and Housing Corporation insures 23% of the Canadian commercial mortgage portfolio. As at December 31, 2010, the mix of the mortgage portfolio was 81% non-residential and 19% residential, and approximately 43% of mortgage loans will mature by December 31, 2015.

54	Sun Life Financial Inc. Annual Report 2010 Management’s Discussion and Analysis

As at December 31, 2010, we held $6.5 billion in corporate loans compared to $5.7 billion in 2009. The carrying values of mortgages and corporate loans by geographic location as at December 31 is shown in the following table. Residential mortgages include mortgages for both single and multiple family dwellings.

Mortgages by Type and Location
($ millions)	Residential	Non-residential	Total
December 31, 2010
Canada	2,270	5,154	7,424
United States	216	5,333	5,549
United Kingdom	–	48	48
Total mortgages	2,486	10,535	13,021
Corporate loans			6,490
Total mortgages and corporate loans			19,511

December 31, 2009
Canada	2,341	5,193	7,534
United States	280	5,905	6,185
United Kingdom	–	57	57
Total mortgages	2,621	11,155	13,776
Corporate loans			5,673
Total mortgages and corporate loans			19,449

In the United States, a gradual recovery of the commercial real estate market has begun, but is fractured with a disparity between stabilized “core” properties within primary markets and lower quality assets or those located in secondary markets. Capitalization rates continue to decline for quality properties that are both well located and leased. Despite the improvement in the overall economy, a prolonged increase in real estate demand will be dependent upon job creation, which continues to lag. Due to the length of the downturn, many borrowers have exhausted their financial resources, resulting in an increase in defaults and problem loans. These troubled loans have become more widespread across property types and geographic locations.

The distribution of mortgages and corporate loans by credit quality as at December 31 is shown in the following table.

December 31, 2010
($ millions)	Gross Carrying Value			Allowance for losses
	Mortgages	Corporate loans	Total	Mortgages		Corporate loans	Total
Not past due	12,553	6,460	19,013	-		-	-
Past due:
Past due less than 90 days	73		73	-		-	-
Past due 90 to 179 days	-	-	-	-		-	-
Past due 180 days or more	-	-	-	-		-	-
Impaired	583	58	641	188	(1)	28	216
Balance, December 31, 2010	13,209	6,518	19,727	188		28	216

(1) Includes $76 million of sectoral provisions

December 31, 2009
($ millions)	Gross Carrying Value			Allowance for losses
	Mortgages	Corporate loans	Total	Mortgages		Corporate loans	Total
Not past due	13,600	5,649	19,249	–		–	–
Past due:
Past due less than 90 days	30		30	–		–	–
Past due 90 to 179 days	–	–	–	–		–	–
Past due 180 days or more	–	1	1	–		–	–
Impaired	252	33	285	106	(2)	10	116
Balance, December 31, 2009	13,882	5,683	19,565	106		10	116

(2) Includes $55 million of sectoral provisions

Net impaired assets for mortgages and corporate loans, net of allowances for losses, amounted to $425 million as at December 31, 2010, $256 million higher than the December 31, 2009 level for these assets. The gross carrying value of impaired mortgages rose by $331 million to $583 million at December 31, 2010. The majority of this increase related to mortgages for which a specific provision was recorded. The remainder of this increase related to mortgages considered to be impaired because the terms of the loan were modified, but for which a full recovery of principal is expected. The allowance for losses related to mortgages rose to $188 million at December 31, 2010 from $106 million as at December 31, 2009. The addition of new provisions on specific mortgages was partly offset by adjustments to provisions previously recorded, realized losses charged against this allowance and currency movements. The sectoral provision related to mortgages included in the allowance increased by $21 million to $76 million, which reflects our anticipation of continued pressure in the commercial mortgage market. Approximately 89% of the impaired mortgage loans are in the United States.

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2010	55

Stocks

Our equity portfolio is diversified, and approximately 60% of this portfolio is invested in exchange-traded funds (“ETFs”). The main ETF holdings are in the S&P/TSX 60 Index Fund, Standard & Poor’s Depository Receipts and MSCI EAFE Index Funds.

The carrying value of stocks by issuer country as at December 31 is shown in the following table.

	2010			2009
Stocks by Issuer Country ($ millions)	HFT Stocks	AFS Stocks	Total	HFT Stocks	AFS Stocks	Total
Canada	2,637	121	2,758	2,301	115	2,416
United States	1,161	486	1,647	1,110	460	1,570
United Kingdom	241	51	292	495	16	511
Other	385	150	535	425	44	469
Total Stocks	4,424	808	5,232	4,331	635	4,966

As at December 31, 2010, $2.8 billion, or 53%, of our equity portfolio consisted of Canadian issuers; $1.6 billion, or 31%, of U.S. issuers; $292 million, or 6%, of U.K. issuers; and $535 million, or 10%, of issuers from other jurisdictions. Excluding ETF funds, mutual funds and the equity investment in The Bank of Nova Scotia received as a result of the sale of CI Financial ($278 million of preferred shares, or 5.3%), only one issuer exceeded 1% of the equity portfolio as at December 31, 2010.

Real Estate

Commercial properties, which consist primarily of office, retail and industrial properties, are the major component of our real estate portfolio, representing approximately 86% of real estate investments as at December 31, 2010. Our real estate investments are diversified by country, with 68% of the portfolio located in Canada, 27% in the United States and the remaining 5% are in the United Kingdom and the Philippines as at December 31, 2010.

The carrying value of real estate by issuer country as at December 31 is shown in the following table.

Real Estate by Issuer Country ($ millions)	2010	2009
Canada	3,370	3,246
United States	1,323	1,373
United Kingdom	225	257
Other	1	1
Total Real Estate	4,919	4,877

Gains on the sale of real estate remain on our balance sheet, and are deferred and amortized into future investment income at a quarterly rate of 3% of the unamortized balance. We had $219 million in deferred net realized gains on real estate as at December 31, 2010.

Derivative Financial Instruments and Risk Mitigation

The fair value of derivative assets held by the Company was $1.6 billion, while the fair value of derivative liabilities was $0.7 billion as at December 31, 2010. Derivatives designated as hedges for accounting purposes and those not designated as hedges represented 13% and 87%, respectively, on a total notional basis.

Derivatives designated as hedges for accounting purposes are designed to minimize balance sheet and income statement mismatches. These derivatives are documented at inception and hedge effectiveness is assessed on a quarterly basis.

We use derivative instruments to manage risks related to interest rate, equity market and currency fluctuations and in replication strategies to reproduce permissible investments. We use certain cross-currency interest rate swaps designated as fair value hedges to manage foreign currency associated with AFS assets. Certain interest rate swaps are used to hedge interest rate exposure of associated liabilities. Certain equity forwards are designated as cash flow hedges of the anticipated payments of awards under certain stock-based compensation plans. We also use currency swaps and forwards designated as net investment hedges to reduce foreign exchange fluctuations associated with certain foreign currency investment financing activities. Our hedging strategy does not hedge all risks; rather, it is intended to keep us within our risk appetite.

56	Sun Life Financial Inc. Annual Report 2010 Management’s Discussion and Analysis

The primary uses of derivatives in 2010 are summarized in the table below.

Products/Application	Uses of Derivative	Derivative Used
U.S. universal life contracts and U.K. unit-linked pension products with guaranteed annuity rate options	To limit potential financial losses from significant reductions in asset earned rates relative to contract guarantees	Swaptions, swaps and spread locks on interest rates
Interest rate exposure in relation to asset-liability management	To manage the sensitivity of the duration gap between assets and liabilities to interest rate changes	Interest rate swaps and options
U.S. variable annuities, Canadian segregated funds and reinsurance on variable annuity guarantees offered by other insurance companies	To manage the exposure to product guarantees sensitive to movement in equity market and interest rate levels	Put and call options on equity indices; futures on equity indices, government bonds and interest rates; interest rate swaps
U.S. fixed index annuities	To manage the exposure to product guarantees related to equity market performance	Futures and options on equity indices; swaps and futures on government bonds
Currency exposure in relation to asset-liability management	To reduce the sensitivity to currency fluctuations by matching the value and cash flows of specific assets denominated in one currency with the value and cash flows of the corresponding liabilities denominated in another currency	Currency swaps and forwards

In addition to the general policies and monitoring, we use a variety of tools in counterparty risk management. Over-the-counter derivative transactions are performed under International Swaps and Derivatives Association, Inc. (“ISDA”) Master Agreements. Most of the ISDAs are accompanied by a Credit Support Annex, which requires daily collateral posting.

The values of our derivative instruments are summarized in the following table. The use of derivatives is measured in terms of notional amounts, which serve as the basis for calculating payments and are generally not actual amounts that are exchanged.

The total notional amount of derivatives in our portfolio decreased to $43.7 billion as at December 31, 2010, from $47.3 billion at the end of 2009, primarily due to a decrease in interest rate and equity contracts partially offset by an increase in foreign exchange contracts. The net fair value increased to $929 million in 2010 from the 2009 year-end amount of $125 million. The change was primarily due to the unwinding and maturity of some contracts which were in a loss position a year ago, as well as an increase in the market value of interest rate and foreign exchange contracts resulting from increases in interest rates and the strengthening of the Canadian dollar relative to foreign currencies.

($ millions)	2010	2009
As at December 31
Net fair value	929	125
Total notional amount	43,717	47,260
Credit equivalent amount	1,231	1,010
Risk-weighted credit equivalent amount	9	7

As the regulator of the Canadian insurance industry, OSFI provides guidelines to quantify the use of derivatives. The credit equivalent amount, a measure used to approximate the potential credit exposure, is determined as the replacement cost of the derivative contracts having a positive fair value plus an amount representing the potential future credit exposure.

The risk-weighted credit equivalent amount is a measure used to determine the amount of capital necessary to support derivative transactions for certain Canadian regulatory purposes. It is determined by weighting the credit equivalent amount according to the nature of the derivative and the creditworthiness of the counterparties.

As at December 31, 2010, the credit equivalent amounts for interest rate contracts, foreign exchange contracts, and equity and other contracts were $336 million, $803 million and $92 million, respectively. The corresponding risk-weighted credit equivalent amounts were $2 million, $6 million and $1 million, respectively. Additional details in respect of derivatives are included in Notes 5 and 6 to our 2010 Consolidated Financial Statements.

Impaired Assets

Financial assets that are classified as HFT, which represented 59% of our 2010 invested assets, do not have allowances for losses since changes in the fair value of these assets are recorded to income and the assets are recorded at fair value on the balance sheet. The invested asset values and ratios presented in this section are based on the carrying value of the respective asset categories. Carrying values for AFS and HFT invested assets are generally equal to fair value. In the event of default, if the amounts recovered are insufficient to satisfy the related actuarial liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the asset.

Net impaired assets for mortgages and corporate loans, net of allowances, amounted to $425 million as at December 31, 2010, $256 million higher than the December 31, 2009 level for these assets.

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2010	57

In addition to allowances reflected in the carrying value of mortgages and corporate loans, we have provided $2.9 billion for possible future asset defaults over the lifetime of our actuarial liabilities as at December 31, 2010. To the extent an asset is written off or disposed of, any amounts set aside for possible future asset defaults in actuarial liabilities in respect of that asset will be released into income. The $2.9 billion for possible future asset defaults excludes the portion of the provision that can be passed through to participating policyholders and provisions for possible reductions in the value of equity and real estate assets supporting actuarial liabilities.

AFS bonds, stocks and other invested assets are generally identified as temporarily impaired if their amortized cost is greater than their fair value, resulting in an unrealized loss. Unrealized losses may be due to interest rate fluctuations or depressed fair values in sectors which have experienced unusually strong negative market reactions. The fair value of temporarily impaired financial assets represented $3.1 billion and the associated unrealized losses amounted to $0.2 billion as at December 31, 2010. Our gross unrealized losses as at December 31, 2010, for AFS and HFT bonds were $0.1 billion and $1.2 billion, respectively, compared with $0.4 billion and $2.4 billion, respectively, as at December 31, 2009. The decrease in gross unrealized losses was largely due to decreases in interest rates and a narrowing of credit spreads, which had a positive impact on the fair value of bonds.

Additional details concerning impaired assets can be found in Note 6 to our 2010 Consolidated Financial Statements.

Risk Management

Risk Management Framework

We have a comprehensive framework for the management of enterprise risk. This framework highlights five major categories of risk (credit risk, market risk, insurance risk, operational risk and strategic risk) and sets out key processes for their management in the areas of risk appetite articulation, risk identification, measurement and assessment, risk response development, monitoring and control, and risk reporting and communication.

The framework recognizes the important role that risk culture plays in the effective management of enterprise risk. Our risk culture is supported by a strong “tone from the top”, which is reinforced and emanates from the Board of Directors and cascades through the Board Committees, our executive officers, line management and staff. A key premise of our enterprise risk management culture is that all employees and distributors have an important role to play in managing enterprise risks, and collectively form part of our extended risk management team.

Our enterprise risk management framework is rooted in a corporate risk philosophy that reflects the understanding that we are in the business of taking risk for appropriate return. This is core to our corporate vision, mission and customer value proposition. Effective risk-taking and risk management are critical to the overall profitability, competitive market positioning and long-term financial viability of the Company. We seek to instill a disciplined approach to optimizing the inherent tradeoffs between risk and return in all our risk management practices.

Risk Philosophy and Principles

Our risk philosophy reflects a number of core principles that embody our overall risk appetite and values. These principles are outlined below:

Strategic Alignment

Our risk appetite is aligned with the Company’s overall vision, mission and business goals. This alignment is obtained by the consideration of which risks are deemed core, non-core or collateral risks.

Core risks are those risks that we are willing to accept in order to achieve return expectations and successfully achieve our stated mission to “help customers achieve lifetime financial security”, and our business objectives. These core risks include equity, interest rate, mortality, morbidity, asset-liability management and credit risks. We have established a range of explicit risk appetite limits and operational control points for these core risks.

Non-core risks are those associated with activities outside of our risk appetite and approved business strategies and are therefore generally avoided, regardless of expected returns.

Collateral risks are those that are incurred as a by-product or are collateral to the pursuit of the risk and return optimization of core risks. Operational risks often fall into this category. We endeavour to mitigate collateral risks to the extent that the benefit of risk reduction is commensurate with the cost of mitigation.

Stakeholder Interests

Our risk framework considers the interests of a large number of key stakeholder groups, including policyholders, shareholders, debt-holders, employees, regulators, rating agencies and other capital market participants. Our risk framework endeavours to appropriately balance the needs, expectations, risk and reward perspectives and investment horizons of these stakeholders. In particular, our risk appetite framework is established to support the pursuit of shareholder value while ensuring that our ability to pay claims and fulfill long-term policyholder commitments is not compromised. Our risk management approach is designed to support long-term credit and financial strength ratings, strong capital levels, ongoing favourable access to capital markets and the continuing enhancement of our overall franchise value and brand.

58	Sun Life Financial Inc. Annual Report 2010 Management’s Discussion and Analysis

Our executive compensation philosophy recognizes the importance and contribution of a highly effective and motivated leadership team in pursuing sustainable growth in shareholder value. We remain committed to ensuring that the design and governance of overall compensation practices are aligned with our risk philosophy, principles and policies.

Capability Alignment

Our risk appetite is aligned with our inherent risk management capabilities. Our ability to perform robust risk assessments, the quality of our risk governance and control environment and the depth and quality of our innovative risk response and pricing strategies are particularly important capabilities in this regard. We proactively seek out profitable risk-taking opportunities in those areas where we have established risk management skills and capabilities. Conversely, we endeavour to avoid risks that are beyond our risk-taking capability.

Risk Budgeting

We seek to allocate our risk-taking capacity in a manner that optimizes the overall level of risk-adjusted returns and stakeholder value creation. Budgeting of risk-taking capacity is managed through the application of prescribed risk tolerance limits and the embedding of strong risk management discipline into a wide range of key management decision-making processes.

Portfolio Perspective

Risk/return trade-offs are assessed and managed not only based on the intrinsic merits of a particular opportunity, but also relative to their marginal contribution to our overall risk profile and business portfolio. This perspective is extended to the development of risk mitigation and pricing strategies, recognizing that often the most cost-effective way of managing risk involves utilizing available diversification relationships already inherent in our business model and risk portfolio.

Risk to Reputation

A financial institution’s reputation is one of its most important assets. We recognize the increasingly important and high profile role that a strong enterprise-wide risk management discipline can play in this regard. A key objective of our enterprise risk management framework is to help ensure that it continues to operate under standards that support its ability to maintain and build upon a sound corporate reputation and brand.

Accountability

Our enterprise-wide risk management framework sets out lines of responsibility and authority for risk-taking, governance and control.

The Company’s Board of Directors is ultimately responsible for ensuring that risk management policies and practices are in place. Through approval of our risk appetite and ongoing oversight, the Board of Directors ensures that our principal risks are appropriately identified and managed. The Board of Directors has delegated this function to its Risk Review Committee, which is a standing committee of the Board of Directors. That Committee is comprised of independent directors, whose primary functions are to assist the Board of Directors with its oversight role with respect to the review and approval of risk management policies, ensuring the identification of major areas of risk facing the Company and the development of strategies to manage those risks, and to review compliance with risk management policies implemented by the Company.

The Board of Directors has delegated the approval of investment risk management policies to its Investment Oversight Committee. This committee, also composed of independent directors, is responsible for the oversight of investment policies, practices, procedures and controls related to the management of the general fund investment portfolio, the approval and monitoring of the annual Investment Plan and monitoring the investment performance of enterprise pension and savings plans.

The Board of Directors has delegated the approval of compliance risk management policies to its Governance and Conduct Review Committee. This committee is also composed of independent directors. Its primary functions are to assist the Board of Directors with its oversight role by developing effective corporate governance guidelines and processes; reviewing policies and processes to sustain ethical behaviour; reviewing reports related to compliance with legal and regulatory matters; assessing the effectiveness of the Board of Directors and its Committees as well as the contributions of individual Directors; and identifying and recommending for election as Directors those individuals with Board-determined competencies, skills and qualities who are best suited to complement the current Board composition.

Primary accountability for risk management is delegated by the Board of Directors to the Company’s CEO, and the CEO further delegates responsibilities throughout the Company through a framework of management authorities and responsibilities. The CEO delegates line accountability for the various classes of risk management to our executive officers, who are accountable for ensuring the day-to-day management of enterprise risk in their scope of business accountability in accordance with Board approved risk policies and this framework. In particular, business segment leaders have overall, front line accountability for managing the risks in their operations and are supported by a network of business segment compliance and risk officers.

Our governance model for risk management also includes oversight from the various functional heads in the Corporate Office. There are functional heads for all key business oversight functions such as the Chief Compliance Officer, the Chief Privacy Officer and the Chief Internal Auditor. The Internal Audit function supports our risk management activities through ongoing assessments of the effectiveness of, and adherence to, internal controls. All of the functional heads support the Chief Risk Officer (the “CRO”) in the development and communication of the Company’s enterprise risk management function. The responsibilities of the CRO role include developing and implementing enterprise-wide risk management strategies aimed at optimizing our global risk/return profile and providing independent functional oversight of our enterprise-wide risk management programs by ensuring that effective risk management processes are in place for risk identification, risk measurement and assessment, risk response development, risk monitoring and control, and reporting and communication of risks inherent in our activities.

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2010	59

Risk Management Policies

In order to support the effective communication, implementation and governance of our enterprise risk framework, we have codified our processes and operational requirements in a comprehensive series of risk management policies and operating guidelines. These polices and guidelines promote the application of a consistent approach to managing risk exposures across our global business platform. These risk management policies are reviewed and approved annually by the Risk Review Committee, Investment Oversight Committee and Governance and Conduct Review Committee. These Committees also receive an annual report summarizing management’s attestation of compliance to these policies.

Risk Categories

The shaded text and tables in the following section of this MD&A represent our disclosure on credit, market and liquidity risks in accordance with CICA Handbook Section 3862, Financial Instruments – Disclosures, and includes discussion on how we measure risk and our objectives, policies and methodologies for managing these risks. Therefore, the shaded text and tables represent an integral part of our audited 2010 Annual Consolidated Financial Statements for the years ended December 31, 2010, and December 31, 2009. The shading in this section does not imply that these disclosures are of any greater importance than non-shaded tables and text, and the Risk Management disclosure should be read in its entirety.

Our Enterprise Risk Management Framework highlights five major risk categories – Credit Risk, Market Risk, Insurance Risk, Operational Risk and Strategic Risk.

Credit Risk

Risk Description

Credit risk is the risk of loss from not receiving amounts owed by our financial counterparties. We are subject to credit risk in connection with issuers of securities held in our investment portfolio, debtors (e.g., mortgagors), structured securities, reinsurers, derivative counterparties, other financial institutions (e.g., amounts held on deposit) and other entities. Losses may occur when a counterparty fails to make timely payments pursuant to the terms of the underlying contractual arrangement or when the counterparty’s credit rating or risk profile otherwise deteriorates. Credit risk can also arise in connection with deterioration in the value of or ability to realize on any underlying security that may be used to collateralize the debt obligation (e.g., real estate property values in the case of mortgage obligations). Credit risk can occur at multiple levels, as a result of broad economic conditions, challenges within specific sectors of the economy, or from issues affecting individual companies. Events that result in defaults, impairments or downgrades of the securities in our investment portfolio would cause the Company to record realized or unrealized losses and increase our provisions for asset default, adversely impacting earnings.

Credit Risk Management Governance and Control

Our core principles of credit risk management include asset diversification, fundamental research and analysis of cash flows, proactive and continuous monitoring, active management and relative value assessment, with the objective of optimizing risk adjusted returns, with due consideration for the impacts of capital and taxation.

Key controls utilized in the management and measurement of credit risk are outlined below:

• Enterprise-wide risk appetite and tolerance limits have been established for credit risk

• Ongoing monitoring and reporting of credit risk sensitivities against pre-established risk tolerance limits

• Detailed credit risk management policies, guidelines and procedures

• Specific investment diversification requirements such as investing by asset class, geography and industry

• Risk based credit portfolio, counterparty and sector exposure limits

• Mandatory use of credit quality ratings for portfolio investments which are established and reviewed regularly

• Comprehensive due diligence processes and ongoing credit analysis

• Regulatory solvency requirements that include risk based capital requirements

• Comprehensive compliance monitoring practices and procedures including reporting against pre-established investment limits

• Reinsurance exposures are monitored to ensure that no single reinsurer represents an undue level of credit risk

• Stress-testing techniques, such as Dynamic Capital Adequacy Testing, are used to measure the effects of large and sustained adverse credit developments

• Reserve provisions are established in accordance with standards set forth by the Canadian Institute of Actuaries

• Target capital levels that exceed regulatory minimums

• Active credit risk governance including independent monitoring and review and reporting to senior management and the Board

Additional information concerning credit risk can be found in Note 6A to our 2010 Consolidated Financial Statements.

Market Risk

Risk Description

We are exposed to significant financial and capital market risk – the risk that the fair value or future cash flows of an insurance contract or financial instrument will fluctuate because of changes in market prices. Market risk includes the following types of risk: (i) equity market risk, resulting from changes in equity market prices; (ii) interest rate risk, resulting from changes in interest rates or credit/swap spreads; (iii) currency risk, resulting from changes in foreign exchange rates; and (iv) real estate risk. In addition, we are subject to other price risk resulting from changes in market prices other than those arising from equity risk, interest rate risk, currency risk or real estate risk, whether those changes are caused by factors specific to the individual insurance contract, financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market.

60	Sun Life Financial Inc. Annual Report 2010 Management’s Discussion and Analysis

These factors can also give rise to liquidity risk if we are forced to sell assets at depressed market prices in order to fund our commitments. Market changes and volatility could be the result of general capital market conditions or specific social, political or economic events.

Market Risk Management Governance and Control

We employ a wide range of market risk management practices and controls, as outlined below:

• Enterprise-wide risk appetite and tolerance limits have been established for market risk

• Ongoing monitoring and reporting of market risk sensitivities against pre-established risk tolerance limits

• Detailed asset-liability/market risk management policies, guidelines and procedures are in place

•    Management and governance of market risks is achieved through various asset-liability management committees that oversee key market risk strategies and tactics, review compliance with applicable policies and standards, and review investment and hedging performance

• Hedging and asset-liability management programs are maintained in respect of key selected market risks

• Product development and pricing policies that require a detailed risk assessment and pricing provisions for material market risks

• Stress-testing techniques, such as Dynamic Capital Adequacy Testing, are used to measure the effects of large and sustained adverse market movements

• Reserve provisions are established in accordance with standards set forth by the Canadian Institute of Actuaries

• Target capital levels that exceed regulatory minimums.

Equity Market Risk

We are exposed to equity risk from a number of sources. Our primary exposure to equity risk arises, in connection with the underwriting of benefit guarantees on variable annuity and segregated fund annuity contracts (i.e., segregated fund products in SLF Canada, variable annuities in SLF U.S. and run-off reinsurance in our Corporate segment). These benefit guarantees are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization.

We also derive a portion of our revenue from fee income generated by our asset management businesses and from certain insurance and annuity contracts where fee income is levied on account balances that generally move in line with equity market levels. Accordingly, adverse fluctuations in the market value of such assets would result in corresponding adverse impacts on our revenue and net income. In addition, declining and volatile equity markets may have a negative impact on sales and redemptions (surrenders) for this business, resulting in further adverse impacts on our net income and financial position.

We also have direct exposure to equity markets from the investments supporting other general account liabilities, surplus and employee benefit plans. These exposures generally fall within our risk-taking philosophy and appetite and are therefore generally not hedged.

Interest Rate Risk

Interest rate risk is the potential for financial loss arising from changes or volatility in interest rates or credit/swap spreads when assets and liability cash flows do not coincide. We are exposed to interest rate risk when the cash flows from assets and the policy obligations they support are significantly mismatched, as this may result in the need to either sell assets to meet policy payments and expenses or reinvest excess asset cash flows in unfavourable interest rate environments. The impact of changes or volatility in interest rates or credit/swap spreads are reflected in the valuation of our financial assets and liabilities for insurance contracts in respect of insurance and annuity products.

Certain products have explicit or implicit interest rate guarantees in the form of settlement options, minimum guaranteed crediting rates and guaranteed premium rates. If investment returns fall below those guaranteed levels, we may be required to increase liabilities or capital in respect of these insurance contracts. The guarantees attached to these products may be applicable to both past premiums collected and future premiums not yet received. Our primary residual exposure to interest rate risk arises from certain insurance products with guaranteed premium rates or minimum interest guarantees. These products are included in our asset-liability management program and the residual interest rate exposure is managed within risk tolerance limits.

Declines in interest rates or narrowing credit/swap spreads can result in compression of the net spread between interest earned on investments and interest credited to policyholders. Declines in interest rates or narrowing credit/swap spreads may also result in increased asset calls, mortgage prepayments and net reinvestment of positive cash flows at lower yields, and therefore adversely impact our profitability and financial position. In contrast, increases in interest rates or a widening of credit/swap spreads may have a material impact on the value of fixed income assets, resulting in depressed market values, and may lead to losses in the event of the liquidation of assets prior to maturity.

Significant changes or volatility in interest rates, or credit/swap spreads could have a negative impact on sales of certain insurance and annuity products, and adversely impact the expected pattern of redemptions (surrenders) on existing policies. Increases in interest rates or widening credit/swap spreads may increase the risk that policyholders will surrender their contracts, forcing us to liquidate investment assets at a loss and accelerate recognition of certain acquisition expenses. While we have established hedging programs in place and our insurance and annuity products often contain surrender mitigation features, these may not be sufficient to fully offset the adverse impact of the underlying losses on asset sales.

We also have direct exposure to interest rates and credit/swap spreads from investments supporting other general account liabilities, surplus and employee benefit plans. Lower interest rates or a narrowing of credit/swap spreads will result in reduced investment income on new fixed income asset purchases. Conversely, higher interest rates or wider credit/swap spreads will reduce the value of our existing assets. These exposures generally fall within our risk-taking philosophy and appetite and are therefore generally not hedged.

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2010	61

We have implemented ongoing asset-liability management and hedging programs involving regular monitoring and adjustment of risk exposures using financial assets, derivative instruments and repurchase agreements to maintain interest rate exposures within our risk tolerances. The general availability and cost of these hedging instruments may be adversely impacted by changes in interest rate levels and volatility, and in addition, these programs may themselves expose us to other risks.

A sustained low interest rate environment may adversely impact the primary demand for a number of our core insurance offerings requiring a significant repositioning of the product portfolio, and also increase the likelihood of higher surrenders (redemptions) and insurance claims (for example, increased incidence and reduced termination rates in respect of disability related claims). This may contribute to adverse developments in revenues and cost trends and our overall profitability.

Market Risk Sensitivities

We utilize a variety of methods and measures to quantify our market risk exposures. These include duration management, key rate duration techniques, convexity measures, cash flow gaps, scenario testing, and sensitivity testing of earnings and regulatory capital ratios versus risk tolerance limits which are calibrated to our risk appetite.

Our earnings are affected by the determination of policyholder obligations under our annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in the Company’s Consolidated Financial Statements, primarily as actuarial liabilities. The determination of these obligations requires that we make assumptions about the future level of equity market performance, interest rates and other factors over the life of our products. Differences between our actual experience and our best estimate assumptions are reflected in the financial statements. Debt securities and equities designated as AFS generally do not support liabilities. Changes in the fair value of AFS debt securities and equities are recorded to OCI. The following table sets out the estimated immediate impact or sensitivity of our net income and OCI to certain instantaneous changes in interest rates and equity market prices as at December 31, 2010, independently, assuming all other variables remain constant. In addition, we have provided the estimated impact on our MCCSR ratio using the same instantaneous changes in interest rates and equity market prices.

Market Risk Sensitivities

as at December 31, 2010
Changes in interest rates(1)	Net income(3) ($ millions)	Increase (decrease) in after-tax OCI ($ millions)	MCCSR(4)
1% increase	$50 to $150	$(300) to $(400)	Up to 8 percentage points increase
1% decrease	$(150) to $(250)	$325 to $425	Up to 10 percentage points decrease

Changes in equity markets(2)
10% increase	$25 to $75	$25 to $75	Up to 5 percentage points increase
10% decrease	$(125) to $(175)	$(25) to $(75)	Up to 5 percentage points decrease

25% increase	$50 to $150	$100 to $200	Up to 5 percentage points increase
25% decrease	$(475) to $(575)	$(100) to $(200)	Up to 10 percentage points decrease

as at December 31, 2009
Changes in interest rates(1)	Net income(3) ($ millions)	Increase/(decrease) in after-tax OCI ($ millions)	MCCSR(4)
1% increase	$(50) to $50	$(375) to $(425)	Up to 8 percentage points increase
1% decrease	$(150) to $(250)	$375 to $425	Up to 12 percentage points decrease

Changes in equity markets(2)
10% increase	$75 to $125	$25 to $75	Up to 5 percentage points increase
10% decrease	$(150) to $(200)	$(25) to $(75)	Up to 5 percentage points decrease

25% increase	$150 to $250	n/a	Up to 5 percentage points increase
25% decrease	$(475) to $(575)	n/a	Up to 15 percentage points decrease

(1)  Represents a 1% parallel shift in assumed interest rates across the entire yield curve as at December 31. Variations in realized yields based on different terms to maturity, asset class types, credit spreads and ratings may result in realized sensitivities being significantly different from those illustrated above.

(2)  Represents the respective change across all equity markets as at December 31. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above.

(3)  The market risk sensitivities include the expected mitigation impact of our hedging programs in effect as at December 31 and include new business added and product changes implemented during the year.

(4)

 The MCCSR sensitivities illustrate the impact on the MCCSR ratio for Sun Life Assurance as at December 31. This excludes the impact on assets and liabilities that are  included in Sun Life Financial but not included in Sun Life Assurance.

We used a 1% increase (decrease) in interest rates and a 10% increase (decrease) in our equity markets to determine the above sensitivities because we believe that these market shocks were reasonably possible as at December 31, 2010. We have also disclosed the impact of a 25% increase or decrease in our equity market sensitivity to illustrate that changes in equity markets in excess of 10% may result in other than proportionate impacts.

Variable Annuity and Segregated Fund Guarantees

Approximately 80% to 90% of our sensitivity to equity market risk is derived from segregated fund products in SLF Canada, variable annuities in SLF U.S. and run-off reinsurance in our Corporate business segment. These products provide benefit guarantees, which are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitizations.

62	Sun Life Financial Inc. Annual Report 2010 Management’s Discussion and Analysis

The following table provides information with respect to the guarantees provided in the Company’s variable annuity and segregated fund businesses.

Variable Annuity and Segregated Fund Risk Exposures

($ millions)	December 31, 2010
	Fund value	Amount at risk(1)	Value of guarantees(2)	Actuarial liabilities(3)
SLF Canada	12,494	300	11,347	116
SLF U.S.	23,923	2,064	25,697	221
Run-off reinsurance(4)	3,070	642	2,614	403
Total	39,487	3,006	39,658	740

	December 31, 2009
	Fund value	Amount at risk(1)	Value of guarantees(2)	Actuarial liabilities(3)
SLF Canada	10,796	539	10,380	215
SLF U.S.	21,069	3,006	23,944	675
Run-off reinsurance(4)	3,049	811	2,930	452
Total	34,915	4,356	37,254	1,342

(1)  The “amount at risk” represents the excess of the value of the guarantees over fund values on all policies where the value of the guarantees exceeds the fund value. The amount at risk is not currently payable as the guarantees are only payable upon death, maturity, withdrawal or annuitization if fund values remain below guaranteed values.

(2)  For guaranteed lifetime withdrawal benefits, the “value of guarantees” is calculated as the present value of the maximum future withdrawals assuming market conditions remain unchanged from current levels. For all other benefits, the value of guarantees is determined assuming 100% of the claims are made at the valuation date.

(3)  The “actuarial liabilities” represent management’s provision for future costs associated with these guarantees in accordance with accounting guidelines and include a provision for adverse deviation in accordance with valuation standards.

(4)  The run-off reinsurance business includes risks assumed through reinsurance of variable annuity products issued by various North American insurance companies between 1997 and 2001. This line of business has been discontinued and is part of a closed block of reinsurance which is included in our Corporate business segment.

The movement of the items in the table above from December 31, 2009 to December 31, 2010 was primarily as a result of:

(i)	fund value increased due to favourable equity market movements and new business written in 2010. This was partially offset by the strengthening of the Canadian dollar against foreign currencies relative to prior period end exchange rates
(ii)	the amount at risk decreased due to favourable equity market movements and the strengthening of the Canadian dollar against foreign currencies relative to prior period end exchange rates
(iii)	the value of guarantees has increased as a result of net sales during the year and the associated increase in fund values, partially offset by the impact of the strengthening of the Canadian dollar relative to the prior period
(iv)	actuarial liabilities decreased due to favourable equity market movements and the strengthening of the Canadian dollar against foreign currencies relative to prior period end exchange rates

The ultimate cost of providing for the guarantees in respect of the Company’s variable annuity and segregated fund contracts is uncertain and will depend upon a number of factors including general capital market conditions, policyholder behaviour and mortality experience, each of which may result in negative impacts on net income and capital.

Variable Annuity and Segregated Fund Equity Hedging

We have implemented hedging programs, involving the use of derivative instruments, to mitigate a portion of the equity market-related volatility in the cost of providing for these guarantees, thereby reducing our exposure to this particular class of equity market risk. As at December 31, 2010, over 90% of our total variable annuity and segregated fund contracts, as measured by associated fund values, were included in an equity hedging program. This hedging program reduces our net income sensitivity to equity market declines from variable annuity and segregated fund contracts by approximately 55% to 65%. While a large percentage of contracts are included in the equity hedging program, not all of our equity exposure related to these contracts is hedged. For those variable annuity and segregated fund contracts included in the equity hedging program, we generally hedge the fair value of expected future net claims costs and a portion of the policy fees as we are primarily focused on hedging the expected economic costs associated with providing segregated fund and variable annuity guarantees. The following table illustrates the impact of our hedging program related to our sensitivity to a 10% and 25% decrease in equity markets for variable annuity and segregated fund contracts.

Impact of Variable Annuity and Segregated Fund Equity Hedging

December 31, 2010
Net income(1)	10% decrease(2)	25% decrease(2)
Before hedging	(350) – (400)	(1,075) – (1,175)
Equity hedging impact	225 – 275	600 – 700
Net of equity hedging	(100) – (150)	(425) – (525)

(1)  Since the fair value of benefits being hedged will generally differ from the financial statement value (due to different valuation methods and the inclusion of valuation margins in respect of financial statement values), this approach will result in residual volatility to equity market shocks in reported income and capital. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors, including volatile and declining equity and interest rate market conditions.

(2)  Represents the respective change across all equity markets as at December 31, 2010. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above.

Our hedging strategy is applied both at the line of business/product level and enterprise level using a combination of static (i.e., purchasing of longer dated equity put options) and dynamic (i.e. frequent re-balancing of short-dated equity derivative contracts) hedging techniques. We actively monitor our overall market exposure and may implement tactical hedge overlay strategies (primarily in the form of equity futures contracts) in order to align expected earnings sensitivities with enterprise risk management objectives.

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2010	63

Market Risk Sensitivities and Hedging – Additional Cautionary Language and Key Assumptions

Our market risk sensitivities are forward-looking information. These are measures of our estimated net income and capital sensitivities to the changes in interest rate and equity market levels described above, based on interest rates, equity market prices and business mix in place as at December 31. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. Actual results can differ materially from these estimates for a variety of reasons, including differences in the pattern or distribution of the market shocks, the interaction between these risk factors, model error or changes in other assumptions such as business mix, effective tax rates, policyholder behaviour, currency exchange rates and other market variables relative to those underlying the December 31 calculation dates for these sensitivities. These sensitivities also assume that a change to the current valuation allowance on future tax assets is not required. In addition, the MCCSR sensitivities are non-GAAP financial measures.

The sensitivities reflect the composition of our assets and liabilities as at December 31. Changes in these positions due to new sales or maturities, asset purchases/sales or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedge assets and programs in place as at the December 31 calculation date. The actual impact of these hedging activities can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (the risk that hedges do not exactly replicate the underlying portfolio experience), model risk and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.

The sensitivities are based on financial reporting methods and assumptions in effect as at December 31. Changes in the regulatory environment, accounting or actuarial valuation methods, models or assumptions after this date could result in material changes to these reported sensitivities. Changes in interest rates and equity market prices in excess of the ranges illustrated may result in other- than-proportionate impacts.

Our hedging programs may themselves expose us to other risks such as basis risk (the risk that hedges do not exactly replicate the underlying portfolio experience), derivative counterparty credit risk, and increased levels of liquidity risk, model risk, and other operational risks as described in the Risk Factors section in our 2010 AIF. These factors may adversely impact the net effectiveness, costs and financial viability of maintaining these hedging programs and therefore adversely impact our profitability and financial position. While our hedging programs include various elements aimed at mitigating these effects (for example, hedge counterparty credit risk is managed by maintaining broad diversification, dealing primarily with highly rated counterparties and transacting through ISDA agreements that generally include applicable credit support annexes), residual risk and potential reported earnings and capital volatility remain.

For the reasons outlined above, these sensitivities should only be viewed as directional estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of the Company’s future net income and capital sensitivities. Given the nature of these calculations, we cannot provide assurance that actual earnings and capital impacts will be within the indicated ranges.

Information related to market risk sensitivities and guarantees related to variable annuity and segregated fund products should be read in conjunction with the information contained in the Outlook, Critical Accounting Policies and Estimates and Risk Management sections in our 2010 annual MD&A and Risk Factors and Regulatory Matters in our AIF for the year ended December 31, 2010.

Currency Risk

Currency risk is the result of mismatches in the currency of our assets and liabilities (inclusive of capital), and cash flows. This risk may arise from a variety of sources such as foreign currency transactions and services, foreign exchange hedging, investments denominated in foreign currencies, investments in foreign subsidiaries and net income from foreign operations.

As an international provider of financial services, we operate in a number of countries, with revenues and expenses denominated in several local currencies. In each country in which we operate, we generally maintain the currency profile of assets so as to match the currency of aggregate liabilities and required surplus. This approach provides an operational hedge against disruptions in local operations caused by currency fluctuations. Foreign exchange derivative contracts such as currency swaps and forwards are used as a risk management tool to manage the currency exposure in accordance with our asset-liability risk management policy. As at December 31, 2010, and December 31, 2009, the Company did not have a material currency risk exposure on a functional currency basis.

Changes in exchange rates can however affect our net income and surplus when results in functional currencies are translated into Canadian dollars. Net income earned outside of Canada is generally not currency hedged and a weakening in the local currency of our foreign operations relative to the Canadian dollar can have a negative impact on our net income reported in Canadian currency, and vice versa.

Real Estate Price Risk

Real estate price risk is the potential for financial loss arising from fluctuations in the fair value or future cash flows of these asset types, and results from the ownership of, or fixed income investments secured by real estate property, leasehold interests, ground rents and purchase and leaseback transactions. Real estate price risk may arise from external market conditions, inadequate property analysis, inadequate insurance coverage, inappropriate real estate appraisals or from environmental risk exposures. We hold direct equity real estate investments supporting general account liabilities and surplus, and fluctuations in the value of these asset types will impact our profitability and financial position.

64	Sun Life Financial Inc. Annual Report 2010 Management’s Discussion and Analysis

Insurance Risk

Risk Description

Insurance risk is the uncertainty of product performance due to differences between the actual experience and expected assumptions affecting amounts of claims, benefits payments, expenses and the cost of embedded options and guarantees related to insurance risks. This risk class includes risk factors relating to product development and pricing, mortality, morbidity, longevity, policyholder behaviour and reinsurance.

Insurance Risk Management Governance and Control

Insurance risk is managed through a number of enterprise-wide controls addressing a wide range of insurance risk factors, as follows:

•	Enterprise-wide insurance underwriting and claims, product development and pricing, and reinsurance risk management policies
•	Product development and pricing policies require detailed risk assessment and provision for material insurance risks
•	Reserve provisions are established in accordance with standards set forth by the Canadian Institute of Actuaries
•	Target capital levels established that exceed regulatory minimums
•	Board-approved maximum retention limits (amounts issued in excess of these limits are reinsured)
•	Various limits, restrictions and fee structures may be introduced into plan designs in order to establish more homogeneous policy risk profile and limit potential for anti-selection
•	Enterprise underwriting and risk selection standards with oversight by corporate underwriting and claims risk management function
•	Diversification and risk pooling is managed by aggregation of broad exposures across product lines, geography, distribution channels, etc.
•	Experience studies (both Company specific and industry level) and Source of Earnings analysis are periodically monitored and factored into ongoing valuation, renewal and new business pricing processes
•	Stress-testing techniques, such as Dynamic Capital Adequacy Testing, are used to measure the effects of large and sustained adverse movements in insurance risk factors
•

We have established a reinsurance ceded policy to set acceptance criteria and protocols to monitor the level of reinsurance ceded to any single reinsurer or group of reinsurers. Our reinsurance counterparty risk profile is monitored closely, including through regular reporting to the Risk Review Committee of the Board of Directors

As part of our governance and control procedures, we review our global retention limits from time to time. Effective January 1, 2011, we increased our global mortality retention limit for individual life insurance from US$15 million to US$ 25 million, for business sold in Canada the new limit is $25 million. The limit for survivorship life insurance has increased from US$20 million to US$30 million, for business sold in Canada the new limit is $30 million. The changes in limits are not expected to have a material impact on our risk exposure.

Operational Risk

Risk Description

Operational risk is the uncertainty arising from larger than expected losses or damage to finances or reputation resulting from inadequate or failed internal processes, controls, people, systems, or from external events. This risk class encompasses a wide range of risks, including those pertaining to legal and regulatory, business continuity, model risk, information system security and privacy, outsourcing, fraud, environmental risk, human resource management and liquidity risk. Operational risk is also embedded in the practices utilized to manage other risks therefore, if not managed effectively, it can impact our ability to manage other key risks such as credit risk, market and insurance risk.

Operational Risk Management Governance and Control

Our governance practices, corporate values and Code of Conduct set the foundation for mitigation of operational risks. We perform ongoing monitoring and reporting of all significant operational risks, including regular briefings to senior management and Board Committees. We have established enterprise-wide policies and controls for all significant operational risks, including:

•

Compliance:    An enterprise-wide compliance framework has been established consisting of policies and operating guidelines and is supported by a network of compliance officers. Enterprise oversight is provided by the Chief Compliance Officer.

•

Privacy:    Privacy policies, privacy officers and processes have been established to provide guidance on handling private and confidential information and for reporting privacy issues to appropriate management for response and resolution. Enterprise oversight is provided by the Chief Privacy Officer.

•

Financial Models:    An enterprise-wide Management of Financial Models Policy and Business Segment Operating Guidelines have been established. These policies include a requirement that each business segment maintain an inventory of significant models and sets out expectations for associated documentation, review and testing. Risk assessments are conducted on significant models, and plans are developed to address identified sources of risk.

•

Business Interruption:    An enterprise-wide Business Continuity Policy has been established. Business continuity, crisis management and disaster recovery programs have been designed and implemented to ensure to the extent practically possible that key business functions can continue and normal operations can resume effectively and efficiently in the event of a major disruption. These programs are periodically tested, and each business unit maintains its own business continuity plans under the oversight of the global business continuity program.

•

Information Security:    An enterprise-wide security program has been established, consisting of policies, standards and processes. The program is aligned to appropriate industry standards and is compliant with applicable laws and regulations. Enterprise oversight is provided through the Chief Information Officer.

•

Outsourcing:    An enterprise-wide Outsourcing Policy and operating guidelines have been established to manage the risks associated with the outsourcing of business activities, functions or processes to a third-party provider.

Management’s Discussion And Analysis Sun Life Financial Inc. Annual Report 2010	65

•

Human Resources:    Human resources policies and standards have been developed and implemented. We are committed to employee training and development, and our compensation program is designed to attract, motivate and retain high-performing employees and to encourage sound risk management by all employees. We endeavour to assess talent through leadership review processes and build leadership bench strength and depth to succession options through enterprise leadership development programs. Employee engagement is monitored through enterprise-wide employee engagement surveys and strategies are implemented to address any issues.

•

Environment:    An environmental risk management program, which reflects our commitment to conducting all business activities in a manner that recognizes the need to preserve the quality of the environment, is maintained to help protect investment assets (primarily real estate, mortgage and structured finance portfolios) from losses due to environmental issues and to help ensure compliance with applicable laws.

Liquidity Risk

We generally maintain a conservative liquidity position and employ a wide range of liquidity risk management practices and controls, which are described below:

•	Liquidity is managed in accordance with our liquidity policies and operating guidelines
•

Stress testing of our liquidity is performed by comparing liquidity coverage ratios under 1-month and 1-year stress scenarios to our policy thresholds. These liquidity ratios are measured and managed at the business segment level, and the total Company level.

•

Cash management and asset-liability management programs support our ability to maintain our financial position by ensuring that sufficient cash flow and liquid assets are available to cover potential funding requirements. We invest in various types of assets with a view of matching them to our liabilities of various durations.

•	Target capital levels exceed regulatory minimums. We actively manage and monitor our capital and asset levels, and the diversification and credit quality of our investments
•	We maintain various credit facilities for general corporate purposes
•	We also maintain liquidity contingency plans for the management of liquidity in the event of a liquidity crisis

The following table summarizes the contractual maturities of our significant financial liabilities and contractual commitments as at December 31, 2010.

Financial Liabilities and Contractual Obligations

December 31, 2010 ($ millions)	Within 1 year	1 year to 3 years	3 years to 5 years	Over 5 years	Total
General fund policy liabilities(1)	11,800	10,321	10,029	151,820	183,970
Senior debentures and unsecured financing(2)	231	462	462	9,454	10,609
Subordinated debt(2)	171	343	500	3,908	4,922
Bond repurchase agreements	1,270	–	–	–	1,270
Accounts payable and accrued expenses	2,678	–	–	–	2,678
Borrowed funds(2)	94	120	56	60	330
Total liabilities	16,244	11,246	11,047	165,242	203,779
Contractual commitments(3)
Contractual loan, equity and real estate	420	310	138	100	968
Operating leases	88	146	93	196	523
Total contractual commitments	508	456	231	296	1,491

December 31, 2009 ($ millions)	Within 1 year	1 year to 3 years	3 years to 5 years	Over 5 years	Total
General fund policy liabilities(1)	12,365	11,504	11,543	161,351	196,763
Senior debentures and unsecured financing(2)	233	459	459	9,654	10,805
Subordinated debt(2)	191	383	383	4,553	5,510
Bond repurchase agreements	1,266	–	–	–	1,266
Accounts payable and accrued expenses	1,927	–	–	–	1,927
Borrowed funds(2)	98	142	83	62	385
Total liabilities	16,080	12,488	12,468	175,620	216,656
Contractual commitments:(3)
Contractual loan, equity and real estate	419	197	119	69	804
Operating leases	90	138	65	39	332
Total contractual commitments	509	335	184	108	1,136

(1)  General fund policyholder liability cash flows include estimates related to the timing and payment of death and disability claims, policy maturities, annuity payments, minimum guarantees on segregated fund products, policyholder dividends, amounts on deposits, commissions and premium taxes offset by contractual future premiums and fees on in-force contracts. These estimated cash flows are based on the best estimate assumptions used in the determination of policyholder liabilities. These amounts are undiscounted and do not reflect recoveries from reinsurance agreements. The actuarial and other policy liability amounts included in SLF Inc.’s 2010 Consolidated Financial Statements are based on the present value of the estimated cash flows and are net of reinsured amounts. Due to the use of assumptions, actual cash flows will differ from these estimates.

(2)  Payments due based on maturity dates and includes expected interest payments. Actual redemption of certain securities may occur sooner as some include an option for the issuer to call the security at an earlier date.

(3)  Contractual commitments and operating lease commitments are not reported on the Consolidated Balance Sheets.

66	Sun Life Financial Inc. Annual Report 2010 Management’s Discussion and Analysis

Strategic Risk

Risk Description

Strategic risk is the risk to future earnings and capital arising from structural or other large changes in the competitive, economic, legal or political environment, changing customer behaviour, or a failure to achieve our strategic or long-term business plans, either through incorrect choices or improper implementation of those choices.

Strategic Risk Management Governance and Control

The strategic risks for each of our Business Groups and for the Company as a whole are developed as part of the annual risk identification process through which we develop and maintain a register of enterprise key risks. These risks are then included as one of the key inputs into the development of the strategic plans as part of our integrated planning process. Our business plans, which include the business initiatives to achieve our plan objectives, are then developed from these strategic plans.

Strategic risk is managed through our formal strategic and business planning process. Our strategic plans are reviewed and discussed by our Executive Team and then the key themes, issues and risks emerging are discussed by the Board of Directors. Our business plans are subject to approval by the Board of Directors, which also receive regular reviews of implementation progress against key business plan objectives. Appropriate Board committees receive regular updates of the enterprise key risks.

Merger and acquisition transactions are governed by a Board-approved risk management policy and significant transactions require the approval of the Board of Directors.

Capital and Liquidity Management

Our asset-liability management practices allow us to maintain a strong financial position by ensuring that sufficient liquid assets are available to cover our potential funding requirements. We invest in various types of assets with a view to matching them with its liabilities of various durations.

The regulatory environments in which we operate are expected to evolve as governments and regulators work to develop the appropriate level of financial regulation required to ensure that capital, liquidity and risk management practices are sufficient to withstand severe economic downturns. In Canada, OSFI is considering a number of changes to the insurance company capital rules, including new guidelines that would establish stand-alone capital adequacy requirements for operating life insurance companies, such as Sun Life Assurance, and that would update OSFI’s regulatory guidance for non-operating insurance companies acting as holding companies, such as SLF Inc. OSFI is also reviewing the use of internally modelled capital requirements for variable annuity and segregated fund guarantees. In addition, it is expected that OSFI may align some insurance regulations with those that emerge for banks under the proposed new Basel Capital Accord. The outcome of these initiatives is uncertain and may impact our position relative to that of other Canadian and international financial institutions with which we compete for business and capital.

Principal Sources of Funds

Our primary source of funds is cash provided by operating activities, including premiums, investment management fees and net investment income. These funds are used primarily to pay policy benefits, dividends to policyholders, claims, commissions, operating expenses, interest expenses and shareholder dividends. Cash flows generated from operating activities are generally invested to support future payment requirements, including the payment of dividends to shareholders. We also raise funds from time to time, through borrowing and issuing of securities, to finance growth, acquisitions or other needs.

As at December 31, 2010, we maintained cash, cash equivalents and short-term securities totalling $8.5 billion, of which 2% were held in relation to certain derivative strategies and bond repurchase agreements. In addition to providing for near-term funding commitments, cash, cash equivalents and short-term securities include amounts that support short-term liabilities.

Net cash, cash equivalents and short-term securities decreased by $3.4 billion in 2010. Cash flows generated by operating activities decreased by $684 million in 2010 from 2009 mainly from lower premiums of $2.0 billion, partly offset by increased fee income, lower policyholder payments and a lower level of current income taxes. Financing activities used $591 million of cash in 2010 and provided $1.1 billion in 2009. The decrease was mainly due to higher levels of debt and preferred shares issued during 2009 and redemption of subordinated debt for $300 million in 2010, partially offset by a lower level of common share dividends paid in cash due to a change in timing of dividend payouts and a higher participation rate in the dividend reinvestment plan. Investing activities decreased cash by $4.4 billion during 2010 compared to $3.5 billion in 2009. The increased investing activities arose mainly from higher levels of investment in long-term securities. The strengthening of the Canadian dollar against the U.S. dollar decreased cash balances by $85 million in 2010 compared to a decrease of $802 million in 2009.

($ millions)	2010	2009	2008
Net cash provided by operating activities	2,864	3,548	1,737
Net cash provided by (used in) financing activities	(591)	1,052	(499)
Net cash provided by (used in) investing activities	(4,444)	(3,451)	35
Changes due to fluctuations in exchange rates	(85)	(802)	642
Increase (decrease) in cash and cash equivalents	(2,256)	347	1,915
Cash and cash equivalents, beginning of year	5,865	5,518	3,603
Cash and cash equivalents, end of year	3,609	5,865	5,518
Short-term securities, end of year	4,878	6,003	3,361
Cash, cash equivalents and short-term securities, end of year	8,487	11,868	8,879

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2010	67

Liquidity

The shaded text in the following section of this MD&A represent our disclosures on liquidity and funding risk in accordance with CICA Handbook Section 3862, Financial Instruments – Disclosures, and includes discussion on how we measure our risk and our objectives, policies and methodologies for managing this risk. Therefore, this shaded text represents an integral part of our audited 2010 Annual Consolidated Financial Statements for the years ended December 31, 2010, and December 31, 2009. The shading in this section does not imply that these disclosures are of any greater importance than non-shaded text, and the Capital and Liquidity Management disclosure should be read in its entirety.

We generally maintain an overall asset liquidity profile that exceeds requirements to fund potential demand liabilities under prescribed adverse liability demand scenarios. To strengthen our liquidity further, we actively manage and monitor our:

•	capital levels
•	asset levels
•	matching position
•	diversification and credit quality of investments
•	cash forecasts and actual amounts against established targets.

We are subject to various regulations in the jurisdictions in which we operate. The ability of SLF Inc.’s subsidiaries to pay dividends and transfer funds is regulated in certain jurisdictions and may require local regulatory approvals and the satisfaction of specific conditions in certain circumstances. Through effective cash management and capital planning, SLF Inc. ensures that its subsidiaries, as a whole and on a stand-alone basis, are appropriately funded and maintain adequate liquidity to meet obligations, both individually and in aggregate.

We maintain various credit facilities for general corporate purposes. As at December 31, 2010, we had two U.S. dollar denominated committed credit facilities totalling US$1.5 billion, of which US$519 million was utilized. In addition, we had uncommitted credit facilities (denominated in Canadian dollars) totalling $185 million, of which $60 million was utilized. As at December 31, 2009, we had three committed credit facilities totalling US$1.7 billion, of which US$596 million was utilized, and uncommitted credit facilities for $185 million, of which $76 million was utilized. All utilization of these facilities was in respect of letters of credit. As at December 31, 2010, the maturity of these credit facilities ranged from one and a half to two years.

The agreements relating to our committed credit facilities contain typical covenants for investment grade companies regarding solvency, credit ratings and financial strength, all of which were met as at December 31, 2010. These covenants include but are not limited to the maintenance of total equity by SLF Inc. of at least $12 billion, tested as of the last day of each fiscal quarter. SLF Inc.’s total equity was $18.4 billion as at December 31, 2010.

Our failure to comply with the covenants under the committed credit facilities would, subject to grace periods in the case of certain covenants, result in an event of default. This could require us to repay any outstanding borrowings or to cash collateralize letters of credit under such facility. A failure by SLF Inc. (or any of its subsidiaries) to pay an obligation due for an amount exceeding $250 million would also result in an event of default under the committed credit facilities described above.

Based on our historical cash flows, and liquidity management processes, we believe that the cash flow from our operating activities will continue to provide sufficient liquidity for us to satisfy debt service obligations and to pay other expenses as they fall due.

Capital

We have a capital risk policy designed to maintain a strong capital position and to provide the flexibility necessary to take advantage of growth opportunities, to support the risk associated with its businesses and optimize shareholder return. Our capital risk policy is also intended to provide an appropriate level of risk management over capital adequacy risk, which is defined as the risk that capital is not or will not be sufficient to withstand adverse economic conditions, to maintain financial strength or to allow the Company and its subsidiaries to take advantage of opportunities for expansion. Our capital base is structured to exceed regulatory and internal capital targets and maintain strong credit ratings, while maintaining a capital-efficient structure and desired capital ratios. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business group level under the principles appropriate to the jurisdictions in which we operate. We manage capital for all of our subsidiaries in a manner commensurate with their individual risk profiles.

Sun Life Financial, including all of its business groups, engages in a capital planning process annually in which capital options, fundraising alternatives and dividend policies are presented to the Risk Review Committee of the Board. Capital reviews are regularly conducted which consider the potential impacts under various business, interest rate and equity market scenarios. Relevant components of the capital reviews are presented to the Risk Review Committee of the Board on a quarterly basis. The Board of Directors is responsible for the annual review and approval of our capital plan.

The Company’s capital risk policy establishes policies, operating guidelines and procedures that govern the management of capital. The Risk Review Committee of the Board reviews and approves SLF Inc.’s capital risk policy annually. Our Corporate Treasury and Risk Management functions are responsible for the design and implementation of the capital risk policy.

The Company’s capital base consists mainly of common shareholders’ equity and retained earnings. Other sources of capital include preferred shareholders’ equity and subordinated debt issued by SLF Inc., Sun Life Assurance and Sun Canada Financial Co. For Canadian regulatory purposes, our capital also includes innovative capital instruments issued by Sun Life Capital Trust and Sun Life Capital Trust II.

68	Sun Life Financial Inc. Annual Report 2010 Management’s Discussion and Analysis

Notes 10, 11, 13 and 15 to our 2010 Consolidated Financial Statements include additional details on our capital. The following table summarizes the sources of our capital and capital position over the past three years.

Source of Capital

($ millions)	2010	2009	2008
Subordinated debt	2,741	3,048	2,576
Trust Securities(1)	1,644	1,644	1,150
Equity
Participating policyholders’ equity	114	107	106
Preferred shareholders’ equity	2,015	1,741	1,495
Common shareholders’ equity(2)	16,230	15,489	15,731
Total Equity	18,359	17,337	17,332
Total Capital	22,744	22,029	21,058
Ratio of debt to total capital(3)	19.3%	21.3%	17.7%
Ratio of debt plus preferred shares to total capital(3)	28.1%	29.2%	24.8%

(1)  SLEECS net of associated transaction costs.

(2)  Unrealized gain and losses on cash flow hedges and AFS debt securities are excluded from regulatory capital.

(3)  Debt includes all short-term and long-term obligations. Total capital includes debt, preferred shares and common stock.

Common shareholders’ equity was $16.2 billion, as at December 31, 2010, compared with $15.5 billion as at December 31, 2009, an increase of $0.7 billion reflecting stronger income from improved equity and credit markets.

On May 25, 2010, SLF Inc. issued $280 million of 4.35% Class A Non-Cumulative 5-Year Rate Reset Preferred Shares Series 8R (Series 8R Shares) yielding 4.35% annually until June 30, 2015. On June 30, 2015, and every five years thereafter, the annual dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus 1.41%. Holders of the Series 8R Shares will have the right, at their option, to convert their Series 8R Shares into Class A Non-Cumulative Floating Rate Preferred Shares Series 9QR (Series 9QR Shares) on June 30, 2015 and on June 30 every five years thereafter. Holders of Series 9QR Shares will be entitled to receive fixed non-cumulative quarterly dividends at an annual rate equal to the then 3-month Government of Canada Treasury bill yield plus 1.41%.

On October 12, 2010, Sun Life Assurance redeemed all the outstanding $300 million principal amount of 6.65% Subordinated Debentures, Series 3, due October 12, 2015.

As at December 31, 2010, our debt capital consisted of $2.7 billion in subordinated debentures with maturity dates between 2015 and 2052 and $1.6 billion of SLEECS with maturity dates between 2031 and 2108. The maturity dates of our long-term debt are well distributed over the medium- to long-term horizon to maximize our financial flexibility and to minimize refinancing requirements within a given year. The table below provides the first call and maturity dates for our subordinated debt, SLEECS and preferred shares.

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2010	69

We strive to achieve an optimal capital structure by balancing the use of debt and equity financing. The debt-to-capital ratio for SLF Inc., which includes the SLEECS and preferred shares issued by SLF Inc. as part of debt for the purposes of this calculation declined to 28.1% as at December 31, 2010, compared with 29.2% as at December 31, 2009.

Description	Interest Rate	Earliest Par Call Date/Redemption Date(1)	Maturity	Principal/Face Amount ($ millions)
Subordinated Debt Issued by Sun Life Assurance
6.30% Debentures, Series 2	6.30%	n/a	2028	150
6.15% Debentures	6.15%	June 30, 2012	2022	800

Subordinated Debt Issued by SLF Inc.
Series 2007-1	5.40%	May 29, 2037	2042	400
Series 2008-1	5.59%	January 30, 2018	2023	400
Series 2008-2	5.12%	June 26, 2013	2018	350
Series 2009-1	7.90%	March 31, 2014	2019	500

Subordinated Debt Issued by Sun Canada Financial Co.
7.25% Subordinated Notes (US denominated)	7.25%	n/a	2015	150

Trust Units Issued by Sun Life Capital Trust
SLEECS – Series A	6.865%	December 31, 2011	2031	950
SLEECS – Series B	7.093%	June 30, 2032	2052	200

Debt Securities Issued by Sun Life Capital Trust II
SLEECS – Series 2009-1	5.863%	December 31, 2019	2108	500

Class A Preferred Shares Issued by SLF Inc.
Series 1	4.75%	March 31, 2010	Perpetual	400
Series 2	4.80%	September 30, 2010	Perpetual	325
Series 3	4.45%	March 31, 2011	Perpetual	250
Series 4	4.45%	December 31, 2011	Perpetual	300
Series 5	4.50%	March 31, 2012	Perpetual	250
Series 6R(2)	6.00%	June 30, 2014	Perpetual	250
Series 8R(3)	4.35%	June 30, 2015	Perpetual	280

(1)  The earliest date on which the Company has the option, but not the obligation, to call securities for redemption at their par value.

(2)  On June 30, 2014, and every five years thereafter, the annual dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus 3.79%. Holders of the Series 6R Shares will have the right, at their option, to convert their Series 6R Shares into Class A Non-Cumulative Floating Rate Preferred Shares Series 7QR (Series 7QR Shares) on June 30, 2014 and every five years thereafter. Holders of Series 7QR Shares will be entitled to receive fixed non-cumulative quarterly dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 3.79%.

(3)  On June 30, 2015, and every five years thereafter, the annual dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus 1.41%. Holders of the Series 8R Shares will have the right, at their option, to convert their Series 8R Shares into Class A Non-Cumulative Floating Rate Preferred Shares Series 9QR (Series 9QR Shares) on June 30, 2015 and every five years thereafter. Holders of Series 9QR Shares will be entitled to receive fixed non-cumulative quarterly dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 1.41%.

In addition to the above long-term debt, we have issued $2.2 billion of senior debentures and $1.4 billion of senior financings in connection with financing arrangements to address U.S. statutory reserve requirements for certain universal life contracts.

The following table shows the number of common shares and stock options outstanding of SLF Inc. for the last three years.

Number of Common Shares Outstanding

(in millions)	2010	2009	2008
Balance, beginning of year	564.4	559.7	564.1
Stock options exercised	9.9	4.7	0.4
Shares repurchased	–	–	(4.8)
Balance, end of year	574.3	564.4	559.7

Number of Stock Options Outstanding
(in millions)	2010	2009	2008
Balance, beginning of year	13.2	10.0	8.2
Options issued	2.8	4.3	2.3
Options exercised or cancelled	(1.8)	(1.1)	(0.5)
Balance, end of year	14.2	13.2	10.0

In 2010, we did not repurchase or cancel any of our common shares.

The Company grants stock options to certain employees and directors. These options are granted at the closing price of SLF Inc.’s common shares on the TSX on the grant date for stock options granted after January 1, 2007, and the closing price of the trading day preceding the grant date for stock options granted before January 1, 2007. As at February 10, 2011, 13.9 million options to acquire SLF Inc. common shares and 574.4 million common shares of SLF Inc. were outstanding.

70	Sun Life Financial Inc. Annual Report 2010 Management’s Discussion and Analysis

Shareholder Dividends

The declaration, amount and payment of dividends by SLF Inc. is subject to the approval of our Board of Directors and is dependent on our results of operations, financial condition, cash requirements, regulatory and contractual restrictions and other factors considered by the Board of Directors. The Board of Directors reviews the level of dividends on a quarterly basis.

SLF Inc. maintained its quarterly common shareholders’ dividend at $0.36 per share throughout 2010. Total common shareholder dividends declared in 2010 were $1.44 per share, consistent with 2009 levels.

Dividends Declared in 2010

		Amount per share
Common shares		$1.44

Class A preferred shares	Coupon rate	Amount per share
Series 1	4.75%	$1.187500
Series 2	4.80%	$1.200000
Series 3	4.45%	$1.112500
Series 4	4.45%	$1.112500
Series 5	4.50%	$1.125000
Series 6R	6.00%	$1.500000
Series 8R	4.35%	$0.653200

Under our Canadian Dividend Reinvestment and Share Purchase Plan (the “Plan”), Canadian-resident common and preferred shareholders may choose to have their dividends automatically reinvested in additional common shares and may also purchase common shares through the Plan. For dividend reinvestments, we may, at our option, issue common shares from treasury at a discount of up to 5% to the volume weighted average trading price or direct that common shares be purchased on behalf of participants through the TSX at the market price. Common shares acquired by participants through optional cash purchases may also be issued from treasury or purchased through the TSX at SLF Inc.’s option, in either case at no discount.

Capital Adequacy

SLF Inc. is subject to the guidelines regarding capital for regulated insurance holding companies and non-operating life insurance companies (collectively, Insurance Holding Companies) issued by OSFI. As an Insurance Holding Company, SLF Inc. is expected to manage its capital in a manner commensurate with its risk profile and control environment. For purposes of determining required capital under the capital risk metrics, the risk component factors for significant foreign life subsidiaries are not included in the Insurance Holding Company’s total capital required. OSFI may intervene and assume control of an Insurance Holding Company or a Canadian life insurance company if it deems the amount of available capital insufficient. Capital requirements may be adjusted by OSFI in the future, as experience develops or the risk profile of Canadian life insurers changes or to reflect other risks OSFI deems necessary. SLF Inc. was well above its minimum internal targets as at December 31, 2010.

Sun Life Assurance is subject to the MCCSR capital rules for a life insurance company in Canada. The Company generally expects to maintain an MCCSR ratio for Sun Life Assurance at or above 200%. From time to time, during adverse economic conditions and periods of high market volatility, Sun Life Assurance may maintain an MCCSR ratio in the range of 180% – 200%. With an MCCSR ratio of 228%, Sun Life Assurance exceeded minimum regulatory levels as at December 31, 2010. The MCCSR calculation involves using qualifying models or applying quantitative factors to specific assets and liabilities based on a number of risk components to arrive at required capital and comparing this requirement to available capital to assess capital adequacy. Certain of these risk components, along with available capital, are sensitive to changes in equity markets and interest rates as outlined in the Risk Management section of this document.

A key risk component is asset default risk, also referred to as C-1 risk, which covers losses resulting from asset defaults, loss of market value of equities, and related reductions in income. To compute the C-1 component, factors are applied to the balance sheet value of our assets (on-balance sheet) or exposure amount (off-balance sheet). The factors used to compute required capital are based on the nature of the asset in combination with its use or the rating assigned to the asset or obligor. The charts below summarize the split of the Sun Life Assurance’s C-1 risk by type of asset. In addition, a second chart splits the C-1 risk associated with the bond portfolio by rating. While over 70% of Sun Life Assurance’s bonds are rated A or higher, such bonds account for just over 20% of C-1 risk reflecting the relatively low factors attributed to bonds rated A or higher. Bonds rated A or higher also include the obligations of certain qualifying entities, including the Canadian government and other OECD countries, that are eligible for a 0% factor.

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2010	71

The following table shows the components of Sun Life Assurance’s MCCSR ratio for the last three years.

Sun Life Assurance MCCSR

($ millions)	2010	2009	2008
Capital available
Retained earnings and contributed surplus	10,079	9,733	10,117
Other comprehensive income	(1,752)	(1,510)	(841)
Common and preferred shares	2,996	2,596	1,996
Innovative instruments and subordinated debt	2,794	3,094	2,600
Other	247	269	219
Less:
Goodwill and intangibles in excess of limit	1,777	1,859	1,893
Non-life investments and other	1,696	1,660	1,585
Total capital available	10,891	10,663	10,613
Required capital
Asset default and market risks	2,967	2,699	2,620
Insurance risks	1,046	1,397	1,279
Interest rate risks	765	735	683
Total capital required	4,778	4,831	4,582
MCCSR ratio	228%	221%	232%

Sun Life Assurance’s MCCSR ratio increased from 221% as at December 31, 2009, to 228% as at December 31, 2010. The MCCSR ratio was favourably impacted by 14 points by the sale of the Company’s life reinsurance business and by 12 points from an external reinsurance agreement in SLF Canada’s Group Benefits operation. This was partially offset by a 6 point reduction from the redemption of $300 million 6.65% Debentures, Series 3, along with unfavourable impacts from 2010 MCCSR guideline changes, lower interest rates and business growth. Available capital remained relatively flat as increased earnings and the issuance of $280 million of preferred shares were substantively offset by the unfavourable impact of the strengthening of the Canadian dollar relative to foreign currencies, the redemption of $300 million subordinated debt and dividends paid to SLF Inc. Additional details concerning the calculation of available capital and MCCSR are included in SLF Inc.’s 2010 AIF under the heading Regulatory Matters.

Sun Life Financial adopted International Financial Reporting Standards as of January 1, 2011. The adoption of IFRS will impact the level of available regulatory capital. The net impact to retained earnings from conversion to IFRS is recognized in available capital. OSFI’s Advisory on Conversion to International Financial Reporting Standards by Federally Regulated Entities allows companies to elect to phase-in the impact on adjusted net Tier 1 capital on a straight-line basis over eight quarters ending December 31, 2012. The impact of IFRS conversion on Sun Life Assurance’s MCCSR ratio, in the initial reporting period, is not expected to be material as we have elected the phase-in provision.

In December 2010, OSFI issued revised guidelines for segregated fund capital requirements for business written on or after January 1, 2011. The existing capital requirements will continue to apply to business written prior to January 1, 2011, until a new approach is developed. OSFI expects the review of the new approach to take several years, likely into 2013. It is premature to draw conclusions about the impact this process will have on capital requirements for Canadian life insurance companies.

Significant foreign life subsidiaries that are not subject to the MCCSR rules are required to comply with the capital adequacy requirements imposed in the foreign jurisdictions in which they operate. Our principal operating life insurance subsidiary in the United States, Sun Life (U.S.), is subject to the risk-based capital (“RBC”) rules issued by the National Association of Insurance Commissioners, which measures the ratio of the company’s total adjusted capital to the minimum capital required by the RBC formula. The RBC formula for life insurance companies’ measures exposures to investment risk, insurance risk, interest rate and other market risks and general business risk. A company’s RBC is normally expressed in terms of the company action level (“CAL”). If a life insurance company’s total adjusted capital is less than or equal to the CAL (100% of CAL or less), a comprehensive financial plan must be submitted to its state regulator. Sun Life (U.S.) has established an internal target range for its RBC ratio of 300% – 350% of the CAL.

The investment, interest rate and market risk components of Sun Life (U.S.)’s statutory and risk based capital are sensitive to equity and interest rate levels as well as the overall economic environment. Declining interest rates and unfavourable credit experience, coupled with changes in equity markets, will negatively impact its RBC ratio. The insurance and business risk components of Sun Life (U.S.)’s statutory and risk based capital are sensitive to policyholder experience. Unfavourable experience could also negatively impact the RBC ratio.

In addition, other foreign operations and foreign subsidiaries of SLF Inc. must comply with local capital or solvency requirements in the jurisdictions in which they operate. The Company maintained capital levels above the minimum local regulatory requirements as at December 31, 2010.

Financial Strength Ratings

Independent rating agencies assign credit ratings to securities issued by companies, as well as financial strength ratings. The credit ratings assigned to the securities issued by SLF Inc. and its subsidiaries are described in SLF Inc.’s 2010 AIF under the heading Security Ratings.

72	Sun Life Financial Inc. Annual Report 2010 Management’s Discussion and Analysis

The financial strength ratings assigned are intended to provide an independent view of the creditworthiness and financial strength of an organization. Each rating agency has developed its own methodology for the assessment and subsequent rating of life insurance companies. The following table summarizes the financial strength ratings/claims paying ability for the two main operating subsidiaries of SLF Inc. as at December 31, 2010.

	Standard & Poor’s	Moody’s	AM Best	DBRS
Sun Life Assurance Company of Canada	AA-	Aa3	A+	IC-1
Sun Life Assurance Company of Canada (U.S.)	AA-	Aa3	A+

During 2010, Standard & Poor’s lowered its rating of Sun Life Assurance and Sun Life (U.S.) to AA- from AA. In doing so, Standard & Poor’s removed its negative outlook on these subsidiaries and replaced it with a stable outlook. All of the rating agencies listed in the table above have a stable outlook on the financial strength ratings of the operating companies above, with the exception of Moody’s which has a negative outlook on Sun Life (U.S.).

Off-Balance Sheet Arrangements

In the normal course of business, we are engaged in a variety of financial arrangements. The principal purposes of these arrangements are to:

•	earn management fees and additional spread on a matched book of business
•	reduce financing costs

While most of these activities are reflected on our balance sheet with respect to assets and liabilities, certain of them are either not recorded or are recorded on the balance sheet in amounts that differ from the full contract or notional amounts. The types of off-balance sheet activities we undertake primarily include:

•	asset securitizations
•	securities lending

Asset Securitizations

We engage in asset securitization activities primarily to earn origination or management fees by leveraging our investment expertise to source and manage assets for the investors. In the past, we have sold mortgage or bond assets to a non-consolidated SPE, which may also purchase investment assets from third parties. The SPE funds the asset purchase by selling securities to investors. As part of the SPE arrangement, we may subscribe to a subordinated investment interest in the issued securities.

($ millions)	2010	2009
As at December 31
Securitized assets under management	1,252	1,882
The Company’s retained interest	27	35
For the year ended December 31
Cash flow received on retained interests and servicing fees	8	11

We are generally retained to manage the assets in the SPE on a fee-for-service basis. All of the asset securitization transactions we undertake are structured on a non-recourse basis so that we have no exposure to the default risks associated with the assets in the SPEs other than through any of our retained interests. The table summarizes our asset securitization program.

Securities Lending

We lend securities in our investment portfolio to other institutions for short periods to generate additional fee income. We conduct our program only with well-established, reputable banking institutions that carry a minimum credit rating of “AA”. We monitor the fair value of the loaned securities on a daily basis with additional collateral obtained or refunded as the fair value fluctuates. It is our practice to obtain a guarantee from the lending agent against counterparty default, including non-cash collateral deficiency, in securities lending transactions. Additional information on securities lending is available in Note 5 to our 2010 Consolidated Financial Statements.

Commitments, Guarantees, Contingencies and Reinsurance Matters

In the normal course of business, we enter into leasing agreements, outsourcing arrangements and agreements involving indemnities to third parties. We are also engaged in arbitration proceedings in the U.S. and U.K. with certain companies that have contracts to provide reinsurance to the Company. Details regarding our commitments, guarantees and contingencies are summarized in Notes 6 and 21 to our 2010 Consolidated Financial Statements. A table summarizing our financial liabilities and contractual obligations can be found in the Risk Management section of this document under the heading Operational Risk.

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2010	73

Legal and Regulatory Proceedings

SLF Inc. and its subsidiaries are regularly involved in legal actions, both as a defendant and as a plaintiff. In addition, government and regulatory bodies in Canada, the United States, the United Kingdom and Asia, including federal, provincial and state, securities and insurance regulators in Canada, the United States and other jurisdictions, the SEC, the United States Financial Industry Regulatory Authority and state attorney generals in the United States, from time to time, make inquiries and require the production of information or conduct examinations or investigations concerning compliance by SLF Inc. and its subsidiaries with insurance, securities and other laws. Management does not believe that the conclusion of any current legal or regulatory matters, either individually or in the aggregate, will have a material adverse effect on the Company’s financial condition or results of operations.

74	Sun Life Financial Inc. Annual Report 2010 Management’s Discussion and Analysis

EXHIBIT 2

Consolidated

Financial Statements

and Notes

76	Financial Reporting Responsibilities

77	Consolidated Financial Statements
	77	Consolidated statements of operations
	78	Consolidated balance sheets
	79	Consolidated statements of equity
	79	Consolidated statements of comprehensive income
	80	Consolidated statements of cash flows
	81	Consolidated statements of changes in segregated funds net assets
	81	Consolidated statements of segregated funds net assets

82	Notes To The Consolidated Financial Statements
	82	Note 1	Accounting policies
	87	Note 2	Changes in accounting policies
	88	Note 3	Acquisitions and dispositions
	88	Note 4	Segmented information
	90	Note 5	Financial investments and related net investment income (loss)
	97	Note 6	Financial instrument risk management
	103	Note 7	Goodwill and intangible assets
	103	Note 8	Other assets
	104	Note 9	Actuarial liabilities and other policy liabilities
	108	Note 10	Capital management

	109	Note 11	Senior debentures
	111	Note 12	Other liabilities
	112	Note 13	Subordinated debt
	112	Note 14	Non-controlling interests in subsidiaries
	112	Note 15	Share capital
	113	Note 16	Operating expenses
	114	Note 17	Earnings (loss) per share
	114	Note 18	Stock-based compensation
	117	Note 19	Income taxes
	118	Note 20	Income taxes included in OCI
	118	Note 21	Commitments, guarantees and contingencies
	120	Note 22	Pension plans and other post-retirement benefits
	122	Note 23	Foreign exchange gain/loss
	122	Note 24	Related party transactions
	123	Note 25	Variable interest entities
	123	Note 26	Summary of differences between accounting principles generally accepted in Canada and in the United States

143	Appointed Actuary’s Report

144	Reports Of Independent Registered Chartered Accountants

Consolidated Financial Statements Sun Life Financial Inc. Annual Report 2010	75

Financial Reporting Responsibilities

Management is responsible for preparing the Consolidated Financial Statements. This responsibility includes selecting appropriate accounting policies and making estimates and other judgments consistent with Canadian generally accepted accounting principles. It also includes ensuring the use of appropriate accounting policies and estimates in the disclosure of the information that was prepared following accounting principles generally accepted in the United States of America. The financial information presented elsewhere in the annual report to shareholders is consistent with these statements.

The Board of Directors (“Board”) oversees management’s responsibilities for financial reporting. An Audit Committee of non-management directors is appointed by the Board to review the Consolidated Financial Statements and report to the Board prior to their approval of the Consolidated Financial Statements for issuance to shareholders. Other key responsibilities of the Audit Committee include reviewing the Company’s existing internal control procedures and planned revisions to those procedures, and advising the Board on auditing matters and financial reporting issues.

Management is also responsible for maintaining systems of internal control that provide reasonable assurance that financial information is reliable, that all financial transactions are properly authorized, that assets are safeguarded, and that Sun Life Financial Inc. and its subsidiaries, collectively referred to as “the Company”, adhere to legislative and regulatory requirements. These systems include the communication of policies and the Company’s Code of Business Conduct throughout the organization. Internal controls are reviewed and evaluated by the Company’s internal auditors.

Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting, as of December 31, 2010, based on the framework and criteria established in Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management has concluded that internal control over financial reporting was effective as of December 31, 2010.

The Audit Committee also conducts such review and inquiry of management and the internal and external auditors as it deems necessary towards establishing that the Company is employing appropriate systems of internal control, is adhering to legislative and regulatory requirements and is applying the Company’s Code of Business Conduct. Both the internal and external auditors and the Appointed Actuary have full and unrestricted access to the Audit Committee, with and without the presence of management.

The Office of the Superintendent of Financial Institutions, Canada conducts periodic examinations of the Company. These examinations are designed to evaluate compliance with provisions of the Insurance Companies Act of Canada and to ensure that the interests of policyholders, depositors and the public are safeguarded. The Company’s foreign operations and foreign subsidiaries are examined by regulators in their local jurisdictions.

The Appointed Actuary, who is a member of management, is appointed by the Board to discharge the various actuarial responsibilities required under the Insurance Companies Act of Canada, and conducts the valuation of the Company’s actuarial liabilities. The role of the Appointed Actuary is described in more detail in Note 9. The report of the Appointed Actuary accompanies these consolidated financial statements.

The Company’s external auditors, Deloitte & Touche LLP, Independent Registered Chartered Accountants, have audited the Company’s internal control over financial reporting as of December 31, 2010 in addition to auditing the Company’s Consolidated Financial Statements for the year ended December 31, 2010. Their reports to the Board and Shareholders express an unqualified opinion and accompany these consolidated financial statements. Deloitte & Touche meet separately with both management and the Audit Committee to discuss the results of their audit.

Donald A. Stewart	Colm J. Freyne
Chief Executive Officer	Executive Vice-President and Chief Financial Officer

Toronto, February 16, 2011

76	Sun Life Financial Inc. Annual Report 2010 Consolidated Financial Statements

Consolidated Statements Of Operations

YEARS ENDED DECEMBER 31 (in millions of Canadian dollars, except for per share amounts)	2010	2009	2008
REVENUE
Premium income:
Annuities	$2,836	$4,795	$3,592
Life insurance	6,255	6,380	5,928
Health insurance	4,407	4,335	4,067
	13,498	15,510	13,587
Net investment income (loss) (Note 5):
Change in fair value of held-for-trading assets	2,761	4,878	(7,399)
Income (loss) from derivative investments	(126)	(943)	(220)
Net gains (losses) on available-for-sale assets	119	(5)	(241)
Other net investment income (loss)	5,245	5,462	6,078
Gain (loss) on sale of equity investment (Note 3)	–	–	1,015
	7,999	9,392	(767)
Fee income	3,143	2,670	2,743
	24,640	27,572	15,563
POLICY BENEFITS AND EXPENSES
Payments to policyholders, beneficiaries and depositors:
Maturities and surrenders	4,726	4,566	5,310
Annuity payments	1,334	1,367	1,380
Death and disability benefits	2,656	2,997	2,844
Health benefits	3,235	3,210	2,938
Policyholder dividends and interest on claims and deposits	1,127	1,317	1,303
	13,078	13,457	13,775
Net transfers to (from) segregated funds	921	860	539
Increase (decrease) in actuarial liabilities (Note 9)	2,909	7,697	(4,429)
Commissions	1,591	1,662	1,545
Operating expenses (Note 16)	3,404	3,176	3,003
Premium taxes	218	222	227
Interest expense (Notes 11, 12 and 13)	440	403	366
	22,561	27,477	15,026
INCOME (LOSS) BEFORE INCOME TAXES AND NON-CONTROLLING INTERESTS	2,079	95	537
Income taxes expense (benefit) (Note 19)	371	(542)	(343)
Non-controlling interests in net income (loss) of subsidiaries (Note 14)	23	15	23
TOTAL NET INCOME (LOSS)	1,685	622	857
Less: Participating policyholders’ net income (loss)	9	9	2
SHAREHOLDERS’ NET INCOME (LOSS)	1,676	613	855
Less: Preferred shareholder dividends	93	79	70
COMMON SHAREHOLDERS’ NET INCOME (LOSS)	$1,583	$534	$785

Average exchange rates:
U.S. dollars	1.03	1.14	1.07
U.K. pounds	1.59	1.78	1.96

Earnings per share
Basic	$2.79	$0.95	$1.40
Diluted	$2.76	$0.94	$1.37

Weighted average shares outstanding in millions (Note 17)
Basic	568	561	561
Diluted	570	562	562

The attached notes form part of these Consolidated Financial Statements.

Consolidated Financial Statements Sun Life Financial Inc. Annual Report 2010	77

Consolidated Balance Sheets

AS AT DECEMBER 31 (in millions of Canadian dollars)	2010	2009(1)
ASSETS
Bonds – held-for-trading (Note 6)	$54,753	$51,634
Bonds – available-for-sale (Note 6)	10,752	9,673
Mortgages and corporate loans (Note 6)	19,511	19,449
Stocks – held-for-trading (Note 6)	4,424	4,331
Stocks – available-for-sale (Note 6)	808	635
Real estate (Note 5)	4,919	4,877
Cash, cash equivalents and short-term securities	8,487	11,868
Derivative assets (Notes 5 and 6)	1,629	1,382
Policy loans and other invested assets	3,525	3,503
Other invested assets – held-for-trading (Note 6)	419	425
Other invested assets – available-for-sale (Note 6)	454	452
Invested assets	109,681	108,229
Goodwill (Note 7)	5,978	6,419
Intangible assets (Note 7)	898	926
Other assets (Note 8)	4,302	4,517
Total general fund assets	$120,859	$120,091
Segregated funds net assets	$88,911	$81,305
LIABILITIES AND EQUITY
Actuarial liabilities and other policy liabilities (Note 9)	$84,363	$84,758
Amounts on deposit	4,450	4,181
Deferred net realized gains (Note 5)	219	225
Senior debentures (Note 11)	3,811	3,811
Derivative liabilities (Notes 5 and 6)	700	1,257
Other liabilities (Note 12)	6,162	5,432
Total general fund liabilities	99,705	99,664
Subordinated debt (Note 13)	2,741	3,048
Non-controlling interests in subsidiaries (Note 14)	54	42
Total equity	18,359	17,337
Total general fund liabilities and equity	$120,859	$120,091
Segregated funds contract liabilities	$88,911	$81,305

(1) Opening retained earnings as at January 1, 2008 have been restated. Refer to Note 2.

Exchange rate at balance sheet date:
U.S. dollars	1.00	1.05
U.K. pounds	1.55	1.70

The attached notes form part of these Consolidated Financial Statements.

Approved on behalf of the Board of Directors,

Donald A. Stewart Chief Executive Officer	John H. Clappison Director

78	Sun Life Financial Inc. Annual Report 2010 Consolidated Financial Statements

Consolidated Statements of Equity

Years ended December 31 (in millions of Canadian dollars)	PARTICIPATING POLICYHOLDERS	SHAREHOLDERS	2010	2009	2008
PREFERRED SHARES
Balance, beginning of year	$ –	$ 1,741	$1,741	$1,495	$1,495
Preferred shares issued (Note 15)	–	280	280	250	–
Issuance costs, net of taxes (Note 15)	–	(6)	(6)	(4)	–
Balance, end of year	–	2,015	2,015	1,741	1,495
COMMON SHARES
Balance, beginning of year	–	7,126	7,126	6,983	7,033
Stock options exercised (Note 18)	–	18	18	7	10
Shares issued under dividend reinvestment and share purchase plan (Note 15)	–	263	263	136	–
Common shares purchased for cancellation (Note 15)	–	–	–	–	(60)
Balance, end of year	–	7,407	7,407	7,126	6,983
CONTRIBUTED SURPLUS
Balance, beginning of year	–	133	133	118	62
Stock-based compensation (Note 18)	–	19	19	16	58
Stock options exercised (Notes 15 and 18)	–	(3)	(3)	(1)	(2)
Balance, end of year	–	149	149	133	118
RETAINED EARNINGS
Balance, beginning of year, as previously reported	120	10,762	10,882	11,135	11,391
Accounting adjustments for error (Note 2)	–	–	–	–	(77)
Balance, beginning of year, after adjustments	120	10,762	10,882	11,135	11,314
Net income (loss)	9	1,676	1,685	622	857
Dividends on common shares	–	(811)	(811)	(796)	(809)
Dividends on preferred shares	–	(93)	(93)	(79)	(70)
Common shares purchased for cancellation (Note 15)	–	–	–	–	(157)
Balance, end of year	129	11,534	11,663	10,882	11,135

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS), net of taxes
Balance, beginning of year	(13)	(2,532)	(2,545)	(2,399)	(2,764)
Total other comprehensive income (loss)	(2)	(328)	(330)	(146)	365
Balance, end of year	(15)	(2,860)	(2,875)	(2,545)	(2,399)
Total retained earnings and accumulated other comprehensive income (loss)	114	8,674	8,788	8,337	8,736
Total equity	$ 114	$18,245	$18,359	$17,337	$17,332

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS), net of taxes
Balance, end of year, consists of:
Unrealized gains (losses) on available-for-sale assets	$ –	$ 324	$324	$30	$(1,429)
Unrealized foreign currency translation gains (losses), net of hedging activities	(15)	(3,229)	(3,244)	(2,637)	(1,049)
Unrealized gains (losses) on derivatives designated as cash flow hedges	–	45	45	62	79
Balance, end of year	$ (15)	$ (2,860)	$(2,875)	$(2,545)	$(2,399)

Consolidated Statements of Comprehensive Income

Years ended December 31 (in millions of Canadian dollars)	2010	2009	2008
Total net income (loss)	$1,685	$622	$857
Other comprehensive income (loss), net of taxes (Note 20):
Unrealized foreign currency translation gains (losses), excluding hedges	(694)	(1,908)	2,162
Unrealized foreign currency gains (losses), net investment hedges	92	314	(396)
Net adjustment for foreign exchange losses (gains) (Note 23)	(5)	6	6
Unrealized gains (losses) on available-for-sale assets	388	1,492	(1,653)
Reclassifications to net income (loss) for available-for-sale assets	(94)	(33)	199
Unrealized gains (losses) on cash flow hedging instruments	(13)	(18)	24
Reclassifications to net income (loss) for cash flow hedges	(4)	1	23
Total other comprehensive income (loss)	(330)	(146)	365
Total comprehensive income (loss)	1,355	476	1,222
Less: Participating policyholders’ net income (loss)	9	9	2
Participating policyholders’ foreign currency translation gains (losses), excluding hedges	(2)	(8)	9
Shareholders’ comprehensive income (loss)	$1,348	$475	$1,211

The attached notes form part of these Consolidated Financial Statements.

Consolidated Financial Statements Sun Life Financial Inc. Annual Report 2010	79

Consolidated Statements of Cash Flows

YEARS ENDED DECEMBER 31 (in millions of Canadian dollars)	2010	2009	2008
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES
Total net income (loss)	$1,685	$622	$857
Items not affecting cash:
Increase (decrease) in actuarial and other policy-related liabilities	2,822	7,707	(4,392)
Unrealized (gains) losses on held-for-trading assets and derivatives	(3,041)	(4,644)	7,383
Amortization of:
Net deferred realized and unrealized gains on investments	(33)	(76)	(136)
Deferred acquisition costs and intangible assets	93	82	74
(Gain) loss on foreign exchange (Note 5)	–	10	22
Future income taxes	277	(737)	(489)
Provisions for losses (recoveries) on investments	115	117	4
Stock-based compensation (Note 18)	126	96	31
Accrued expenses and taxes	177	86	(424)
Investment income due and accrued	13	26	6
Other changes in other assets and liabilities	457	(276)	(560)
Gain on sale of equity investment (Note 3)	–	–	(1,015)
Realized (gains) losses on held-for-trading and available-for-sale assets	256	618	410
New mutual fund business acquisition costs capitalized	(96)	(99)	(56)
Redemption fees of mutual funds	13	16	22
Net cash provided by operating activities	2,864	3,548	1,737
CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES
Borrowed funds	(33)	(5)	(17)
Issuance of senior financing (Note 12)	76	223	118
Collateral on senior financing (Note 12)	14	231	(258)
Issuance of senior debentures (Note 11)	–	799	–
Issuance of subordinated debt (Note 13)	–	496	746
Redemption and maturity of subordinated debt (Note 13)	(300)	–	–
Issuance of preferred shares (Note 15)	280	250	–
Payments to underwriters (Note 15)	(9)	(6)	–
Issuance of common shares on exercise of stock options	15	6	8
Common shares purchased for cancellation (Note 15)	–	–	(217)
Dividends paid on common shares	(543)	(864)	(809)
Dividends paid on preferred shares	(91)	(78)	(70)
Net cash provided by (used in) financing activities	(591)	1,052	(499)
CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES
Sales, maturities and repayments of:
Bonds	24,803	17,583	15,697
Mortgages and corporate loans	5,629	5,285	5,624
Stocks	1,389	1,535	1,715
Real estate	128	48	109
Purchases of:
Bonds	(28,719)	(18,548)	(15,706)
Mortgages and corporate loans	(6,241)	(3,738)	(5,746)
Stocks	(1,096)	(1,228)	(1,915)
Real estate	(202)	(164)	(320)
Policy loans	(59)	(153)	(162)
Short-term securities	1,047	(2,998)	(1,530)
Cash cost of acquisition (Note 3)	–	(387)	–
Cash and cash equivalents acquired on acquisition (Note 3)	–	402	–
Net cash paid on the sale of reinsurance business (Note 3)	(262)	–	–
Net cash from sale of equity investment (Note 3)	–	–	1,546
Other investments	(861)	(1,088)	723
Net cash provided by (used in) investing activities	(4,444)	(3,451)	35
Changes due to fluctuations in exchange rates	(85)	(802)	642
Increase (decrease) in cash and cash equivalents	(2,256)	347	1,915
Cash and cash equivalents, beginning of year	5,865	5,518	3,603
Cash and cash equivalents, end of year	3,609	5,865	5,518
Short-term securities, end of year	4,878	6,003	3,361
Cash, cash equivalents and short-term securities, end of year	$8,487	$11,868	$8,879
Supplementary Information
Cash and cash equivalents:
Cash	$879	$1,191	$745
Cash equivalents	2,730	4,674	4,773
	$3,609	$5,865	$5,518
Cash disbursements (receipts) for (from):
Interest on borrowed funds, debentures and subordinated debt	$444	$384	$381
Income taxes, net of refunds	$(143)	$212	$467
The attached notes form part of these Consolidated Financial Statements.

80	Sun Life Financial Inc. Annual Report 2010 Consolidated Financial Statements

Consolidated Statements of Changes in Segregated Funds Net Assets

YEARS ENDED DECEMBER 31 (in millions of Canadian dollars)	2010	2009	2008
ADDITIONS TO SEGREGATED FUNDS
Deposits:
Annuities	$9,700	$10,135	$9,236
Life insurance	854	925	1,683
	10,554	11,060	10,919
Net transfers (to) from general funds	921	860	539
Net realized and unrealized (losses) gains	6,901	10,324	(17,772)
Other investment income	2,054	1,995	2,481
	20,430	24,239	(3,833)
DEDUCTIONS FROM SEGREGATED FUNDS
Payments to policyholders and their beneficiaries	8,884	9,708	7,843
Management fees	1,173	925	861
Taxes and other expenses	248	268	188
Effect of changes in currency exchange rates	2,519	4,424	(5,282)
	12,824	15,325	3,610
Net additions (reductions) to segregated funds for the year	7,606	8,914	(7,443)
Acquisition (Note 3)	–	6,629	–
Segregated funds net assets, beginning of year	81,305	65,762	73,205
Segregated funds net assets, end of year	$88,911	$81,305	$65,762

Consolidated Statements of Segregated Funds Net Assets

AS AT DECEMBER 31 (in millions of Canadian dollars)	2010	2009
ASSETS
Segregated and mutual fund units	$71,972	$64,265
Stocks	8,006	7,832
Bonds	7,988	7,813
Cash, cash equivalents and short-term securities	2,502	1,647
Real estate	299	319
Mortgages	29	34
Other assets	5,059	1,905
	95,855	83,815
LIABILITIES	6,944	2,510
Net assets attributable to segregated funds policyholders	$88,911	$81,305

The attached notes form part of these Consolidated Financial Statements.

Consolidated Financial Statements Sun Life Financial Inc. Annual Report 2010	81

Notes to the Consolidated Financial Statements

(Amounts in millions of Canadian dollars except for per share amounts and where otherwise stated)

1. Accounting policies

Description of business

Sun Life Financial Inc. (“SLF Inc.”) is a publicly traded company and is the holding company of Sun Life Assurance Company of Canada (“Sun Life Assurance”) and Sun Life Global Investments Inc. Both SLF Inc. and Sun Life Assurance are incorporated under the Insurance Companies Act of Canada, and are regulated by the Office of the Superintendent of Financial Institutions, Canada (“OSFI”). SLF Inc. and its subsidiaries are collectively referred to as “us”, ”our”, “ours”, “we” or “the Company”. We are an internationally diversified financial services organization providing savings, retirement and pension products, and life and health insurance to individuals and groups through our operations in Canada, the United States, the United Kingdom and Asia. We also operate mutual fund and investment management businesses, primarily in Canada, the United States and Asia.

Basis of presentation

We prepare our Consolidated Financial Statements in accordance with Canadian generally accepted accounting principles (“GAAP”), as issued by the Accounting Standards Board (“AcSB”) of the Canadian Institute of Chartered Accountants (“CICA”).

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect:

•	the reported amounts of assets and liabilities at the date of the financial statements,
•	the disclosure of contingent assets and liabilities at the date of the financial statements, and
•	the reported amounts of revenues, policy benefits and expenses during the reporting period.

Actual results could differ from those estimates.

A summary of differences between Canadian and U.S. GAAP is provided in Note 26.

The significant accounting policies used in the preparation of our Consolidated Financial Statements are summarized below.

Basis of consolidation

Our Consolidated Financial Statements reflect the assets and liabilities and results of operations of all subsidiaries and variable interest entities (“VIE”) in which we are the primary beneficiary after intercompany balances and transactions have been eliminated. The purchase method is used to account for the acquisition of subsidiaries with the difference between the acquisition cost of a subsidiary and the fair value of the subsidiary’s net identifiable assets acquired recorded as Goodwill. The equity method is used to account for other entities over which we are able to exercise significant influence. Investments in these other entities are reported in Policy loans and other invested assets in our Consolidated Balance Sheets with our share of earnings reported in Other net investment income (loss) in our Consolidated Statements of Operations and our share of other comprehensive income (“OCI”) in our Consolidated Statements of Comprehensive Income. The proportionate consolidation method is used to account for our interest in investments over which we exercise joint control, resulting in the consolidation of our proportionate share of assets, liabilities, income and expenses in our Consolidated Financial Statements.

Bonds – held-for-trading and available-for-sale

Bonds are designated as held-for-trading or available-for-sale and are carried at fair value. Generally, bonds supporting our actuarial liabilities are designated as held-for-trading. Changes in fair value of held-for-trading bonds are recorded to Change in fair value of held-for-trading assets in our Consolidated Statements of Operations. Because the value of actuarial liabilities is determined by reference to the assets supporting those liabilities, changes in the actuarial liabilities offset a significant portion of the change in fair value of the assets, except for changes in the fair value of the assets that are due to other-than-temporary impairment. Bonds not supporting our actuarial liabilities are generally designated as available-for-sale. Changes in fair value of available-for-sale bonds are recorded to unrealized gains and (losses) in OCI.

Purchases and sales of bonds are recognized or derecognized in our Consolidated Balance Sheets on their trade dates, which are the dates that we commit to purchase or sell the bond. Transaction costs for bonds classified as held-for-trading are recorded to Change in fair value of held-for-trading assets, while transaction costs for bonds classified as available-for-sale are capitalized on initial recognition and are recognized in income using the effective interest method.

Realized gains and losses on the sale of available-for-sale bonds are reclassified from accumulated OCI and recorded to Net gains (losses) on available-for-sale assets in our Consolidated Statements of Operations. Since held-for-trading bonds are measured at fair value, realized gains and losses are included with unrealized gains and losses in Change in fair value of held-for-trading assets in our Consolidated Statements of Operations. Interest income earned on both held-for-trading and available-for-sale bonds is recorded as Other net investment income (loss) in our Consolidated Statements of Operations.

Sun Life Financial Inc. Annual Report 2010 Notes to the Consolidated Financial Statements

Bonds are tested for impairment on a quarterly basis. Objective evidence of impairment includes financial difficulty of the issuer, bankruptcy, and default or ongoing delinquency in payment of interest or principal. Since held-for-trading bonds are recorded at fair value with changes in fair value recorded to income, any reduction in value of the asset due to impairment is already reflected in investment income. Impairment of held-for-trading bonds may impact the change in actuarial liabilities due to the impact of impairment on future cash flows. When there is objective evidence that an available-for-sale bond is impaired and the decline in value is considered other than temporary, the loss accumulated in OCI is reclassified to Net gains (losses) on available-for-sale assets in our Consolidated Statements of Operations. If the fair value of an available-for-sale bond recovers after an impairment loss is recognized and the recovery can be objectively related to an event occurring after the impairment loss was recognized in net income, the impairment loss is reversed with the amount of the reversal recognized in net income. Subsequently, available-for-sale bonds continue to be recorded at fair value with changes in fair value recorded to OCI. Interest is recognized on previously impaired available-for-sale bonds in accordance with the effective interest rate method.

Mortgages and corporate loans

Mortgages and corporate loans are accounted for at amortized cost using the effective interest method. Purchases and sales of mortgages and corporate loans are recognized or derecognized in our Consolidated Balance Sheets on their trade dates, which are the dates that we commit to purchase or sell the asset. Transaction costs on mortgages and corporate loans are capitalized on initial recognition and are recognized in income using the effective interest method.

Realized gains and losses on the sale of mortgages and corporate loans and interest income earned are recorded in Other net investment income (loss) in our Consolidated Statements of Operations.

Mortgages and corporate loans are individually evaluated for impairment in establishing the allowance for credit losses. However, the full extent of impairment present in the portfolio of mortgages and corporate loans cannot be identified solely by reference to individual loans. When the credit quality of groups of loans to borrowers operating in particular sectors has deteriorated, additional impairment that cannot be identified on a loan-by-loan basis is estimated collectively for the group on a sectoral basis.

Mortgages and corporate loans are classified as impaired when there is no longer reasonable assurance of the timely collection of the full amount of principal and interest or when the troubled debt is restructured. When an asset is classified as impaired, allowances for credit losses are established to adjust the carrying value of the asset to its net recoverable amount. The allowance for credit losses is estimated using the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the collateral, if the loan is collateral dependent.

Interest income is recognized on impaired mortgages and corporate loans when the collection of contractually specified future cash flows is probable, in which case cash receipts are recorded in accordance with the effective interest rate method. Interest income is not recognized on impaired mortgages and corporate loans and these mortgages and corporate loans are placed on nonaccrual status when the collection of contractually specified future cash flows is not probable, in which case cash receipts are applied, firstly against the carrying value of the loan, then against the provision, and then to income. The accrual of interest resumes when the collection of contractually specified future cash flows becomes probable based on certain facts and circumstances.

Changes in allowances for losses, and write-offs of specific mortgages and corporate loans net of recoveries, are charged against Other net investment income (loss) in our Consolidated Statements of Operations. Once the conditions causing impairment improve and future payments are reasonably assured, allowances are reduced and the mortgages and corporate loans are no longer classified as impaired unless the troubled debt was restructured, in which case it remains classified as impaired.

If the conditions causing impairment do not improve and future payments remain unassured, we typically derecognize the asset through disposition or foreclosure. Uncollectible collateral-dependent loans are written off through allowances for losses at the time of disposition or foreclosure.

Stocks – held-for-trading and available-for-sale

Stocks are designated as held-for-trading or available-for-sale and are generally carried at fair value. Stocks that do not have a quoted market price in an active market and that are designated as available-for-sale are carried at cost. Generally, stocks supporting our actuarial liabilities are designated as held-for-trading. Changes in fair value of held-for-trading stocks are recorded to Change in fair value of held-for-trading assets in our Consolidated Statements of Operations. The majority of held-for-trading equities are held to support products where investment returns are passed through to policyholders, hence equity market movements are largely offset by changes in actuarial liabilities. Stocks not supporting our actuarial liabilities are generally designated as available-for-sale. Changes in fair value of available-for-sale stocks are recorded to Unrealized gains and (losses) on available-for-sale assets within OCI in our Consolidated Statements of Comprehensive Income.

Purchases and sales of stocks are recognized or derecognized in our Consolidated Balance Sheets on their trade dates, which are the dates that we commit to purchase or sell the stock.

Realized gains and losses on the sale of available-for-sale stocks are reclassified from accumulated OCI and recorded as Net gains (losses) on available-for-sale assets in our Consolidated Statements of Operations. Since held-for-trading stocks are measured at fair value, realized gains and losses are included along with unrealized gains and losses in Change in fair value of held-for-trading assets

Notes to the Consolidated Financial Statements Sun Life Financial Inc. Annual Report 2010

in our Consolidated Statements of Operations. Dividends received on both held-for-trading and available-for-sale stocks are recorded as Other net investment income (loss) in our Consolidated Statements of Operations.

All equity instruments in an unrealized loss position are reviewed quarterly to determine if objective evidence of impairment exists. Objective evidence of impairment for an investment in an equity instrument includes, but is not limited to, the financial condition and near-term prospects of the issuer, including information about significant changes with adverse effects that have taken place in the technological, market, economic or legal environment in which the issuer operates that may indicate that the carrying amount will not be recovered, and a significant or prolonged decline in the fair value of an equity instrument below its cost. If, as a result of this review, the security is determined to be other-than-temporarily impaired, it is written down to its fair value. When this occurs, the loss accumulated in OCI is reclassified to Net gains (losses) on available-for-sale assets in our Consolidated Statements of Operations.

Derivative financial instruments

Derivative financial instruments are required to be classified as held-for-trading unless designated as a hedge for accounting purposes. We are required to identify derivatives embedded in other contracts unless the host contract is an insurance policy issued by us. Embedded derivatives identified are bifurcated from the host contract if the host contract is not already measured at fair value, with changes in fair value recorded to income (such as held-for-trading assets), if the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract and if a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative. We chose a transition date of January 1, 2003 for embedded derivatives and, therefore, are only required to account separately for those embedded derivatives in hybrid instruments issued, acquired or substantially modified after that date.

All derivatives, including derivatives designated as hedges for accounting purposes and embedded derivatives, are recorded in our Consolidated Balance Sheets at fair value. Derivatives with a positive fair value are recorded as Derivative assets while derivatives with a negative fair value are recorded as Derivative liabilities. The accounting for the changes in fair value of derivatives depends on whether or not they are designated as hedges for accounting purposes.

Derivatives not designated as accounting hedges (“derivative investments”) and embedded derivatives

Derivative investments and embedded derivatives are recorded in our Consolidated Balance Sheets at fair value with interest income earned and paid and changes in fair value recorded to Income (loss) from derivative investments in our Consolidated Statements of Operations.

Derivatives designated as hedges for accounting purposes

Hedge accounting is applied to certain derivatives to reduce income statement volatility, in accordance with risk management objectives. All derivatives designated as hedges for accounting purposes are documented at inception and hedge effectiveness is assessed on a quarterly basis. The accounting for the change in fair value of these derivatives depends on the hedge designation for accounting purposes.

Fair value hedges

Certain interest rate swaps, cross currency swaps and equity forwards are designated as hedges of the interest rate, foreign currency or equity exposures associated with available-for-sale assets. Changes in fair value of the derivatives are recorded to Other net investment income (loss) in our Consolidated Statements of Operations. The change in fair value of these available-for-sale assets related to the effective portion of the hedged risk is recorded in Other net investment income (loss) to offset the change in fair value on the hedging derivatives. As a result, ineffectiveness, if any, is recognized in Other net investment income (loss). Interest income earned and paid on the available-for-sale assets and swaps in the fair value hedging relationships are also recorded to Other net investment income (loss).

Cash flow hedges

Certain equity forwards are designated as cash flow hedges of the anticipated payments of awards under certain stock-based compensation plans. The difference between the forward price and the spot price of these forwards is excluded from the assessment of hedge effectiveness and is recorded in Other net investment income (loss) in our Consolidated Statements of Operations. Changes in fair value based on spot price changes are recorded to OCI, with the remaining changes in fair value recorded to Other net investment income (loss). A portion of the amount included in accumulated OCI related to these forwards is reclassified to Operating expenses in our Consolidated Statements of Operations as the liability is accrued for the stock-based compensation awards over the vesting period. All amounts recorded to or from OCI are net of related taxes.

Net investment hedges

We use currency swaps and/or forwards to reduce foreign exchange fluctuations associated with certain foreign currency investment financing activities. Changes in fair value of these swaps and forwards, along with interest earned and paid on the swaps, are recorded to the Unrealized foreign currency gains (losses), in OCI, offsetting the respective exchange gains or losses arising from the underlying investments. All amounts recorded to or from OCI are net of related taxes. If the hedging relationship is terminated, amounts deferred in accumulated OCI continue to be deferred until there is a reduction in our net investment in the hedged foreign operation resulting from a capital transaction, dilution or sale of all or part of the foreign operation.

Sun Life Financial Inc. Annual Report 2010 Notes to the Consolidated Financial Statements

Real estate

Real estate includes real estate held for investment and real estate held for sale. Rental income earned and related expenses paid are recognized in Other net investment income (loss) in our Consolidated Statements of Operations.

Real estate held for investment:    Real estate held for investment is originally recorded at cost. The carrying value is adjusted towards fair value at 3% of the difference between fair value and carrying value per quarter. Realized gains and losses on sales are deferred and amortized into Other net investment income (loss) at the rate of 3% of the unamortized balance each quarter.

Fair value is determined for each property by qualified appraisers. All income producing properties receive an annual appraisal verified by an external valuator at least once every two years. We monitor for impairment on a portfolio basis and recognize a write-down to fair value for other-than-temporary impairment in Other net investment income (loss) if the carrying value of all properties held is greater than its fair value.

Real estate held for sale:    Properties held for sale are usually acquired through foreclosure, but may also be classified as held for sale based on management’s intent to sell. They are measured initially at fair value less the cost to sell and subsequently at the lower of carrying value and fair value less the cost to sell. When the amount at which the foreclosed or reclassified asset is initially measured is different from the carrying amount of the loan or property, a gain or loss is recorded at the time of foreclosure or reclassification.

Cash, cash equivalents and short-term securities

Cash, cash equivalents and short-term securities are highly liquid investments. Cash equivalents have an original term to maturity of three months or less, while short-term securities have a term to maturity exceeding three months but less than one year. Cash equivalents and short-term securities are designated as held-for-trading and are recorded at fair value with changes in fair value reported in Change in fair value of held-for-trading assets in our Consolidated Statements of Operations.

Policy loans and other invested assets

Policy loans are carried at their unpaid balance and are fully secured by the policy values on which the loans are made.

Policy loans and other invested assets in our Consolidated Balance Sheets include investments accounted for by the equity method, leases and joint ventures.

Other invested assets – held-for-trading and available-for-sale

Other invested assets designated as held-for-trading are primarily investments in segregated funds and mutual funds. These assets are supporting our actuarial liabilities or are investments held within our non-insurance subsidiaries. Held-for-trading assets are reported in our Consolidated Balance Sheets at fair value with changes in fair value reported as Changes in fair value of held-for-trading assets in our Consolidated Statements of Operations. Other invested assets designated as available-for-sale include investments in limited partnerships. These investments are accounted for at cost since these assets are not traded in an active market. Distributions received, such as dividends, are recorded to Other net investment income (loss) in our Consolidated Statements of Operations. Other invested assets designated as available-for-sale also include investments in segregated funds and mutual funds, which are recorded at fair value with changes in fair value recognized in OCI.

Deferred acquisition costs

Deferred acquisition costs arising on mutual fund sales are amortized over the periods of the related sales charges, which range from four to six years.

Goodwill

Goodwill represents the excess of the cost to acquire businesses over the fair value of the net identifiable tangible and intangible assets of the businesses, and is not amortized. Goodwill is assessed for impairment annually by comparing the carrying values of the appropriate reporting units to their respective fair values. If any potential impairment is identified, it is quantified by comparing the carrying value of the respective goodwill to its fair value. Goodwill impairment assessments may occur in between annual periods if events or circumstances occur that may result in the fair value of a reporting unit falling below its carrying amount.

Intangible assets

Identifiable intangible assets consist of finite-life and indefinite-life intangible assets. Finite-life intangible assets are amortized on a straight-line basis over varying periods of up to 40 years. The useful lives of finite life intangible assets are reviewed annually, and the amortization is adjusted as necessary. Indefinite-life intangibles are not amortized and are assessed for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. Impairment is assessed by comparing the carrying values of the indefinite-life intangible assets to their fair values. If the carrying values of the indefinite-life intangibles exceed their fair values, these assets are considered impaired and a charge for impairment is recognized.

Capital assets

Furniture, computers, other equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are recorded on a straight-line basis over the estimated useful lives of these assets, which generally range from 2 to 10 years.

Notes to the Consolidated Financial Statements Sun Life Financial Inc. Annual Report 2010

Segregated funds

Segregated funds are lines of business in which we issue contracts where the benefit amounts are directly linked to the fair value of the investments held in the particular segregated fund. Although the underlying assets are registered in our name and the segregated fund contract holders have no direct access to the specific assets, the contractual arrangements are such that the segregated fund policyholder bears the risk and rewards of the fund’s investment performance. In addition, certain individual contracts have guarantees from us. We derive fee income from segregated funds, which is included in Fee income in our Consolidated Statements of Operations. Policyholder transfers between general funds and segregated funds are included in Net transfers to (from) segregated funds in our Consolidated Statements of Operations.

Separate Consolidated Financial Statements are provided for the segregated funds. Segregated fund assets are carried at fair value. Fair values are determined using quoted market values or, where quoted market values are not available, estimated fair values as determined by us. The investment results of the segregated funds are reflected directly in segregated fund liabilities. Deposits to segregated funds are reported as increases in segregated funds liabilities and are not reported as revenues in our Consolidated Statements of Operations. Segregated fund assets may not be applied against liabilities that arise from any of our other business.

Actuarial liabilities and other policy liabilities

Actuarial liabilities and other policy liabilities, including policy benefits payable and provision for policyholder dividends, are determined using accepted actuarial practice in accordance with the standards established by the Canadian Institute of Actuaries and the requirements of OSFI.

Senior debentures and subordinated debt

Senior debentures and Subordinated debt are recorded at amortized cost using the effective interest method. Transaction costs are recorded as part of the liability and are recognized in income using the effective interest method.

Income taxes

We use the asset and liability method of tax allocation. Under this method, the income tax expense consists of both an expense for current income taxes and an expense for future income taxes. Current income tax expense (benefit) represents the expected payable (receivable) resulting from the current year’s operations. Future income tax expense (benefit) represents the movement during the year in the tax effect of cumulative temporary differences between the carrying value of our assets and liabilities on the balance sheet and their values for tax purposes. Future income tax liabilities and assets are calculated based on income tax rates and laws that, at the balance sheet date, are expected to apply when the liability or asset is realized, which are normally those enacted or considered substantively enacted at our Consolidated Balance Sheet dates. Future income tax assets are recognized to the extent that they are more likely than not to be realized.

In determining the impact of taxes, we are required to comply with the standards of both the Canadian Institute of Actuaries and the CICA. Actuarial standards require that the projected timing of all cash flows associated with policy liabilities, including income taxes, be included in the determination of actuarial liabilities under the Canadian Asset Liability Method. The actuarial liabilities are first computed including all related income tax effects on a discounted basis, including the effects of temporary differences that have already occurred. Future income tax assets and/or liabilities arising from temporary differences that have already occurred are computed without discounting. The undiscounted future income tax assets and/or liabilities are reclassified from the actuarial liabilities to future income taxes on the balance sheets. The net result of this reclassification is to leave the discounting effect of the future income taxes in the actuarial liabilities.

Premium and fee income recognition

Gross premiums for all types of insurance contracts, and contracts with limited mortality or morbidity risk, are generally recognized as revenue when due. When premiums are recognized, actuarial liabilities are computed, with the result that benefits and expenses are matched with such revenue. Fee income includes fund management fees, mortality, policy administration and surrender charges on segregated funds, and is recognized on an accrual basis.

Foreign currency translation

Our exchange gains and losses arising from the conversion of our self-sustaining foreign operations are included in the Unrealized foreign currency translation gains (losses) of our Consolidated Statements of Comprehensive Income. Revenues and expenses in foreign currencies, including amortized gains and losses on foreign investments, are translated into Canadian dollars at an average of the market exchange rates during the year. Assets and liabilities are translated into Canadian dollars at market exchange rates at the end of the year. The net translation adjustment is reported as part of accumulated OCI in our Consolidated Statements of Equity.

A proportionate amount of the exchange gain or loss accumulated in OCI is reflected in net income when there is a reduction in our net investment in a foreign operation resulting from a capital transaction, dilution, or sale of all or part of the foreign operation.

Sun Life Financial Inc. Annual Report 2010 Notes to the Consolidated Financial Statements

Pension plans and other post-retirement benefits

Defined benefit pension costs related to current services are charged to income as services are rendered. Based on management’s best estimate assumptions, actuarial valuations of the pension obligations are determined using the projected benefit method pro-rated on service. The estimated present value of post-retirement health care and life insurance benefits is charged to income over the employees’ years of service to the date of eligibility. For the purpose of calculating the expected returns on pension plan assets for most of the Canadian pension plans, a market-related asset value is used which recognizes asset gains and losses in a systematic and rational manner over a period of five years. For all other pension plans, the fair value of plan assets is used to calculate the expected return on assets. Any transition adjustments, as well as future adjustments arising from plan amendments, are amortized to income over the average remaining service period of active employees expected to receive benefits under the plans. Only variations in actuarial estimates in excess of the greater of 10% of the plan assets or the benefit obligation at the beginning of the year are amortized. The cumulative excess of funding contributions over the amount recorded as an expense is reported as an accrued benefit asset in Other assets in our Consolidated Balance Sheets. The cumulative excess of expense over contributions is reported as an accrued liability in Other liabilities in our Consolidated Balance Sheets.

Stock-based compensation

Stock options granted to employees are accounted for using the fair value method. Under the fair value method, the fair value of stock options is estimated at the grant date and the total fair value of the options is amortized over the vesting periods as compensation expenses with an offset to contributed surplus in our Consolidated Statements of Equity. For options that are forfeited before vesting, the compensation expense that has previously been recognized in Operating expenses and contributed surplus is reversed. When options are exercised, new shares are issued, contributed surplus is reversed and the shares issued are credited to share capital in our Consolidated Statements of Equity.

Other stock-based compensation plans are accounted for as liability awards. The liabilities for these plans are calculated based on the number of award units outstanding at the end of the reporting period. Each unit is equivalent in value to the fair market value of a common share of SLF Inc. The liabilities are accrued and expensed on a straight-line basis over the vesting periods. The liabilities are paid in cash at the end of the vesting period.

2. Changes in accounting policies

Business combinations, consolidated financial statements and non-controlling interests

In January 2009, the CICA issued three new Handbook Sections: Section 1582, Business Combinations; Section 1601, Consolidated Financial Statements; and Section 1602, Non-Controlling Interests. Section 1582 clarifies that an acquisition occurs when an entity obtains control of a business and provides guidance on determining the date of the acquisition and the measurement and recognition of assets acquired and liabilities assumed. Section 1601 provides standards for the preparation of consolidated financial statements. Section 1602 requires that non-controlling interests be presented as part of equity and that transactions between us and the non-controlling interests be reported as equity transactions. These sections are effective for fiscal years beginning on or after January 1, 2011, with early adoption allowed to facilitate the transition to International Financial Reporting Standards (“IFRS”). We did not early adopt these sections.

Accounting adjustments

During the second quarter of 2010, we made an accounting adjustment for an error that originated at Clarica Life Insurance Company prior to our acquisition of that business in 2002. The error includes an understatement of actuarial liabilities and an overstatement of future income tax liabilities. The error is not material to our Consolidated Financial Statements of each of the prior periods to which it relates, but correcting for the cumulative impact of the error through our Consolidated Statements of Operations in one reporting period would have materially impacted the results of the reporting period. Accordingly, we corrected the error by increasing Actuarial liabilities and policy liabilities by $120, decreasing future income tax liabilities in Other liabilities by $34, increasing Other assets by $9, and correspondingly, decreasing shareholders’ opening retained earnings by $77 as at January 1, 2008.

International Financial Reporting Standards

In accordance with the requirements of the AcSB, all publicly accountable enterprises will adopt IFRS as of January 1, 2011 with comparatives for the prior year. Our first Annual Consolidated Financial Statements will be prepared for the year ending December 31, 2011. We will publish our first Interim Consolidated Financial Statements prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, for the quarter ending March 31, 2011.

Notes to the Consolidated Financial Statements Sun Life Financial Inc. Annual Report 2010

3. Acquisitions and dispositions

Acquisitions

On October 1, 2009, we acquired the United Kingdom operations of Lincoln National Corporation (“Lincoln U.K.”) for $387. The acquisition, which included both general and segregated fund businesses, increased the assets under management in the United Kingdom by nearly 60% and doubled the number of policies in-force. The results and assets of Lincoln U.K., including goodwill, are included in the Corporate reportable segment in our Consolidated Financial Statements. The Lincoln U.K. results are included in the 2009 income reported from October 1, 2009. There were no material adjustments to the purchase price allocation in 2010.

The Lincoln U.K. acquisition is summarized below:

2009 Lincoln U.K.
Percentage of shares acquired	100%
Invested assets acquired	$ 1,249
Other assets acquired	88
$ 1,337
Actuarial liabilities and other policy liabilities acquired	$ 1,058
Other liabilities acquired	72
$ 1,130
Net balance sheet assets acquired	$ 207
Consideration:
Cash cost of acquisition(1)	$ 380
Transaction and other related costs	7
Total consideration	$ 387
Goodwill on acquisition	$ 180
Cash and cash equivalents acquired	$ 402
Increase in segregated fund net assets	$ 6,629

(1) Includes the cost to hedge the foreign currency exposure of the purchase price.

Dispositions

On October 27, 2010, we entered into an agreement with Berkshire Hathaway Life Co. of Nebraska (“BHLN”) to sell our life retrocession business. Our run-off reinsurance business, which is a closed block of reinsurance assumed from other reinsurers, is excluded from this agreement. The transaction closed on December 31, 2010. The transaction was structured as reinsurance agreements between BHLN and us, in which we transferred the actuarial liabilities as well as the policy-related assets and liabilities to BHLN. The net cash payments to BHLN was $240 in lieu of transferring the invested assets backing the actuarial liabilities. As a result of the agreement, we have exited the life retrocession business and transferred the infrastructure (which includes the IT systems and workforce) needed to administer the life retrocession business to BHLN. As we transferred substantially all of the economic risks and benefits relating to this business, the transaction was accounted for as a sale of business. The gain on disposal (net of taxes of $129) was $1. The pre-tax gain on disposal, net of the related goodwill of $309, was recorded in Other net investment income (loss) in our Consolidated Statements of Operations.

On December 12, 2008, we sold our 37% interest in CI Financial to the Bank of Nova Scotia in exchange for cash of $1,552, common shares with a fair value of $437 and preferred shares with a fair value of $250 for total proceeds of $2,239. The investment was accounted for by the equity method and had a carrying value of $1,218 as at the date of sale. A pre-tax gain of $1,015, net of transaction costs of $6, was recorded in Net investment income (loss) in the fourth quarter ($825 net of taxes).

4. Segmented information

We have five reportable segments: Sun Life Financial Canada (“SLF Canada”), Sun Life Financial United States (“SLF U.S.”), MFS Investment Management (“MFS”), Sun Life Financial Asia (“SLF Asia”) and Corporate. Our reportable segments operate in the financial services industry and reflect our management structure and internal financial reporting. Our revenues from these segments are derived principally from mutual funds, investment management and annuities, life and health insurance, and life retrocession. Revenues not attributed to the strategic business units are derived primarily from investments of a corporate nature and earnings on capital.

Corporate includes the results of our U.K. business unit and our Corporate Support operations. Our Corporate Support operations includes our life retrocession and run-off reinsurance as well as investment income, expenses, capital and other items not allocated to our other business groups. The life retrocession business was sold on December 31, 2010. Details of this disposition are included in Note 3. Total net income in Corporate is shown net of certain expenses borne centrally.

Sun Life Financial Inc. Annual Report 2010 Notes to the Consolidated Financial Statements

Intersegment transactions consist primarily of internal financing agreements. They are measured at fair values prevailing when the arrangements are negotiated. Intersegment revenue for 2010 consists mainly of interest of $130 ($144 in 2009 and $144 in 2008) and fee income of $59 in 2010 ($48 in 2009 and $52 in 2008).

The results for Corporate for 2008 include the net of tax gain on the sale of CI Financial of $825. Results of the investment in CI Financial were included in SLF Canada in 2008.

	Results by segment for the years ended December 31
	SLF Canada	SLF U.S.	MFS	SLF Asia(1)	Corporate	Consolidation Adjustments	Total
2010
Revenue	$11,449	$8,104	$1,449	$1,709	$2,118	$ (189)	$24,640
Change in actuarial liabilities	$2,284	$(280)	$–	$690	$215	$ –	$2,909
Interest expense	$167	$273	$–	$–	$129	$ (129)	$440
Income taxes expense (benefit)	$94	$111	$137	$34	$(5)	$ –	$371
Total net income (loss)	$836	$302	$208	$92	$247	$ –	$1,685
2009
Revenue	$11,407	$11,714	$1,251	$1,813	$1,579	$ (192)	$27,572
Change in actuarial liabilities	$2,672	$4,269	$–	$800	$(43)	$ (1)	$7,697
Interest expense	$152	$246	$–	$–	$148	$ (143)	$403
Income taxes expense (benefit)	$(54)	$(502)	$101	$21	$(108)	$ –	$(542)
Total net income (loss)	$871	$(461)	$152	$76	$(16)	$ –	$622
2008
Revenue	$7,927	$3,817	$1,381	$498	$2,144	$ (204)	$15,563
Change in actuarial liabilities	$(854)	$(2,920)	$–	$(444)	$(200)	$ (11)	$(4,429)
Interest expense	$181	$263	$2	$–	$64	$ (144)	$366
Income taxes expense (benefit)	$435	$(648)	$133	$22	$(285)	$ –	$(343)
Total net income (loss)	$647	$(1,016)	$194	$33	$999	$ –	$857

(1)  During the third quarter of 2010, our joint venture in China was restructured with the introduction of additional strategic investors. Under the restructuring, which resulted in a net gain of $19, our interest in Sun Life Everbright Life Insurance Company Limited was reduced from 50% to 24.99%.

	Assets by segment as at December 31
	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Consolidation Adjustments	Total
2010
General fund assets	$59,532	$41,047	$990	$7,167	$12,357	$ (234)	$120,859
Segregated funds net assets	$47,171	$28,830	$–	$2,148	$10,762	$ –	$88,911
2009
General fund assets	$55,631	$42,615	$859	$6,437	$15,854	$ (1,305)	$120,091
Segregated funds net assets	$41,426	$26,848	$–	$1,788	$11,243	$ –	$81,305

The following table shows revenue, net income (loss) and assets by country for the Corporate segment:

	2010	2009	2008
Revenue for the years ended December 31:
United States	$527	$555	$580
United Kingdom	1,332	870	313
Canada	241	138	1,235
Other countries	18	16	16
Total revenue	$2,118	$1,579	$2,144
Total net income (loss) for the years ended December 31:
United States	$82	$149	$(70)
United Kingdom	252	5	208
Canada	(101)	(170)	860
Other countries	14	–	1
Total net income (loss)	$247	$(16)	$999
Assets as at December 31:
General funds:
United States	$2,919	$4,592
United Kingdom	8,066	8,630
Canada	1,257	2,516
Other countries	115	116
Total general fund assets	$12,357	$15,854
Segregated funds:
United Kingdom	$10,762	$11,243
Total segregated funds net assets	$10,762	$11,243

Notes to the Consolidated Financial Statements Sun Life Financial Inc. Annual Report 2010

5. Financial investments and related net investment income (loss)

We invest primarily in bonds, mortgages, stocks and real estate. The accounting policy for each type of financial investment is described in Note 1.

5.A Fair value of financial investments

The carrying values and fair values of our invested assets as at December 31 are shown in the following table.

	2010			2009
	Carrying Value	Fair Value	Yield %	Carrying Value	Fair Value	Yield %
Assets
Bonds – held-for-trading	$54,753	$54,753	5.45	$51,634	$51,634	5.72
Bonds – available-for-sale	10,752	10,752	4.50	9,673	9,673	5.10
Mortgages and corporate loans	19,511	20,430	5.29	19,449	19,941	5.27
Stocks – held-for-trading	4,424	4,424	2.42	4,331	4,331	2.41
Stocks – available-for-sale	808	809	2.90	635	649	4.34
Real estate	4,919	5,125	8.07	4,877	5,124	9.01
Policy loans and other invested assets(1)	3,525	3,525	5.51	3,503	3,503	6.02
Cash, cash equivalents and short-term securities	8,487	8,487	n/a	11,868	11,868	n/a
Derivative assets	1,629	1,629	n/a	1,382	1,382	n/a
Other invested assets – held-for-trading	419	419	n/a	425	425	n/a
Other invested assets – available-for-sale	454	492	n/a	452	484	n/a
Total invested assets	$109,681	$110,845	4.88	$108,229	$109,014	4.89

(1) Policy loans have a carrying value and fair value of $3,279 ($3,303 in 2009).

The preceding table includes only derivative financial instruments that have a positive fair value and are, therefore, recorded as assets in our Consolidated Balance Sheets. Derivative liabilities with a fair value of $700 ($1,257 in 2009) are also reported in our Consolidated Balance Sheets.

5.A.i Fair value methodologies and assumptions

The fair value of publicly traded fixed maturity and equity securities is determined using quoted market bid prices in active markets that are readily and regularly obtainable, when available. When quoted prices in active markets are not available, the determination of fair value is based on market standard valuation methodologies, which include matrix pricing, consensus pricing from various broker dealers that are typically the market makers, discounted cash flows, or other similar techniques. The assumptions and valuation inputs in applying these market standard valuation methodologies are determined primarily using observable market inputs, which include, but are not limited to, benchmark yields, issuer spreads, reported trades of identical or similar instruments and prepayment speeds. Prices obtained from independent pricing services are validated through back-testing to trade data, comparison to observable market inputs or other economic indicators, and other qualitative analysis to ensure that the fair value is reasonable. For securities in which fair value that is based solely on non-binding broker quotes that cannot be validated to observable market data, we typically consider the fair value to be based on unobservable market inputs, due to a general lack of transparency in the process that the brokers use to develop the prices. Stocks that do not have a quoted market price on an active market and are designated as available-for-sale are reported at cost and are not material to our Consolidated Financial Statements.

The fair value of non-publicly traded bonds is determined using a discounted cash flow approach that includes provisions for credit risk, liquidity premium, and the expected maturities of the securities. The valuation techniques used are primarily based on observable market prices or rates.

The fair value of derivative financial instruments depends upon the type of derivative, and is determined primarily using observable market inputs. Fair value of exchange-traded futures is based on the quoted market prices, while fair value of interest rate and cross-currency swaps and forward contracts is determined by discounting expected future cash flows using current market interest and exchange rates for similar instruments. Fair value of common stock index swaps and options is determined using the value of underlying securities or indices and option pricing models using index prices, projected dividends and volatility surfaces.

The fair value of over-the-counter (“OTC”) derivative financial instruments also includes credit valuation adjustments to reflect the risk of default for both the derivative counterparty and ourselves. These valuation adjustments take into account the creditworthiness of the counterparties and us, as well as the impact of contractual factors designed to reduce our credit exposure such as collateral. Inputs into determining the appropriate credit valuation adjustment are typically obtained from publicly available information and include credit default swap spreads when available, credit spreads derived from specific bond yields, or published cumulative default experience data adjusted for current trends when credit default swap spreads are not available.

Sun Life Financial Inc. Annual Report 2010 Notes to the Consolidated Financial Statements

Fair value of mortgages and corporate loans is determined by discounting the expected future cash flows using current market interest rates with similar credit risks and terms to maturity. Fair value of real estate is determined by external appraisals, using expected future net cash flows discounted at current market interest rates. Fair values of policy loans and cash are assumed to be equal to their carrying values, due to their nature. Fair values of cash equivalents and short-term securities are based on market yields. The fair values of other invested assets are usually determined by reference to quoted market prices.

5.A.ii Yield calculation

Yield for all assets, except real estate, is calculated based on total net interest, dividend or other investment income divided by the total average amortized cost or cost of the assets, which includes accrued investment income. The yield for real estate was calculated based on its average carrying value, which includes deferred net realized gains.

5.A.iii Fair value hierarchy of financial instruments

We categorized our financial instruments carried at fair value, based on the priority of the inputs to the valuation techniques used to measure fair value, into a three level fair value hierarchy as follows:

Level 1:    Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market. The types of financial instruments classified as level 1 generally include U.S. Treasury and agency securities, cash and cash equivalents, and exchange-traded equities.

Level 2:    Fair value is based on quoted prices for similar assets or liabilities in active markets, valuation that is based on significant observable inputs, or inputs that are derived principally from or corroborated with observable market data through correlation or other means. The types of financial instruments classified as level 2 generally include government bonds, certain corporate and private bonds, certain asset-backed securities (“ABS”) and derivatives.

Level 3:    Fair value is based on valuation techniques that require one or more significant inputs that are not based on observable market inputs. These unobservable inputs reflect our expectations about the assumptions market participants would use in pricing the asset or liability. The types of financial instruments classified as level 3 generally include certain commercial mortgage-backed securities (“CMBS”), certain residential mortgage-backed securities (“RMBS”), certain structured products and certain corporate bonds.

Notes to the Consolidated Financial Statements Sun Life Financial Inc. Annual Report 2010

The following table presents our financial instruments carried at fair value by hierarchical level, as at December 31, 2010.

	Level 1(1)	Level 2	Level 3	Total
Financial assets
Bonds – held-for-trading
Canada federal government	$–	$2,271	$–	$2,271
Canadian provincial and municipal government	–	7,718	42	7,760
U.S. Treasury and agency securities	1,778	117	6	1,901
Other foreign government securities	–	4,727	5	4,732
Corporate securities	–	33,589	870	34,459
Asset-backed securities
Commercial mortgage-backed securities	–	1,038	606	1,644
Residential mortgage-backed securities	–	1,045	91	1,136
Collateralized debt obligations	–	22	83	105
Other	–	669	76	745
Total bonds – held-for-trading	$1,778	$51,196	$1,779	$54,753
Bonds – available-for-sale
Canada federal government	$–	$1,314	$–	$1,314
Canadian provincial and municipal government	–	176	–	176
U.S. Treasury and agency securities	1,157	43	–	1,200
Other foreign government securities	–	449	–	449
Corporate securities	–	7,024	39	7,063
Asset-backed securities
Commercial mortgage-backed securities	–	184	42	226
Residential mortgage-backed securities	–	279	1	280
Collateralized debt obligations	–	1	29	30
Other	–	14	–	14
Total bonds – available-for-sale	$1,157	$9,484	$111	$10,752
Stocks – held-for-trading	$3,846	$509	$69	$4,424
Stocks – available-for-sale	$636	$105	$41	$782
Cash, cash equivalents and short-term securities	$8,252	$235	$–	$8,487
Derivative assets	$31	$1,584	$14	$1,629
Other invested assets	$255	$54	$155	$464
Total financial assets measured at fair value	$15,955	$63,167	$2,169	$81,291
Financial liabilities
Amounts on deposit	$–	$95	$–	$95
Derivative liabilities	2	666	32	700
Total financial liabilities measured at fair value	$2	$761	$32	$795

(1) $1,167 were transferred from level 2 to level 1 due to the improved transparency of the inputs used to measure the fair value of the financial instruments.

Sun Life Financial Inc. Annual Report 2010 Notes to the Consolidated Financial Statements

The following table presents our financial instruments carried at fair value by hierarchical level, as at December 31, 2009.

	Level 1(1)	Level 2	Level 3	Total
Financial assets
Bonds – held-for-trading
Canada federal government	$–	$2,707	$–	$2,707
Canadian provincial and municipal government	–	6,677	110	6,787
U.S. Treasury and agency securities	1,111	330	–	1,441
Other foreign government securities	–	4,296	76	4,372
Corporate securities	–	31,872	891	32,763
Asset-backed securities
Commercial mortgage-backed securities	–	952	586	1,538
Residential mortgage-backed securities	–	1,173	163	1,336
Collateralized debt obligations	–	27	92	119
Other	–	539	32	571
Total bonds – held-for-trading	$1,111	$48,573	$1,950	$51,634
Bonds – available-for-sale
Canada federal government	$–	$397	$–	$397
Canadian provincial and municipal government	–	80	–	80
U.S. Treasury and agency securities	393	77	–	470
Other foreign government securities	–	519	–	519
Corporate securities	–	7,529	76	7,605
Asset-backed securities
Commercial mortgage-backed securities	–	194	40	234
Residential mortgage-backed securities	–	318	–	318
Collateralized debt obligations	–	4	46	50
Total bonds – available-for-sale	$393	$9,118	$162	$9,673
Stocks – held-for-trading	$3,983	$348	$–	$4,331
Stocks – available-for-sale	$627	$–	$8	$635
Cash, cash equivalents and short-term securities	$9,610	$2,258	$–	$11,868
Derivative assets	$29	$1,342	$11	$1,382
Other invested assets	$247	$195	$146	$588
Total financial assets measured at fair value	$16,000	$61,834	$2,277	$80,111
Financial liabilities
Amounts on deposit	$–	$82	$–	$82
Derivative liabilities	8	1,205	44	1,257
Total financial liabilities measured at fair value	$8	$1,287	$44	$1,339

(1) A total of $4,390 were transferred from level 2 to level 1 due to the improved transparency of the inputs used to measure the fair value of the financial instruments.

Notes to the Consolidated Financial Statements Sun Life Financial Inc. Annual Report 2010

The following table shows a reconciliation of the beginning and ending balances for financial instruments that are categorized in level 3 for the year ended December 31, 2010:

	Beginning balance	Included in net income (loss)(1)(3)	Included in OCI(3)	Purchases	Sales	Settlements	Transfers into level 3(2)	Transfers (out) of level 3(2)	Ending balance	Gains (losses) included in earnings relating to instruments still held at ending date
Financial assets
Bonds – held-for-trading
Canadian provincial and municipal governments	$110	$–	$–	$–	$–	$–	$–	$(68)	$42	$3
U.S. Treasury and agency securities	–	–	–	–	–	(1)	7	–	6	–
Other foreign government	76	(1)	–	3	–	–	3	(76)	5	(1)
Corporate securities	891	(17)	–	56	(97)	(38)	210	(135)	870	27
Asset-backed securities
Commercial mortgage-backed securities	586	7	–	121	(77)	(25)	14	(20)	606	11
Residential mortgage- backed securities	163	7	–	1	(22)	(14)	39	(83)	91	25
Collateralized debt obligations	92	10	–	87	(51)	(21)	3	(37)	83	18
Other	32	5	–	24	–	(9)	34	(10)	76	8
Total bonds – held-for-trading	$1,950	$11	$–	$292	$(247)	$(108)	$310	$(429)	$1,779	$91
Bonds – available-for-sale
Corporate securities	$76	$1	$1	$3	$(40)	$(1)	$12	$(13)	$39	$1
Asset-backed securities
Commercial mortgage-backed securities	40	(3)	2	4	(1)	–	–	–	42	1
Residential mortgage- backed securities	–	–	–	1	–	–	–	–	1	–
Collateralized debt obligations	46	(10)	3	23	(33)	–	–	–	29	4
Total bonds – available-for-sale	$162	$(12)	$6	$31	$(74)	$(1)	$12	$(13)	$111	$6

Stocks – held-for-trading	$–	$3	$–	$66	$–	$–	$–	$–	$69	$3
Stocks – available-for-sale	$8	$(2)	$2	$37	$(2)	$(2)	$–	$–	$41	$3

Derivative assets	$11	$(2)	$–	$14	$–	$(9)	$–	$–	$14	$(1)
Other invested assets	$146	$(7)	$–	$28	$(12)	$–	$–	$–	$155	$(3)
Total financial assets measured at fair value	$2,277	$(9)	$8	$468	$(335)	$(120)	$322	$(442)	$2,169	$99
Financial liabilities(4)
Derivative liabilities	$44	$(16)	$–	$1	$–	$–	$3	$–	$32	$(14)
Total financial liabilities measured at fair value	$44	$(16)	$–	$1	$–	$–	$3	$–	$32	$(14)

(1)  Included within Net investment income (loss) in our Consolidated Statements of Operations.

(2)  During 2010, transfers into level 3 occur when the inputs used to price the financial instrument lack observable market data and as a result, no longer meet the level 1 or 2 definition at the reporting date. In addition, transfers out of level 3 occur when the pricing inputs become more transparent and satisfy the level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability. If a financial instrument is transferred into and out of level 3 during the same period, it is not included in the above table.

(3)  Total gains and losses in net income (loss) and OCI are calculated assuming transfers into or out of level 3 occur at the beginning of the period. For a financial instrument that transfers into level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of level 3 during the reporting period, the change in fair value for the period is excluded from the table above.

(4)  For liabilities, gains are indicated in negative numbers.

Sun Life Financial Inc. Annual Report 2010 Notes to the Consolidated Financial Statements

The following table shows a reconciliation of the beginning and ending balances for financial instrument that are categorized in level 3 for the year ended December 31, 2009:

`	Beginning balance	Included in net income (loss)(1)	Included in OCI	Purchases	Sales	Settlements	Transfers into level 3(2)	Transfers out of level 3(2)	Ending balance	Gains (losses) included in earnings relating to instruments still held at ending date
Financial assets
Bonds – held-for-trading
Canada federal government Securities	$4	$–	$–	$–	$–	$(4)	$–	$–	$–	$–
Canadian provincial and municipal governments	51	(8)	–	69	–	–	–	(2)	110	(3)
Other foreign government	11	(3)	–	78	–	–	–	(10)	76	(2)
Corporate securities	625	(43)	–	245	(40)	(18)	241	(119)	891	27
Asset-backed securities
Commercial mortgage-backed securities	947	(44)	–	38	(110)	–	1	(246)	586	(4)
Residential mortgage-backed securities	124	(12)	–	–	–	(20)	112	(41)	163	69
Collateralized debt obligations	56	–	–	11	–	–	25	–	92	(4)
Other	82	(11)	–	–	–	(7)	37	(69)	32	4
Total bonds – held-for-trading	$1,900	$(121)	$–	$441	$(150)	$(49)	$416	$(487)	$1,950	$87
Bonds – available-for-sale
Corporate securities	$54	$(7)	$13	$16	$(13)	$(1)	$20	$(6)	$76	$–
Asset-backed securities
Commercial mortgage-backed securities	58	(3)	(10)	–	–	–	–	(5)	40	–
Collateralized debt obligations	30	(3)	14	6	(15)	–	14	–	46	–
Total bonds – available-for-sale	$142	$(13)	$17	$22	$(28)	$(1)	$34	$(11)	$162	$–
Stocks – available-for-sale	$36	$(5)	$(3)	$–	$–	$–	$–	$(20)	$8	$–
Derivative assets	$47	$(8)	$–	$7	$(35)	$–	$–	$–	$11	$(4)
Other invested assets	$143	$(19)	$–	$30	$(8)	$–	$–	$–	$146	$(13)
Total financial assets measured at fair value	$2,268	$(166)	$14	$500	$(221)	$(50)	$450	$(518)	$2,277	$70
Financial liabilities(3)
Derivative liabilities	$83	$(39)	$–	$–	$–	$–	$–	$–	$44	$12
Total financial liabilities measured at fair value	$83	$(39)	$–	$–	$–	$–	$–	$–	$44	$12

(1)  Included within Net investment income (loss) in our Consolidated Statements of Operations.

(2)  Transfers in and/or (out) of level 3 during 2009, are primarily attributable to changes in the transparency of inputs used to price the securities.

(3)  For liabilities, gains are indicated in negative numbers.

5.B Real estate investments

The carrying value of real estate by geographic location as at December 31 is as follows:

	2010	2009
Canada	$3,370	$3,246
United States	1,323	1,373
United Kingdom	225	257
Other	1	1
Total real estate	$4,919	$4,877

Notes to the Consolidated Financial Statements Sun Life Financial Inc. Annual Report 2010

Real estate includes real estate held for investment and real estate held for sale, as described in Note 1. The carrying value and fair value of real estate in each of these categories as at December 31 is shown in the table below.

	2010		2009
	Carrying Value	Fair Value	Carrying Value	Fair Value
Real estate held for investment	$4,910	$5,116	$4,861	$5,108
Real estate held for sale	9	9	16	16
Total real estate	$4,919	$5,125	$4,877	$5,124

The carrying value of real estate that was non-income producing for the preceding 12 months was $142 in 2010 ($185 in 2009).

Deferred net realized gains are realized gains and losses which have not yet been recognized in income. The changes in deferred net realized gains for real estate are shown in the following table.

	2010	2009
Balance, January 1	$225	$251
Net realized gains for the year	28	12
Amortization of deferred net realized gains	(27)	(30)
Effect of changes in currency exchange rates	(7)	(8)
Balance, December 31	$219	$225

Amortization of deferred net realized gains on real estate for 2008 recorded to income was $33.

5.C Net investment income (loss)

Changes in fair value of held-for-trading assets recorded to net income (loss) for the years ended December 31 consist of the following:

	2010	2009	2008
Bonds	$2,288	$4,124	$(5,852)
Stocks	431	705	(1,432)
Other invested assets	38	41	(122)
Cash equivalents and short-term securities	4	8	7
Total changes in fair value of held-for-trading assets	$2,761	$4,878	$(7,399)

Income (loss) from derivative investments consists of income from derivatives that are not classified as hedges for accounting purposes. Income from derivative investments in our Consolidated Statements of Operations for the years ended December 31 consists of the following:

	2010	2009	2008
Changes in fair value	$(95)	$(847)	$(154)
Interest income (expense)	(46)	(114)	(70)
Other income (loss)	15	18	4
Total income (loss) from derivative investments	$(126)	$(943)	$(220)

Other net investment income (loss) for the years ended December 31 has the following components:

	2010	2009	2008
Interest income:
Held-for-trading bonds	$2,902	$3,037	$3,006
Available-for-sale bonds	474	569	580
Mortgages and corporate loans	1,148	1,253	1,291
Policy loans	186	210	216
Cash, cash equivalents and short-term securities	31	36	147
Interest income	4,741	5,105	5,240
Dividends on held-for-trading stocks	107	115	117
Dividends on available-for-sale stocks	16	35	24
Real estate income (net)(1)	316	327	332
Amortization of deferred net realized gains and unrealized gains and losses	33	76	136
Foreign exchange gains (losses)	–	(10)	(22)
Other income (expense)(2)	158	(79)	354
Investment expenses and taxes	(126)	(107)	(103)
Total other net investment income (loss)	$5,245	$5,462	$6,078

(1)  Includes operating lease rental income of $270 in 2010 ($283 and $293, in 2009 and 2008, respectively).

(2)  In 2010, this includes the pre-tax gain on disposal of $130 relating to the sale of life retrocession business, as described in Note 3. In 2008, this includes equity income from CI Financial of $190. Our investment in CI Financial was sold in December 2008, as described in Note 3.

Sun Life Financial Inc. Annual Report 2010 Notes to the Consolidated Financial Statements

5.D Derivative financial instruments and hedging activities

The fair values of derivative financial instruments by major class of derivative as at December 31 are shown in the following table:

	2010		2009
	Fair Value		Fair Value
	Positive	Negative	Positive	Negative
Interest rate contracts	$588	$(575)	$444	$(910)
Foreign exchange contracts	965	(63)	801	(119)
Other contracts	76	(62)	137	(228)
Total derivatives	$1,629	$(700)	$1,382	$(1,257)

The following table presents the fair values of Derivative assets and Derivative liabilities categorized by derivatives designated as hedges for accounting purposes and those not designated as hedges as at December 31.

	2010			2009
	Total Notional Amount	Fair value		Total Notional Amount	Fair Value
		Positive	Negative		Positive	Negative
Derivative investments(1)	$37,924	$973	$(591)	$41,665	$823	$(1,138)
Fair value hedges	2,533	125	(64)	2,310	90	(50)
Cash flow hedges	96	20	(11)	92	19	(24)
Net investment hedges	3,164	511	(34)	3,193	450	(45)
Total	$43,717	$1,629	$(700)	$47,260	$1,382	$(1,257)

(1) Derivative investments are derivatives that have not been designated as hedges for accounting purposes.

Additional information on the derivatives designated as hedges for accounting purposes is included below.

Fair value and cash flow hedges

Results for the hedging relationships for the years ended December 31 are shown in the following table:

	2010	2009	2008
Fair value hedges
Income (loss) arising from hedge ineffectiveness	$(1)	$6	$(4)
Cash flow hedges(1)
Income (loss) due to amounts excluded from hedge effectiveness assessment	$(2)	$(3)	$(6)

(1)  Cash flow hedges include equity forwards hedging the variation in the cash flows associated with the anticipated payments under certain stock-based compensation plans expected to occur in 2011, 2012 and 2013. The amounts included in accumulated OCI related to the equity forwards are reclassified to net income as the liability is accrued for the stock-based compensation plan over the vesting period. We expect to reclassify a gain of $5 (gain of $2 in 2009) from accumulated OCI to net income within the next 12 months.

5.E Securities lending

We engage in securities lending to generate additional income. Certain securities from our portfolio are loaned to other institutions for short periods. Collateral, which exceeds the fair value of the loaned securities, is deposited by the borrower with a lending agent, usually a securities custodian, and maintained by the lending agent until the underlying security has been returned to us. The fair value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the fair values fluctuate. Certain arrangements allow us to invest the cash collateral received for the securities loaned. It is our practice to obtain a guarantee from the lending agent against counterparty default, including non-cash collateral deficiency. As at December 31, 2010, we loaned securities, included in Invested assets, with a carrying value and fair value of approximately $555 ($785 in 2009) for which collateral held was $585 ($827 in 2009).

6. Financial instrument risk management

The significant risks related to financial instruments are credit risk, liquidity risk and market risk (currency, interest rate and equity). The following sections describe how we manage each of these risks.

Some of our financial instruments risk management policies and procedures are described in our 2010 Annual Management Discussion and Analysis (“MD&A”). The shaded text and tables in the Risk Management, Capital and Liquidity Management and Investment sections of the MD&A represent part of our disclosures on Credit Risk, Liquidity and Market risks in accordance with CICA Handbook Section 3862, Financial Instruments – Disclosures, and include discussions on how we measure our risk and our objectives, policies and methodologies for managing these risks. Therefore, the shaded text and tables represent an integral part of these Consolidated Financial Statements.

Notes to the Consolidated Financial Statements Sun Life Financial Inc. Annual Report 2010

We use derivative instruments to manage risks related to interest rate, equity market and currency fluctuations and in replication strategies for permissible investments. We do not engage in speculative investment in derivatives. The gap in market sensitivities or exposures between liabilities and supporting assets is monitored and managed within defined tolerance limits by, where appropriate, the use of derivative instruments. Models and techniques are used by us to measure the continuing effectiveness of our risk management strategies.

6.A Credit risk

6.A.i Maximum exposure to credit risk

Our maximum credit exposure related to financial instruments is summarized in the following table. Maximum credit exposure is the carrying value of the asset net of any allowances for losses.

	2010	2009
Cash, cash equivalents and short-term securities	$8,487	$11,868
Held-for-trading bonds(1)	54,753	51,634
Available-for-sale bonds	10,752	9,673
Mortgages	13,021	13,776
Corporate loans	6,490	5,673
Derivative assets(2)	1,629	1,382
Other financial assets(3)	2,267	2,078
Total balance sheet maximum credit exposure	$97,399	$96,084
Off-balance sheet items
Loan commitments(4)	$666	$446
Guarantees	31	45
Total off-balance sheet items	$697	$491

(1)  In addition to the carrying value, credit exposure may be increased to the extent that the amounts recovered from default are insufficient to satisfy the actuarial liability cash flows that the assets are intended to support.

(2)  The positive market value is used to determine the credit risk exposure if the counterparties were to default. The credit risk exposure is the cost of replacing, at current market rates, all contracts with a positive fair value.

(3)  Other financial assets include accounts receivable and investment income due and accrued as shown in Note 8.

(4)  Loan commitments include commitments to extend credit under commercial and residential mortgage loans and private bonds. Private bond commitments contain provisions that allow for withdrawal of the commitment if there is a deterioration in the credit quality of the borrower.

Collateral held and other credit enhancements

During the normal course of business, we invest in financial assets secured by real estate properties, pools of financial assets, third-party financial guarantees, credit insurance and other arrangements. In the case of derivatives, collateral is collected from the counterparty to manage the credit exposure according to the Credit Support Annex (“CSA”), which forms part of the International Swaps and Derivatives Association’s (“ISDA”) Master Agreement. It is our common practice to execute a CSA in conjunction with an ISDA Master Agreement.

As at December 31, 2010, we held collateral assets with a fair value of $928 ($568 as at December 31, 2009) under certain derivative contracts and we are usually permitted to sell or re-pledge this collateral. We have not sold or re-pledged any collateral. The assets pledged are primarily cash, US Treasuries, and other government securities. The terms and conditions related to the use of the collateral are consistent with industry practice.

6.A.ii Concentration risk

The shaded text and tables in the Investment section of the MD&A represent part of our disclosure on Concentration Risk. Therefore, these text and tables represent an integral part of our Consolidated Financial Statements for the years ended December 31, 2010 and December 31, 2009.

Concentrations of credit risk arise from exposures to a single debtor, a group of related debtors or groups of debtors that have similar credit risk characteristics, such as groups of debtors in the same economic or geographic regions or in similar industries. The financial instrument issuers have similar economic characteristics so that their ability to meet contractual obligations may be impacted similarly by changes in the economic or political conditions. We manage this risk by appropriately diversifying our investment portfolio through the use of concentration limits. In particular, we maintain policies which set counterparty exposure limits to manage the credit exposure for investments in any single issuer or any associated group of issuers. Exceptions exist for investments in securities which are issued or guaranteed by the Government of Canada, United States or United Kingdom and issuers for which the Board has granted specific approval. Mortgage loans are collateralized by the related property, and generally do not exceed 75% of the value of the property at the time the original loan is made. Our mortgage and corporate loans are diversified by type and location and, for mortgage loans, by borrower.

Sun Life Financial Inc. Annual Report 2010 Notes to the Consolidated Financial Statements

6.A.iii Conctractual maturities of bonds, mortgages, corporate loans and derivatives

The contractual maturities of bonds as at December 31, are shown in the table below. Bonds that are not due at a single maturity date are included in the table in the year of final maturity. Actual maturities could differ from contractual maturities because of the borrower’s right to call or extend or right to prepay obligations, with or without prepayment penalties.

	2010
	Held-for- trading bonds	Available- for-sale bonds	Total bonds
Due in 1 year or less	$3,930	$1,408	$5,338
Due in years 2-5	13,100	3,818	16,918
Due in years 6-10	11,566	2,358	13,924
Due after 10 years	26,157	3,168	29,325
Total bonds	$54,753	$10,752	$65,505

	2009
	Held-for- trading bonds	Available- for-sale bonds	Total bonds
Due in 1 year or less	$2,519	$504	$3,023
Due in years 2-5	12,393	2,675	15,068
Due in years 6-10	11,734	2,790	14,524
Due after 10 years	24,988	3,704	28,692
Total bonds	$51,634	$9,673	$61,307

As at December 31, the carrying value of scheduled mortgage and corporate loan maturities, before allowances for losses, are as follows:

	2010
	Mortgages	Corporate Loans	Total
2011	$1,337	$523	$1,860
2012	772	209	981
2013	1,063	607	1,670
2014	1,177	713	1,890
2015	1,375	807	2,182
Thereafter	7,485	3,659	11,144
Total mortgages and corporate loans, before allowances for losses	$13,209	$6,518	$19,727
	2009
	Mortgages	Corporate Loans	Total
2010	$1,276	$563	$1,839
2011	1,188	598	1,786
2012	777	394	1,171
2013	1,085	754	1,839
2014	1,227	655	1,882
Thereafter	8,329	2,719	11,048
Total mortgages and corporate loans, before allowances for losses	$13,882	$5,683	$19,565

Notes to the Consolidated Financial Statements Sun Life Financial Inc. Annual Report 2010

Notional amounts of derivative financial instruments are the basis for calculating payments and are generally not the actual amounts exchanged. The following table provides the notional amounts of derivative instruments outstanding as at December 31 by type of derivative and term to maturity:

	2010				2009
	Term to Maturity				Term to Maturity
	Under 1 Year	1 to 5 Years	Over 5 Years	Total	Under 1 Year	1 to 5 Years	Over 5 Years	Total
Over-the-counter contracts:
Interest rate contracts:
Swap contracts	$1,311	$4,882	$11,486	$17,679	$2,304	$6,437	$12,389	$21,130
Options purchased	400	1,985	3,892	6,277	509	1,440	3,628	5,577
Options written	–	–	–	–	425	–	–	425
Foreign exchange contracts:
Forward contracts	2,093	88	155	2,336	2,123	65	167	2,355
Swap contracts	758	3,495	4,894	9,147	432	3,250	4,771	8,453
Other contracts:
Options purchased	1,695	212	–	1,907	2,829	425	–	3,254
Options written	–	–	–	–	1,319	–	–	1,319
Forward contracts	32	66	–	98	32	64	–	96
Swap contracts	234	69	–	303	185	104	–	289
Credit derivatives	–	110	10	120	–	116	10	126
Exchange-traded contracts:
Interest rate contracts:
Futures contracts	1,124	139	–	1,263	855	81	–	936
Foreign exchange contracts:
Futures contracts	302	–	–	302	–	–	–	–
Other contracts:
Futures contracts	3,590	–	–	3,590	3,298	–	–	3,298
Options purchased	607	88	–	695	2	–	–	2
Total notional amount	$12,146	$11,134	$20,437	$43,717	$14,313	$11,982	$20,965	$47,260

The following table provides the fair value of derivative instruments outstanding as at December 31 by term to maturity:

	2010				2009
	Term to Maturity				Term to Maturity
	Under 1 Year	1 to 5 Years	Over 5 Years	Total	Under 1 Year	1 to 5 Years	Over 5 Years	Total
Total asset derivatives	$156	$683	$790	$1,629	$176	$667	$539	$1,382
Total liability derivatives	$(93)	$(177)	$(430)	$(700)	$(235)	$(338)	$(684)	$(1,257)

6.A.iv Asset quality

Our accounting policies for the recording and assessing of impairment are described in Note 1. Details concerning the credit quality of financial instruments held and considered impaired or temporarily impaired as at the current balance sheet date are described in the following sections.

Bonds by credit rating

Investment grade bonds are those rated BBB and above. Our bond portfolio was 96.4% (95.6% in 2009) investment grade based on carrying value. The carrying value of bonds by rating as at December 31 is shown in the following table.

	2010			2009
	Held-for-trading bonds	Available-for-sale bonds	Total	Held-for-trading bonds	Available-for-sale bonds	Total
Bonds by credit rating(1)
AAA	$9,141	$3,155	$12,296	$8,973	$1,752	$10,725
AA	10,125	1,183	11,308	9,163	1,046	10,209
A	17,932	3,291	21,223	16,520	3,485	20,005
BBB	15,484	2,846	18,330	14,797	2,860	17,657
BB and lower	2,071	277	2,348	2,181	530	2,711
Total bonds	$54,753	$10,752	$65,505	$51,634	$9,673	$61,307

(1) Local currency denominated sovereign debts of certain developing countries, used in backing the local liabilities, have been classified as investment grade.

Derivative financial instruments by counterparty credit rating

Derivative instruments are either exchange-traded or over-the-counter contracts negotiated between counterparties. Since counterparty failure in an over-the-counter derivative transaction could render it ineffective for hedging purposes, we generally transact our

Sun Life Financial Inc. Annual Report 2010 Notes to the Consolidated Financial Statements

derivative contracts with highly rated counterparties. In limited circumstances, we will enter into transactions with lower rated counterparties if credit enhancement features are included. As at December 31, 2010, we held assets of $459 ($476 in 2009), pledged as collateral for derivative contracts. The assets pledged are cash, cash equivalents and short-term securities.

The following tables show the derivative financial instruments with a positive fair value as at December 31 split by counterparty credit rating.

	2010
	Gross Positive Replacement Cost(1)	Impact of Master Netting Agreements(2)	Net Replacement Cost(3)
Over-the-counter contracts:
AA	$ 746	$ (133)	$ 613
A	850	(168)	682
Exchange-traded	33	(4)	29
Total	$ 1,629	$ (305)	$ 1,324

	2009
	Gross Positive Replacement Cost(1)	Impact of Master Netting Agreements(2)	Net Replacement Cost(3)
Over-the-counter contracts:
AA	$ 599	$ (166)	$ 433
A	749	(388)	361
Exchange-traded	34	(7)	27
Total	$ 1,382	$ (561)	$ 821

(1)  Used to determine the credit risk exposure if the counterparties were to default. The credit risk exposure is the cost of replacing, at current market rates, all contracts with a positive fair value.

(2)  The credit risk associated with derivative assets subject to master netting arrangements is reduced by derivative liabilities due to the same counterparty in the event of default. Our overall exposure to credit risk reduced through master netting arrangements may change substantially following the reporting date as the exposure is affected by each transaction subject to the arrangement.

(3)  Gross positive replacement cost after netting agreements.

Mortgages and corporate loans past due or impaired

The shaded text and tables in the Investment and Risk Management sections of the MD&A represent part of our disclosure on mortgages and corporate loans past due or impaired. Therefore, these text and tables represent an integral part of our Consolidated Financial Statements for the years ended December 31, 2010 and December 31, 2009.

Impaired mortgages and corporate loans of $8 as at December 31, 2010 ($9 of impaired mortgages as at December 31, 2009) do not have an allowance for losses because, at a minimum, either the fair value of the collateral or the expected future cash flows exceed the carrying value of the mortgage or loan.

The weighted average investment in impaired mortgages and corporate loans, before allowances for losses, was $420 as at December 31, 2010 ($222 in 2009). The carrying value of mortgages and corporate loans that were non-income producing for the preceding 12 months was $108 ($65 in 2009).

Changes in allowances for losses

The changes in the allowances for losses are as follows:

	Mortgages	Corporate Loans	Total
Balance, December 31, 2008	$13	$10	$23
Provision for losses	96	21	117
Write-offs, net of recoveries	–	(21)	(21)
Effect of changes in Currency exchange rates and other adjustments	(3)	–	(3)
Balance, December 31, 2009	106	10	116
Provision for losses	104	11	115
Write-offs, net of recoveries	(13)	–	(13)
Effect of changes in Currency exchange rates and other adjustments	(9)	7	(2)
Balance, December 31, 2010	$188	$28	$216

Restructured mortgages and corporate loans

Mortgages and corporate loans with a carrying value of $151 had their terms renegotiated during the year ended December 31, 2010 ($53 in 2009).

Possession of collateral/foreclosed assets

During 2010, we took possession of the real estate collateral of $22 which we held as security for mortgages ($5 of real estate held as collateral in 2009). These assets are either retained as real estate investments if they comply with our investment policy standards or sold.

Notes to the Consolidated Financial Statements Sun Life Financial Inc. Annual Report 2010

Temporarily impaired available-for-sale assets

The available-for-sale assets disclosed in the following table exhibit evidence of impairment; however, the impairment loss has not been recognized in net income because it is considered temporary. Held-for-trading assets are excluded from the following table, as changes in fair value are recorded in our Consolidated Statements of Operations. Available-for-sale bonds, stocks and other invested assets have generally been identified as temporarily impaired if their amortized cost as at the end of the period was greater than their fair value, resulting in an unrealized loss. Unrealized losses may be due to interest rate fluctuations, widening of credit spreads, general depressed market prices due to current market conditions, and/or depressed fair values in sectors which have experienced unusually strong negative market reactions. In connection with our investment management practices and review of our investment holdings, it is believed that the contractual terms of these investments will be met and/or we have the ability to hold these investments until recovery in value.

	December 31, 2010		December 31, 2009
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available-for-sale bonds	$2,755	$142	$3,369	$371
Available-for-sale stocks(1)	223	16	88	14
Available-for-sale other invested assets(2)	95	12	135	19
Total temporarily impaired financial assets	$3,073	$170	$3,592	$404

(1)  These assets include available-for-sale private equities that are accounted for at cost with a carrying value of $19 as at December 31, 2010 ($2 as at December 31, 2009).

(2)  These assets include available-for-sale limited partnerships and other invested assets that are accounted for at cost with a carrying value of $107 as at December 31, 2010 ($154 as at December 31, 2009).

Other-than-temporarily impaired available-for-sale assets

We wrote down $39 of impaired available-for-sale assets recorded at fair value during 2010 ($185 and $318 in 2009 and 2008). There were no write-downs during 2010 ($3 and $28 in 2009 and 2008) relating to impaired available-for-sale bonds that were part of fair value hedging relationships as described in Note 5D. These write-downs are included in Net gains (losses) on available-for-sale assets in our Consolidated Statements of Operations.

These assets were written down since the length of time that the fair value was less than the cost and the extent and nature of the loss indicated that the fair value would not recover.

We did not reverse any impairment on available-for-sale bonds during 2010 and 2009.

Impairment of held-for-trading assets

We generally maintain distinct asset portfolios for each line of business. Changes in the fair values of these assets are largely offset by changes in the fair value of actuarial liabilities, when there is an effective matching of assets and liabilities. When assets are designated as held-for-trading, the change in fair value arising from impairment is not required to be separately disclosed under Canadian GAAP. The reduction in fair values of held-for-trading assets attributable to impairment results in an increase in actuarial liabilities charged through our Consolidated Statement of Operations for the period.

Non-income producing bonds

The carrying value of non-income producing bonds for the preceding 12 months was $76 ($48 in 2009).

6.B Liquidity risk

Liquidity risk is the risk we will not be able to fund all cash outflow commitments as they fall due. We generally maintain a conservative liquidity position that exceeds anticipated demand liabilities. Our asset-liability management process supports our ability to maintain our financial position by ensuring that sufficient cash flow and liquid assets are available to cover our potential funding requirements. We invest in various types of assets with a view of matching them with our liabilities of various durations. To strengthen our liquidity further, we actively manage and monitor our capital and asset levels, diversification and credit quality of our investments and cash forecasts and actual amounts against established targets. We also maintain liquidity contingency plans for the management of liquidity in the event of a liquidity crisis.

In addition, we maintain standby credit facilities with a variety of banks. The agreements relating to our debt, letters of credit and lines of credit contain typical covenants regarding solvency, credit ratings and other such matters.

We manage liquidity risk through a variety of tools including liquidity policies and operating guidelines, liquidity contingency plans and quarterly stress testing.

Stress testing of our liquidity is performed by comparing liquidity coverage ratios under 1-month and 1-year stress scenarios to our policy thresholds. These liquidity ratios are calculated by dividing net liquidity adjusted assets by liquidity adjusted liabilities. A factor based approach is used for both assets and liabilities, whereby asset factors are applied to asset market values representing the net realizable value upon disposition, and liability factors are applied to the liabilities to reflect the amount which is demandable under the given stress scenarios. Fixed obligations are deducted directly from liquidity adjusted assets when calculating net liquidity adjusted assets as

Sun Life Financial Inc. Annual Report 2010 Notes to the Consolidated Financial Statements

payment of these amounts is more certain. These liquidity ratios are measured and managed at the business segment, and at our consolidated level. Our coverage ratios were higher than the policy thresholds as at December 31, 2010 and December 31, 2009.

7. Goodwill and intangible assets

7.A Goodwill

In addition to acquisitions and dispositions of subsidiaries, transactions with the non-controlling interests also result in increases and decreases to goodwill. There were no write-downs of goodwill due to impairment during 2010, 2009 and 2008.

Changes in goodwill of subsidiaries are as follows:

	SLF Canada	SLF U.S.	SLF Asia	Corporate	Total
Balance, January 1, 2009	$3,481	$1,897	$536	$684	$6,598
Acquisitions (Note 3)	–	–	–	216	216
Dispositions	–	–	–	(8)	(8)
Effect of changes in currency exchange rates	–	(257)	(73)	(57)	(387)
Balance, December 31, 2009	$3,481	$1,640	$463	$835	$6,419
Acquisitions	7	–	–	16	23
Dispositions (Note 3)	(1)	–	–	(319)	(320)
Effect of changes in currency exchange rates	–	(86)	(26)	(32)	(144)
Balance, December 31, 2010	$3,487	$1,554	$437	$500	$5,978
7.B Intangible assets

As at December 31, the components of the intangible assets are as follows:

	2010			2009
	Gross Carrying Amount	Accumulated Amortization	Net Amount	Gross Carrying Amount	Accumulated Amortization	Net Amount
Finite-life intangible assets:
Sales potential of field force	$487	$102	$385	$491	$88	$403
Asset administration contracts	226	76	150	228	69	159
Software and other	167	45	122	144	32	112
	880	223	657	863	189	674
Indefinite-life intangible assets:
Fund management contracts	231	–	231	241	–	241
State licenses	10	–	10	11	–	11
	241	–	241	252	–	252
Total intangible assets	$1,121	$223	$898	$1,115	$189	$926

The write-down of intangible assets due to impairment during 2010 was $7 ($Nil in 2009 and 2008). Amortization of intangible assets recorded in Operating expenses during the year was $40 ($34 in 2009 and $24 in 2008). We expect to record amortization expenses of $44 to Operating expenses each year for each of the next five years.

8. Other assets

Other assets as at December 31 consist of the following:

	2010	2009
Accounts receivable	$1,222	$978
Investment income due and accrued	1,045	1,100
Future income taxes (Note 19)	709	1,054
Deferred acquisition costs	187	167
Prepaid expenses	260	244
Premiums receivable	298	390
Accrued benefit asset (Note 22)	408	405
Capital assets	160	151
Other	13	28
Total other assets	$4,302	$4,517

Amortization of deferred acquisition costs charged to income amounted to $53 in 2010 ($48 and $50 in 2009 and 2008, respectively).

Capital assets are carried at a cost of $770 ($729 in 2009), less accumulated depreciation and amortization of $610 ($578 in 2009). Depreciation and amortization charged to Operating expenses in our Consolidated Statements of Operations totalled $53 in 2010 ($60 and $63 in 2009 and 2008, respectively).

Notes to the Consolidated Financial Statements Sun Life Financial Inc. Annual Report 2010

9. Actuarial liabilities and other policy liabilities

9.A Actuarial policies

Actuarial liabilities and other policy liabilities represent the estimated amounts which, together with estimated future premiums and net investment income, will provide for outstanding claims, estimated future benefits, policyholders’ dividends, taxes (other than income taxes) and expenses on in-force policies.

In calculating actuarial liabilities and other policy liabilities, assumptions must be made about equity market performance, interest rates, asset default, inflation, mortality and morbidity rates, policy terminations, expenses and other factors over the life of our products. The general approaches to the setting of assumptions are described later in this note.

We use best estimate assumptions for expected future experience. Some assumptions relate to events that are anticipated to occur many years in the future and are likely to require subsequent revision. Additional provisions are included in the actuarial liabilities to provide for possible adverse deviations from the best estimates. If the assumption is more susceptible to change or if there is more uncertainty about the underlying best estimate assumption, a correspondingly larger provision is included in the actuarial liabilities.

In determining these provisions, we ensure:

•	when taken one at a time, each provision is reasonable with respect to the underlying best estimate assumption, and the extent of uncertainty present in making that assumption,
•	in total, the cumulative effect of all provisions is reasonable with respect to the total actuarial liabilities.

With the passage of time and resulting reduction in estimation risk, excess provisions are released into income. In recognition of the long-term nature of policy liabilities, the margin for possible deviations generally increases for contingencies further in the future. The best estimate assumptions and margins for adverse deviations are reviewed annually, and revisions are made where deemed necessary and prudent.

We generally maintain distinct asset portfolios for each line of business. To ensure the adequacy of liabilities, we do cash flow testing using several plausible scenarios for future interest rates and economic environments. In each test, asset and liability cash flows are projected. Net cash flows are invested in new assets, if positive, or assets are sold to meet cash needs, in accordance with the assumptions in the test and the standards of the Canadian Institute of Actuaries.

Provision for policyholder dividends

An amount equal to the earned and accrued portion of policyholder dividends including earned and accrued terminal dividends is shown as a provision for policyholder dividends. Actuarial liabilities provide for the payment of policyholder dividends that are forecasted to be paid over the next 12 months and beyond, in excess of dividends earned and accrued. Both liabilities are determined taking into account the scale of dividends approved by the Board. Actuarial liabilities take into account the expectation that future dividends will be adjusted to reflect future experience. Earned and accrued policyholder dividends of $697 are included in Policyholder dividends and interest on claims and deposits in our Consolidated Statements of Operations ($818 in 2009 and $877 in 2008).

9.B Composition of actuarial liabilities and other policy liabilities

The actuarial liabilities and other policy liabilities consist of the following:

As at December 31, 2010	SLF Canada	SLF U.S.	SLF Asia	Corporate(1)	Total
Individual participating life	$15,821	$5,099	$3,503	$2,057	$26,480
Individual non-participating life	3,855	10,297	410	393	14,955
Group life	1,213	208	17	–	1,438
Individual annuities	9,416	8,946	–	4,312	22,674
Group annuities	6,570	2,754	303	–	9,627
Health insurance	6,390	1,079	1	112	7,582
Total actuarial liabilities	43,265	28,383	4,234	6,874	82,756
Add: Other policy liabilities(2)	616	592	90	309	1,607
Actuarial liabilities and other policy liabilities	$43,881	$28,975	$4,324	$7,183	$84,363

As at December 31, 2009	SLF Canada	SLF U.S.	SLF Asia	Corporate(1)	Total
Individual participating life(3)	$14,933	$5,291	$3,034	$2,346	$25,604
Individual non-participating life	3,017	9,317	264	988	13,586
Group life	1,233	215	16	9	1,473
Individual annuities	9,323	10,538	–	4,392	24,253
Group annuities	6,498	3,814	372	–	10,684
Health insurance	5,938	1,077	1	114	7,130
Total actuarial liabilities	40,942	30,252	3,687	7,849	82,730
Add: Other policy liabilities(2)	641	663	77	647	2,028
Actuarial liabilities and other policy liabilities	$41,583	$30,915	$3,764	$8,496	$84,758

(1)  Primarily business from the U.K., life retrocession and run-off reinsurance operations. Includes U.K. of $1,979 ($2,257 in 2009) for Individual participating life; $(10) ($(5) in 2009) for Individual non-participating life; $4,312 ($4,393 in 2009) for Individual annuities and $117 ($121 in 2009) for other policy liabilities.

(2)  Consists of policy benefits payable, provisions for unreported claims, provisions for policyholder dividends, and provisions for experience rating refunds.

(3)  SLF Canada – Individual participating life balance has been restated. Refer to Note 2.

Sun Life Financial Inc. Annual Report 2010 Notes to the Consolidated Financial Statements

9.C Total assets supporting liabilities and equity

The following tables show the total assets supporting total liabilities for the product lines shown (including actuarial and other policy liabilities), and assets supporting equity and other:

	Bonds		Stocks		Mortgages and corporate loans	Real estate	Other	Total
As at December 31, 2010	Held-for- trading	Available- for-sale	Held-for- trading	Available- for-sale

Individual participating life	$15,269	$–	$3,033	$16	$4,076	$3,230	$4,155	$29,779
Individual non-participating life	10,029	420	1,000	20	2,983	353	4,843	19,648
Group life	1,139	–	3	–	995	28	(43)	2,122
Individual annuities	17,398	55	273	–	4,792	9	1,306	23,833
Group annuities	5,630	211	78	4	2,917	161	1,267	10,268
Health insurance	4,787	–	35	–	3,288	117	757	8,984
Equity and other	501	10,066	2	768	460	1,021	13,407	26,225
Total assets	$54,753	$10,752	$4,424	$808	$19,511	$4,919	$25,692	$120,859

	Bonds		Stocks		Mortgages and corporate loans	Real estate	Other	Total
As at December 31, 2009	Held-for- trading	Available- for-sale	Held-for- trading	Available- for-sale

Individual participating life(1)	$14,062	$–	$3,143	$13	$4,124	$3,194	$4,204	$28,740
Individual non-participating life	8,321	442	840	4	2,730	299	5,522	18,158
Group life	1,125	–	3	–	1,007	23	18	2,176
Individual annuities	17,400	55	246	1	5,061	–	2,978	25,741
Group annuities	6,089	277	82	4	3,073	155	1,799	11,479
Health insurance	4,503	–	17	1	3,122	137	733	8,513
Equity and other(1)	134	8,899	–	612	332	1,069	14,238	25,284
Total assets	$51,634	$9,673	$4,331	$635	$19,449	$4,877	$29,492	$120,091

(1) These balances have been restated. Refer to Note 2.

9.D Changes in actuarial liabilities

Changes in actuarial liabilities during the years ended December 31 are as follows:

	2010	2009
Actuarial liabilities, January 1(1)	$82,730	$79,361

Change in liabilities on in-force business(2)	153	2,551
Liabilities arising from new policies	2,664	4,022
Changes in assumptions or methodology(3)	92	1,124
Increase (decrease) in actuarial liabilities	2,909	7,697
Actuarial liabilities before the following:	85,639	87,058
Acquisition (Note 3)	–	986
Dispositions (Note 3)	(569)	–
Effect of changes in currency exchange rates	(2,314)	(5,314)
Actuarial liabilities, December 31	82,756	82,730
Add: Other policy liabilities	1,607	2,028
Actuarial liabilities and other policy liabilities, December 31	$84,363	$84,758

(1)  This balance has been restated. Refer to Note 2.

(2)  Due to the enactment of the Canadian tax rules relating to CICA Handbook Section 3855, an increase in actuarial liabilities of $135 was recorded during the first quarter of 2009. Prior to the enactment of these tax rules, actuarial liabilities included an estimated adjustment to account for income taxes as if these tax rules had, at the time, been enacted.

(3)  See tables below for 2010 and 2009 changes:

Changes in assumptions or methodology – 2010:

Assumption or methodology	Policy liabilities increase (decrease) pre-tax	Description
Mortality / morbidity	$ (249)	Largely due to favourable changes to the mortality basis in Individual Insurance in SLF U.S., Reinsurance in Corporate and mortality/morbidity in our Group businesses in SLF Canada and SLF U.S.
Lapses and other policyholder behaviour	269	Reflects the impact of higher persistency as a result of low interest rates in Individual Insurance in SLF U.S., as well as higher lapse rates on term insurance renewals in SLF Canada.
Expense	52	Impact of reflecting recent experience studies across the Company.
Investment returns	80	Primarily from impact of Company wide revisions to equity and interest rate return assumptions.
Other	(60)	Primarily model refinements to improve the projection of future cash flows.
Total	$ 92

Notes to the Consolidated Financial Statements Sun Life Financial Inc. Annual Report 2010

Changes in assumptions or methodology – 2009:

Assumption or methodology	Policy liabilities increase (decrease) pre-tax	Description
Mortality / morbidity	$ (137)	Improved mortality experience on both life insurance and savings products.
Lapses and other policyholder behaviour	375	Updates to policyholder behaviour assumptions in our individual insurance business.
Expense	119	Impact of reflecting recent experience studies in several of our businesses.
Investment returns	872	Driven primarily from negative impact of the implementation of equity- and interest rate-related actuarial assumption updates in the third quarter of 2009.
Other	(105)
Total	$ 1,124

9.E Fair value of actuarial liabilities, future incomes taxes and deferred net realized gains

Changes in the fair value of assets backing actuarial and other policy liabilities would be substantially offset by a corresponding change in the fair value of the liabilities (including actuarial liabilities and related future income taxes and deferred net realized gains), resulting in limited impact on equity.

9.F Assumptions and measurement uncertainty

The following section includes measures of our estimated net income sensitivity to changes in best estimate assumptions in the actuarial liabilities, based on a starting point and business mix as of December 31, 2010.

Mortality

Mortality refers to the rates at which death occurs for defined groups of people. Insurance mortality assumptions are generally based on our five-year average experience. For annuities, our experience is generally combined with industry experience, since our own experience is not sufficient to be statistically valid. In general, assumed mortality rates for life insurance contracts do not reflect any future expected improvement, except in some instances where the net effect of reflecting future improvement increases the policy liabilities. For annuities where lower mortality rates result in an increase in liabilities, assumed future mortality rates are adjusted to reflect estimated future improvements.

For life insurance products, a 2% increase in the best estimate assumption would decrease net income by about $40. For annuity products for which lower mortality would be financially adverse to us, a 2% decrease in the mortality assumption would decrease net income by about $85.

Morbidity

Morbidity refers to both the rates of accident or sickness and the rates of recovery therefrom. Most of our disability insurance is marketed on a group basis. In Canada and in Asia, we offer critical illness policies on an individual basis, and in Canada, we offer long-term care on an individual basis. Medical stop-loss insurance is offered on a group basis in the United States and Canada. In Canada, group morbidity assumptions are based on our five-year average experience, modified to reflect the trend in recovery rates. For long-term care and critical illness insurance, assumptions are developed in collaboration with our reinsurers and are largely based on their experience. In the United States, our experience is used for both medical stop-loss and disability assumptions, with some consideration for industry experience. Larger provisions for adverse deviation are used for those benefits where experience is limited. For products where the morbidity is a significant assumption, a 5% adverse change in that assumption would reduce net income by about $110.

Asset default

Assumptions related to investment returns include expected future credit losses on fixed income investments. Our past experience and industry experience, as well as specific reviews of the current portfolio, are used to project credit losses.

In addition to the allowances for losses on invested assets outlined in Note 6, the actuarial liabilities include an amount of $2,915 determined on a pre-tax basis to provide for possible future asset defaults and loss of asset value on current assets and on future purchases. The amount excludes defaults that can be passed through to participating policyholders and excludes provisions for losses in the value of equity and real estate assets supporting actuarial liabilities.

Equity market movements and interest rate

The descriptions of the sensitivities that apply to Equity Market Movements and Interest Rate are included in Note 6.

Sun Life Financial Inc. Annual Report 2010 Notes to the Consolidated Financial Statements

Future equity returns

A 100 basis point reduction in assumed future equity and real estate returns would result in an estimated decrease in net income of about $350 to $450.

Policy termination rates

Policyholders may allow their policies to terminate prior to the end of the contractual coverage period by choosing not to continue to pay premiums or by exercising one of the non-forfeiture options in the contract. Assumptions for termination experience on life insurance are generally based on our five-year average experience. Termination rates may vary by plan, age at issue, method of premium payment, and policy duration. For universal life contracts, it is also necessary to set assumptions about premium cessation occurring prior to termination of the policy. Industry experience is considered for certain products where our experience is not sufficient to be statistically valid.

For individual life insurance products where fewer terminations would be financially adverse to us, a 10% decrease in the termination rate assumption would decrease net income by about $225. For products where more terminations would be financially adverse to us, a 10% increase in the termination rate assumption would decrease net income by about $80.

Operating expenses and inflation

Actuarial liabilities provide for future policy-related expenses. These include the costs of premium collection, claims adjudication and processing, actuarial calculations, preparation and mailing of policy statements and related indirect expenses and overheads. Expense assumptions are mainly based on our recent experience using an internal expense allocation methodology. Future expense assumptions reflect inflation. The sensitivity of actuarial liabilities to a 5% increase in unit expenses would result in a decrease in net income of about $140.

9.G Reinsurance agreements

Reinsurance is used primarily to limit exposure to large losses. We have an individual life insurance retention policy and limits which require that such arrangements be placed with well-established, highly rated reinsurers. Coverage is well-diversified and controls are in place to manage exposure to reinsurance counterparties. While reinsurance arrangements provide for the recovery of claims arising from the liabilities ceded, we retain primary responsibility to the policyholders. In addition, we assumed by retrocession a substantial amount of business from reinsurers which was sold on December 31, 2010 as described further in Note 3. The effect of these reinsurance arrangements on premiums and payments to policyholders, beneficiaries and depositors is summarized as follows:

For the years ended December 31	2010	2009	2008
Premiums:
Direct premiums	$14,324	$16,193	$14,124
Reinsurance assumed	554	797	585
Reinsurance ceded	(1,380)	(1,480)	(1,122)
	$13,498	$15,510	$13,587
Payments to policyholders, beneficiaries and depositors:
Direct payments	$13,423	$14,112	$13,863
Reinsurance assumed	667	689	657
Reinsurance ceded	(1,012)	(1,344)	(745)
	$13,078	$13,457	$13,775

Actuarial liabilities as at December 31 are shown net of ceded reinsurance of $3,158 in 2010 ($2,532 in 2009).

9.H Role of the Appointed Actuary

The Appointed Actuary is appointed by the Board and is responsible for ensuring that the assumptions and methods used in the valuation of policy liabilities are in accordance with accepted actuarial practice, applicable legislation and associated regulations or directives.

The Appointed Actuary is required to provide an opinion regarding the appropriateness of the policy liabilities at the balance sheet date. Examination of supporting data for accuracy and completeness and analysis of our assets for their ability to support the amount of policy liabilities are important elements of the work required to form this opinion.

The Appointed Actuary is required each year to analyze the financial condition of the Company and prepare a report for the Board. The 2010 analysis tested our capital adequacy until December 31, 2014, under various adverse economic and business conditions. The Appointed Actuary reviews the calculation of our Canadian capital and surplus requirements. In addition, our foreign operations and foreign subsidiaries must comply with local capital requirements in each of the jurisdictions in which they operate. These conditions affect our ability to distribute our retained earnings. We calculated an appropriation of retained earnings of $4,306 ($4,829 in 2009).

Notes to the Consolidated Financial Statements Sun Life Financial Inc. Annual Report 2010

10. Capital management

Our capital base is structured to exceed regulatory and internal capital targets and maintain strong credit ratings while maintaining a capital efficient structure and desired capital ratios. We strive to achieve an optimal capital structure by balancing the use of debt and equity financing. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business, as well as at the business group level under the principles appropriate to the jurisdiction in which we operate. We manage the capital for all of our subsidiaries in a manner commensurate with their individual risk profiles.

The Board is responsible for the annual review and approval of our capital plan. The capital risk policy establishes policies, operating guidelines and procedures that govern the management of capital. The Risk Review Committee of the Board of Directors reviews and approves SLF Inc.’s capital risk policy annually. Corporate Treasury and Risk Management are responsible for the design and implementation of the capital risk policy.

This policy is designed to ensure that adequate capital is maintained to provide the flexibility necessary to take advantage of growth opportunities, to support the risks associated with our businesses and to optimize return to our shareholders. This policy is also intended to provide an appropriate level of risk management over capital adequacy risk, which is defined as the risk that capital is not or will not be sufficient to withstand adverse economic conditions, to maintain financial strength or to allow us and our subsidiaries to take advantage of opportunities for expansion.

As an insurance holding company, SLF Inc. is expected to manage its capital in a manner commensurate with its risk profile and control environment. For purposes of determining required capital under the capital risk metrics, the risk component factors for significant foreign life subsidiaries are not included in the Insurance Holding Company’s total capital required. OSFI may intervene and assume control of an Insurance Holding Company or a Canadian life insurance company if it deems the amount of available capital insufficient. Capital requirements may be adjusted by OSFI in the future, as experience develops or the risk profile of Canadian life insurers changes or to reflect other risks. SLF Inc. was above its minimum internal targets as at December 31, 2010 and December 31, 2009.

Sun Life Assurance is subject to the Minimum Continuing Capital Surplus Requirements (“MCCSR”) capital rules for a life insurance company in Canada. We generally expect to maintain an MCCSR ratio for Sun Life Assurance at or above 200%. From time to time, during adverse economic conditions and periods of high market volatility, Sun Life Assurance may maintain an MCCSR ratio in the range of 180% to 200%. Sun Life Assurance’s MCCSR ratio as at December 31, 2010 and December 31, 2009, was above the minimum levels that would require any regulatory or corrective action. Significant foreign life subsidiaries that are not subject to the MCCSR rules are expected to comply with the capital adequacy requirements imposed in the foreign jurisdictions in which they operate. Our principal operating life insurance subsidiary in the United States, Sun Life Assurance Company of Canada (U.S.), qualifies as a significant foreign life subsidiary. Sun Life Assurance Company of Canada (U.S.) is subject to the risk-based capital rules issued by the National Association of Insurance Commissioners (“NAIC”), which measures exposures to investment risk, insurance risk, interest rate and other market risks and general business risk. The risk-based capital of Sun Life Assurance Company of Canada (U.S.) was above the minimum regulatory level as at December 31, 2010 and December 31, 2009.

In addition, other foreign operations and foreign subsidiaries of SLF Inc. must comply with local capital or solvency requirements in the jurisdictions in which they operate. We maintained capital levels above minimum local requirements as at December 31, 2010 and December 31, 2009.

Our capital base consists mainly of common shareholders’ equity, participating policyholders’ equity, preferred shareholders’ equity and certain other capital securities (that qualify as regulatory capital).

As at December 31	2010	2009
Equity:
Participating policyholders’ equity	$114	$107
Preferred shareholders’ equity	2,015	1,741
Common shareholders’ equity(1)	16,230	15,489
Total equity	$18,359	$17,337
Other capital securities:
Subordinated debt	$2,741	$3,048
Trust Capital Securities(2)	1,644	1,644
Total other capital securities	4,385	4,692
Total capital	$22,744	$22,029

(1)  Unrealized gains and losses on cash flow hedges and available-for-sale debt securities are excluded from regulatory capital.

(2)  Trust Capital Securities are Sun Life ExchangEable Capital Securities issued by Sun Life Capital Trust and Sun Life Capital Trust II (Note 11). These trusts are VIEs that are not consolidated by us.

The significant changes in capital are included in the following notes on Senior debentures, Subordinated debt and Share capital.

Sun Life Financial Inc. Annual Report 2010 Notes to the Consolidated Financial Statements

11. Senior debentures

The following obligations are included in Senior debentures as at December 31:

	Currency of Borrowing	Interest Rate	Earliest Par Call Date		Maturity	2010	2009
Sun Life Assurance debentures(1)
Issued to Sun Life Capital Trust (“SLCT I”)
Series A issued October 19, 2001	Cdn. dollars	6.87%	December 31, 2011	(2)	2031	$960	$960
Series B issued June 25, 2002	Cdn. dollars	7.09%	June 30, 2032	(2)	2052	200	200
Issued to Sun Life Capital Trust II (“SLCT II”)
Series C issued November 20, 2009(3)	Cdn. dollars	6.06%	December 31, 2019	(4)	2108	500	500
SLF Inc. senior unsecured debentures
Series A issued November 23, 2005(5)	Cdn. dollars	4.80%	November 23, 2015	(6)	2035	600	600
Series B issued March 13, 2006(7)	Cdn. dollars	4.95%	June 1, 2016	(6)	2036	700	700
Series B issued February 26, 2007(7)	Cdn. dollars	4.95%	June 1, 2016	(6)	2036	251	251
Series C issued July 11, 2006(8)	Cdn. dollars	5.00%	July 11, 2011	(6)	2031	300	300
Series D issued June 30, 2009	Cdn. dollars	5.70%	n/a	(9)	2019	300	300
						$3,811	$3,811
Fair value						$4,021	$3,987

(1)  The Sun Life Assurance debentures were issued to SLCT I and SLCT II, which are VIEs that are not consolidated by us. SLCT I and SLCT II issued innovative capital securities and used the proceeds from the issuances to purchase the Sun Life Assurance debentures. The Sun Life Assurance debentures qualify as regulatory capital, and are further described in this Note.

(2)  This debenture may be redeemed, at the option of the issuer. Prior to the date noted, the redemption price is the greater of par and a price based on the yield of a corresponding Government of Canada bond; from the date noted, the redemption price is par. This debenture may also be redeemed at par at any time upon the occurrence of a Regulatory Event or Tax Event, as described in the debenture. Redemption of this debenture is subject to regulatory approval.

(3)  On December 31, 2019, and every fifth anniversary thereafter (“Interest Reset Date”), the interest rate will reset to an annual rate equal to the five-year Government of Canada bond yield plus 3.60%.

(4)  This debenture may be redeemed on or after December 31, 2014, at the option of the issuer. Prior to the date noted or on any date that is not an Interest Reset Date, the redemption price is the greater of par and a price based on the yield of a corresponding Government of Canada bond; the redemption price is par if redemption occurs on an Interest Reset Date. This debenture may also be redeemed at par at any time upon the occurrence of a Regulatory Event or Tax Event, as described in the debenture. Redemption of this debenture is subject to regulatory approval.

(5)  From November 23, 2015, interest is payable at 1% over the 90-day Bankers’ Acceptance Rate.

(6)  The relevant debenture may be redeemed, at par, on an interest payment date on or after the date noted, at the option of the issuer.

(7)  From June 1, 2016, interest is payable at 1% over the 90-day Bankers’ Acceptance Rate.

(8)  From July 11, 2011, interest is payable at 1% over the 90-day Bankers’ Acceptance Rate.

(9)  The relevant debenture may be redeemed, at the option of the issuer. The redemption price is the greater of par and a price based on the yield of a corresponding Government of Canada bond.

Fair value is based on market price for the same or similar instruments as appropriate. Interest expense for senior debentures was $218, $182 and $170 for 2010, 2009 and 2008, respectively.

All senior unsecured debentures of SLF Inc. are direct senior unsecured obligations of SLF Inc. and rank equally with all other unsecured and unsubordinated indebtedness of SLF Inc.

Trust Capital Securities

Innovative capital instruments, Sun Life ExchangEable Capital Securities (“SLEECS”), have been issued through SLCT I and SLCT II (the “SL Capital Trusts”), special purpose entities established as trusts under the laws of Ontario.

SLCT I issued Sun Life ExchangEable Securities – Series A (“SLEECS A”) and Sun Life ExchangEable Securities – Series B (“SLEECS B”), which are classes of units that represent an undivided beneficial ownership interest in the assets of that trust. SLEECS A and SLEECS B are non-voting except in certain limited circumstances. Holders of SLEECS A and SLEECS B are eligible to receive semi-annual non-cumulative fixed cash distributions. SLCT II issued Sun Life ExchangEable Capital Securities – Series 2009-1 (“SLEECS 2009-1”), which are subordinated unsecured debt obligations. Holders of SLEECS 2009-1 are eligible to receive semi-annual interest payments. The proceeds of the issuances of SLEECS A, SLEECS B and SLEECS 2009-1 were used by the SL Capital Trusts to purchase senior debentures of Sun Life Assurance.

The SLEECS are structured with the intention of achieving Tier 1 regulatory capital treatment for SLF Inc. and Sun Life Assurance and, as such, have features of equity capital. No interest payments or distributions will be paid in cash by the SL Capital Trusts on the SLEECS if Sun Life Assurance fails to declare regular dividends (i) on its Class B Non-Cumulative Preferred Shares Series A, or (ii) on its public preferred shares, if any are outstanding (“Missed Dividend Event”). In the case of the SLEECS 2009-1, if a Missed Dividend Event occurs or if an interest payment is not made in cash on the SLEECS 2009-1 for any reason, including at the election of Sun Life Assurance, holders of the SLEECS 2009-1 will be required to invest interest paid on the SLEECS 2009-1 in non-cumulative perpetual preferred shares of Sun Life Assurance. In the case of the SLEECS A and SLEECS B, if a Missed Dividend Event occurs, the net distributable funds of SLCT I will be distributed to Sun Life Assurance as the holder of Special Trust Securities of that trust. If the SL Capital Trusts fail to pay in cash the semi-annual interest payments or distributions on the SLEECS in full for any reason other than a Missed Dividend Event, then, for a specified period of time, Sun Life Assurance will not declare dividends of any kind on any of its public preferred shares, and if no such public preferred shares are outstanding, SLF Inc. will not declare dividends of any kind on any of its preferred shares or common shares.

Notes to the Consolidated Financial Statements Sun Life Financial Inc. Annual Report 2010

Each SLEECS A or SLEECS B and each $1,000 principal amount of SLEECS 2009-1 will be automatically exchanged for 40 non-cumulative perpetual preferred shares of Sun Life Assurance if any one of the following events occurs: (i) proceedings are commenced or an order is made for the winding-up of Sun Life Assurance; (ii) OSFI takes control of Sun Life Assurance or its assets; (iii) Sun Life Assurance’s Tier 1 capital ratio is less than 75% or its MCCSR ratio is less than 120%; or (iv) OSFI directs Sun Life Assurance to increase its capital or provide additional liquidity and Sun Life Assurance either fails to comply with such direction or elects to have the SLEECS automatically exchanged (“Automatic Exchange Event”). Upon an Automatic Exchange Event, former holders of the SLEECS will cease to have any claim or entitlement to distributions, interest or principal against the issuing SL Capital Trust and will rank as preferred shareholders of Sun Life Assurance in a liquidation of Sun Life Assurance.

According to OSFI guidelines, innovative capital instruments can comprise up to 15% of net Tier 1 capital with an additional 5% eligible for Tier 2B capital. As at December 31, 2010, for regulatory capital purposes of Sun Life Assurance, $1,442 (2009 – $1,300, 2008 –$1,150) represents Tier 1 capital, and $202 (2009 – $344, 2008 – $nil) represents Tier 2B capital.

The SL Capital Trusts are variable interest entities under CICA Handbook Accounting Guideline 15, Consolidation of Variable Interest Entities (AcG-15). SLF Inc. is not exposed to the majority of any SL Capital Trust expected losses or expected residual returns and therefore is not the primary beneficiary under AcG-15. Accordingly, SLF Inc. does not consolidate the SL Capital Trusts, and the SLEECS are not reported on our Consolidated Balance Sheets of SLF Inc. However, the senior debentures issued by Sun Life Assurance to the SL Capital Trusts are reported under Senior Debentures and interest expense is recognized on the senior debentures.

The table below presents additional significant terms and conditions of the SLEECS.

Issuer	Issuance date	Distribution or interest payment dates	Annual yield		Redemption date at the issuer’s option	Conversion date at the holder’s option	2010 Principal amount	2009 Principal amount	2008 Principal amount
Sun Life Capital Trust(1),(2),(3),(4)
950 SLEECS A	October 19, 2001	June 30, December 31	6.865%		December 31, 2006	Any time	$950	$950	$950
200 SLEECS B	June 25, 2002	June 30, December 31	7.093%		June 30, 2007	Any time	$200	$200	$200
							$1,150	$1,150	$1,150

Sun Life Capital Trust II(1),(2)
500 SLEECS 2009-1	November 20, 2009	June 30, December 31	5.863%	(5)	December 31, 2014	No conversion option	$500	$500	–

(1)  Subject to the approval of OSFI, (i) the SL Capital Trusts may, in whole or in part, on the redemption date specified above or on any distribution date thereafter, or in the case of SLCT II, on any date thereafter, redeem any outstanding SLEECS without the consent of the holders, and (ii) upon occurrence of a regulatory event or a tax event (as defined), prior to the redemption date specified above, the SL Capital Trusts may redeem all, but not part of, any class of SLEECS without the consent of the holders.

(2)  The SLEECS A may be redeemed for cash equivalent to (i) the greater of the Early Redemption Price or the Redemption Price if the redemption occurs prior to December 31, 2011 or (ii) the Redemption Price if the redemption occurs on or after December 31, 2011. The SLEECS B may be redeemed for cash equivalent to (i) the greater of the Early Redemption Price or the Redemption Price if the redemption occurs prior to June 30, 2032 or (ii) the Redemption Price if the redemption occurs on or after June 30, 2032. Redemption Price refers to an amount equal to $1,000 plus the unpaid distributions, other than unpaid distributions resulting from a Missed Dividend Event, to the redemption date. Early Redemption Price refers to the price calculated to provide an annual yield, equal to the yield of a Government of Canada bond issued on the redemption date that (i) in the case of the SLEECS A, has a maturity date of December 31, 2011, plus 37 basis points, or (ii) in the case of the SLEECS B, has a maturity date of June 30, 2032, plus 32 basis points, and in each case plus the unpaid distributions, other than unpaid distributions resulting from a Missed Dividend Event, to the redemption date. The SLEECS 2009-1 may be redeemed for cash equivalent to, on any day that is not an Interest Rate Reset Date, accrued and unpaid interest on the SLEECS 2009-1 plus the greater of par and a price calculated to provide an annual yield equal to the yield of a Government of Canada bond maturing on the next Interest Reset Date plus (i) 0.60% if the redemption date is prior to December 31, 2019 or (ii) 1.20% if the redemption date is any time after December 31, 2019. On an Interest Rate Reset Date, the redemption price is equal to par plus accrued and unpaid interest on the SLEECS 2009-1.

(3)  The non-cumulative perpetual preferred shares of Sun Life Assurance issued upon an Automatic Exchange Event in respect of the SLEECS A and SLEECS B will become convertible, at the option of the holder, into a variable number of common shares of SLF Inc. on distribution dates on or after June 30, 2012 in respect of the SLEECS A and on distribution dates on or after December 31, 2032 in respect of the SLEECS B.

(4)  Holders of SLEECS A and SLEECS B may exchange, at any time, all or part of their holdings of SLEECS A or SLEECS B at a price for each SLEECS of 40 non-cumulative perpetual preferred shares of Sun Life Assurance. SLCT I will have the right, at any time before the exchange is completed, to arrange for a substituted purchaser to purchase SLEECS tendered for surrender to SLCT I so long as the holder of the SLEECS so tendered has not withheld consent to the purchase of its SLEECS. Any non-cumulative perpetual preferred shares issued in respect of an exchange by the holders of SLEECS A or SLEECS B will become convertible, at the option of the holder, into a variable number of common shares of SLF Inc. on distribution dates on or after June 30, 2012 in respect of the SLEECS A and on distribution dates on or after December 31, 2032 in respect of the SLEECS B.

(5)  Holders of SLEECS 2009-1 are eligible to receive semi-annual interest payments at a fixed rate until December 31, 2019. The interest rate on the SLEECS 2009-1 will reset on December 31, 2019 and every fifth anniversary thereafter to equal the five-year Government of Canada bond yield plus 3.40%.

Sun Life Financial Inc. Annual Report 2010 Notes to the Consolidated Financial Statements

12. Other liabilities

12.A Composition of other liabilities

Other liabilities as at December 31 consist of the following:

	2010	2009
Accounts payable	$1,586	$1,313
Bank overdrafts	209	20
Bond repurchase agreements	994	1,006
Accrued expenses and taxes	821	566
Borrowed funds	280	321
Senior financing	1,385	1,383
Future income taxes (Note 19)	80	58
Accrued benefit liability (Note 22)	466	473
Other	341	292
Total other liabilities	$6,162	$5,432

12.B Bond repurchase agreements

We enter into bond repurchase agreements for operational funding and liquidity purposes. Bond repurchase agreements have maturities ranging from 4 to 82 days, averaging 54 days, and bear interest at rates averaging 1.06% as at December 31, 2010 (0.28% in 2009). As at December 31, 2010, we had assets with a total fair value of $994 ($1,006 in 2009), pledged as collateral for the bond repurchase agreements.

12.C Borrowed funds

The following obligations as at December 31 are included in borrowed funds in the table in Note 12A.

	Currency of borrowing	Maturity	2010	2009
Encumbrances on real estate	Cdn. dollars	2011-2028	$160	$184
	U.S. dollars	2011-2028	120	137
Total borrowed funds			$280	$321

The aggregate maturities of encumbrances on real estate are included in Note 6B.

Interest expense for the borrowed funds was $17, $20 and $22 for 2010, 2009 and 2008, respectively.

12.D Senior financing

On November 8, 2007, a VIE consolidated by SLF Inc. issued a U.S. $1,000 variable principal floating rate certificate (the “Certificate”) to a financial institution (the “Lender”). At the same time, Sun Life Assurance Company of Canada-U.S. Operations Holdings, Inc. (“U.S. Holdings”), a subsidiary of SLF Inc., entered into an agreement with the Lender, pursuant to which U.S. Holdings will bear the ultimate obligation to repay the outstanding principal amount of the Certificate and be obligated to make quarterly interest payments at three-month LIBOR plus a fixed spread. The VIE issued additional certificates after the initial issuance in subsequent years, totaling to U.S. $390, of which U.S. $75 and U.S. $200 of certificates during 2010 and 2009, respectively. Total collateral posted per the financing agreement was U.S. $11 and U.S. $25 at December 31, 2010 and December 31, 2009, respectively.

The maximum capacity of this agreement is U.S. $2,500. The agreement expires on November 8, 2037 and the maturity date may be extended annually for an additional one-year period upon the mutual agreement of the parties, provided such date is not beyond November 8, 2067.

The agreement could be cancelled or unwound at the option of U.S. Holdings in whole or in part from time to time, or in whole under certain events. If the agreement is cancelled before November 8, 2015, U. S. Holdings may be required to pay a make-whole amount based on the present value of expected quarterly payments between the cancellation date and November 8, 2015.

For the year ended December 31, 2010, we recorded $14 of interest expense relating to this obligation ($22 and $48 in 2009 and 2008, respectively). The fair value of the obligation is $1,010 ($1,069 in 2009), based on market prices for the same or similar instruments as appropriate.

Notes to the Consolidated Financial Statements Sun Life Financial Inc. Annual Report 2010

13. Subordinated debt

The following obligations are included in Subordinated debt as at December 31 and qualify as capital for Canadian regulatory purposes:

	Currency	Interest Rate	Earliest Par Call date(1)	Maturity	2010	2009
Sun Life Assurance:
Issued May 15, 1998(2)	Cdn. dollars	6.30%	–	2028	$150	$150
Issued October 12, 2000(3)	Cdn. dollars	6.65%	October 12, 2010	2015	–	300
Issued June 25, 2002(4)	Cdn. dollars	6.15%	June 30, 2012	2022	800	800

Sun Life Financial Inc.:
Issued May 29, 2007(5)	Cdn. dollars	5.40%	May 29, 2037	2042	398	398
Issued January 30, 2008(6)	Cdn. dollars	5.59%	January 30, 2018	2023	398	398
Issued June 26, 2008(7)	Cdn. dollars	5.12%	June 26, 2013	2018	349	348
Issued March 31, 2009(8)	Cdn. dollars	7.90%	March 31, 2014	2019	497	496

Sun Canada Financial:
Issued December 15, 1995(9)	U.S. dollars	7.25%	n/a	2015	149	158
Total					$2,741	$3,048

Fair value					$2,874	$3,202

(1)  The relevant debenture may be redeemed, at the option of the issuer. Prior to the date noted, the redemption price is the greater of par and a price based on the yield of a corresponding Government of Canada bond; from the date noted, the redemption price is par and redemption may only occur on a scheduled interest payment date. Redemption of all subordinated debentures is subject to regulatory approval. The notes issued by Sun Canada Financial are not redeemable prior to maturity.

(2)  Designated as 6.30% Debentures, Series 2, due 2028. Issued by The Mutual Life Assurance Company of Canada, which thereafter changed its name to Clarica Life Insurance Company (“Clarica”). Clarica was amalgamated with Sun Life Assurance effective December 31, 2002.

(3)  Designated as 6.65% Debentures, Series 3, due 2015. Issued by Clarica, and redeemed on October 12, 2010.

(4)  Designated as 6.15% Debentures due June 30, 2022. From June 30, 2012, interest is payable at 1.54% over the 90-day Bankers’ Acceptance Rate.

(5)  Designated as Series 2007-1 Subordinated Unsecured 5.40% Fixed/Floating Debentures due 2042. From May 29, 2037, interest is payable at 1.00% over the 90-day Bankers’ Acceptance Rate.

(6)  Designated as Series 2008-1 Subordinated Unsecured 5.59% Fixed/Floating Debentures due 2023. From January 30, 2018, interest is payable at 2.10% over the 90-day Bankers’ Acceptance Rate.

(7)  Designated as Series 2008-2 Subordinated Unsecured 5.12% Fixed/Floating Debentures due 2018. From June 26, 2013, interest is payable at 2.00% over the 90-day Bankers’ Acceptance Rate.

(8)  Designated as Series 2009-1 Subordinated Unsecured 7.90% Fixed/Floating Debentures due 2019. From March 31, 2014, interest is payable at 7.15% over the 90-day Bankers’ Acceptance Rate.

(9)  Designated as 7¼% Subordinated Notes due December 15, 2015.

Fair value is based on market prices for the same or similar instruments as appropriate. Interest expense on subordinated debt was $188, $183 and $142 for 2010, 2009 and 2008, respectively.

14. Non-controlling interests in subsidiaries

Non-controlling interests in subsidiaries in our Consolidated Balance Sheets and Non-controlling interests in net income of subsidiaries in our Consolidated Statements of Operations for 2010, 2009 and 2008, consist of non-controlling interests in MFS and McLean Budden Limited.

15. Share capital

The authorized share capital of SLF Inc. consists of the following:

•

An unlimited number of common shares without nominal or par value. Each common share is entitled to one vote at meetings of the shareholders of SLF Inc. There are no pre-emptive, redemption, purchase or conversion rights attached to the common shares.

•

An unlimited number of Class A and Class B non-voting preferred shares, issuable in series. The Board is authorized before issuing the shares, to fix the number, the consideration per share, the designation of, and the rights and restrictions of the Class A and Class B shares of each series, subject to the special rights and restrictions attached to all the Class A and Class B shares. The Board has authorized nine series of Class A non-voting preferred shares, seven of which are outstanding.

The common and preferred shares qualify as capital for Canadian regulatory purposes, and are included in Note 10.

Sun Life Financial Inc. Annual Report 2010 Notes to the Consolidated Financial Statements

15.A Common Shares

The changes in shares issued and outstanding common shares for the year ended December 31 are as follows:

	2010		2009		2008
Common shares (in millions of shares )	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Balance, January 1	564	$7,126	560	$6,983	564	$7,033
Stock options exercised (Note 18)	1	18	–	7	1	10
Common shares purchased for cancellation(1)	–	–	–	–	(5)	(60)
Shares issued under dividend reinvestment and share purchase plan(2)	9	263	4	136	–	–
Balance, December 31	574	$7,407	564	$7,126	560	$6,983

(1)  SLF Inc. purchased and cancelled common shares under a normal course issuer bid program during 2008. Under this program, SLF Inc. purchased common shares for cancellation through the facilities of the Toronto Stock Exchange (“TSX”). Common shares were repurchased at an average price of $45.30 per share for a total amount of $217, $60 of which was allocated to common shares with the remaining $157 allocated to retained earnings in our Consolidated Statement of Equity. The amount recorded to common shares is based on the average cost per common share.

(2)  Under SLF Inc.’s Canadian Dividend Reinvestment and Share Purchase Plan, Canadian-resident common and preferred shareholders may choose to have their dividends automatically reinvested in common shares and may also purchase common shares for cash. For dividend reinvestments, SLF Inc. may, at its option, issue common shares from treasury at a discount of up to 5% to the volume weighted average trading price or direct that common shares be purchased for participants through the TSX at the market price. Common shares acquired by participants through optional cash purchases may be issued from treasury or purchased through the TSX at SLF Inc.’s option, in either case at no discount. The common shares issued from treasury for dividend reinvestments during 2010 and 2009 were issued at a discount of 2%. An insignificant number of common shares were issued from treasury for optional cash purchases at no discount.

15.B Preferred shares

The changes in issued and outstanding preferred shares for the year ended December 31 are as follows:

	2010		2009		2008
Class A Preferred shares (in millions of shares)	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Balance, January 1	71	$1,741	61	$1,495	61	$1,495
Issued, Series 6R	–	–	10	250	–	–
Issued, Series 8R	11	280	–	–	–	–
Issuance costs, net of taxes	–	(6)	–	(4)	–	–
Balance, December 31	82	$2,015	71	$1,741	61	$1,495

Further information on the preferred shares outstanding as at December 31, 2010, is as follows:

Class A Preferred shares (in millions of shares)	Issue Date	Dividend Rate	Earliest redemption date(1)	Number of shares	Face Amount	Net Amount(2)
Series 1	February 25, 2005	4.75%	March 31, 2010(3)	16	$400	$394
Series 2	July 15, 2005	4.80%	September 30, 2010(3)	13	325	318
Series 3	January 13, 2006	4.45%	March 31, 2011(3)	10	250	245
Series 4	October 10, 2006	4.45%	December 31, 2011(3)	12	300	293
Series 5	February 2, 2007	4.50%	March 31, 2012(3)	10	250	245
Series 6R(4)	May 20, 2009	6.00%	June 30, 2014(5)	10	250	246
Class A, Series 8R(6)	May 25, 2010	4.35%	June 30, 2015(7)	11	280	274
Total Preferred shares				82	$2,055	$2,015

(1)   Redemption of all preferred shares is subject to regulatory approval.

(2)  Net of after-tax issuance costs.

(3)  On or after the earliest redemption date, SLF Inc. may redeem these shares in whole or in part, at a premium that declines from 4% of the par amount to Nil over the next following four years.

(4)  On June 30, 2014, and every five years thereafter, the annual dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus 3.79%. Holders of the Series 6R Shares will have the right, at their option, to convert their Series 6R Shares into Class A Non-Cumulative Floating Rate Preferred Shares Series 7QR (“Series 7QR Shares”) on June 30, 2014 and every five years thereafter. Holders of Series 7QR Shares will be entitled to receive fixed non-cumulative quarterly dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 3.79%.

(5)  On June 30, 2014 and June 30 each fifth year thereafter, SLF Inc. may redeem these shares in whole or in part, at par.

(6)  On June 30, 2015, and every five years thereafter, the annual dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus 1.41%. Holders of the Series 8R Shares will have the right, at their option, to convert their Series 8R Shares into Class A Non-Cumulative Floating Rate Preferred Shares Series 9QR (“Series 9QR Shares”) on June 30, 2015 and every five years thereafter. Holders of Series 9QR Shares will be entitled to receive fixed non-cumulative quarterly dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 1.41%.

(7)  On June 30, 2015 and June 30 each fifth year thereafter, SLF Inc. may redeem these shares in whole or in part, at par.

16. Operating expenses

Operating expenses for the years ended December 31 consist of the following:

	2010	2009	2008
Compensation costs	$2,002	$1,885	$1,789
Premises and equipment costs	263	257	247
Capital asset depreciation and amortization (Note 8)	53	60	63
Other	1,086	974	904
Total operating expenses	$3,404	$3,176	$3,003

Notes to the Consolidated Financial Statements Sun Life Financial Inc. Annual Report 2010

17. Earnings (loss) per share

Details of the calculation of the net income (loss) and the weighted average number of shares used in the earnings per share computations for the years ended December 31 are as follows:

	2010	2009	2008
Common shareholders’ net income (loss)	$1,583	$534	$785
Less: Effect of stock awards of subsidiaries(1)	12	6	14
Common shareholders’ net income (loss) on a diluted basis	$1,571	$528	$771
Weighted average number of shares outstanding for basic earnings per share (in millions)	568	561	561
Add: Adjustments relating to the dilutive impact of stock options(2)	2	1	1
Weighted average number of shares outstanding on a diluted basis (in millions)	570	562	562
Basic earnings (loss) per share	$2.79	$0.95	$1.40
Diluted earnings (loss) per share	$2.76	$0.94	$1.37

(1)  A subsidiary of SLF Inc. grants stock options exercisable for shares of the subsidiary and restricted stock awards of the subsidiary. If these outstanding stock options were exercised and the restricted stock awards were fully vested, we would record an increase in non-controlling interests, and therefore, a reduction in common shareholders’ net income.

(2)  The effect of stock options is calculated based on the treasury stock method requirements, which assume that unrecognized compensation as well as any proceeds from the exercise of the options would be used to purchase common shares at the average market prices during the period. Only stock options exercisable for shares of SLF Inc. are included in the adjustment relating to the dilutive impact of stock options.

18. Stock-based compensation

18.A Stock option plans

SLF Inc. granted stock options to certain employees and directors under the Executive Stock Option Plan and the Director Stock Option Plan and to all eligible employees under the Special 2001 Stock Option Award Plan. These options are granted at the closing price of the common shares on the TSX on the grant date for stock options granted after January 1, 2007, and the closing price of the trading day preceding the grant date for stock options granted before January 1, 2007. The options granted under the stock option plans generally vest over a four-year period under the Executive Stock Option Plan; two years after the grant date under the Special 2001 Stock Option Award Plan; and over a two-year period under the Director Stock Option Plan. All options have a maximum exercise period of 10 years. The maximum numbers of common shares that may be issued under the Executive Stock Option Plan, the Special 2001 Stock Option Award Plan and the Director Stock Option Plan are 29,525,000 shares, 1,150,000 shares and 150,000 shares, respectively. Effective April 2, 2003, grants under the Director Stock Option Plan were discontinued.

The activities in the stock option plans for the years ended December 31 are as follows:

	2010		2009		2008
	Number of Stock Options (Thousands)	Weighted Average Exercise Price	Number of Stock Options (Thousands)	Weighted Average Exercise Price	Number of Stock Options (Thousands)	Weighted Average Exercise Price
Balance, January 1	13,191	$32.27	10,030	$37.81	8,168	$35.98
Granted	2,861	30.21	4,291	20.44	2,355	40.47
Exercised	(690)	20.83	(255)	23.30	(306)	24.99
Forfeited	(1,169)	37.69	(875)	34.85	(187)	47.40
Balance, December 31	14,193	$31.87	13,191	$32.27	10,030	$37.81
Exercisable, December 31	7,467	$35.03	6,644	$35.14	5,911	$33.24

The average share price at the date of exercise of stock options for the year ended December 31, 2010 was $29.65 ($30.73 for 2009).

The aggregate intrinsic value, which is the difference between the market price of a common share and the exercise price of the stock option, for options exercisable as at December 31, 2010 is $19. For options where the exercise price is greater than the market price of a common share, the intrinsic value is zero. The aggregate intrinsic value of options exercised in 2010 was $6 ($2 and $6 for 2009 and 2008, respectively). As at December 31, 2010, the number of stock options vested and expected to vest at the end of the relevant vesting period is 13,701 thousand. The aggregate intrinsic value of the options vested and expected to vest is $45 with a weighted average exercise price of $32.03 and a weighted average remaining term to maturity of 6.02 years.

Compensation cost and the tax benefits recorded as well as the tax benefit realized for stock options for the years ended December 31 are shown in the following table. For the options issued prior to January 1, 2002, and valued using the intrinsic value method, no compensation expense was recognized as the option’s exercise price was not less than the market price of the underlying stock on the day of grant.

	2010	2009	2008
Compensation expense recorded	$17	$16	$10
Income tax benefit on expense recorded	$1	$2	$1
Income tax benefit realized on exercised options	$1	$–	$1

Sun Life Financial Inc. Annual Report 2010 Notes to the Consolidated Financial Statements

The unrecognized compensation cost, adjusted for an estimate of future forfeitures, for non-vested stock options as at December 31, 2010 was $11. The weighted average recognition period over which this compensation cost is expected to be recognized is 1.79 years.

The stock options outstanding and exercisable as at December 31, 2010, by exercise price, are as follows:

	Options Outstanding			Options Exercisable
Range of exercise prices	Number of Stock Options (Thousands)	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Stock Options (Thousands)	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price
$18.00 to $24.00	4,172	6.74	$19.94	1,588	4.43	$19.72
$24.01 to $30.00	2,333	4.37	28.41	1,736	3.07	28.44
$30.01 to $35.00	3,790	7.02	30.96	1,017	1.23	32.87
$35.01 to $45.00	918	3.86	40.39	918	3.86	40.39
$45.01 to $53.00	2,980	6.15	49.81	2,208	5.92	49.99
	14,193	6.11	$31.87	7,467	4.05	$35.03

The weighted average fair values of the stock options, calculated using the Black-Scholes option-pricing model, granted during the year ended December 31, 2010, was $7.53 ($4.44 and $6.59 for 2009 and 2008, respectively). The Black-Scholes option-pricing model used the following assumptions to determine the fair value of options granted during the years ending December 31:

Weighted average assumptions	2010	2009	2008
Risk-free interest rate	2.9%	2.3%	3.4%
Expected volatility	35.3%	32.7%	23.8%
Expected dividend yield	4.0%	4.0%	3.8%
Expected life of the option (in years)	6.4	5.9	5.6
Exercise Price	$30.21	$20.44	$40.47

Expected volatility is based on historical volatility of the common shares, implied volatilities from traded options on the common shares and other factors. The expected term of options granted is derived based on historical employee exercise behaviour and employee termination experience. The risk-free rate for periods within the expected term of the option is based on Canadian government bond yield curve in effect at the time of grant.

18.B Employee share ownership plan

In Canada, we match eligible employees’ contributions to the Sun Life Financial Employee Stock Plan. The match is provided for employees who have met two years of employment eligibility and is equal to 50% of the employee’s contributions up to 5% of an employee’s annual compensation. The match is further capped by a one thousand five hundred dollar annual maximum. Employees may elect to contribute from 1% to 20% of their target annual compensation to the Sun Life Financial Employee Stock Plan. Our contributions vest immediately and are expensed. We recorded an expense of $4 for the year ended December 31, 2010 ($4 and $4 for 2009 and 2008 respectively).

18.C Other stock-based compensation plans

All other stock-based compensation plans use notional units that are valued based on the common share price on the TSX. Any fluctuation in the common share price changes the value of the units, which affects our stock-based compensation expense. Upon redemption of these units, payments are made to the employees with a corresponding reduction in the accrued liability. We use equity swaps and forwards to hedge our exposure to variations in cash flows due to changes in the common share price for all of these plans.

Details of these plans are as follows:

Senior Executives’ Deferred Share Unit (“DSU”) Plan:    Under the DSU plan, designated executives may elect to receive all or a portion of their annual incentive award in the form of DSUs. Each DSU is equivalent in value to one common share and earns dividend equivalents in the form of additional DSUs at the same rate as the dividends on common shares. The designated executives must elect to participate in the plan prior to the beginning of the plan year and this election is irrevocable. Awards generally vest immediately; however, participants are not permitted to redeem the DSUs until termination, death or retirement. The value at the time of redemption will be based on the fair value of the common shares immediately before their redemption.

Restricted Share Unit (“RSU”) Plan:    Under the RSU plan, participants are granted units that are equivalent in value to one common share and have a grant price equal to the average closing price of a common share on the TSX on the five trading days immediately prior to the date of grant. Plan participants generally hold RSUs for 36 months from the date of grant. RSUs earn dividend equivalents in the form of additional RSUs at the same rate as the dividends on common shares. The redemption value is the average closing price of a common share on the TSX on the five trading days immediately prior to the vesting date.

Performance Share Unit (“PSU”) Plan/Incentive Share Unit (“ISU”) Plan:    Under these arrangements, participants are granted units that are the equivalent in value to one common share and have a grant price equal to the average of the closing price of a

Notes to the Consolidated Financial Statements Sun Life Financial Inc. Annual Report 2010

common share on the TSX on the five trading days immediately prior to the date of grant. Participants must hold units for 36 months (or 40 months in the case of ISUs) from the date of grant. The units earn dividend equivalents in the form of additional units at the same rate as the dividends on common shares. No units will vest or become payable unless we meet our specified threshold performance targets. The plans provide for an enhanced payouts if we achieve superior levels of performance to motivate participants to achieve a higher return for shareholders. Payments to participants are based on the number of units vested multiplied by the average closing price of a common share on the TSX on the five trading days immediately prior to the vesting date.

Sun Share Unit (“Sun Shares”) Plan:    In December 2010, The Board approved the Sun Share Unit Plan which will replace the RSU and PSU plans for new awards granted effective in 2011. No awards were issued under this plan as at December 31, 2010. Under the Sun Share plan, participants are granted units that are the equivalent in value to one common share and have a grant price equal to the average of the closing price of a common share on the TSX on the five trading days immediately prior to date of the grant. Participants must hold units for up to 36 months from the date of grant. The units earn dividend equivalents in the form of additional units at the same rate as the dividends on common shares. Units may vest or become payable if we meet specified threshold performance targets. The plan provides for an enhanced payout if we achieve superior levels of performance to motivate participants to achieve a higher return for shareholders (enhanced payout is determined through a multiplier that can be as low as zero or as high as two times the number of units that vest). Payments to participants are based on the number of units earned multiplied by the average closing price of a common share on the TSX on the five trading days immediately prior to the vesting date.

Additional information for other stock-based compensation plans:    The activities in these plans and the liabilities accrued on the balance sheet are summarized in the following table:

Number of units (in thousands)	DSUs	RSUs	PSUs/ISUs	Total
Units outstanding December 31, 2008	771	2,171	523	3,465
Units outstanding December 31, 2009	826	3,889	1,004	5,719
Units outstanding December 31, 2010	777	4,409	1,181	6,367

Liability accrued as at December 31, 2010	$21	$77	$13	$111

Compensation cost and the tax benefits recorded as well as the tax benefits realized for other stock-based compensation plans are shown in the following table. Since expenses for the DSUs are accrued as part of incentive compensation in the year awarded, the expenses below do not include these accruals. The expenses presented in the following table include increases in the liabilities for DSUs, RSUs and PSUs due to changes in the fair value of the common shares and the accruals of the RSU and PSU liabilities over the vesting period, and exclude any adjustment in expenses due to the impact of hedging.

	2010	2009	2008
Compensation expense recorded	$57	$44	$(16)
Income tax expense (benefit) on expense recorded	$(17)	$(14)	$6

The unrecognized liability and compensation cost for other stock-based compensation plan units outstanding as at December 31, 2010, including an adjustment for expected future forfeitures was $61. The weighted average recognition period over which this compensation cost is expected to be recognized is 1.6 years. The unrecognized compensation cost and weighted average recognition period includes only costs related to the RSUs and PSUs since DSUs are generally vested at the date of grant. We paid $29 related to the liabilities of these plans in 2010 ($16 and $43 for 2009 and 2008, respectively).

18.D Stock-based compensation plans of a subsidiary

A subsidiary of ours grants stock options exercisable for shares of the subsidiary, restricted shares of the subsidiary and restricted share units (“RSUs”). Vesting requirements must be met in order for employees to have full ownership rights to the restricted share awards. Dividends are paid to restricted shareholders and are not forfeited if the award does not ultimately vest. The restricted stock awards vest over a four or five-year period and stock options vest over a four-year period. The RSUs vest over a two-year period from the grant date and RSU holders are entitled to receive non-forfeitable dividend equivalent payments over the vesting period. The RSUs are settled in cash upon vesting, while the stock options and restricted stock awards are settled in shares of the subsidiary.

The outstanding awards and related expenses in our Consolidated Statements of Operations for these awards for the years ended December 31 are as follows:

	2010	2009	2008
Awards outstanding (in thousands)	150	155	143
Expense recorded in operating expenses	$52	$36	$37
Income tax benefit recorded	$19	$14	$16

Sun Life Financial Inc. Annual Report 2010 Notes to the Consolidated Financial Statements

19. Income taxes

In our Consolidated Statements of Operations, the Income tax expense (benefit) for our worldwide operation has the following components for the years ended December 31:

	2010	2009	2008
Canadian income tax expense (benefit):
Current	$(23)	$240	$252
Future	25	(392)	98
Total	2	(152)	350
Foreign income tax expense (benefit):
Current	117	(45)	(106)
Future	252	(345)	(587)
Total	369	(390)	(693)
Total income taxes expense (benefit)	$371	$(542)	$(343)

The after-tax undistributed earnings of most non-Canadian subsidiaries would be taxed only upon their repatriation to Canada. We recognize a future tax liability, if any, on these undistributed earnings to the extent that management expects they will be repatriated in the foreseeable future. To the extent repatriation of such earnings is not currently planned, we have not recognized the future tax liability. If the undistributed earnings of all non-Canadian subsidiaries not currently planned were repatriated, additional taxes that would be payable are estimated to be $96 as at December 31, 2010 ($61 and $160 in 2009 and 2008, respectively).

Our effective worldwide income tax rate differs from the combined Canadian federal and provincial statutory income tax rate for the years ended December 31, as follows:

	2010		2009		2008
		%		%		%
Total net income (loss)	$1,685		$622		$857
Add: Income taxes expense (benefit)	371		(542)		(343)
Non-controlling interests in net income (loss) of subsidiaries	23		15		23
Total net income (loss) before income taxes and non-controlling interests in net income (loss) of subsidiaries	$2,079		$95		$537
Taxes at the combined Canadian federal and provincial statutory income tax rate	$634	30.5	$30	32.0	$175	32.5
Increase (decrease) in rate resulting from:
Higher (lower) effective rates on income subject to taxation in foreign jurisdictions	(189)	(9.1)	(161)	(169.4)	(441)	(82.1)
Tax (benefit) cost of unrecognized losses	32	1.5	(99)	(104.2)	20	3.7
Tax exempt investment income	(200)	(9.6)	(294)	(309.9)	(49)	(9.1)
Changes to statutory income tax rates	(1)	–	(18)	(19.0)	(30)	(5.6)
Other	95	4.5	–	–	(18)	(3.3)
Effective worldwide income taxes	$371	17.8	$(542)	(570.5)	$(343)	(63.9)

Statutory tax rates in the jurisdictions in which we conduct business range from 0% to 35% which creates a tax rate differential and corresponding tax provision difference compared to the Canadian federal and provincial statutory rate when applied to foreign income not subject to tax in Canada. This impact is reported in the above table in Higher (lower) effective rates on income subject to taxation in foreign jurisdictions, which includes a tax benefit of $76 in 2010 associated with the favourable resolution of tax litigation in the U.K. An offsetting valuation allowance of $23 related to this tax benefit is reported in Tax (benefit) cost of unrecognized losses. For the Tax exempt investment income, the tax benefit amounted to $200 in 2010 as a result of improving market conditions during the year.

During the recent years, the Canadian federal government and certain provinces enacted legislation reducing corporate income tax rates. As a result of these enactments, our statutory income tax rates will decline gradually to 26% in 2013 as these rate reductions become effective. In 2010, the United Kingdom reduced the corporate income tax rates to 27% beginning in April 2011. The reductions require us to review our future tax assets and liabilities on an ongoing basis. The re-measurement of future taxes in 2010 impacted both the business attributable to participating policyholders and shareholders. The participating policyholders benefited by $Nil in 2010 ($16 and $25 in 2009 and 2008, respectively), while the increase to shareholders’ income amounted to $1 in 2010 ($2 and $5 in 2009 and 2008, respectively).

In December 2010, we sold our life retrocession business. As a result, our income tax expense was $90 higher than expected due to the write-off of goodwill that was not deductible for tax purposes. The impact of the sale of our life retrocession business is reported in Other in the table above.

In 2009, Tax (benefit) cost of unrecognized losses included a tax benefit relating to investment impairment losses previously recorded in SLF U.S. of $101. Tax exempt investment income in 2009 included a tax benefit of $174 recorded as a result of the enactment of the Canadian tax rules relating to CICA Handbook Section 3855 Financial Instruments – Recognition and Measurement.

Notes to the Consolidated Financial Statements Sun Life Financial Inc. Annual Report 2010

We have accumulated tax losses, primarily in the United Kingdom, United States and Canada, totalling $3,939 ($2,232 in 2009). The benefit of these tax losses has been recognized in future income taxes to the extent that they are more likely than not to be realized in the amount of $941 as at December 31, 2010 ($517 in 2009). We will realize this benefit in future years through a reduction in current income taxes as and when the losses are utilized. These tax losses are subject to examination by various tax authorities and could be reduced as a result of the adjustments to tax returns. Furthermore, legislative, business or other changes may limit our ability to utilize these losses. Some of our entities in certain jurisdictions have had cumulative losses in recent years. In determining if it is appropriate to recognize a future income tax asset relating to tax losses of those entities, we considered the relative impact of the existence of the cumulative losses against various forms of favourable evidence, including projections of future income, indicating that the benefit of these losses will be realized.

The majority of capital losses in the United States expire beginning in 2014 while non-capital losses expire beginning in 2023. The losses in Canada expire primarily in 2029 and 2030. The losses in the United Kingdom can be carried forward indefinitely.

The following are the future tax assets and liabilities in our Consolidated Balance Sheets as at December 31 by source of temporary differences:

	2010		2009
	Assets	Liabilities	Assets	Liabilities
Investments	$(60)	$552	$319	$742
Actuarial liabilities	(87)	(216)	(70)	(476)
Deferred acquisition costs	297	(6)	381	(5)
Losses available for carry forward	637	(483)	372	(249)
Other	(35)	97	77	(33)
	752	(56)	1,079	(21)
Valuation allowance	(43)	136	(25)	79
Total	$709	$80	$1,054	$58

Future income taxes are the result of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The sources of these temporary differences and the recognized tax effects in our Consolidated Statements of Operations for the years ended December 31 are as follows:

	2010	2009	2008
Investments	$16	$1,033	$(2,070)
Actuarial liabilities	283	(1,383)	1,851
Deferred acquisition costs	73	42	(46)
Losses (incurred) utilized	(395)	(525)	71
Other	300	96	(295)
Future income tax expense (benefit)	$277	$(737)	$(489)

20. Income taxes included in OCI

OCI included in our Consolidated Statements of Comprehensive Income is presented net of income taxes. The following income tax amounts are included in each component of OCI for the years ended December 31:

	2010	2009
Unrealized foreign currency gains and losses on net investment hedges	$3	$(9)
Unrealized gains and losses on available-for-sale assets	(80)	(323)
Reclassifications to net income for available-for-sale assets	26	13
Unrealized gains and losses on cash flow hedging instruments	(17)	(38)
Reclassifications to net income for cash flow hedges	2	–
Total income tax benefit (expense) included in OCI	$(66)	$(357)

21. Commitments, guarantees and contingencies

21.A Lease commitments

We lease offices and certain equipment. These are operating leases with rents charged to operations in the year to which they relate. Total future rental payments for the remainder of these leases total $523. The future rental payments by year of payment are included in Note 6B.

21.B Contractual commitments

In the normal course of business, various contractual commitments are outstanding, which are not reflected in our Consolidated Financial Statements. In addition to the loan commitments for bonds and mortgages included in Note 6Ai, we have equity and real estate commitments. We had a total of $968 of contractual commitments outstanding as at December 31, 2010, the expected maturities of these commitments are included in Note 6B.

21.C Letters of credit

We issue commercial letters of credit in the normal course of business. As at December 31, 2010, letters of credit in the amount of $577 are outstanding, of which $404 relate to internal reinsurance.

Sun Life Financial Inc. Annual Report 2010 Notes to the Consolidated Financial Statements

21.D Indemnities and guarantees

In the normal course of our business, we have entered into agreements that include indemnities in favour of third parties, such as purchase and sale agreements, confidentiality agreements, engagement letters with advisors and consultants, outsourcing agreements, leasing contracts, trade-mark licensing agreements, underwriting and agency agreements, information technology agreements, distribution agreements, financing agreements, the sale of equity interests, and service agreements. These agreements may require us to compensate the counterparties for damages, losses, or costs incurred by the counterparties as a result of breaches in representation, changes in regulations (including tax matters) or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. We have also agreed to indemnify our directors and certain of our officers and employees in accordance with our by-laws. These indemnification provisions will vary based upon the nature and terms of the agreements. In many cases, these indemnification provisions do not contain limits on our liability, and the occurrence of contingent events that will trigger payment under these indemnities is difficult to predict. As a result, we cannot estimate our potential liability under these indemnities. We believe the likelihood of conditions arising that would trigger these indemnities is remote and, historically, we have not made any significant payment under such indemnification provisions.

In certain cases, we have recourse against third parties with respect to the aforesaid indemnities, and we also maintain insurance policies that may provide coverage against certain of these claims.

Guarantees made by us that can be quantified are included in Note 6Ai.

21.E Guarantees of Sun Life Assurance preferred shares and subordinated debentures

On November 15, 2007, SLF Inc. provided a full and unconditional guarantee of the following subordinated debentures issued by Sun Life Assurance: the $150 of 6.30% subordinated debentures due 2028, the $300 of 6.65% subordinated debentures due 2015, and the $800 of 6.15% subordinated debentures due 2022. The $300 of 6.65% subordinated debentures due 2015 were redeemed in the fourth quarter of 2010. All of the subordinated debentures were held by external parties. On that date, SLF Inc. also provided a subordinated guarantee of the preferred shares issued by Sun Life Assurance from time to time, other than such preferred shares held by SLF Inc. and its affiliates. Sun Life Assurance has no outstanding preferred shares subject to the guarantee. Claims under the guarantee of the subordinated debentures will rank equally with all other subordinated indebtedness of SLF Inc. As a result of these guarantees, Sun Life Assurance is entitled to rely on an order dated November 14, 2007 exempting it from most continuous disclosure and the certification requirements of Canadian securities laws.

The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (Consolidated), as required under the order:

For the year ended December 31	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other Subsidiaries of SLF Inc. (combined)	Consolidation adjustments	SLF Inc. (consolidated)
2010
Revenue	$448	$20,018	$5,394	$(1,220)	$24,640
Shareholders’ net income (loss)	$1,676	$1,571	$218	$(1,789)	$1,676
2009
Revenue	$146	$19,883	$7,694	$(151)	$27,572
Shareholders’ net income (loss)	$613	$715	$(65)	$(650)	$613
2008
Revenue	$518	$13,290	$2,689	$(934)	$15,563
Shareholders’ net income (loss)	$855	$1,506	$(814)	$(692)	$855

For the year ended December 31	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other Subsidiaries of SLF Inc. (combined)	Consolidation adjustments	SLF Inc. (consolidated)
2010
Invested assets	$19,926	$86,296	$21,810	$(18,351)	$109,681
Total other assets	$8,222	$9,047	$15,334	$(21,425)	$11,178
Actuarial and other policy liabilities	$–	$70,922	$13,305	$136	$84,363
Total other liabilities	$9,903	$13,303	$19,360	$(24,429)	$18,137
2009
Invested assets	$21,324	$82,930	$23,766	$(19,791)	$108,229
Total other assets	$4,319	$10,224	$10,373	$(13,054)	$11,862
Actuarial and other policy liabilities	$–	$69,043	$15,629	$86	$84,758
Total other liabilities	$8,413	$13,676	$12,234	$(16,327)	$17,996

21.F Legal and regulatory proceedings

SLF Inc. and its subsidiaries are regularly involved in legal actions, both as a defendant and as a plaintiff. In addition, government and regulatory bodies in Canada, the United States, the United Kingdom and Asia, including federal, provincial and state regulatory bodies, securities and insurance regulators in Canada, the United States and other jurisdictions, the United States Securities Commission, the

Notes to the Consolidated Financial Statements Sun Life Financial Inc. Annual Report 2010

United States Financial Industry Regulatory Authority, and state attorneys general in the United States, from time to time, make inquiries and require the production of information or conduct examinations or investigations concerning compliance by SLF Inc. and its subsidiaries with insurance, securities and other laws. Management does not believe that the conclusion of any current legal or regulatory matters, either individually or in the aggregate, will have a material adverse effect on our financial condition or results of operations.

22. Pension plans and other post-retirement benefits

We sponsor non-contributory defined benefit pension plans for eligible qualifying employees. The defined benefit pension plans offer benefits based on length of service and final average earnings and certain plans offer some indexation of benefits. The specific features of these plans vary in accordance with the employee group and countries in which employees are located. In addition, we maintain supplementary non-contributory pension arrangements for eligible employees, primarily for benefits which do not qualify for funding under the various registered pension plans.

We also established defined contribution pension plans for eligible qualifying employees. Our contributions to these defined contribution pension plans are subject to certain vesting requirements. Generally, our contributions are a set percentage of employees’ annual income and matched against employee contributions.

On January 1, 2009, the Canadian Staff defined benefit plan was closed to new employees, and was replaced with a defined contribution plan for employees hired on or after January 1, 2009. Canadian employees hired before then continue to participate in the previous plan, which includes both defined benefit and defined contribution components. As a result, only defined contribution plans are open to new hires worldwide (except for one small defined benefit plan in the Philippines).

In addition to our pension plans, in some countries we provide certain post-retirement medical, dental and life insurance benefits to eligible qualifying employees and to their dependants upon meeting certain requirements. Eligible retirees may be required to pay a portion of the premiums for these benefits and, in general, deductible amounts and co-insurance percentages apply to benefit payments. These post-retirement benefits are not pre-funded.

The following tables set forth the status of the defined benefit pension and other post-retirement benefit plans.

	Pension		Post-Retirement
	2010	2009	2010	2009
Change in projected benefit obligation:
Projected benefit obligation, January 1	$2,284	$2,186	$266	$233
Service cost	34	35	5	4
Interest cost	130	132	15	15
Actuarial losses (gains)	37	181	–	34
Benefits paid	(146)	(169)	(11)	(11)
Curtailments, settlements and plan amendments	–	–	–	(1)
Effect of changes in currency exchange rates	(65)	(81)	(3)	(8)
Projected benefit obligation, December 31(1)	$2,274	$2,284	$272	$266
Accumulated benefit obligation, December 31(2)	$2,160	$2,154

Change in plan assets:
Fair value of plan assets, January 1	$2,047	$1,995	$–	$–
Net actual return on plan assets	197	252	–	–
Employer contributions	54	36	11	11
Benefits paid	(146)	(169)	(11)	(11)
Effect of changes in currency exchange rates	(60)	(67)	–	–
Fair value of plan assets, December 31	$2,092	$2,047	$–	$–

Net funded status, December 31	$(182)	$(237)	$(272)	$(266)
Unamortized net actuarial loss (gain)	391	456	19	20
Unamortized past service cost	7	9	(5)	(14)
Unamortized transition asset	(15)	(33)	(1)	(3)
Accrued benefit asset (liability), December 31	$201	$195	$(259)	$(263)

Balance sheet classification of accrued benefit asset (liability), December 31:
Other assets	$408	$405	$–	$–
Other liabilities	$207	$210	$259	$263

Pension plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	$1,793	$1,503
Plan assets	$1,599	$1,251

Sun Life Financial Inc. Annual Report 2010 Notes to the Consolidated Financial Statements

	Pension			Post-Retirement
	2010	2009	2008	2010	2009	2008
Components of defined benefit cost recognized:
Service cost, curtailments and settlements	$34	$35	$50	$5	$4	$5
Plan amendments	–	–	–	–	(1)	(1)
Interest cost	130	132	129	15	15	14
Actual return on plan assets	(197)	(252)	307	–	–	–
Actuarial losses (gains)	37	181	(331)	–	34	(34)
Benefit cost before adjustments to recognize the long-term nature of defined benefit plans	4	96	155	20	52	(16)
Adjustments to recognize the long-term nature of defined benefit plans:
Difference between expected and actual return on plan assets for year	65	118	(462)	–	–	–
Difference between actuarial losses (gains) recognized and actual actuarial losses (gains) on accrued benefit obligation for year	(7)	(155)	363	1	(38)	35
Difference between amortization of past service costs for year and actual plan amendments for year	1	1	1	(9)	(13)	(23)
Amortization of transition obligation (asset)	(17)	(18)	(18)	(2)	(2)	(2)
Total adjustments to defer costs to future periods	$42	$(54)	$(116)	$(10)	$(53)	$10
Total benefit cost recognized for the years ended December 31	$46	$42	$39	$10	$(1)	$(6)

Key weighted average assumptions:

	Pensions		Post-Retirement
	2010	2009	2010	2009
To measure benefit obligation at end of year
Discount rate	5.2%	6.0%	5.2%	5.8%
Rate of compensation increase	3.4%	3.8%	–	–
Initial health care cost trend rate(3)	–	–	7.7%	8.1%
To determine benefit costs or income for the period
Discount rate	6.0%	6.5%	5.8%	6.5%
Expected long-term rate of return on plan assets	6.8%	6.8%	–	–
Rate of compensation increase	3.8%	3.6%	–	–
Initial health care cost trend rate(3)	–	–	8.1%	9.4%

(1)  The date of the most recent actuarial valuation for funding purposes was January 1, 2009 for the United Kingdom and January 1, 2010 for all other plans. The next required funding valuation is January 1, 2013 for the plans in Canada, January 1, 2012 for the United Kingdom, and January 1, 2011 for all other plans.

(2)  The accumulated benefit obligation is smaller than the projected benefit obligation since it does not recognize projected future compensation increases.

(3)  The assumed medical cost trend rate used in measuring the accumulated post-retirement benefits obligation at the end of the year for Canada in 2010 was 7.5% per year until 2015, then decreasing gradually to an ultimate rate of 4.5% per year in 2030 (in 2009 was 8.0% per year until 2015, then decreasing gradually to an ultimate rate of 5.0% per year in 2030). For the United States in both 2010 and 2009, the assumed rate was 8.5%, decreasing gradually to an ultimate rate of 5.0% in 2017. The assumed dental cost trend rate was 4.0% for Canada and 5% for the United States (in 2009 it was 4.5% for Canada and 5.0% for the United States).

Discount rate, return on plan assets and rate of compensation increase:

The major economic assumptions which are used in determining the actuarial present value of the accrued benefit obligations vary by country. In determining the discount rate for the Canadian plans, a yield curve for long-term Corporate “AA” bonds is developed from the Government of Canada yield curve by adding an appropriate adjustment to reflect the risk characteristics of high-quality Corporate bonds. This curve is then used to calculate a level discount rate by reference to the spot yields on high-quality, non-callable, zero-coupon Corporate bonds with maturities that match the estimated benefit cash flows for the plan.

In determining the discount rate for the plans in the United States a portfolio of Corporate “AA” bonds is selected that matches the projected benefit payments of the plans. The discount rate assumption is a single rate that equates the market value of the matching bond portfolio to the discounted value of the projected benefit payments.

The assumed rate of return on assets for pension cost purposes is the weighted average of expected long-term asset return assumptions by asset class and is selected from a range of possible future asset returns.

Health care cost calculations are based on trend rate assumptions which may differ from actual results. Changes in trend rate assumptions by 1% in either direction will change the health care cost as follows:

	1%
	Increase	Decrease
Effect on post-retirement benefit obligations	$23	$(21)
Effect on aggregated service and interest costs	$2	$(2)

Notes to the Consolidated Financial Statements Sun Life Financial Inc. Annual Report 2010

Composition of fair value of plan assets, December 31:

	2010	2009
Equity investments	44%	44%
Fixed income investments	44%	43%
Real estate investments	4%	4%
Other	8%	9%
Total composition of fair value of plan assets	100%	100%

Target allocation of plan assets, December 31:

	2010	2009
Equity investments	44%	43%
Fixed income investments	45%	43%
Real estate investments	5%	5%
Other	6%	9%
Total	100%	100%

The assets of the defined benefit pension plans are primarily held in trust for plan members, and are managed within the provisions of the plans’ investment policies and procedures. Diversification of the investments is used to minimize credit, market and foreign currency risks. Due to the long-term nature of the pension obligations and related cash flows, asset mix decisions are based on long-term market outlooks within the specified tolerance ranges. The long-term investment objectives of the defined benefit pension plans are to exceed the real rate of investment return assumed in the actuarial valuation of plan liabilities. Over shorter periods, the objective of the defined benefit pension plans is to exceed the average market returns of a well-diversified portfolio. Liquidity is managed with consideration to the cash flow requirements of the liabilities.

Permitted investments of the defined benefit pension plans include guaranteed funds, annuities, and pooled and non-pooled variable accumulation funds in addition to any other investment vehicle approved by the plan sponsors that is eligible under pension regulations. The policy statement for each fund or manager mandate either prohibits, or permits, within specified constraints, the use of derivative instruments such as options and futures. The use of derivative instruments is limited to unleveraged substitution and hedging strategies. The defined benefit pension plans may not invest in securities of a related party or lend to any related party unless such securities are publicly traded and selected by the manager, acting independently on behalf of all that manager’s discretionary accounts or pooled funds, which have mandates similar to those of our defined benefit pension plans.

The following tables set forth the expected contributions and expected future benefit payments of the defined benefit pension and other post-retirement benefit plans.

	Pension	Post-Retirement	Total
Expected contributions for the next 12 months	$56	$14	$70

Expected future benefit payments

	2011	2012	2013	2014	2015	2016 to 2020
Pension	$99	$108	$112	$118	$123	$744
Post-retirement	14	15	15	16	17	90
Total	$113	$123	$127	$134	$140	$834

The total contribution made by us to defined contribution plans was $55 in 2010, $51 in 2009 and $52 in 2008.

23. Foreign exchange gain/loss

The net foreign exchange gain of $5, equivalent to the proportionate amount of the foreign exchange loss accumulated in unrealized foreign currency translation gains (losses) in accumulated OCI from our self-sustaining foreign operations, was recognized in Other net investment income (loss) for the year ended December 31, 2010 (loss of $6 in 2009 and loss of $6 in 2008).

24. Related party transactions

Transactions between SLF Inc. and its subsidiaries, which are related parties of SLF Inc., have been eliminated on consolidation and are not disclosed in this note.

Prior to the sale of the equity investment in CI Financial on December 12, 2008 (see Note 3), we received distribution fees from CI Investments Inc. for sales of its products by agents licensed through us. Distribution fees for 2008 of $129 are included in Fee income in our Consolidated Statements of Operations. As a result of the sale, CI Investments Inc. is no longer related party.

Sun Life Financial Inc. Annual Report 2010 Notes to the Consolidated Financial Statements

25. Variable interest entities

We have a greater than 20% interest in a number of VIEs where we do not have a controlling financial interest, including being a creditor in trusts, limited partnerships, limited liability companies and special purpose entities. These VIEs were used to finance commercial mortgages, franchise receivables, auto receivables, retail stores, equipment, and to make private debt and equity investments. As at December 31, 2010, our maximum exposure to loss related to all of these investments is $284 ($313 in 2009), which is the carrying amount of these assets.

In the fourth quarter of 2007, a subsidiary of ours obtained external funding (as described in Note 12D for excess U.S. statutory actuarial reserves attributable to specific blocks of universal life policies through the use of a VIE. Our subsidiary consolidates the VIE as the primary beneficiary since it is exposed to the majority of the expected losses.

26.	Summary of differences between accounting principles Generally accepted in Canada and in the United States

Our Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in Canada (“Cdn. GAAP”). These accounting principles differ in certain respects from accounting principles generally accepted in the United States (“U.S. GAAP”). The differing basis of accounting changes the incidence of profit recognition over its lifetime. Regardless of the accounting basis chosen, the total profit of an insurance contract will not change. The financial statement impact and a description of the material differences follow.

Notes to the Consolidated Financial Statements Sun Life Financial Inc. Annual Report 2010

26.A	Reconciliation of selected Cdn. GAAP financial statement information to U.S. GAAP

26.A.i Consolidated Statements of Operations for the years ended December 31:

	2010		2009		2008
	Cdn. GAAP	U.S. GAAP	Cdn. GAAP	U.S. GAAP	Cdn. GAAP	U.S. GAAP
REVENUE
Premiums	$13,498	$9,396	$15,510	$9,703	$13,587	$8,979
Total net investment income (loss)	7,880	5,728	9,397	7,730	(526)	2,401
Net realized gains (losses)	119	403	(5)	(149)	(241)	(951)
Fee income	3,143	3,267	2,670	2,654	2,743	3,335
	24,640	18,794	27,572	19,938	15,563	13,764
POLICY BENEFITS AND EXPENSES
Payments to policyholders, beneficiaries and depositors	13,999	9,923	14,317	10,560	14,314	9,847
Increase (decrease) in actuarial liabilities	2,909	1,692	7,697	1,104	(4,429)	2,085
Acquisition expense amortization	53	887	48	1,135	50	(394)
Other expenses	5,600	4,709	5,415	4,359	5,091	3,970
	22,561	17,211	27,477	17,158	15,026	15,508
INCOME (LOSS) BEFORE INCOME TAXES AND NON-CONTROLLING INTERESTS	2,079	1,583	95	2,780	537	(1,744)
Income taxes expense (benefit)	371	76	(542)	362	(343)	(1,088)
Non-controlling interests in net income (loss) of subsidiaries	23	–	15	–	23	–
TOTAL NET INCOME (LOSS)	1,685	1,507	622	2,418	857	(656)
Less: Non-controlling interests’ net income (loss)	–	23	–	15	–	23
Less: Participating policyholders’ net income (loss)	9	–	9	–	2	–
SHAREHOLDERS’ NET INCOME (LOSS)	1,676	1,484	613	2,403	855	(679)
Less: Preferred shareholder dividends	93	93	79	79	70	70
COMMON SHAREHOLDERS’ NET INCOME (LOSS)	$1,583	$1,391	$534	$2,324	$785	$(749)

Earnings (loss) per share
Basic	$2.79	$2.45	$0.95	$4.14	$1.40	$(1.34)
Diluted	$2.76	$2.42	$0.94	$4.12	$1.37	$(1.36)
Weighted average shares outstanding in millions
Basic	568	568	561	561	561	561
Diluted	570	570	562	562	562	561

Sun Life Financial Inc. Annual Report 2010 Notes to the Consolidated Financial Statements

26.A.ii Consolidated Balance Sheets as at December 31:

	2010		2009(1)
	Cdn. GAAP	U.S. GAAP	Cdn. GAAP	U.S. GAAP
ASSETS
Bonds – held-for-trading	$54,753	$15,053	$51,634	$14,835
Bonds – available-for-sale	10,752	51,481	9,673	46,433
Mortgages and corporate loans	19,511	18,677	19,449	19,449
Stocks – held-for-trading	4,424	1,008	4,331	1,331
Stocks – available-for-sale	808	4,223	635	3,636
Real estate, net of accumulated depreciation (accumulated depreciation: 2010 – $600; 2009 – $561)	4,919	3,216	4,877	3,190
Cash and cash equivalents	3,609	3,609	5,865	5,845
Short-term securities(2)	4,878	4,852	6,003	5,963
Derivative assets	1,629	1,732	1,382	1,357
Policy loans and other invested assets	3,525	4,085	3,503	4,073
Other invested assets – held-for-trading	419	207	425	206
Other invested assets – available-for-sale	454	696	452	689
Invested assets	109,681	108,839	108,229	107,007
Goodwill	5,978	4,444	6,419	4,678
Intangible assets	898	877	926	907
Deferred acquisition costs	187	7,153	167	7,763
Future income taxes(3)	709	417	1,054	681
Other assets	3,406	7,623	3,296	7,890
Total other assets	11,178	20,514	11,862	21,919
Segregated funds assets(4)		87,944		80,551
Total consolidated assets	$120,859	$217,297	$120,091	$209,477
Segregated funds net assets(4)	$88,911		$81,305
LIABILITIES AND EQUITY
Actuarial liabilities and other policy liabilities	$84,363	$56,947	$84,758	$56,563
Contract holder deposits		31,481		34,101
Amounts on deposit	4,450	4,661	4,181	4,390
Derivative liabilities	700	762	1,257	1,196
Deferred net realized gains	219		225
Senior debentures	3,811	3,795	3,811	3,811
Future income taxes(3)	80	166	58	128
Other liabilities	6,082	9,833	5,374	8,301
Total general fund liabilities	99,705	107,645	99,664	108,490
Subordinated debt	2,741	2,741	3,048	3,048
Non-controlling interests in subsidiaries(5)	54		42
Segregated funds liabilities(4)		87,944		80,551
Equity	18,359	18,967	17,337	17,388
Total consolidated liabilities and equity	$120,859	$217,297	$120,091	$209,477
Segregated funds contract liabilities(4)	$88,911		$81,305

(1)  Opening retained earnings as at January 1, 2008 have been restated. Refer to Note 2.

(2)  U.S. GAAP terminology is short-term investments.

(3)  U.S. GAAP terminology is deferred income tax.

(4)  U.S. GAAP terminology is separate accounts.

(5)  Included in equity in U.S. GAAP.

Notes to the Consolidated Financial Statements Sun Life Financial Inc. Annual Report 2010

26.A.iii Consolidated Statements of Equity for the years ended December 31:

	2010			2009(1)
	Cdn. GAAP	U.S. GAAP		Cdn. GAAP	U.S. GAAP
PARTICIPATING POLICYHOLDERS’ CAPITAL ACCOUNT:
Balance, January 1	$107	$		$106	$
Net income (loss) attributed to participating policyholders	9			9
Total other comprehensive income (loss)	(2)			(8)
Balance, December 31	114			107
SHAREHOLDERS’ EQUITY:
PREFERRED SHARES
Balance, January 1	1,741		1,741	1,495		1,495
Shares issued, net of issuance costs	274		274	246		246
Balance, December 31	2,015		2,015	1,741		1,741
PAID IN CAPITAL
Balance, January 1	7,259		13,049	7,101		12,903
Common shares issued under dividend reinvestment and share purchase plan	263		263	136		136
Stock options exercised(2)	15		15	6		6
Stock-based compensation(3)	19		26	16		14
Change due to transactions with non-controlling interests			21			(10)
Balance, December 31	7,556		13,374	7,259		13,049
RETAINED EARNINGS
Balance, January 1, as previously reported	10,762		5,157	11,024		3,629
Adjustment for change in accounting policy adopted on January 1, 2010(4)	–		21	–		–
Balance, January 1, after change in accounting policy	10,762		5,178	11,024		3,629
Adjustment for change in accounting policy adopted on July 1, 2010(4)	–		(21)	–		–
Net income (loss) for the year attributed to shareholders	1,676		1,484	613		2,403
Dividends on common shares	(811)		(811)	(796)		(796)
Dividends on preferred shares	(93)		(93)	(79)		(79)
Balance, December 31	11,534		5,737	10,762		5,157
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS), net of taxes
Balance, January 1, as previously reported	(2,532)		(2,601)	(2,394)		(3,822)
Adjustment for change in accounting policy adopted on January 1, 2010(4)	–		14	–		–
Balance, January 1, after change in accounting policy	(2,532)		(2,587)	(2,394)		(3,822)
Adjustment for change in accounting policy adopted on July 1, 2010(4)	–		21	–		–
Total other comprehensive income (loss)	(328)		353	(138)		1,221
Balance, December 31	(2,860)		(2,213)	(2,532)		(2,601)
Total retained earnings and accumulated other comprehensive income (loss)	8,674		3,524	8,230		2,556
TOTAL SHAREHOLDERS’ EQUITY	$18,245		$18,913	$17,230		$17,346

NON-CONTROLLING INTERESTS(5)
Balance, January 1			$42			$44
Net Income (loss)			23			15
Other changes in non-controlling interests			(11)			(17)
Balance, December 31			$54			$42
TOTAL EQUITY	$18,359		$18,967	$17,337		$17,388

(1)  Opening retained earnings as at January 1, 2008 have been restated. Refer to Note 2.

(2)  Shown as share capital and contributed surplus under Cdn. GAAP.

(3)  Shown as contributed surplus under Cdn. GAAP.

(4)  See section C of this Note for details of the changes in accounting policies.

(5)  Included in equity in U.S. GAAP.

Sun Life Financial Inc. Annual Report 2010 Notes to the Consolidated Financial Statements

As at December 31	2010			2009
	Cdn. GAAP		U.S. GAAP	Cdn. GAAP		U.S. GAAP
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS), net of taxes
Balance, end of year, consists of:
Unamortized net actuarial loss(1)	$		$(162)	$		$(209)
Unamortized past service cost(1)			(1)			5
Unamortized transition asset(1)			(1)			2
Unrealized gains (losses) on available-for-sale assets		324	2,429		30	814
Unrealized foreign currency translation gains (losses), net of hedging activities		(3,244)	(3,474)		(2,637)	(2,844)
Unrealized gains (losses) on derivatives designated as cash flow hedges		45	6		62	8
Deferred acquisition costs and other liabilities			(1,010)			(377)
Balance, December 31		$(2,875)	$(2,213)		$(2,545)	$(2,601)

(1) Included in Other assets and Other liabilities for plans with surpluses and deficits respectively under Cdn. GAAP.

26.A.iv Comprehensive income (loss):

For U.S. GAAP, changes to deferred acquisition costs and other liabilities, as well as amounts related to defined benefit pension plans are included in addition to the components included in comprehensive income (loss) for Cdn. GAAP.

For the years ended December 31	2010		2009		2008
	Cdn. GAAP	U.S. GAAP	Cdn. GAAP	U.S. GAAP	Cdn. GAAP	U.S. GAAP
Total net income (loss)	$1,685	$1,507	$622	$2,418	$857	$(656)
Other comprehensive income (loss), net of taxes:
Unrealized foreign currency translation gains (losses), excluding hedges	(694)	(743)	(1,908)	(1,816)	2,162	1,955
Unrealized foreign currency gains (losses), net investment hedges	92	113	314	335	(396)	(451)
Net adjustment for foreign exchange losses	(5)	–	6	–	6	–
Unrealized gains (losses) on available-for-sale assets	388	1,832	1,492	3,429	(1,653)	(4,763)
Reclassifications to net income (loss) for available-for-sale assets	(94)	(252)	(33)	177	199	885
Unrealized gains (losses) on cash flow hedging instruments	(13)	2	(18)	14	24	(34)
Reclassifications to net income (loss) for cash flow hedges	(4)	(4)	1	1	23	24
Changes to deferred acquisition costs and other liabilities		(633)		(877)		1,253
Changes in unamortized net actuarial loss		47		(36)		(47)
Changes in past service cost		(6)		(8)		(16)
Changes in transition asset		(3)		2		(5)
Total other comprehensive income (loss)	(330)	353	(146)	1,221	365	(1,199)
Less:
Participating policyholders’ net income (loss)	9		9		2
Participating policyholders’ foreign currency translation gains (losses), excluding hedges	(2)		(8)		9
Non-controlling interests’ net income (loss)		23		15		23
Shareholders’ comprehensive income (loss)	$1,348	$1,837	$475	$3,624	$1,211	$(1,878)

Notes to the Consolidated Financial Statements Sun Life Financial Inc. Annual Report 2010

26.A.v Effect of differences between Cdn. GAAP and U.S. GAAP net income (loss):

For the differences between Cdn. GAAP and U.S. GAAP net income (loss) listed below, please refer to the following section for a description of the differences in accounting policies.

For the years ended December 31	2010	2009	2008
Total net income (loss) in accordance with Cdn. GAAP	$1,685	$622	$857
Adjustments related to:
Investments
Bonds(1)	(1,321)	(1,893)	1,632
Stocks and segregated fund units(1)	(267)	(716)	980
Derivative instruments	71	1,005	(136)
Real estate	(55)	(121)	(214)
Total investments	(1,572)	(1,725)	2,262

Deferred acquisition costs
Deferred acquisition costs – deferred	765	925	793
Deferred acquisition costs – amortization and interest	(991)	(1,229)	444
Total deferred acquisition costs	(226)	(304)	1,237

Actuarial liabilities and other policyholder revenues and expenses
Premium and fees revenue	(3,733)	(5,610)	(3,766)
Payments to policyholders, beneficiaries and depositors	4,075	3,757	4,467
Actuarial liabilities	1,217	6,593	(6,514)
Total actuarial liabilities and other policyholder revenues and expenses	1,559	4,740	(5,813)
Other	(256)	(26)	33
Income tax effect of above adjustments	294	(904)	745
Non-controlling interests’ net income (loss)	23	15	23
Total net income (loss) in accordance with U.S. GAAP	$1,507	$2,418	$(656)

(1)  Differences in net income (loss) are attributable to different asset designations. Under Cdn. GAAP, assets are generally designated as held-for-trading for investments supporting actuarial liabilities, and available- for-sale for assets generally not supporting actuarial liabilities (as described in more detail in Note 1). For U.S. GAAP, most of our assets are designated as available-for-sale.

26.B	Significant accounting policy differences between Cdn. GAAP and U.S. GAAP

The following table shows the significant accounting policy differences between Cdn. GAAP and U.S. GAAP applicable to us:

	Cdn. GAAP	U.S. GAAP
Bonds and Stocks

When there is objective evidence that debt securities are impaired due to issuer credit concern resulting in a decline in fair value that is considered other-than-temporary, including when there is intent to sell, the loss is charged to earnings.

When there is objective evidence that equity securities are impaired due to a significant or prolonged decline in fair value that is considered other-than-temporary, including when there is intent to sell, the loss is charged to earnings.

Effective in 2009, if the fair value of a debt security increases after an impairment loss was recognized and the increase can be objectively related to an event occurring after the impairment loss was recognized, the impairment loss is reversed into income. Prior to 2009, once an impairment loss was recorded to income, it could not be reversed.

Commencing April 1, 2009, as a result of adoption of Financial Accounting Standards Board (“FASB”) ASC Topic 320, losses on debt securities which are other-than-temporarily impaired are separated into two categories, the portion of loss which is considered credit loss (“credit loss”) and the portion of loss which is due to other factors (“non-credit loss”). The credit loss portion is charged to earnings, while the non-credit loss is charged to other comprehensive income (loss) if we do not intend to sell the debt security, or if it is not more likely than not that we will be required to sell the debt security.

Prior to April 2009, in addition to other-than-temporary impairment due to issuer credit, other-than-temporary impairment charges were also recorded in income for declines in fair values of debt securities due to changes in prevailing interest rates when we did not have the intent and ability to hold to recovery.

Impairment losses on debt securities are not reversed.

Sun Life Financial Inc. Annual Report 2010 Notes to the Consolidated Financial Statements

	Cdn. GAAP	U.S. GAAP
Real estate

Real estate held for investment is originally recorded at cost.

The carrying value is adjusted towards the fair value at 3% of the difference between fair value and carrying value per quarter. Realized gains and losses on sales are deferred and amortized into Net investment income (loss) at the rate of 3% of the unamortized balance each quarter.

We record a write-down for any other-than-temporary decline in the value of the entire real estate portfolio.

Real estate held for investment is carried at depreciated cost.

Realized gains and losses on sales are reflected in income immediately.

Other-than-temporary declines in the value of specific properties results in a write-down charged to income.

Deferred acquisition costs	Costs of acquiring new insurance and annuity business, primarily commissions, underwriting, issue expenses and agency expenses are implicitly recognized in actuarial liabilities for most of the policies.

Acquisition costs are deferred and recorded as an asset.

Amortization of such costs is dependent on the product to which the costs relate. For participating life insurance contracts, except for participating policies in the United Kingdom, amortization is based on a constant percentage of gross margin. For universal life and investment-type contracts, amortization is based on a constant percentage of gross profit. For other non-participating products, including term, group and disability insurance, amortization is based on a constant percentage of premium. Amortization for participating policies in the United Kingdom is based on the change in the sum assured. In cases where amortization is based on gross profit or margin, and available-for-sale bonds or stocks are used to support the underlying contract liability or actuarial reserve, a portion of the unrealized gains and losses balance is removed from equity and netted against the deferred acquisition cost balance.

Actuarial liabilities and contract holder deposits	Actuarial liabilities are calculated in accordance with Canadian generally accepted actuarial practice. This method uses best estimate assumptions for future experience factors adjusted to provide modest margins for adverse deviation in each experience factor.	The actuarial liabilities for participating life policies, except those in the United Kingdom, are computed using a net level premium reserve method with interest and mortality assumptions based primarily upon those assumptions used for establishing the cash surrender values in the contract. For universal life-type and investment contracts, contract holder deposits represent account balances and U.S. GAAP liabilities primarily equal account value balances. The account values represent an accumulation of gross deposits received plus credited interest less withdrawals, expenses and mortality charges. Other non-participating products include term, group and disability insurance. For these products, as well as participating contracts in the United Kingdom, a net level premium method is used with assumptions locked in at time of issue, unless the business is in a loss recognition position, in which case a best estimate gross premium valuation is used.
Deferred net realized gains	Realized gains and losses on sales of real estate are deferred and amortized.	Realized gains and losses on sales of real estate are recognized in income immediately.

Notes to the Consolidated Financial Statements Sun Life Financial Inc. Annual Report 2010

	Cdn. GAAP	U.S. GAAP
Premium revenue, fee income, maturities and surrenders, and interest on claims and deposits

Premiums for universal life and other investment-type contracts are recorded as revenue, and a liability for future policy benefits is established as a charge to income.

Interest accrued on contracts is shown as an increase in actuarial liabilities.

Payments to contract holders upon maturity are reflected as an expense with an offsetting reduction to the increase in actuarial liabilities.

Amounts received for universal life and investment-type contracts are not included in the income statement but are reported as deposits to contract holder account balances. Revenues from these contracts are limited to amounts assessed against policyholders’ account balances for mortality, policy administration and surrender charges, and are included in Fee income when earned.

Interest accrued on contracts is included in interest on claims and deposits.

Payments upon maturity or surrender are reflected as reductions to the contract holder deposits on the balance sheet.

Other payments in excess of the account value, such as death claims, are reflected as an expense.

Unrealized foreign currency translation gains (losses)	A proportionate amount of the exchange gain or loss accumulated in OCI is reflected in net income when there is a reduction in our net investment in a foreign operation resulting from a capital transaction, dilution, or sale of all or part of the foreign operation.	A proportionate amount of exchange gains or losses accumulated in OCI is reflected in net income only when there is a reduction in our net investment in the foreign operation resulting from the sale of all or substantially all of the foreign operation.
Future income tax asset and liability(1)	Future income tax liabilities and assets are recognized based on the differences between the accounting values of assets and liabilities and their related tax bases using income tax rates of enacted or substantively enacted tax law.	Future income tax liabilities and assets are recorded based on income tax rates of currently enacted tax law. Differences in the provisions for income taxes arise from differing accounting policies for assets and liabilities, and differences in the recognition of tax rate changes are disclosed in this note. As well, this note provides other disclosure differences.
Derivatives

For net investment hedges, changes in fair value of these hedging derivatives, along with interest earned and paid on the swaps are recorded to the foreign exchange gains and losses in OCI, offsetting the respective exchange gains or losses arising from the underlying investments.

There is no requirement to bifurcate embedded derivatives from actuarial liabilities for insurance contracts. As a result, they are included as part of actuarial liabilities.

For net investment hedges, spot rate changes on the hedging derivatives are recorded to the foreign exchange gains and losses in OCI to offset the respective exchange gains or losses arising from the underlying investments. The remainder of the changes in fair value, along with interest earned and paid, is recorded in net income.

Embedded derivatives in insurance contracts are separately accounted for as stand-alone derivatives when they are not clearly and closely related to their host instruments. They are recorded at fair value with changes in fair value recorded in income.

Non-cash collateral	Non-cash collateral received in securities lending transactions is not recognized on our Consolidated Financial Statements.	If we have the ability to sell or repledge non-cash collateral received in securities lending transactions, we recognize an asset on the balance sheet and a corresponding liability for the obligation to return it.
Non-controlling interests	Non-controlling interests is presented outside of liabilities and equity. Transactions with non-controlling interests are accounted for as step-acquisitions or disposals.	Non-controlling interests is included as part of equity, separate from shareholders’ equity. Effective in 2009, transactions with non-controlling interests that do not result in a change in control are accounted for as equity transactions rather than step-acquisitions or disposals.
Business combinations	Transaction and other costs directly related to an acquisition are capitalized as part of the purchase.

As a result of the adoption of the amended section on business combinations in ASC Topic 805 in 2009 (originally issued as FAS 141(R), transaction costs related to an acquisition are recognized as an expense through income.

Consolidation of VIE

VIEs for which we are the primary beneficiary are consolidated. The primary beneficiary is the variable interest holder that absorbs the majority of the expected losses, expected residual returns, or both. Qualifying Special Purpose Entities (“QSPE’s”) are exempt from consolidation by the transferor.

Prior to 2010, the consolidation requirements for VIEs were the same as under Canadian GAAP. As the result of the amendments to ASC Topic 810 adopted on January 1, 2010, the primary beneficiary is the variable interest holder that has both the power to direct the activities that most significantly impact the VIE’s economic performance and the obligation to absorb losses, or the right to receive benefits, that could potentially be significant to the VIE. QSPEs are no longer exempt from the consolidation guidance.

(1) U.S. GAAP terminology is deferred income tax.

Sun Life Financial Inc. Annual Report 2010 Notes to the Consolidated Financial Statements

26.C Changes in U.S. generally accepted accounting standards

Adopted in 2010

The significant new U.S. GAAP accounting pronouncements and their impact to our Consolidated Financial Statements are described in the section that follows.

In June 2009, the FASB issued ASU 2009-16, Accounting for Transfers of Financial Assets, which amends ASC Topic 860, Transfers and Servicing. It amends the sale accounting criteria for transfers of financial assets, changes the initial recognition of retained interests, provides a definition of a participating interest to establish when transfers of portions of financial assets can achieve sale accounting, and eliminates the concept of a QSPE. As a result, QSPEs are subject to the consolidation guidance in ASC Topic 810: Consolidations. This guidance is effective for financial asset transfers occurring on or after January 1, 2010. The adoption of these amendments did not have a material impact in our Consolidated Financial Statements.

In June 2009, the FASB issued Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities, which amends ASC Topic 810, Consolidations. We adopted these amendments on January 1, 2010. This guidance amends the consolidated requirements applicable to VIEs. Under this new guidance, an entity would consolidate a VIE when the entity has both (a) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (b) the obligation to absorb losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE. In February 2010, the FASB issued ASU 2010-10, Amendments for Certain Investment Funds, which defers the amended consolidation guidance from being applied for a reporting entity’s interest in an entity (1) that has all the attributes of an investment company or (2) for which it is industry practice to apply measurement principles for financial reporting purposes that are consistent with those followed by investment companies. As a result of the amended consolidation guidance, in addition to the VIE we consolidated under the previous guidance, we consolidated two Company sponsored Collateralized Debt Obligations (“CDO”) and one synthetic CDO, electing the fair value option, four Company sponsored Collateralized Loan Obligations (“CLO”), at the carrying values carried forward as if we had been the primary beneficiary from the date we entered into the VIE arrangements and the SL Capital Trusts that issued the innovative capital instruments. The impact in our Consolidated Balance Sheet on January 1, 2010, as a result of consolidating the CDO, the synthetic CDO and the CLO VIEs was an increase in assets of $926, an increase in liabilities of $891, and increases in retained earnings of $21 and accumulated OCI of $14. The increases in retained earnings and accumulated OCI, respectively, are related to the unrealized net losses on held-for-trading and available-for-sale debt securities issued by the various VIEs which are eliminated and effectively remeasured at amortized cost through consolidation. We elected the fair value option for the CDOs and synthetic CDO to reduce the accounting mismatch that would result from measuring consolidated debt security assets and financial liabilities at fair value and amortized cost, respectively. We elected the fair value option for debt securities with a fair value of $305 and a fair value adjustment of $(3) and financial liabilities with an amortized cost of $426 and fair value adjustment of $(51) as at January 1, 2010. We did not elect the fair value option for the CLOs because the consolidated loan assets and financial liabilities are both measured at amortized cost. The consolidation of the SL Capital Trusts did not have a material impact in our Consolidated Financial Statements. Section D xvi of this note includes additional disclosures related to these VIEs.

In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements, which provides amendments to ASC Topic 820, Fair Value Measurements and Disclosures. The new disclosures required include disclosure of the amounts of significant transfers between Levels 1 and 2 and the reasons for those transfers, the reasons for any transfers in or out of level 3 and information about purchases, sales, issuances and settlements for the reconciliation of Level 3 measurements. It also clarifies the disclosure requirements regarding the level of disaggregation and valuation techniques. The amended disclosures, with the exception of the information regarding purchases, sales, issuances and settlements in the Level 3 reconciliation, are required to be included in the 2010 Consolidated Financial Statements. We have included the required disclosure in Note 5 since Canadian GAAP required this disclosure in 2009.

In March 2010, the FASB issued ASU 2010-11, Scope Exception Related to Embedded Credit Derivatives, an amendment to Topic 815, Derivatives and Hedging. It addresses the application of the embedded derivative scope exception, which only applies to the transfer of credit risk in the form of subordination of one financial instrument to another. The new standard also clarifies how to analyze embedded credit derivative features, including those in CDOs, credit-linked notes (“CLNs”), synthetic CDOs and CLNs and other synthetic securities and whether they require to be accounted for separately. The standard permits a one-time election of the fair value option to the entire hybrid instrument at the adoption of this standard. We adopted the new standard on July 1, 2010 and elected the fair value option to measure our investment in securities issued by the synthetic CDOs at fair value, with changes in fair value recognized in earnings. Our investments in scope of the new standard are $89 of securities issued by synthetic CDOs. Upon adoption of the new standard we reclassified from accumulated other comprehensive income to retained earnings of an after-tax gross loss of $21. There was no gross gain.

In July 2010, the FASB issued ASU 2010-20, Disclosure about the Credit Quality of Financing Receivables and the Allowance for Credit Losses, which amends ASC Topic 310, Receivables. The amendments require that an entity provide a greater level of disaggregated information about the credit quality of the entity’s financing receivables and allowance for credit losses to provide financial statement users with greater transparency about these items. It also requires disclosure of credit quality indicators and the aging of past due information for its financing receivables. The adoption of this standard did not have a material impact to our Consolidated Financial Statements.

Notes to the Consolidated Financial Statements Sun Life Financial Inc. Annual Report 2010

Future U.S. GAAP Accounting and reporting changes

Transition to International Financial Reporting Standards

The United States Securities and Exchange Commission has issued amendments to its rules that will allow us, subject to certain conditions, to eliminate the reconciliation of Canadian GAAP to U.S. GAAP from the notes to our Consolidated Financial Statements upon adoption of IFRS on January 1, 2011. As a result, we expect to no longer include this reconciliation in our future Consolidated Financial Statements and have not included disclosure on future changes to U.S. GAAP and their potential impact to our U.S. GAAP results.

26.D Additional information required to be reported under U.S. GAAP

26.D.i Realized gains (losses) on sales of available-for-sale securities included in net realized gains:

For the years ended December 31	2010	2009	2008
Bonds:
Gross realized gains	$447	$353	$264
Gross realized losses	$(202)	$(348)	$(1,161)
Stocks:
Gross realized gains	$143	$230	$116
Gross realized losses	$(45)	$(410)	$(229)
26.D.ii Change In net gains (losses) included In Net investment income (loss) for securities classified as held-for-trading:
For the years ended December 31	2010	2009	2008
Bonds	$776	$2,150	$(3,492)
Stocks	$124	$219	$(465)

26.D.iii Real estate:

The depreciation expense included in U.S. GAAP other expenses is as follows:

For the years ended December 31	2010	2009	2008
Depreciation expense	$61	$61	$67

26.D.iv Derivatives:

We use different accounting policies for net investment hedges in Cdn. and U.S. GAAP as described below:

Net investment hedges

We designate net investment hedges consistently in both Cdn. and U.S. GAAP. However, we use different accounting policies for these hedges. Under Cdn. GAAP, changes in fair value of these hedging derivatives, along with interest earned and paid on the swaps, are recorded to the foreign exchange gains and losses in OCI, offsetting the respective exchange gains or losses arising from the underlying investments. Under U.S. GAAP, only the spot rate changes on the hedging derivatives are recorded to the foreign exchange gains and losses in OCI to offset the respective exchange gains or losses arising from the underlying investments. The remainder of the changes in fair value, along with interest earned and paid, are recorded in net income. For the years ended December 31, 2010, 2009 and 2008, we recorded $113, $335 and $(451), respectively, to the foreign exchange gains (losses) in OCI, net of taxes, for U.S. GAAP purposes.

26.D.v Other-Than-Temporary-Impairment (“OTTI”):

Bonds

As described in Note 26B, we present and disclose OTTI in accordance with FASB ASC Topic 320, beginning on April 1, 2009. Securities whose fair value is less than their carrying amount are considered to be impaired and are evaluated for potential other-than-temporary impairment. If we intend to sell, or if it is more likely than not that we will be required to sell an impaired security prior to recovery of its cost basis, the security is considered other-than-temporarily impaired and we record a charge to earnings for the full amount of impairment (the difference between the current carrying amount and fair value of the security). Otherwise, losses on securities which are other-than-temporarily impaired are separated into two categories, namely, credit loss and non-credit loss. The credit loss portion is charged to net realized gains (losses) in our Consolidated Statements of Operations, while the non-credit loss is charged to other comprehensive income (loss). When an unrealized loss on a fixed maturity is considered temporary, we continue to record the unrealized loss in other comprehensive income (loss) and not in earnings. To compute the credit loss component of OTTI for corporate bonds on the date of transition (April 1, 2009), both historical default (by rating) data, used as a proxy for the probability of default, and loss given default (by issuer) projections were applied to the par amount of the bond. For corporate bonds post-transition, the present value of future cash flows using the book yield is used to determine the credit component of OTTI. If the present value of the cash flow is less than the security’s amortized cost then the difference is recorded as a credit loss. The difference between the estimates of the credit related loss and the overall OTTI was concluded to be the non-credit-related component.

Sun Life Financial Inc. Annual Report 2010 Notes to the Consolidated Financial Statements

For those securities where we do not have the intent to sell and it is not more likely than not that we will be required to sell, we employ a portfolio monitoring process to identify securities that are other-than-temporarily impaired. We have a Credit Committee comprised of professionals from our investment and accounting functions which meets at least quarterly to review individual issues or issuers that may be of concern. In determining whether a security is other-than-temporarily impaired, the Credit Committee considers the factors described below. The process involves a quarterly screening of all impaired securities, with particular attention paid to identify those securities whose fair value to amortized cost percentages have been less than 80% for an extended period of time. Discrete credit events, such as a ratings downgrade, are also used to identify securities that may be other-than-temporarily impaired. The securities identified are then evaluated based on issuer-specific facts and circumstances, such as the issuer’s ability to meet current and future interest and principal payments, an evaluation of the issuer’s financial position and its near term recovery prospects, difficulties being experienced by an issuer’s parent or affiliate, and management’s assessment of the outlook for the issuer’s sector. In making these evaluations, the Credit Committee exercises considerable judgment. Based on this evaluation, issues or issuers are considered for inclusion on one of our following credit lists:

“Monitor List”  –  Management has concluded that our amortized cost will be recovered through timely collection of all contractually specified cash flows, but that changes in issuer-specific facts and circumstances require monitoring on a quarterly basis. No OTTI charge is recorded in our Consolidated Statements of Operations for unrealized losses on securities related to these issuers.

“Watch List”  –  Management has concluded that our amortized cost will be recovered through timely collection of all contractually specified cash flows, but that changes in issuer-specific facts and circumstances require continued monitoring during the quarter. A security is moved from the Monitor List to the Watch List when changes in issuer-specific facts and circumstances increase the possibility that a security may become impaired within the next 24 months. No OTTI charge is recorded in our Consolidated Statements of Operations for unrealized losses on securities related to these issuers.

“Impaired List”  –  This list includes securities that we have the intent to sell or more likely than not will be required to sell. In addition, it includes those securities for which management has concluded that our amortized cost will not be recovered due to expected delays or shortfalls in contractually specified cash flows. For these investments, an OTTI charge is recorded or the security is sold and a realized loss is recorded as a charge to income. Credit OTTI losses are recorded in our Consolidated Statement of Operations and non-credit OTTI losses are recorded in other comprehensive income (loss).

Structured securities, typically those rated single A or below, are subject to certain provisions in FASB ASC Topic 325, Investments  –Other, previously issued as EITF Issue No. 99-20, Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continued to Be Held by a Transferor in Securitized Financial Assets. These provisions require us to periodically update our best estimate of cash flows over the life of the security. In the event that the fair value is less than the carrying amount and there has been an adverse change in the expected cash flows (as measured by comparing the original expected cash flows to the current expectation of cash flows, both discounted at the current effective rate), then an impairment charge is recorded to income. Estimating future cash flows is a quantitative and qualitative process that incorporates information received from third parties, along with assumptions and judgments about the future performance of the underlying collateral. Losses incurred on the respective mortgage-backed securities portfolios are based on expected loss models, not incurred loss models. Expected cash flows include assumptions about key systematic risks (e.g. unemployment rates, housing prices) and loan-specific information (e.g. delinquency rates, loan-to-value ratio).

There are inherent risks and uncertainties in management’s evaluation of securities for OTTI. These risks and uncertainties include factors both external and internal to us, such as general economic conditions, an issuer’s financial condition or near-term recovery prospects, market interest rates, unforeseen events which affect one or more issuers or industry sectors, and portfolio management parameters, including asset mix, interest rate risk, portfolio diversification, duration matching and greater than expected liquidity needs. All of these factors could impact management’s evaluation of securities for OTTI.

For securities that are assessed to have incurred a credit loss, the amount of credit loss is calculated based upon the cash flows that we expect to collect given an assessment of the relevant facts and circumstances for the issuer and specific bond issue. Such factors include the financial condition, credit quality, and the near-term prospects of the issuer, as well as the issuer’s relative liquidity, among other factors.

We recorded credit OTTI losses in our Consolidated Statements of Operations totalling $80 for the year ended December 31, 2010 ($167 in 2009) for OTTI on our available-for-sale bonds. The credit loss OTTI recorded during the year was concentrated in corporate bonds. These impairments were driven primarily by adverse financial conditions of the issuers.

The other-than-temporary impairment recognized for the years ended December 31 on available-for-sale bonds:

	2010	2009
Total other-than-temporary impairment recognized under Canadian GAAP	$12	$46
Total other-than-temporary impairment recognized under U.S. GAAP	101	474
Additional other-than-temporary impairment taken under U.S. GAAP	89	428
Less: non-credit portion of other-than-temporary impairment recognized in OCI	21	308
Additional net impairment losses recognized in the U.S. GAAP Consolidated Statements of Operations	$68	$120

Notes to the Consolidated Financial Statements Sun Life Financial Inc. Annual Report 2010

The changes in credit losses on available-for-sale debt securities, recorded in OTTI and recognized in OCI is as follows:

Cumulative other-than-temporary impairment credit losses of available-for-sale debt securities:

Total
Credit losses of other-than-temporarily impaired debt securities upon the adoption of Topic 320 (FSP FAS115-2 and 124-2) at transition as at April 1, 2009	512
Credit losses recognized in income on debt securities not previously impaired	119
Credit losses recognized in income on debt securities that have previously been impaired	2
Reductions due to securities sold	(253)
Balance, December 31, 2009	$380
Credit losses recognized in income on debt securities not previously impaired	60
Credit losses recognized in income on debt securities that have previously been impaired	4
Reductions due to securities sold	(128)
Effect of changes in currency exchange rates	(22)
Balance, December 31, 2010	$294

Stocks

All equity instruments in an unrealized loss position are reviewed quarterly to determine if objective evidence of impairment exists. Objective evidence of impairment for an investment in an equity instrument includes, but is not limited to, the financial condition and near-term prospects of the issuer, including information about significant changes with adverse effects that have taken place in the technological, market, economic or legal environment in which the issuer operates that may indicate that the carrying amount will not be recovered, and a significant or prolonged decline in the fair value of an equity instrument below its cost. If, as a result of this review, the security is determined to be other-than-temporarily impaired, it is written down to its fair value.

In addition to the review process described above, we applied presumptive impairment tests to determine whether there has been a significant or prolonged decline in the fair value of an equity instrument below its cost. Unless extenuating circumstances exist, all equity instruments exhibiting the following characteristics are presumed to be other-than-temporarily impaired and are written down to their fair value:

•	Fair value less than cost for longer than 12 months;
•	Fair value less than cost for longer than 6 months and fair value less than 60% of cost; or
•	Fair value less than 50% of cost

In all circumstances, if we do not have the intent and ability to retain our investment in an equity instrument for a period of time sufficient to allow for the anticipated recovery of our cost, the instrument is written down to fair value.

For the year ended December 31, 2010, impairment charges of $23 ($352 in 2009), were recognized related to available-for-sale stocks.

26.D.vi Gross unrealized gains (losses) on available-for-sale bonds and stocks:

As at December 31, 2010	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)(1)	Estimated Fair Value
Issued or guaranteed by:
Canadian federal government	$3,356	$100	$(8)	$3,448
Canadian provincial and municipal governments	6,978	962	(68)	7,872
U.S. Treasury and other U.S. agencies	2,233	74	(26)	2,281
Other governments	3,390	448	(26)	3,812
Corporate	30,767	1,886	(511)	32,142
Asset-backed securities
Commercial mortgage-backed securities	1,013	65	(42)	1,036
Residential mortgage-backed securities	430	22	(1)	451
Collateralized debt obligations	58	1	(11)	48
Other	390	2	(1)	391
Total bonds	$48,615	$3,560	$ (694)	$51,481

(1) The gross unrealized losses include the before tax non-credit OTTI loss of $227, that is recorded as a component of accumulated OCI for assets still held at the reporting date.

Sun Life Financial Inc. Annual Report 2010 Notes to the Consolidated Financial Statements

As at December 31, 2009	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)(1)	Estimated Fair Value
Issued or guaranteed by:
Canadian federal government	$2,894	$78	$(20)	$2,952
Canadian provincial and municipal governments	6,362	570	(101)	6,831
U.S. Treasury and other U.S. agencies	1,051	58	(18)	1,091
Other governments	2,562	252	(32)	2,782
Corporate	30,301	1,568	(1,001)	30,868
Asset-backed securities
Commercial mortgage-backed securities	1,158	40	(115)	1,083
Residential mortgage-backed securities	552	23	(20)	555
Collateralized debt obligations	222	2	(31)	193
Other	86	2	(10)	78
Total bonds	$45,188	$2,593	$(1,348)	$46,433

(1) The gross unrealized losses include the before tax non-credit OTTI loss of $617, that is recorded as a component of accumulated OCI for assets still held at the reporting date.

The gross unrealized gains (losses) on available-for-sale stocks are as follows:

	Original Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
As at December 31, 2010	$3,554	$695	$(26)	$4,223
As at December 31, 2009	$3,253	$393	$(10)	$3,636

26.D.vii Unrealized loss positions for which an OTTI has not been recognized:

The following table shows our investments’ fair value and gross unrealized losses, which includes temporary unrealized losses and the portion of non-credit OTTI losses recognized in accumulated OCI, aggregated by investment category and length of time that individual available-for-sale securities have been in a continuous unrealized loss position, as at December 31, 2010. Our policies and procedures for determining which securities are other-than-temporarily impaired are included in Section Dv of this note.

As at December 31, 2010	Less than 12 months		12 months or more		Total
Description of securities	Fair Value	Unrealized (Losses)	Fair Value	Unrealized (Losses)	Fair Value	Unrealized Losses
Bonds
Issued or guaranteed by:
Canadian federal government	$2,158	$(4)	$18	$(4)	$2,176	$(8)
Canadian provincial and municipal governments	80	(2)	250	(66)	330	(68)
U.S. Treasury and other U.S. agencies	553	(24)	26	(3)	579	(27)
Other governments	250	(9)	216	(17)	466	(26)
Corporate	4,561	(183)	3,093	(328)	7,654	(511)
Asset-backed securities
Commercial mortgage-backed obligations	6	–	163	(42)	169	(42)
Residential mortgage-backed securities	24	–	3	(1)	27	(1)
Collateralized debt obligations	1	–	17	(11)	18	(11)
Other	85	–	10	–	95	–
Stocks(1)	233	(18)	50	(8)	283	(26)
Total temporarily impaired securities	$7,951	$(240)	$3,846	$(480)	$11,797	$(720)

(1)  The stock position in an unrealized loss for 12 months or more relates to a single perpetual preferred security, which although classified as an equity, has significant debt-like characteristics. As such, we assess these securities for impairment by applying an impairment model similar to a debt security. Based on our assessment, we have concluded that there is no evidence of a deterioration in credit of the issuer and the security is not other-than-temporarily impaired.

As at December 31, 2010, a total of 1,849 debt securities and stocks were in an unrealized loss position, of which 1,222 were in a continuous loss position for less than 12 months and 627 positions for 12 months or more. Of the 1,811 debt securities, unrealized losses less than 12 months included 742 positions with an aggregate fair value of $2,568 (186 positions with an aggregate fair value of $197 for 12 months or more) having unrealized losses of less than one hundred thousand dollars per individual holding. A total of 38 stock positions were in a loss position as at December 31, 2010, of which 37 were in a continuous loss position for less than 12 months and 1 position for 12 months or more. Of the 37 stock positions, unrealized losses less than 12 months included 14 positions with an aggregate fair value of $45 having unrealized losses of less than one hundred thousand dollars per individual holding.

Notes to the Consolidated Financial Statements Sun Life Financial Inc. Annual Report 2010

As at December 31, 2009	Less than 12 months		12 months or more		Total
Description of securities	Fair Value	Unrealized (Losses)	Fair Value	Unrealized (Losses)	Fair Value	Unrealized Losses
Bonds
Issued or guaranteed by:
Canadian federal government	$1,128	$(17)	$19	$(3)	$1,147	$(20)
Canadian provincial and municipal Governments	1,945	(98)	71	(3)	2,016	(101)
U.S. Treasury and other U.S. agencies	283	(12)	24	(6)	307	(18)
Other governments	1,111	(27)	143	(5)	1,254	(32)
Corporate	3,581	(190)	4,935	(811)	8,516	(1,001)
Asset-backed securities
Commercial mortgage-backed obligations	111	(2)	322	(113)	433	(115)
Residential mortgage-backed securities	42	–	26	(20)	68	(20)
Collateralized debt obligations	75	(14)	16	(17)	91	(31)
Other	4	–	21	(10)	25	(10)
Stocks	211	(10)	–	–	211	(10)
Total temporarily impaired securities	$8,491	$(370)	$5,577	$(988)	$14,068	$(1,358)

As at December 31, 2009, a total of 2,135 debt securities were in an unrealized loss position, of which 916 were in a continuous loss position for less than 12 months and 1,219 positions for 12 months or more. Of the 2,135 debt securities, unrealized losses less than 12 months included 486 positions with an aggregate fair value of $1,653 (159 positions with an aggregate fair value of $200 for 12 months or more) having unrealized losses of less than one hundred thousand dollars per individual holding. A total of 48 stock positions were in a loss position as at December 31, 2009, of which 48 were in a continuous loss position for less than 12 months and no positions for 12 months or more. Of the 48 stock positions, unrealized losses less than 12 months included 21 positions with an aggregate fair value of $135 having unrealized losses of less than one hundred thousand dollars per individual holding.

26.D.viii Future income tax asset and liability(1) :

Differences between Cdn. GAAP and U.S. GAAP that arise from differing accounting policies for assets and liabilities and differences in the recognition of tax rate changes are as follows:

	Future Income Tax Asset(1)		Future Income Tax Liability(1)
As at December 31, 2010	Cdn. GAAP	U.S. GAAP	Cdn. GAAP	U.S. GAAP
Investments	$(60)	$(53)	$552	$392
Actuarial liabilities	(87)	330	(216)	(287)
Deferred acquisition costs	297	(932)	(6)	649
Losses available for carry forward	637	635	(483)	(398)
Other	(35)	480	97	(257)
Future tax asset/liability before valuation allowance	752	460	(56)	99
Valuation allowance	(43)	(43)	136	67
Total	$709	$417	$80	$166

	Future Income Tax Asset(1)		Future Income Tax Liability(1)
As at December 31, 2009	Cdn. GAAP	U.S. GAAP	Cdn. GAAP	U.S. GAAP
Investments	$319	$(127)	$742	$23
Actuarial liabilities	(70)	1,471	(476)	70
Deferred acquisition costs	381	(1,674)	(5)	(39)
Losses available for carry forward	372	448	(249)	(173)
Other	77	588	(33)	156
Future tax asset/liability before valuation allowance	1,079	706	(21)	37
Valuation allowance	(25)	(25)	79	91
Total	$1,054	$681	$58	$128

(1) U.S. GAAP terminology is deferred income tax.

Sun Life Financial Inc. Annual Report 2010 Notes to the Consolidated Financial Statements

26.D.ix Acquisition:

We completed the acquisition of Lincoln U.K. on October 1, 2009 as described in Note 3. The following table shows the amounts of the assets, liabilities and goodwill at the dates of acquisition under Cdn. and U.S. GAAP. The amounts under each GAAP are different due to the different accounting policies used under each GAAP.

	Lincoln U.K.
	Cdn. GAAP		U.S GAAP
Invested assets acquired	$1,249		$1,249
Other assets acquired(1)	88		276
Segregated funds assets acquired	–		6,629
	1,337		8,154

Actuarial liabilities and other policy liabilities acquired	1,058		1,100
Other liabilities acquired	72		58
Segregated funds liabilities acquired	–		6,629
	1,130		7,787
Net balance sheet assets acquired	$207		$367

Consideration:
Cash cost of acquisition	$380	(2)	$361
Transaction and other related costs	7		–
	$387		$361

Goodwill on acquisition	$180		$(6	)(3)

(1)  Other assets acquired included value of business acquired of $190 under U.S. GAAP.

(2)  Includes the cost to hedge the foreign currency exposure of the purchase price.

(3)  Negative goodwill has been recognized in Net investment income (loss).

The following supplemental unaudited consolidated pro forma information has been prepared to give effect to the acquisition of Lincoln U.K., as if the transaction had been completed at the beginning of each year presented. The consolidated pro forma information is calculated by combining the results of our operations with those of Lincoln U.K. prior to the acquisition date. The consolidated pro forma information is not intended to reflect what would have actually resulted had the transaction been completed at the beginning of those years or what may be obtained in the future. Where applicable, the impact of synergy savings and integration costs arising from the acquisition have been reflected.

For the years ended December 31	2009	2008
Revenue	$20,138	$14,090

Total common shareholders’ net income (loss) before realized gains	$2,541	$206
Net realized gains/(losses)	(154)	(954)
Common shareholders’ net income (loss)	$2,387	$(748)

Weighted average number of shares outstanding (in millions)	561	561
Basic earnings (loss) per share	$4.25	$(1.33)

Common shareholders’ net income (loss) on a diluted basis	$2,381	$(762)
Weighted average number of shares outstanding on a diluted basis (in millions)	562	561
Diluted earnings (loss) per share	$4.24	$(1.36)

The revenue of $60 and earnings of $13 from Lincoln U.K. since the closing date are included in the 2009 Consolidated Financial Statements.

26.D.x Disposition

We sold our life retrocession business on December 31, 2010, as described in Note 3. As a result of the different accounting policies under Canadian GAAP and U.S. GAAP, the loss on disposal (net of tax recovery of $17) was $155 under U.S. GAAP. Determination of the U.S. GAAP loss on disposal includes the reversal of value of business acquired, deferred acquisition costs, and goodwill.

Notes to the Consolidated Financial Statements Sun Life Financial Inc. Annual Report 2010

26.D.xi Earnings per share:

Details of the calculation of the net income (loss) and the weighted average number of shares used in the earnings per share computations for the years ended December 31 are as follows:

	2010		2009		2008
	Cdn. GAAP	U.S. GAAP	Cdn. GAAP	U.S. GAAP	Cdn. GAAP	U.S. GAAP
Common shareholders’ net income (loss)	$1,583	$1,391	$534	$2,324	$785	$(749)
Less: Effect of stock awards of subsidiaries	12	12	6	6	14	14
Common shareholders’ net income (loss) on a diluted basis	$1,571	$1,379	$528	$2,318	$771	$(763)
Weighted average number of shares outstanding (in millions)	568	568	561	561	561	561
Add: Adjustments relating to the dilutive impact of stock options	2	2	1	1	1	– (1)
Weighted average number of shares outstanding on a diluted basis (in millions)	570	570	562	562	562	561

(1)  For the year ended December 31, 2008, an adjustment of 1 million common shares related to the potential dilutive impact of stock options was excluded from the calculation of diluted earnings per share since their effect is anti-dilutive when a loss is reported.

26.D.xii Statements of cash flows:

Under Cdn. GAAP, deposits, maturities and withdrawals related to investment-type contracts and universal life contracts are included in Operating activities. Under U.S. GAAP, deposits, maturities and withdrawals are reflected as financing activities; these cash flow items are as follows:

For the years ended December 31	2010	2009	2008
Deposits and withdrawals reclassified to financing activities:
Deposits to policyholders’ accounts	$4,121	$5,519	$5,020
Withdrawals from policyholders’ accounts	$6,227	$5,693	$7,076

26.D.xiii Liabilities for contract guarantees:

We offer various guarantees to certain policyholders including a return of no less than (a) total deposits made on the contract less any customer withdrawals, (b) total deposits made on the contract less any customer withdrawals plus a minimum return, or (c) the highest contract value on a specified anniversary date minus any customer withdrawals following the contract anniversary. These guarantees include benefits that are payable in the event of death, upon annuitization, or at specified dates during the accumulation period of an annuity.

For policies with a guaranteed minimum death benefit, the net amount at risk represents the excess of the value of the guaranteed minimum death benefit over the account value. This is a hypothetical amount that would only have been payable on December 31, 2010, had all of the policyholders died on that date. For policies with a guaranteed minimum income benefit, the net amount at risk represents the excess of the cost of an annuity to meet the minimum income guarantee over the account value. Since there are limitations as to when these guarantees may be exercised, not all of these guarantees would be expected to be exercised immediately.

Sun Life Financial Inc. Annual Report 2010 Notes to the Consolidated Financial Statements

The table below represents information regarding our variable annuity and unit-linked pension contracts with guarantees as at December 31, 2010.

Benefit type	Account Balance	Net Amount at Risk	Weighted Average Attained Age of Contract Holders
Minimum death	$39,911	$2,692	63
Minimum income	$1,626	$1,455	54
Minimum accumulation, withdrawal and reinsured minimum income	$27,093	$935	62

The following summarizes the reserves for the minimum guaranteed death benefit and income benefit as at December 31:

	Minimum Guaranteed Death Benefit	Guaranteed Minimum Income Benefit	Total
Balance as at December 31, 2008	$303	$193	$496
Benefit ratio and assumption changes	(76)	23	(53)
Incurred guaranteed benefits	48	16	64
Paid guaranteed benefits	(114)	(23)	(137)
Interest	21	(1)	20
Effect of changes in currency exchange rates	(31)	(10)	(41)
Balance as at December 31, 2009	151	198	349
Benefit ratio and assumption changes	24	11	35
Incurred guaranteed benefits	32	1	33
Paid guaranteed benefits	(42)	(26)	(68)
Interest	11	52	63
Effect of changes in currency exchange rates	(8)	(17)	(25)
Balance as at December 31, 2010	$168	$219	$387

The liability for death and income benefit guarantees is established equal to a benefit ratio multiplied by the cumulative contract charges earned, plus accrued interest less contract benefit payments. The benefit ratio is calculated at the date of issue as the present value of all actual and expected contract benefit payments divided by the present value of all actual and expected contract charges.

Projected contract benefit payments and contract charges used in determining the liability for guarantees are developed using models and stochastic scenarios that are also used in the development of estimated expected future gross profits. Underlying assumptions for the liability related to income benefits include assumed future annuitization elections based upon factors such as eligibility conditions and the annuitant’s attained age. The liability for guarantees will be re-evaluated periodically, and adjustments will be made to the liability balance through a charge or credit to policy owner benefits.

Guaranteed minimum accumulation benefits and withdrawal benefits and reinsured minimum income benefits that are net settled are considered to be derivatives under FASB ASC Topic 815, Derivative and Accounting, and are recognized at fair value through earnings. Liabilities for the guaranteed minimum accumulation and withdrawal benefits and reinsured income benefits were $646 and $936 as at December 31, 2010 and December 31, 2009, respectively.

26.D.xiv Disclosures relating to fair value measurements:

Please refer to Note 5Ai for fair value methodologies and assumptions. In addition, derivatives, such as guaranteed minimum accumulation benefits (“GMABs”) and guaranteed minimum withdrawal benefits (“GMWBs”), which are embedded in certain insurance contracts, are required to be bifurcated and reported separately at fair value under U.S. GAAP. The fair value of these embedded instruments is determined using various valuation assumptions, including certain risk margins and our own credit standing, as well as assumptions regarding policyholder behaviour.

Financial instruments measured at fair value as of December 31, 2010 and 2009 are categorized and presented by the hierarchy level in Note 5Aiii. Additional financial assets and liabilities measured at fair value by the hierarchy level under FASB ASC Topic 820 are presented in the following tables:

As at December 31, 2010	Level 1(1)	Level 2	Level 3	Total
Segregated funds net assets	$43,187	$46,006	$543	$89,736
Embedded derivative liabilities	$–	$–	$786	$786

(1) There were no significant transfers between Level 1 and Level 2.

Notes to the Consolidated Financial Statements Sun Life Financial Inc. Annual Report 2010

As at December 31, 2009	Level 1	Level 2	Level 3	Total
Segregated funds net assets	$38,303	$41,448	$787	$80,538
Embedded derivative liabilities	$–	$–	$1,093	$1,093

The following tables show a reconciliation of the beginning and ending balances for additional assets and liabilities which are categorized as level 3 under FASB ASC Topic 820 for the year ended December 31, 2010 and 2009.

	Total realized and unrealized gains (losses)(2)
For the year ended December 31, 2010	Beginning balance	Included in net income (loss)	Included in OCI	Purchases, issuances, and settlements (net)	Transfers in and/or (out) of level 3(1)	Ending balance	Change in unrealized gains (losses) included in earnings relating to instruments still held at the reporting date(2)
Segregated funds net assets	$787	$(25)	$(4)	$(56)	$(159)	$543	$10
Embedded derivative liabilities	$1,093	$(638)	$–	$331	$–	$786	$(112)

(1)  Transfers in and/or (out) of level 3, $3 and $(162), respectively, during 2010 are primarily attributable to changes in the transparency of inputs used to price the securities.

(2)  For liabilities, gains are indicated in negative numbers.

	Total realized and unrealized gains (losses)(2)
For the year ended December 31, 2009	Beginning balance	Included in net income (loss)	Included in OCI	Purchases, issuances, and settlements (net)	Transfers in and/or (out) of level 3(1)	Ending balance	Change in unrealized gains (losses) included in earnings relating to instruments still held at the reporting date(2)
Segregated funds net assets	$1,187	$(81)	$–	$(277)	$(42)	$787	$167
Embedded derivative liabilities	$2,469	$(1,620)	$–	$244	$–	$1,093	$(1,346)

(1)  Transfers in and/or (out) of level 3 during 2009 are primarily attributable to changes in the transparency of inputs used to price the securities.

(2)  For liabilities, gains are indicated in negative numbers.

26.D.xv Accounting for uncertainty in income taxes:

The liability for unrecognized tax benefits (“UTBs”) related to permanent and temporary tax adjustments, exclusive of interest, was $242 as at December 31, 2010 ($707 as at December 31, 2009). Of this total, $219 ($419 as at December 31, 2009) of tax benefits would favorably affect our effective tax rate if the tax benefits were recognized in our Consolidated Financial Statements.

The net changes in the liability are as follows:

UTB balance as at January 1, 2009	$550
Increase (decrease) related to tax positions in prior year	(81)
Increase (decrease) related to tax positions in current year	281
Increase (decrease) related to foreign exchange movement	(43)
UTB balance as at December 31, 2009	$707
Increase (decrease) related to tax positions in prior year	(470)
Increase (decrease) related to tax positions in current year	19
Increase (decrease) related to foreign exchange movement	(14)
UTB balance as at December 31, 2010	$242

Sun Life Financial Inc. Annual Report 2010 Notes to the Consolidated Financial Statements

We record interest and penalties related to income taxes as a component of other expense in our Consolidated Statements of Operations. We have $24 of net interest and penalties accrued related to UTBs as at December 31, 2010 ($39 as at December 31, 2009). During 2010, we recorded a decrease of gross interest and penalties of $13 ($17 decrease in 2009) in our Consolidated Statements of Operations. The foreign exchange effect of the accrued interest is recorded in the currency translation account.

While the final outcome of the ongoing tax examinations is not yet determinable, we believe that an increase or decrease of the total amount of UTBs within the next 12 months would not materially impact our effective tax rate.

The following table summarizes, by major tax jurisdiction, the tax years that remain subject to examination by the relevant taxing authorities:

Tax Jurisdiction	Years Subject to Examination
Canada	2005 – forward
U.S.	2001 – forward
U.K.	2003 – forward

26.D.xvi Involvement in VIEs:

We are involved with various special purpose entities and other entities that are deemed to be VIEs primarily as a collateral manager and as an investor through normal investment activities, or as a means of accessing capital. A VIE is an entity that either has investors that lack certain essential characteristics of a controlling financial interest or lacks sufficient funds to finance its own activities without financial support provided by other entities.

We perform ongoing qualitative assessments of our VIEs to determine whether we have a controlling financial interest in the VIE and therefore are the primary beneficiary. We are deemed to have a controlling financial interest when we have both the ability to direct the activities that most significantly impact the economic performance of the VIE and the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE. Based on our assessment, if we determine we are the primary beneficiary, we consolidate the VIE in our Consolidated Financial Statements.

Consolidated VIEs

The following table presents the carrying value of assets and liabilities, and the maximum exposure to loss relating to the VIEs for which we are the primary beneficiary. Creditors have no recourse against us in the event of default by the VIEs, nor do we have any implied or unfunded commitments to these VIEs. Our financial or other support provided to these VIEs is limited to our investment management services and original investment.

As a result of the amended consolidation guidance adopted on January 1, 2010 (see Section C of this note), a synthetic CDO VIE and CLO VIEs were consolidated in 2010 and are included in the following table, along with a synthetic CDO that was consolidated prior to the adoption of the amended guidance in 2010. Two CDOs reported in Section C of this note as part of the impact on our Consolidated Balance Sheet of adopting the amended consolidation guidance as at January 1, 2010, are not included in the following table because we divested of our original investment during the year and no longer have a controlling financial interest in these VIEs. These CDOs are included with the non-consolidated VIE disclosure that follows.

As at December 31, 2010	Total Assets	Total Liabilities	Maximum Exposure to Loss(1)
Synthetic CDO(2)	$61	$42	$62
CLOs(3)	283	247	61
Total	$344	$289	$123

(1)  The maximum exposure to loss represents the maximum loss amount that we could recognize as a reduction in net investment income or as a realized capital loss and is the cost basis of our investment.

(2)  Total Assets are included in Bonds – held-for-trading and Cash and cash equivalents, Total Liabilities are included in Other liabilities and Derivative liabilities in our Consolidated Balance Sheet.

(3)  Total Assets are included in Mortgages and corporate loans and Derivative assets and Total Liabilities are included in Other liabilities and Derivative liabilities in our Consolidated Balance Sheet.

The synthetic CDOs represent structured investment vehicles for which we have a controlling financial interest as we provide collateral management services, earn a fee for those services and hold investments in the securities issued by the vehicles. CLOs represent structured investment vehicles for which we have a controlling financial interest as we provide investment management services, earn a fee for those services and hold investments in the securities issued by the vehicles.

In addition to the VIEs included in the preceding table, we have also used VIEs as a means of obtaining financing. These include the VIE that issued the senior financing described in Note 12D, which was consolidated prior to the amended consolidation guidance in 2010, and the SL Capital Trusts that issued the trust capital securities that are described in Note 11, which were consolidated on January 1, 2010 as a result of the adoption of the amended consolidation guidance. The consolidation of these VIEs resulted in the recognition of liabilities in our Consolidated Balance Sheets for the amounts borrowed through these VIEs.

Notes to the Consolidated Financial Statements Sun Life Financial Inc. Annual Report 2010

Non-Consolidated VIEs

The following table presents the carrying value of assets and liabilities, and the maximum exposure to loss relating to significant VIEs for which we are not the primary beneficiary. We have no implied or unfunded commitments to these VIEs.

As at December 31, 2010	Assets	Liabilities	Maximum Exposure to Loss(1)
CDOs	$2,114	$2,114	$–
CLO	28	28	1
Total	$2,142	$2,142	$1

(1) The maximum exposure to loss represents our investment in securities issued by CDOs and the CLO at cost.

In addition, through normal investment activities, we make passive investments in structured securities issued by VIEs for which we are not the manager. These investments are included in Bonds – held-for-trading and Bonds – available-for-sale in our Consolidated Balance Sheets. We have not provided financial or other support with respect to these investments other than our original investment. For these investments, we have determined we are not the primary beneficiary due to the relative size of our investment in comparison to the principal amount of the structured securities issued by the VIEs, the level of credit subordination, which reduces our obligation to absorb losses or right to receive benefits, and our inability to direct the activities that most significantly impact the economic performance of the VIEs. Our maximum exposure to loss on these investments is limited to the amount of our investment.

Sun Life Financial Inc. Annual Report 2010 Notes to the Consolidated Financial Statements

Appointed Actuary's Report

THE SHAREHOLDERS AND DIRECTORS OF SUN LIFE FINANCIAL INC.

I have valued the policy liabilities of Sun Life Financial Inc. and its subsidiaries for its Consolidated Balance Sheets at December 31, 2010 and 2009 and their change in the Consolidated Statements of Operations for the years then ended in accordance with accepted actuarial practice, including selection of appropriate assumptions and methods.

In my opinion, the amount of policy liabilities makes appropriate provision for all policyholder obligations and the Consolidated Financial Statements fairly present the results of the valuation.

Lesley Thomson

Fellow, Canadian Institute of Actuaries

Toronto, Canada

February 16, 2011

Appointed Actuary's Report Sun Life Financial Inc. Annual Report 2010	143

Report of Independent Registered Chartered Accountants

To the Shareholders and Board of Directors of Sun Life Financial Inc.

We have audited the accompanying Consolidated Financial Statements of Sun Life Financial Inc. and subsidiaries (the “Company”), which comprise of the Consolidated Balance Sheets and the separate Consolidated Statements of Segregated Funds Net Assets as of December 31, 2010 and 2009, and the Consolidated Statements of Operations, Equity, Comprehensive Income, Cash Flows and Changes in Segregated Funds Net Assets for each of the three years in the period ended December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these Consolidated Financial Statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of Consolidated Financial Statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the Consolidated Financial Statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Consolidated Financial Statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the Consolidated Financial Statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the Consolidated Financial Statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the Consolidated Financial Statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the Consolidated Financial Statements present fairly, in all material respects, the financial position of Sun Life Financial Inc. and subsidiaries and their segregated funds as of December 31, 2010 and 2009, and their financial performance, their cash flows and the changes in their segregated funds net assets for each of the three years in the period ended December 31, 2010 in accordance with Canadian generally accepted accounting principles.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 16, 2011 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Independent Registered Chartered Accountants

Licensed Public Accountants

February 16, 2011

Toronto, Canada

144	Sun Life Financial Inc. Annual Report 2010 Report of Independent Registered Chartered Accountants

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Sun Life Financial Inc.

We have audited the internal control over financial reporting of Sun Life Financial Inc. and subsidiaries (the “Company”) as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the Consolidated Financial Statements as of and for the year ended December 31, 2010 of the Company and our report dated February 16, 2011 expressed an unqualified opinion on those financial statements.

Independent Registered Chartered Accountants

Licensed Public Accountants

February 16, 2011

Toronto, Canada

Report of Independent Registered Chartered Accountants Sun Life Financial Inc. Annual Report 2010	145

Additional

Company

Information

147	Sources of Earnings

149	Six-Year Summary by Segment

150	Eleven-Year Summary

152	Board of Directors and Executive Team

153	Subsidiary and Affiliate Companies

156	Major Offices

157	Corporate and Shareholder Information

146	Sun Life Financial Inc. Annual Report 2010 Additional Company Information

Sources of Earnings

Sources of earnings (SOE) is an alternative presentation of our income statement with a focus on identifying and quantifying various sources of Canadian GAAP net income. For insurance products sold by the Company, Canadian GAAP valuation requires explicit best estimate assumptions plus margins for the various product risks in the determination of our actuarial liabilities. This includes assumptions for items such as investment returns, lapse, mortality and expenses. Taking into account this valuation methodology, the SOE provides an analysis of the difference between actual net income and expected net income based on business in-force and assumptions made at the beginning of the reporting period.

SOE is a non-GAAP measure and is provided in accordance with OSFI’s guideline on SOE disclosure. The calculation of SOE is dependent on, and sensitive to, the methodology, estimates and assumptions used for which there is no standard across the insurance industry.

The terminology used in the discussion of sources of earnings is described below:

Expected profit on in-force business

The portion of the consolidated pre-tax net income on business in-force at the start of the reporting period that was expected to be realized based on the achievement of the best-estimate assumptions made at the beginning of the reporting period. Expected profit is driven mainly by the release of required margins in the actuarial liabilities, fee income and in-force values. Expected profit for asset management companies is set equal to their pre-tax net income.

Impact of new business

The point-of-sale impact on pre-tax net income of writing new business during the reporting period. Issuing new business may produce a loss at the point-of sale, primarily because valuation assumptions are conservative relative to pricing assumptions and actual acquisition expenses may exceed those assumed in pricing. New business losses (sometimes referred to as new business strain) are often produced by sales of individual life insurance, where valuation margins and acquisition expenses are relatively high. Over time, the impact of new business losses is recovered as margins in the actuarial liabilities are released into net income.

Experience gains and losses

Pre-tax gains and losses that are due to differences between the actual experience during the reporting period and the best-estimate assumptions at the start of the reporting period. Experience gains and losses include variances to both economic assumptions (e.g. investment returns) and non-economic assumptions (e.g. mortality).

Management actions and changes in assumptions

Impact on pre-tax net income resulting from changes in actuarial methods and assumptions or other management actions.

We make judgments involving assumptions and estimates relating to our obligations to policyholders, some of which relate to matters that are inherently uncertain. The determination of these obligations is fundamental to our financial results and requires us to make assumptions about equity market performance, interest rates, asset default, mortality and morbidity rates, policy terminations, expenses and inflation, and other factors over the life of our products. We review these assumptions each year, generally in the third and fourth quarters, and revise these assumptions, if appropriate.

Management actions (included with changes in valuation method and assumption) are items that affect reported earnings in the period by changing the valuation of policy liabilities in ways other than changes to actuarial methods and assumptions. Examples include changes to investment policies, changes to contractually adjustable product features, and changes to existing reinsurance arrangements or reinsurance terms.

Earnings on surplus

Pre-tax net investment income earned on the Company’s surplus assets less expenses and pre-tax debt service costs.

Taxes

All components in the SOE are reported on a pre-tax basis. Taxes relating to all of these components are shown as a separate item in the SOE analysis. Taxes will generally equal the total Company taxes reported in our Consolidated Financial Statements

Non-controlling interests, participating policyholder income (loss) and preferred share dividends are also shown separately in the SOE and are consistent with the values in our Consolidated Financial Statements.

Analysis of Results

For the year ended December 31, 2010, expected profit on in-force business of $1,826 million was $183 million lower than the 2009 level. The decrease in expected profit was driven primarily by currency impacts from the strengthening of the Canadian dollar relative to the foreign currencies, and the adverse impact of refinements to the release pattern of expected profit for Variable Annuity and Segregated Fund products, partially offset by normal business growth and higher net assets in MFS. Expected profit in 2009 included the release of excess default provisions related to commercial mortgages.

The new business issued in 2010 led to pre-tax income losses of $314 million compared to $380 million a year ago. The increase was primarily due to lower losses in SLF U.S. driven by the decision to exit the individual life no-lapse guarantee and fixed annuity marketplace and by lower sales in India as a result of industry-wide regulatory changes on the unit-linked products.

Sources of Earnings Sun Life Financial Inc. Annual Report 2010	147

Experience gains of $27 million in 2010 were primarily attributable to favourable equity market impacts and the favourable impact of investing activities on policy liabilities. Movements in interest rates were favourable as interest rate swap movements more than offset the adverse impact of lower interest rates. These favourable impacts were partially offset by increased expense levels from business initiatives in 2010 and unfavourable credit impacts.

Experience losses in 2009 of $630 million were primarily attributable to unfavourable impacts from downgrades on the Company’s investment portfolio and net impairments partially offset by the favourable impacts of improved equity markets and increased interest rates.

For the year 2010, assumption changes and management actions led gains of $60 million due primarily to favourable mortality assumption updates and model refinements to improve the projection of future cash flows and the restructuring of Sun Life Everbright, partially offset by the impact of higher persistency on products adversely impacted by low interest rates and the impact of higher expenses.

For the year 2009, assumption changes and management actions led losses of $1,164 million due primarily to the unfavourable impact of the implementation of equity- and interest rate-related actuarial assumption updates across the Company in the third quarter, reserve strengthening for updates to lapse and other policyholder behaviour assumptions in the Company’s individual insurance business and expenses reflecting the impact of recent experience studies in several of the Company’s businesses partially offset by the favourable impact of mortality improvements on both life insurance and savings products.

Net pre-tax earnings on surplus of $350 in 2010 compared to $260 a year ago. The increase was due primarily to higher levels of investment gains relative to the prior year.

For the Year Ended December 31, 2010 (in millions of Canadian dollars)	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Total
Expected Profit on In-Force Business	685	627	356	140	18	1,826
Impact of New Business	(61)	(157)	–	(101)	5	(314)
Experience Gains and Losses	139	(92)	–	12	(32)	27
Management Actions and Changes in Assumptions	30	(34)	–	33	31	60
Earnings on Operations (pre-tax)	793	344	356	84	22	1,599
Earnings on Surplus	148	69	–	42	91	350
Earnings before Income Taxes	941	413	356	126	113	1,949
Income Taxes	(94)	(111)	(137)	(34)	134	(242)
Earnings before Non-controlling Interests, Par Income and Preferred Share Dividends	847	302	219	92	247	1,707
Less:
Non-controlling Interests	11	–	11	–	1	23
Par Policyholders’ Income (Loss)	8	1	–	–	–	9
Preferred Share Dividends	–	–	–	–	93	93
Plus:
Gain on sale of life retrocession operations	–	–	–	–	1	1
Common Shareholders’ Net Income (Loss)	828	301	208	92	154	1,583

For the Year Ended December 31, 2009 (in millions of Canadian dollars)	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Total
Expected Profit on In-Force Business	745	849	258	106	51	2,009
Impact of New Business	(42)	(219)	–	(122)	3	(380)
Experience Gains and Losses	86	(588)	–	17	(145)	(630)
Management Actions and Changes in Assumptions	(61)	(930)	–	62	(235)	(1,164)
Earnings on Operations (pre-tax)	728	(888)	258	63	(326)	(165)
Earnings on Surplus	99	(75)	–	34	202	260
Earnings before Income Taxes	827	(963)	258	97	(124)	95
Income Taxes	54	502	(101)	(21)	108	542
Earnings before Non-controlling Interests, Par Income and Preferred Share Dividends	881	(461)	157	76	(16)	637
Less:
Non-controlling Interests	10	–	5	–	–	15
Par Policyholders’ Income (Loss)	5	4	–	–	–	9
Preferred Share Dividends	–	–	–	–	79	79
Common Shareholders’ Net Income (Loss)	866	(465)	152	76	(95)	534

148	Sun Life Financial Inc. Annual Report 2010 Sources of Earnings

Six-Year Summary by Segment

(in millions of Canadian dollars)	2010	2009	2008	2007	2006	2005
Total Assets Under Management (As at December 31)
SLF Canada	133,793	125,429	112,326	127,861	124,103	114,339
SLF United States	70,559	70,422	74,543	68,800	73,519	67,956
MFS	222,266	198,037	164,407	199,836	218,803	190,073
SLF Asia	27,281	24,780	19,930	18,883	13,868	10,826
Corporate	23,119	27,097	18,663	20,809	24,745	21,485
Consolidation Adjustments	(12,770)	(13,125)	(8,777)	(10,925)	(13,606)	(13,790)
Total Company	464,248	432,640	381,092	425,264	441,432	390,889
Total Revenue[1] (For the year ended December 31)
SLF Canada	11,449	11,407	7,927	9,285	9,333	8,658
SLF United States	8,104	11,714	3,817	7,830	10,465	9,161
MFS	1,449	1,251	1,381	1,687	1,662	1,648
SLF Asia	1,709	1,813	498	977	1,022	759
Corporate	2,118	1,579	2,144	1,634	2,164	1,995
Consolidation Adjustments	(189)	(192)	(204)	(225)	(359)	(303)
Total Company	24,640	27,572	15,563	21,188	24,287	21,918
Total Net Income (For the year ended December 31)
SLF Canada	828	871	647	1,049	1,001	971
SLF United States	301	(461)	(1,016)	584	449	496
MFS	208	152	194	281	234	179
SLF Asia	92	76	33	123	101	42
Corporate	154	(16)	999	253	359	188
Total Company	1,583	622	857	2,290	2,144	1,876

Six-Year Summary by Segment Sun Life Financial Inc. Annual Report 2010	149

Eleven-Year Summary

(In millions of Canadian Dollars)	10-Year Average Compound Growth Rate %	5-Year Average Compound Growth Rate %	2010
ASSETS (As at December 31)
General Fund Assets	8.2	1.7	120,859
Segregated Fund Net Assets	6.0	7.8	88,911
Mutual Funds and Other Assets Under Management	1.2	3.0	254,478
Total Assets Under Management	3.5	3.5	464,248
TOTAL EQUITY	10.9	3.4	18,359

BUSINESS RESULTS (For the year ended December 31)
Revenue
Premiums
Annuities	(4.2)	(9.0)	2,836
Life Insurance	5.9	1.9	6,255
Health Insurance	11.4	10.3	4,407
Total Premiums	3.7	0.8	13,498
Net Investment Income	7.6	5.6	7,999
Fee Income	(0.5)	1.6	3,143
Total Revenue	4.1	2.4	24,640

Payments to Policyholders, Beneficiaries and Depositors[1]	4.2	0.7	13,999
Increase in Actuarial Liabilities	6.1	27.2	2,909
Commissions and Expenses	2.1	1.5	5,213
Interest Expenses	10.7	10.0	440
Income Taxes	(0.4)	(6.9)	371
Non-controlling Interests in Net Income of Subsidiaries	(10.1)	0.0	23
Net Income from Continuing Operations	7.7	(2.1)	1,685
Loss from Discontinued Operations, Net of Income Taxes	N/A	NA	–
Total Net Income	7.7	(2.1)	1,685

BUSINESS STATISTICS
Life Insurance In-force[2]			1,064,224
Mutual Fund Sales			28,468
Managed Fund Sales[3]			29,641
Segregated Fund Deposits			10,554

Employees			14,755

[1] Includes net transfers to segregated funds. [2] Includes reinsurance assumed. [3] Includes intercompany sales.

150	Sun Life Financial Inc. Annual Report 2010 Eleven-Year Summary

2009	2008	2007	2006	2005	2004	2003	2002	2001	2000

120,091	119,833	114,291	117,831	110,866	107,803	109,263	123,508	80,328	55,010
81,305	65,762	73,205	70,789	60,984	56,564	54,086	52,755	48,544	49,533
231,244	195,497	237,768	252,812	219,039	198,283	198,529	186,307	224,075	225,190
432,640	381,092	425,264	441,432	390,889	362,650	361,878	362,570	352,947	329,733
17,414	17,409	17,217	17,184	15,546	14,415	13,980	14,915	7,725	6,517

4,795	3,592	3,530	5,380	4,556	4,588	4,805	7,402	4,196	4,371
6,380	5,928	6,010	6,168	5,683	5,948	6,325	5,403	3,759	3,523
4,335	4,067	3,584	3,061	2,701	2,367	2,413	2,070	1,482	1,495
15,510	13,587	13,124	14,609	12,940	12,903	13,543	14,875	9,437	9,389
9,392	(767)	4,852	6,664	6,079	5,924	5,703	5,131	4,162	3,839
2,670	2,743	3,212	3,014	2,899	2,903	2,810	3,095	3,216	3,318
27,572	15,563	21,188	24,287	21,918	21,730	22,056	23,101	16,815	16,546

14,317	14,314	15,196	13,730	13,506	13,114	13,470	13,017	9,486	9,291
7,697	(4,429)	(2,515)	2,525	872	1,425	1,510	3,822	1,697	1,611
5,060	4,775	5,311	5,149	4,837	4,929	5,107	4,856	4,209	4,230
403	366	349	323	273	278	292	268	168	159
(542)	(343)	522	389	531	263	357	70	306	386
15	23	35	27	23	28	14	38	68	67
622	857	2,290	2,144	1,876	1,693	1,306	1,030	881	802
–	–	–	–	–	–	36	–	–	–
622	857	2,290	2,144	1,876	1,693	1,270	1,030	881	802

1,140,415	1,195,526	1,053,642	1,084,886	969,698	950,695	970,397	1,139,308	628,206	561,389
24,642	20,352	22,586	20,412	20,329	19,884	27,491	31,668	39,466	45,614
33,525	20,944	27,613	26,116	31,135	23,981	25,202	29,683	31,953	25,869
11,060	10,919	13,320	8,753	7,205	7,145	5,968	6,642	5,851	8,318

14,260	14,501	14,759	14,264	14,338	13,802	13,560	14,905	11,702	11,328

Eleven-Year Summary Sun Life Financial Inc. Annual Report 2010	151

Board of Directors and Executive Team

Board of Directors

All directors of Sun Life Financial Inc. are also directors of Sun Life Assurance Company of Canada. The Board has determined that all directors other than Donald A. Stewart are independent directors.

Ronald W. Osborne, FCA(2)

Chairman of the Board

William D. Anderson, CA(1)(5)

Corporate Director

John H. Clappison, FCA(1)(5)

Corporate Director

David A. Ganong, CM(1)(2)

Chairman, Ganong Bros. Limited

Martin J. G. Glynn(1)(3)

Corporate Director

Krystyna T. Hoeg, CA(4)(5)

Corporate Director

David W. Kerr, CA(3)(4)

Managing Partner, Edper Financial Group

Idalene F. Kesner(3)(4)

Associate Dean of Faculty and Research and

Frank P. Popoff Chair of Strategic Management,

Kelley School of Business, Indiana University

Mitchell M. Merin(3)(4)

Corporate Director

Bertin F. Nadeau(2)(4)

Chairman and Chief Executive Officer,

GescoLynx Inc.

Hugh D. Segal, CM(2)(3) Senator, Parliament of Canada Donald A. Stewart Chief Executive Officer, Sun Life Financial Inc. James H. Sutcliffe, FIA(1)(5) Corporate Director

(1)	Member of Audit Committee
(2)	Member of Governance and Conduct Review Committee
(3)	Member of Investment Oversight Committee
(4)	Member of Management Resources Committee
(5)	Member of Risk Review Committee

Additional information on the directors and a report on the Board’s corporate governance processes and practices is available in the 2011 Management Information Circular, on sunlife.com and on www.sedar.com.

Executive Team

Donald A. Stewart

Chief Executive Officer

Dean A. Connor

Chief Operating Officer

Claude A. Accum

Executive Vice-President,

Actuarial and Risk Management

Thomas A. Bogart

Executive Vice-President, Business

Development & General Counsel

Kevin P. Dougherty

President, SLF Canada

President, Sun Life Global Investments

Colm J. Freyne

Executive Vice-President &

Chief Financial Officer

Stephen C. Peacher

Executive Vice-President &

Chief Investment Officer

Mark S. Saunders Executive Vice-President & Chief Information Officer Michael P. Stramaglia Executive Vice-President & Chief Risk Officer Westley V. Thompson President, SLF U.S.

Jon A. Boscia was President, Sun Life Financial, until December 31, 2010.

152	Sun Life Financial Inc. Annual Report 2010 Board of Directors and Executive Team

Subsidiary and Affiliate Companies of Sun Life Financial Inc.

As at December 31, 2010

Company	Address of head or principal office	Book value of shares owned*	Per cent of voting shares owned by SLF
Sun Life Assurance Company of Canada	Toronto, Canada	14,602	100%
Amaulico Fund Ltd.	Calgary, Canada		100%
Amaulico Ltd.	Calgary, Canada		100%
Annemasse Boisbriand Holdings, S.E.C.	Manitoba, Canada		100%
BestServe Financial Limited	Hong Kong		100%
Clarica MEEL Holdings Limited	Waterloo, Canada		100%
Crosspointe Shops II LLC	Wellesley Hills, USA		100%
Crosspointe Shops I LLC	Wellesley Hills, USA		100%
Plaza West LLC	Wellesley Hills, USA		100%
PT. Sun Life Financial Indonesia	Jakarta, Indonesia	35	100%
PT. Sun Life Indonesia Services	Jakarta, Indonesia		100%
PT. CIMB Sun Life	Jakarta, Indonesia		49%
SL Investment Holdings 2008-1, LLC	Wellesley Hills, USA		100%
SL Investment PAR Holdings 2008-1, LLC	Wellesley Hills, USA		100%
SL Investment US-RE Holdings 2009-1, Inc.	Wellesley Hills, USA		100%
SLF of Canada UK Limited	Basingstoke, UK	874	100%
SLFC Holdings (UK) plc	Quedgeley, UK	538	100%
Laurtrust Limited	Quedgeley, UK		100%
SLFC Assurance (UK) Limited	Quedgeley, UK	1,049	100%
Barnwood Property Group Limited	Quedgeley, UK		100%
Barnwood Properties Limited	Quedgeley, UK		100%
Sun Life Assurance Company of Canada (U.K.) Limited	Basingstoke, UK	675	100%
BHO Lease Company Limited	Channel Islands, UK		100%
SLFC Investment Managers (UK) Limited	Quedgeley, UK		100%
SLFC Services Company (UK) Limited	Quedgeley, UK		100%
SLFoC Financial Group Plc	Quedgeley, UK		100%
SLFoC Independent Limited	Quedgeley, UK		100%
Sun Life Financial of Canada UK Limited	Basingstoke, UK		100%
Sun Life of Canada UK Holdings Limited	Basingstoke, UK		100%
Sun Life Financial of Canada Trustee Limited	Basingstoke, UK		100%
Sun Broad Street Inline Shops Member, LLC	Wilmington, USA		100%
Sun Broad Street Inline Shops, LLC	Wilmington, USA		100%
Sun Broad Street Outparcel Shops, LLC	Wilmington, USA		100%
Sun Commerce Center, LLC	Wellesley Hills, USA		100%
Sun Encore, LLC	Wellesley Hills, USA		100%
Sun Grand Parkway GP, LLC	Austin, USA		100%
Sun Grand Parkway, L.P.	Austin, USA		100%
Sun Greenfield, LLC	Wellesley Hills, USA		100%
Sun Highlands Plaza, LLC	Wellesley Hills, USA		100%
Sun Lakewood GP, LLC	Austin, USA		100%
Sun Lakewood, L.P.	Austin, USA		100%
Sun Life (Hungary) Group Financing Limited Liability Company	Budapest, Hungary		100%
Sun Life (India) AMC Investments Inc.	Toronto, Canada	49	100%
Birla Sun Life Asset Management Company Limited	Mumbai, India		50%
Sun Life (India) Distribution Investments Inc.	Toronto, Canada		100%
Sun Life and Health Insurance Company (U.S.)	Wellesley Hills, USA	58	100%
Sun Life Assurance Company of Canada (Barbados) Limited	Bridgetown, Barbados		100%
Sun Life Capital Trust	Toronto, Canada		100%
Sun Life Capital Trust II	Toronto, Canada		100%
Sun Life Everbright Life Insurance Company Limited	Tianjin, People’s Republic of China		24.99%
Sun Life Financial (Bermuda) Holdings, Inc.	Wellesley Hills, USA	7	100%
Sun Life Financial Insurance and Annuity Company (Bermuda) Ltd.	Hamilton, Bermuda	7	100%

Subsidiary and Affiliate Companies of Sun Life Financial Inc. Sun Life Financial Inc. Annual Report 2010	153

Company	Address of head or principal office	Book value of shares owned*	Per cent of voting shares owned by SLF
Sun Life Financial (Hungary) Investments Inc.	Toronto, Canada		100%
Sun Life Financial (India) Insurance Investments Inc.	Toronto, Canada	32	100%
Birla Sun Life Insurance Company Limited	Mumbai, India		26%
Sun Life Financial (Mauritius) Inc.	Port Louis, Republic of Mauritius		100%
Sun Life India Service Centre Private Limited	Gurgaon, India		100%
Sun Life Financial Advisory Inc.	Montreal, Canada		100%
Sun Life Financial Asia Services Limited	Hong Kong		100%
Sun Life Financial Distributors (Bermuda) Ltd.	Wellesley Hills, USA		100%
Sun Life Financial Distributors (Canada) Inc.	Waterloo, Canada		100%
Sun Life Financial Investment Services (Canada) Inc.	Waterloo, Canada		100%
Sun Life Financial Investments (Bermuda) Ltd.	Hamilton, Bermuda		100%
Sun Life Financial LTC Solutions Inc.	Waterloo, Canada		100%
Sun Life Financial Trust Inc.	Waterloo, Canada	70	100%
Sun Life Hong Kong Limited	Hong Kong	952	100%
Sun Life Hong Kong Advisory Limited	Hong Kong		100%
Sun Life Trustee Company Limited	Hong Kong		100%
Sun Life Information Services Canada, Inc.	Toronto, Canada		100%
Sun Life Information Services Ireland Limited	Waterford, Republic of Ireland		100%
Sun Life Insurance (Canada) Limited	Toronto, Canada	1,149	100%
SLI General Partner Limited	Toronto, Canada		100%
SLI Investments LP	Toronto, Canada		100%
6425411 Canada Inc.	Toronto, Canada		100%
Sun Life Investments LLC	Wellesley Hills, USA		100%
Sun Life Financial of Canada (U.K.) Overseas Investments Limited	Basingstoke, UK	401	100%
Sun Life of Canada (Netherlands) B.V.	Rotterdam, Netherlands		100%
Sun Life Financial Philippine Holding Company, Inc.	Manila, Philippines		100%
Sun Life of Canada (Philippines), Inc.	Manila, Philippines	400	100%
Sun Life Asset Management Company, Inc.	Manila, Philippines		100%
Sun Life Financial – Philippines Foundation, Inc.	Manila, Philippines		100%
Sun Life Financial Plans, Inc.	Manila, Philippines		100%
Sun Life of Canada International Assurance Limited	Bridgetown, Barbados		100%
Sun Life Reinsurance (Ireland) Limited	Dublin, Republic of Ireland	358	100%
Sun Sunset Plaza, LLC	Wilmington, USA		100%
6560016 Canada Inc.	Toronto, Canada		100%
Sun Life Reinsurance (Barbados) No. 2 Corp.	St. Michael, Barbados		100%
6965083 Canada Inc.	Toronto, Canada		100%
7037457 Canada Inc.	Toronto, Canada		100%
7587929 Canada Inc.	Toronto, Canada		100%
7647913 Canada Inc.	Toronto, Canada		100%
7647930 Canada Inc.	Toronto, Canada		100%
Sun Life Global Investments Inc.	Toronto, Canada	1,759	100%
McLean Budden Limited	Toronto, Canada	123	66.9%
7508964 Canada Inc.	Toronto, Canada		66.9%
Sun Life Assurance Company of Canada – U.S. Operations Holdings, Inc.	Wellesley Hills, USA	4,261	100%
SL Investment 2007-1 ULC	Wellesley Hills, USA		100%
SL Investment Holdings 2007-1 LLC	Wellesley Hills, USA		100%
Sun Capital Advisers LLC	Wellesley Hills, USA		100%
Sun Life Financial (Japan), Inc.	Wellesley Hills, USA		100%
Sun Life Financial (U.S.) Holdings, Inc.	Wellesley Hills, USA		100%
Sun Life Financial (U.S.) Investments LLC	Wellesley Hills, USA	4,751	100%
Sun Life of Canada (U.S.) Financial Services Holdings, Inc.	Boston, USA	1,015	99.86%
Massachusetts Financial Services Company	Boston, USA	507	94.49%
MFS Development Funds, LLC	Delaware, USA		94.49%
MFS Fund Distributors, Inc.	Boston, USA		94.49%
MFS Heritage Trust Company	Boston, USA		94.49%
MFS Institutional Advisors, Inc.	Boston, USA		94.49%

154	Sun Life Financial Inc. Annual Report 2010 Subsidiary and Affiliate Companies of Sun Life Financial Inc.

Company	Address of head or principal office	Book value of shares owned*	Per cent of voting shares owned by SLF
MFS International Ltd.	Hamilton, Bermuda		94.49%
MFS do Brasil Desenvolvimento de Mercado Ltda.	Sao Paulo, Brazil		94.49%
MFS International (Hong Kong) Limited	Hong Kong		94.49%
MFS International (U.K.) Limited	London, UK		94.49%
MFS Investment Management Company (LUX) S.A.	Boston, USA		94.49%
MFS Investment Management K.K.	Tokyo, Japan		94.49%
MFS Service Center, Inc.	Boston, USA		94.49%
Sun Life of Canada (U.S.) Holdings, Inc.	Wellesley Hills, USA	3,915	100%
Dental Holdings, Inc.	Wellesley Hills, USA		100%
California Benefits Dental Plan	Santa Ana, USA		100%
Professional Insurance Company	Wellesley Hills, USA	53	100%
Sun Canada Financial Co.	Wellesley Hills, USA		100%
Sun Life Administrators (U.S.), Inc.	Wellesley Hills, USA		100%
Sun Life Assurance Company of Canada (U.S.)	Wellesley Hills, USA	3,952	100%
7101 France Avenue Manager, LLC	Wellesley Hills, USA		100%
7101 France Avenue, LLC	Wellesley Hills, USA		100%
Clarendon Insurance Agency, Inc.	Wellesley Hills, USA		100%
Independence Life and Annuity Company	Wellesley Hills, USA	73	100%
SL Investment DELRE Holdings 2009-1, LLC	Wellesley Hills, USA		100%
SLF Private Placement Investment Company I, LLC	Wellesley Hills, USA		100%
Sun Life Insurance and Annuity Company of New York	New York City, USA	480	100%
SLNY Private Placement Investment Company I, LLC	Wilmington, USA		100%
Sun MetroNorth, LLC	Wellesley Hills, USA		100%
Sun Parkaire Landing LLC	Wellesley Hills, USA		100%
Sun Life Financial (U.S.) Finance, Inc.	Wellesley Hills, USA		100%
Sun Life Financial (U.S.) Reinsurance Company	Wellesley Hills, USA		100%
Sun Life Financial (U.S.) Services Company, Inc.	Delaware, USA		100%
Sun Life Financial Distributors, Inc.	Boston, USA		100%
Sun Life Reinsurance (Barbados) No. 3 Corp.	Bridgetown, Barbados		100%
Sun Life Global Investments (Canada) Inc.	Toronto, Canada	6	100%
3060097 Nova Scotia Company	Halifax, Canada		100%
SL Finance 2007-1, Inc.	Wellesley Hills, USA		100%
Sun Life (Barbados) Holdings No. 1 Limited	St. Michael, Barbados		100%
Sun Life (Barbados) Holdings No. 2 Limited	St. Michael, Barbados		100%
Sun Life (Barbados) Holdings No. 3 Limited	St. Michael, Barbados		100%
Sun Life (Barbados) Holdings No. 4 Limited	St. Michael, Barbados		100%
Sun Life (Luxembourg) Finance No. 1 Sàrl	Luxembourg, Luxembourg		100%
Sun Life 2007-1 Financing Corp.	Toronto, Canada		100%
Sun Life Financial Global Funding II, L.P.	Wellesley Hills, USA		100%
Sun Life Financial Global Funding II, U.L.C.	Wellesley Hills, USA		100%
Sun Life Financial Global Funding II, L.L.C.	Wellesley Hills, USA		100%
Sun Life Financial Global Funding III, L.P.	Wellesley Hills, USA		100%
Sun Life Financial Global Funding III, U.L.C.	Wellesley Hills, USA		100%
Sun Life Financial Global Funding III, L.L.C.	Wellesley Hills, USA		100%
Sun Life Financial Reinsurance (Barbados) Limited	St. Michael, Barbados		100%
2097261 Ontario Inc.	Toronto, Canada		100%
2109578 Ontario Inc.	Toronto, Canada		100%
6183271 Canada Inc.	Toronto, Canada		100%
Sun Life Financial (Chile) S.A.	Las Condes, Chile		100%
6183298 Canada Inc.	Toronto, Canada		100%
6324983 Canada Inc.	Toronto, Canada		100%
6828141 Canada Inc.	Toronto, Canada		100%
7324260 Canada Inc.	Toronto, Canada		100%
7720017 Canada Inc.	Toronto, Canada		100%

*	The book values (in millions of Canadian dollars) of the principal operating companies and principal holding companies that are subsidiaries of Sun Life Financial Inc. are shown and are based on the equity method.

Subsidiary and Affiliate Companies of Sun Life Financial Inc. Sun Life Financial Inc. Annual Report 2010	155

Major Offices

The following is contact information for Sun Life Financial’s major offices and affiliates around the world. For inquiries and customer service, please contact the appropriate office in your area.

Sun Life Financial Inc.

Corporate Headquarters

150 King Street West

Toronto, Ontario

Canada M5H 1J9

Tel: 416-979-9966

Website: sunlife.com

Sun Life Financial Canada

Canadian Headquarters

227 King Street South

Waterloo, Ontario

Canada N2J 4C5

Tel: 519-888-2290

Call centre: 1-877-SUN-LIFE/ 1-877-786-5433

Website: sunlife.ca

Montreal Office

1155 Metcalfe St.

Montreal, QC

Canada H3B 2V9

Tel: 514-866-6411

Website: sunlife.ca

Sun Life Financial U.S.

One Sun Life Executive Park

Wellesley Hills, Massachusetts

USA 02481

Call centre: 1-800-SUN-LIFE/ 1-800-786-5433

Website: sunlife.com/us

Sun Life Financial Bermuda

Sun Life Financial

Victoria Hall

11 Victoria Street

P.O. Box HM 3070

Hamilton HM NX, Bermuda

Tel: 1-800-368-9428 / 441-296-3084

Website: sunlife.com/international

Sun Life Financial U.K.

Matrix House

Basing View, Basingstoke

Hampshire

United Kingdom RG21 4DZ

Call centre: 0870-1611-111

Website: sloc.co.uk

Sun Life Financial Asia

Sun Life Financial Asia Regional Office

27/F Oxford House

Taikoo Place

979 King’s Road

Hong Kong

Tel: (852) 2918-3888

China

Sun Life Everbright Life Insurance

15/F

28 Jianguomennei Ave.

Dong Cheng District

Beijing, China 100005

Tel: (8610) 8523-7272

Website: sunlife-everbright.com

Beijing Representative Office

Sun Life Financial

Suite A01, 10th Floor, AB Tower,

Office Park, No. 10 Jintong West Road

Chaoyang District

Beijing, China 100020

Tel: (8610) 8590-6500

Hong Kong

Sun Life Hong Kong Limited

10/F, Sun Life Tower

Gateway, Harbour City

15 Canton Road

Hong Kong

Tel: (852) 2103-8888

Call centre: (852) 2103-8928

Website: sunlife.com.hk

India

Birla Sun Life Insurance Company Limited

One India Bulls Centre, Tower 1, 16th Floor

Jupiter Mill Compound

841, Senapati Bapat Marg, Elphinstone Road

Mumbai, India 400 013

Tel: 1-800-270-7000 / 91-22-4356-9000

Website: birlasunlife.com

Birla Sun Life Asset Management

Company Limited

One India Bulls Centre, Tower 1, 17th Floor

Jupiter Mill Compound

841, Senapati Bapat Marg, Elphinstone Road

Mumbai, India 400 013

Tel: 91-22-4356-8000

Website: birlasunlife.com

Indonesia

World Trade Centre, 8th & 9th Floors

JL Jend. Sudirman Kav 29-31

Jakarta, Indonesia 12920

Tel: (6221) 5289-0000

Hotline / toll-free: 0800-140-1262

Customer Service Centre: (6221) 5289-0088

Website: sunlife.co.id

Philippines

The Enterprise Center

Tower 2, 12/F

6766 Ayala Avenue cor.

Paseo de Roxas

Makati City, Philippines 0724

Call centre: (632) 849-9888

Website: sunlife.com.ph

MFS Investment Management

Head Office

500 Boylston Street

Boston, Massachusetts

USA 02116

Tel: 617-954-5000

Toll Free: 1-800-343-2829

Website: mfs.com

McLean Budden

Head Office

145 King Street West, Suite 2525

Toronto, Ontario

Canada M5H 1J8

Tel: 416-862-9800

Website: mcleanbudden.com

Sun Life Global Investments (Canada) Inc.

Head Office

150 King St. West, Suite 1400

Toronto, Ontario

Canada M5H 1J9

Tel: 1-877-344-1434

Website: sunlifeglobalinvestments.com

156	Sun Life Financial Inc. Annual Report 2010 Major Offices

CORPORATE AND SHAREHOLDER INFORMATION

For information about the Sun Life Financial group of companies, corporate news and financial results, please visit www.sunlife.com.

Corporate Office

Sun Life Financial Inc. 150 King Street West Toronto, Ontario Canada M5H 1J9 Tel: 416-979-9966 Website: sunlife.com

Investor Relations

For financial analysts, portfolio managers and institutional investors requiring information, please contact: Investor Relations Fax: 416-979-4080 E-mail: investor.relations@sunlife.com Please note that financial information can also be obtained from sunlife.com.

Transfer Agent

For information about your shareholdings, dividends, change in share registration or address, estate transfers, lost certificates, or to advise of duplicate mailings, please contact the Transfer Agent in the country where you reside. If you do not live in any of the countries listed, please contact the Canadian Transfer Agent.

Canada

CIBC Mellon Trust Company P.O. Box 7010 Adelaide Street Postal Station Toronto, Ontario Canada M5C 2W9 Within North America: Tel: 1 877 224-1760 (English) 1 888 290-0048 (French) Outside of North America: Tel: 416-348-9412 Fax: 416-643-5501 E-mail: inquiries@cibcmellon.com Website: www.cibcmellon.com Shareholders can view their account details using CIBC Mellon Trust Company’s Internet service, Answerline.® Register at www.cibcmellon.com/ answerlineregistration.

United States

BNY Mellon Shareowner Services 480 Washington Blvd. Jersey City, NJ 07310-1900 Tel: 1 800 648-8393 E-mail: shrrelations@bnymellon.com

United Kingdom

Capita Registrars The Registry

34 Beckenham Road Beckenham, Kent United Kingdom BR3 4TU Within the U.K.: Tel: (0845) 602 1587 Outside the U.K.: Tel: +44 20 8639 2064 E-mail: ssd@capitaregistrars.com

Philippines

The Hongkong and Shanghai Banking Corporation Limited HSBC Stock Transfer 7/F, HSBC Centre 3058 Fifth Avenue West Bonifacio Global City Taguig City, 1634, Philippines From Metro Manila: Tel: PLDT (632) 581-8111 GLOBE (632) 976-8111 From the Provinces: 1 800 1 888-2422

Hong Kong

Computershare Hong Kong Investor Services Limited 17M Floor, Hopewell Centre 183 Queen’s Road East Wanchai, Hong Kong Tel: (852) 2862-8555 E-mail: hkinfo@computershare.com.hk

Shareholder Services

For shareholder account inquiries, please contact the Transfer Agent in the country where you reside, or Shareholder Services: Fax: 416-598-3121 English E-mail: shareholderservices@sunlife.com French E-mail: servicesauxactionnaires@sunlife.com

Dividends

2011 Dividend dates

Common shares

Record dates Payment dates

March 2, 2011 March 31, 2011 May 25, 2011* June 30, 2011 August 24, 2011* September 30, 2011 November 23, 2011* December 30, 2011 * Subject to approval by the Board of Directors

Direct deposit of dividends

Common shareholders residing in Canada or the U.S. may have their dividend payments deposited directly into their bank account.

The Request for Electronic Payment of Dividends Form is available for downloading from the Investor Centre on CIBC Mellon’s website, www.cibcmellon.com, or you can contact CIBC Mellon to have a form sent to you.

Canadian Dividend Reinvestment and Share Purchase Plan

Canadian-resident common shareholders can enrol in the Dividend Reinvestment and Share Purchase Plan. For details visit our website at www.sunlife.com or contact the Plan Agent, CIBC Mellon at inquiries@cibcmellon.com.

Stock Exchange Listings

Sun Life Financial Inc. Class A Preferred Shares are listed on the Toronto Stock Exchange (TSX).

Ticker Symbols: Series 1 – SLF.PR.A Series 2 – SLF.PR.B

Series 3 – SLF.PR.C Series 4 – SLF.PR.D Series 5 – SLF.PR.E Series 6R – SLF.PR.F Series 8R – SLF.PR.G

Sun Life Financial Inc. common shares are listed on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges. Ticker Symbol: SLF

As of February 10, 2011, there were 574,448,184 outstanding common shares, which are the only voting securities.

2011 Annual Meeting

The Annual Meeting will be held on: Date: Wednesday, May 18, 2011 Time: 10:00 a.m.

Place: Sun Life Financial Tower 150 King Street West (at University Avenue) 2nd Floor, Toronto, Canada

Sun Life Financial

Life’s brighter under the sun

Sun Life Financial Inc.

Annual Report 2010

150 King Street West

Toronto, Ontario

Canada M5H 1J9

sunlife.com

As a provider of products and services that help customers achieve lifetime financial security, Sun Life Financial recognizes that environmental sustainability is critical to our overall well-being. The use of Forest Stewardship Council (FSC) and recycled paper for this Annual Report resulted in the following savings:

93 trees 39,516 gallons of waste water 4,372 lbs. solid waste 8,608 lbs. greenhouse gases 66 mil. BTUs total energy

This report is printed on FSC certified paper and contains 10% post-consumer recycled fibre and is FSC certified. The fibre used in the manufacture of the paper stock comes from well-managed forests, controlled sources and recycled wood fibre.

FSC

© Mixed Sources

Product group from well-managed forests and other controlled sources

www.fac.org Cert no. SGSNA-COC-000072

©1996 Forest Stewardship Council

The greenhouse gas emissions associated with the production, distribution and paper lifecycle of this report have been calculated and offset by Carbonzero.

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